77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

05011530

FOSTER'S
GROUP
Inspiring Global Enjoyment

82-711

16 September 2005

SUPPL

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street N.W.
Washington DC 20549
U.S.A.

Fosters Brewing

Dear Sirs,

Please find enclosed a copy of the following documents that were lodged with the Australian Stock Exchange on 15 September 2005:

- Foster's Group Limited Concise Annual Report 2005; and
- Foster's Group Limited Financial Report 2005;

The Concise Annual Report and the Financial Report when combined, form the full Annual Report 2005.

Yours faithfully,

R.K. Dudfield.

R. K. Dudfield
Assistant Company Secretary

Enclosure

dlw 9/28

Ref File No: 082-01711

ABN 49 007 620 886

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 134 708
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2469
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

000001
000
FGL
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890

Appointment of Proxy

I/We being a member/s of Foster's Group Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Foster's Group Limited to be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria on Monday 24 October 2005 at 10:30am and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEM 4 BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this Item.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 1	Re-election of Mr F J Swan as a Director			
Item 2	Re-election of Mr G W McGregor as a Director			
Item 3	Reinstatement of Proportional or Partial Takeover Provision in the Constitution			
Item 4	Approval of increase in total amount of non-executive Directors' fees			
Item 5	Approval of the participation of Mr Trevor L O'Hoy, President and CEO of the Company, in the Foster's Long Term Incentive Plan			
Item 6	Adoption of the remuneration report			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy Form in the above box(es) please provide the information below in case we need to contact you.

Contact Name	Contact Daytime Telephone	Date
		/ /

FGL 7PR 009872_00G68D

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 10:30am on Monday 24 October 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

BY WEB	Visit www.fostersgroup.com and click on "AGM Proxy Voting"
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067 Australia Registered Office - 77 Southbank Boulevard, Southbank VIC 3006 Australia
BY FAX	61 3 9473 2469

FOSTER'S
GROUP

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Questions from Shareholders

The Annual General Meeting (AGM) of Foster's Group Limited will be held on Monday 24 October 2005 at 10.30am. Shareholders are invited to register questions in advance of the AGM.

This form may also be used to submit a written question to the auditor if the question is relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

In the course of the AGM we intend to respond to as many of the more frequently asked questions as is practicable. Responses to the more frequently asked questions will be available on the Foster's website after the AGM.

Shareholder questions must be received by Monday 17 October 2005. Please return the form to our Share Registry, Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne Victoria 3001 or by facsimile to (613) 9645 7226. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you may email your questions to **shareholderquestions@fostersgroup.com.** If emailing please include your name and Securityholder Reference Number (SRN) or Holder Identification Number (HIN).

Shareholder's Name

Securityholder Reference Number (SRN)

I

or

Holder Identification Number (HIN)

X

Question/s

Please tick ✔ if it is a question directed to the Auditor

1 .... ☐

2 .... ☐

3 .... ☐

4 .... ☐

FOSTER'S GROUP LIMITED
ABN 49 007 620 886

FOSTER'S GROUP

Foster's Group Limited
ABN 49 007 620 886

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Foster's Group Limited will be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia on Monday, 24 October 2005, at 10.30 a.m.

Business:

Accounts

To consider the financial report and the reports of the Directors and of the Auditors for the financial year ended 30 June 2005.

Resolutions

Re-election of Directors

1. Mr F J Swan retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.
2. Mr G W McGregor retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

Information regarding the candidates for re-election can be found in the accompanying Explanatory Notes.

Special Business:

3. Reinstatement of Proportional or Partial Takeover Provision in the Constitution

To consider and, if thought fit, to pass the following resolution as a special resolution:

'That Rule 7.8 of the Constitution of Foster's Group Limited approved by shareholders on 28 May 2001 be reinstated in the Constitution.'

4. Approval of increase in total amount of non-executive Directors' fees

The resolution set out below will be proposed as an ordinary resolution:

'That the Company approve the increase in the total amount of directors' fees that may be received by the Company's non-executive Directors from $1,200,000 per financial year to $1,500,000 per financial year, such amount to be inclusive of superannuation guarantee charge contributions.'

5. Approval of the participation of Mr Trevor L O'Hoy, President and Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan

The resolution set out below will be proposed as an ordinary resolution:

'That subject to the attainment of the relevant performance standards prescribed under the Foster's Long Term Incentive Plan ('Plan'), the Company approve the acquisition of rights in respect of up to a maximum of 402,800 ordinary shares in the Company in respect of the 2005/2006 financial year, by Mr T L O'Hoy, President and Chief Executive Officer of the Company, under the Plan.'

6. Adoption of the Remuneration Report for the year ended 30 June 2005

To consider and put to a non-binding vote the following resolution:

'That the Remuneration Report required by section 300A of the Corporations Act, as contained in the Directors' Report of the Company, for the year ended 30 June 2005 be adopted.'

By Order of the Board,

Martin M Hudson,
Secretary.
Melbourne, 5 September 2005

Information for Members

1. The Company has determined in accordance with the Corporations Act, that for the purpose of voting at the meeting, shares will be taken to be held by those who hold them at 10.30 a.m. on Saturday, 22 October 2005.
2. A member entitled to attend and vote at the meeting may appoint a proxy. The person appointed as a proxy may be an individual or a body corporate. If entitled to cast two or more votes, the member may appoint one or two proxies.
3. Where two proxies are appointed, each proxy may be appointed to represent a specific proportion of the member's voting rights. If the proportion is not specified, each proxy may exercise half of the member's voting rights. Fractional votes will be disregarded.
4. Please read carefully the instructions on the Proxy Form and consider how you wish to direct the proxy to vote on your behalf. You may direct the proxy to vote "for", "against" or "abstain" from voting on each resolution or you may leave the decision to the appointed proxy after discussion at the meeting.
5. A proxy need not be a member of the Company.
6. The Proxy Form must be signed by the member or the member's attorney. Proxies given by corporations must be signed in accordance with the corporation's constituent documents, or as authorised by the Corporations Act.
7. To be valid, the Proxy Form must be lodged at least 48 hours before the time for holding the meeting by one of the following methods:
   (a) by mail or in person at the registered office of the Company or the office of the Company's Share Registry:

   Computershare Investor Services Pty Limited
   GPO Box 242, Melbourne, Victoria 3001;
   or
   Yarra Falls, 452 Johnston Street,
   Abbotsford, Victoria 3067, Australia;

   (b) by facsimile to the Company's Share Registry on (03) 9473 2469; or

   (c) electronically, by visiting www.fostersgroup.com and clicking on 'AGM Proxy Voting'.
8. If the Proxy Form is executed under a power of attorney which has not been noted by the Company, the power of attorney must accompany the Proxy Form.
9. In the case of joint shareholders, the names of all joint shareholders should be shown and all joint shareholders should sign the Proxy Form.

Corporations

A corporation that is a member or a proxy may elect to appoint a representative in accordance with the Corporations Act, in which case the Company will require written proof of the representative's appointment, which must be lodged with or presented to the Company before the meeting.

Voting

In accordance with the ASX Listing Rules, any vote cast on:

(a) Resolution 4 by any of the directors or their associates; and

(b) Resolution 5 by Mr O'Hoy or any associate of him;

will be disregarded, provided that it need not be disregarded if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Explanatory Notes

RESOLUTION 1
Re-election of Mr F J Swan as a Director

Mr Frank Swan B.Sc., FAICD, FID (UK) is a non-executive Director and Chairman. He has been a member of the Board since August 1996 and Chairman since October 1999. He is 64 years of age. Mr Swan is also a Director of the Commonwealth Bank of Australia Limited and until recently was a Director of National Foods Limited.

Mr Swan has extensive experience in the food and beverages industries through being a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc.

Mr Swan is Chairman of both the Human Resources and Succession Committees.

Mr Swan is considered by the Board to be an independent Director.

An assessment of the performance of Mr Swan has been conducted in the context of his skills, experience, knowledge, understanding of Foster's businesses and the diversity represented on the Board. Subsequently, the Directors (other than Mr Swan who abstained because of his interest in the resolution) have resolved that shareholders vote in favour of the re-election of Mr Swan. The Chairman (who will be another Director for the purposes of this resolution) intends to vote undirected proxies in favour of this resolution.

RESOLUTION 2
Re-election of Mr G W McGregor as a Director

Mr Graeme McGregor AO, B.Ec., FCPA, FAICD is a non-executive Director and has been a member of the Board since April 1999. He is 66 years of age. Mr McGregor was a Director of Foster's from 1992-1996.

Mr McGregor has extensive financial and business experience having worked with large corporations and government. He is a Director of Santos Limited and Goldman Sachs JBWere Managed Funds Limited, and until recently was a Director of WMC Resources Limited and Nufarm Limited. Mr McGregor is also a member of the Financial Reporting Council.

Mr McGregor is Chairman of the Audit and Risk Committee and a member of the Treasury Committee.

Mr McGregor is considered by the Board to be an independent Director.

An assessment of the performance of Mr McGregor has been conducted in the context of his skills, experience, knowledge, understanding of Foster's businesses and the diversity represented on the Board. Subsequently, the Directors (other than Mr McGregor who abstained because of his interest in the resolution) have resolved that shareholders vote in favour of the re-election of Mr McGregor. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 3
Proportional or Partial Takeover Provision in the Constitution

Background

The Company's Constitution, as adopted in 2001, contained Rule 7.8 which dealt with proportional or partial takeovers. A proportional or partial takeover is a bid made for a specified proportion of each shareholder's shares. Broadly, Rule 7.8 permitted shareholders in a general meeting to vote on any proportional or partial takeover offer and if the resolution were rejected, would stop the offer proceeding.

In accordance with the Corporations Act, Rule 7.8 expired after three years, and at that time ceased to have effect. The Directors consider that it is in the interests of the Company's shareholders to have a proportional takeover rule in the Constitution and shareholders are asked to consider a resolution to reinstate the previous Rule 7.8 in identical terms.

An extract of Rule 7.8 is located at the end of the Explanatory Note to this resolution.

The operation of Rule 7.8

If a proportional or partial takeover bid is made for the Company, the existence of the reinstated Rule 7.8 would require the Directors to submit to shareholders a resolution to approve the proportional bid. Rule 7.8 permits the Directors to conduct the vote either by a meeting of members or postal ballot. The resolution must be voted on at least 14 days before the close of the proportional bid. If a meeting were called it would be conducted in accordance with the provisions governing general meetings in the Company's Constitution.

Rule 7.8 provides that for a resolution to be approved it must be passed by a majority of votes, excluding votes by the bidder and its associates.

If a resolution approving the proportional bid is passed, the offer may proceed. If the resolution is rejected, the offer will be taken to be withdrawn.

Rule 7.8 does not apply to full takeover bids, that is, for all shares in the Company. Under the Corporations Act, the Rule will lapse on the expiry of three years unless renewed by shareholders.

Reasons for Proposing the Resolution

The Directors consider that it is in the interests of the Company's shareholders to have a proportional takeover approval rule in its Constitution as it gives shareholders the opportunity to vote on a proposed proportional takeover bid. If the proposed proportional takeover bid were not subject to such a vote, control of the Company may be acquired by a party holding less than a majority stake without shareholders having the opportunity to dispose of all their shares. This leaves shareholders at risk of becoming part of a minority interest in the Company, which could result in them suffering a loss due to a decrease in share price following reduced opportunities to dispose of their remaining shares. A reinstatement of Rule 7.8 will prevent this situation by permitting shareholders to decide whether a proportional takeover bid should be permitted to proceed.

Advantages and Disadvantages

The Corporations Act requires this explanatory statement to discuss the potential advantages and disadvantages of the reinstatement of Rule 7.8 for both Directors and shareholders.

As the Directors remain free to make recommendations on whether a proportional takeover bid should be accepted, they consider that there are no advantages or disadvantages specific to them as Directors, for the reinstatement of Rule 7.8. It has been said, however, that a reinstatement of Rule 7.8 could make it easier for Directors to discharge their fiduciary and statutory duties to the Company and shareholders in respect of a bid as it allows Directors to formally ascertain the views of shareholders in respect of the bid.

A reinstatement of Rule 7.8 enables all shareholders to have an opportunity to study a proportional takeover bid and specifically to vote on the proposal (either at a meeting of members or by a postal vote). It provides a democratic process for shareholders to express their collective views and to act in a cohesive manner to both increase their bargaining power in the face of a proportional bid and to lessen any coercive effects of the proportional bid. This is important as a proportional takeover bid may result in a change in control of the Company without shareholders having an opportunity to dispose of all their shares. There is advantage to shareholders in having an opportunity to prevent a proportional takeover bid proceeding if they believe that control of the Company should not be permitted to pass in such circumstances. The very existence of Rule 7.8 may impact upon the terms of any future proportional bid and lead prospective bidders to structure any prospective proportional bids to be attractive to a majority of shareholders.

On the other hand, it may be argued that a reinstatement of Rule 7.8 reduces the possibility of a successful proportional takeover bid, therefore discouraging proportional bids for the Company. It may also deny some shareholders an opportunity to sell securities at what they consider to be an attractive price where the majority of shareholders rejects an offer. As a consequence, shareholders may have fewer opportunities to receive an attractive price for some of their shares from persons seeking control of the Company.

Present Acquisition Proposals

The Directors are not aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company or to announce a takeover offer for shares in the Company.

Directors' Recommendation

The Directors recommend shareholders vote in favour of the resolution to reinstate Rule 7.8 in the Constitution. The Chairman intends to vote undirected proxies in favour of the resolution.

Extract of Rule 7.8

(a) If offers are made under a proportional takeover bid within the meaning of the Corporations Law* (in this Rule 7.8 referred to as a "bid") for Securities:

(i) the registration of a transfer giving effect to a takeover contract for the bid is prohibited unless and until a resolution (in this Rule 7.8 referred to as an "approving resolution") to approve the bid is passed in accordance with the provisions of these Rules;

(ii) a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class Securities is entitled to vote on an approving resolution (in this Rule 7.8 referred to as an "eligible shareholder");

(iii) the approving resolution shall be voted on in either of the following ways as determined by the Directors:
(A) at a Meeting; or
(B) by means of a postal ballot; and

(iv) an approving resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution

bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(b) If the Directors determine that the approving resolution shall be voted on at a Meeting, then the provisions of this Constitution that apply to a general meeting of the Company shall, with such modifications as the circumstances require, apply to the Meeting.

(c) If the Directors determine that the approving resolution shall be voted on by means of postal ballot:

(i) The Directors shall dispatch to the eligible shareholders:
(A) a notice proposing the approving resolution;
(B) a ballot paper for the purpose of voting on the approving resolution;
(C) a statement setting out details of the bid; and
(D) a memorandum explaining the postal ballot procedure which is to govern voting in respect of the approving resolution.

(ii) A vote recorded on a ballot paper shall not be counted, for the purposes of determining whether or not the approving resolution is passed, unless the ballot paper is:
(A) correctly completed and signed under the hand of the eligible shareholder or of the eligible shareholder's attorney duly authorised in writing or if the eligible shareholder is a body corporate in a manner set out in sections 127(1) or (2) of the Corporations Law*, or under the hand of its attorney so authorised; and
(B) received at the registered office of the Company on or before the time and the date specified for its return in the notice proposing the approving resolution such date to be not less than 18 days before the end of the period during which offers under the bid remain open.

(iii) On the date specified for the return of ballot papers in the notice proposing the approving resolution or the Business Day following that date, the Directors shall arrange for a count of the ballot papers returned and determine whether the approving resolution has been passed or rejected and shall upon completion of counting disclose the results of the ballot and the approving resolution shall accordingly be deemed to have been voted on upon the date of such declaration.

(d) To be effective, an approving resolution in relation to a bid must be passed before the 14th day before the last day of the bid period (in this Rule 7.8 referred to as the "approving resolution deadline").

(e) If offers are made under a bid for a class of the Company's Securities, the Directors shall do all that is practicable to ensure that a resolution to approve the bid is voted on before the approving resolution deadline.

(f) If a resolution to approve the bid is voted on in accordance with this Rule 7.8 before the approving resolution deadline, a Director or a Secretary shall, on or before the deadline, give:

(i) the bidder; and

(ii) if the Company is listed, each relevant securities exchange,

a written notice stating that a resolution to approve the bid has been voted on and whether the resolution was passed or rejected.

(g) If no resolution to approve the bid has been voted on in accordance with this Rule 7.8 as at the end of the day before the approving resolution deadline, a resolution to approve the bid is taken, for the purposes of this Rule 7.8, to have been passed in accordance with those provisions.

(h) If a resolution to approve the bid is voted on, in accordance with this Rule 7.8, before the approving resolution deadline and is rejected:

(i) despite section 652A of the Corporations Law*:
(A) all offers under the bid that have not been accepted as at the end of the deadline; and
(B) all offers under the bid that have been accepted, and from whose acceptance binding contracts have not resulted, as at the end of the deadline,

are taken to be withdrawn at the end of the deadline;

(ii) as soon as practicable after the deadline, the bidder must return to each person who has accepted an offer referred to in Rule 7.8(h)(i)(B) any documents that the person sent the bidder with the acceptance of the offer;

(iii) the bidder:
(A) is entitled to rescind; and
(B) must rescind as soon as practicable after the deadline,

each binding takeover contract for the bid; and

(iv) a person who has accepted an offer made under the bid is entitled to rescind the takeover contract between such person and the bidder.

(i) This Rule 7.8 ceases to apply at the end of three years following the date of adoption or last renewal of this Rule 7.8.

* In accordance with the interpretation provisions in the Constitution, all references to the "Corporations Law" should be read as a reference to the "Corporations Act 2001 (Cth)", being the legislation that replaced the Corporations Law.

RESOLUTION 4
Increase in total amount of non-executive Directors' fees

Under Listing Rule 10.17, the Company must not increase the total amount of Directors' fees payable by it without the approval of shareholders.

At the 2004 Annual General Meeting shareholders approved an increase of non-executive Directors' fees from $900,000 to $1,200,000. The increase was approved in light of the Board's decision that Directors would no longer accrue retirement benefits under the arrangements previously approved by shareholders. At that time no regard was given to the possibility of increasing the number of Directors.

The acquisition of Southcorp during the year has significantly expanded the operation of the Company in Australia and globally. With the increased responsibilities of the Directors as a consequence of this expansion and having regard to the size of boards of other ASX top 50 companies, the average of which is nine directors, the Board has formed the view that it is appropriate to increase the number of Directors. An increase in the number of Directors would better enable the Board to exercise an appropriate level of oversight of the Company's affairs on behalf of shareholders.

While no final decision has been made as to the number of new Directors, the Directors' view is that an increase of $300,000 in the maximum amount of fees payable to Directors (including committee fees as well as the superannuation guarantee charge contribution) will enable the Board to attract and retain Directors of a calibre appropriate to the needs of the expanded Company.

The remuneration provided to each non-executive Director for the financial year ended 30 June 2005 is detailed in the Remuneration Report contained within the Directors' Report on page 33 of the Concise Annual Report.

The Directors do not make any recommendation in respect of this resolution given the interest of the non-executive Directors in the resolution. The Chairman intends to vote undirected proxies in favour of this resolution.

RESOLUTION 5
Approval of the participation of Mr Trevor L O'Hoy, President and Chief Executive Officer of the Company, in the Foster's Long Term Incentive Plan ('LTIP')

Under ASX Listing Rule 10.14, a Director of the Company may only participate in an employee share plan where such participation is approved by ordinary resolution of the Company in general meeting or a waiver is granted by the ASX.

Mr O'Hoy currently participates in the Long Term Incentive Plan ('LTIP') and it is intended that Mr O'Hoy will participate in the LTIP in respect of the 2005/2006 year.

Under the LTIP, individuals who have the capacity to make an impact on the long term performance of the Company are identified and rewarded if the Company exhibits superior performance over a period of time. Participants may be entitled to ordinary shares in the capital of the Company ('Shares') if certain performance standards are met (see further below) at the end of a three year performance period. If participants become eligible to receive Shares under the LTIP, Shares are issued by the Company at no cost to the participants and, if the employee is an Australian resident, are held on trust for participants by the Trustee. Subject to the Shares not being forfeited, participants may elect to have Shares transferred to them within 10 years of the Acquisition Date. The Acquisition Date, if any, for the purpose of the LTIP is the date such Shares are acquired by the Trustee and will be immediately after the expiry of the three year performance period. For the 2005/2006 offer and following years, the Directors have determined that the three year performance period will not be extended.

The performance standard is the Company's performance as measured by total shareholder return ('TSR'), compared with a peer group of companies, which includes listed Australian companies and comparable international beverage companies. TSR measures share price change plus dividends relative to a peer group of companies. The Remuneration Report in the Company's Concise Annual Report sets out the list of peer companies in respect of the 2005/2006 offer.

TSR is calculated by an accumulation index based on share price movements of the price of fully paid ordinary shares (or equivalent securities) in each company in the peer group of companies (including Foster's) and dividends paid on such shares over the three year performance period. The TSR for each company is ranked from highest to lowest. If the Company's ranking is below the median ranking then there will be no entitlement to Shares. If the Company's ranking is at the median, the entitlement is 50% of the maximum entitlement. If the ranking is between the median and the 85th percentile ranking, the participant is entitled to Shares in proportion to the ranking between 50% and 100% of the maximum entitlement. If the Company's ranking is at or above the 85th percentile in the ranking of peer group companies, the entitlement is 100% of the maximum entitlement. Further, if a participant is an Australian resident, an entitlement is earned only if, in the opinion of the Board, the participant's performance over the period warrants the acquisition by the Trustee of Shares on behalf of the participant.

If a participant leaves the employment of the Company or an associated company between the Offer Date and the Acquisition Date (other than by reason of retirement, redundancy, ill health, death or because the employer of the participant ceases to be an associated company, in which cases, the participant may be entitled to a cash amount which the Board deems appropriate having regard to specified factors), the participant will no longer be entitled to participate in the LTIP and will not be entitled to any Shares (other than Shares already acquired pursuant to previous offers).

Prior to a transfer of the Shares from the Trustee, the participant is entitled to receive any bonus issue of Shares, dividends paid and participate in rights issues in respect of Shares held by the Trustee for the benefit of the participant. The participant will be able to direct the Trustee to take up a rights issue on behalf of the participant, but will be required to provide all moneys payable to the Company in relation to a rights issue. A participant may direct the Trustee how to vote at a general meeting.

If, between the Offer Date and the Acquisition Date, there is a change in control of the Company, as set out in the Trust Deed, the participant is entitled to an amount which the Directors decide is appropriate in the circumstances.

The Board's Human Resources Committee supervises the administration of the LTIP and has the right to suspend or terminate the LTIP at any time. Termination of the LTIP would not affect participants' entitlement to Shares.

As described, in respect of Mr O'Hoy's 2005/2006 participation, it is proposed that he be entitled to a maximum of 402,800 Shares, but only if the Company's TSR ranking is at the 85th percentile ranking or above. If the Company achieves the median ranking, it is proposed that Mr O'Hoy will be entitled to 201,400 Shares. If the Company does not achieve the median ranking, Mr O'Hoy will be entitled to no Shares in respect of the 2005/2006 participation. The time at which any such Shares would be acquired would be in about September 2008. The estimated value of the right to participate to the maximum of 402,800 Shares is $1,003,000 taking account of the impact of the performance hurdle and the probability of the maximum number of Shares being achieved.

Pursuant to shareholder approval at the 2004 Annual General Meeting, Mr O'Hoy obtained rights to acquire up to a maximum of 339,200 Shares in respect of the 2004/2005 LTIP at no cost to him. Mr O'Hoy is the only person for the purpose of Listing Rule 10.14 who participated in the 2004/2005 LTIP. Other details of Mr O'Hoy's entitlements to acquire Shares under previous LTIP offers are set out in the Remuneration Report in the Company's Concise Annual Report.

Any Shares acquired by the Trustee for Mr O'Hoy under the LTIP will be issued at no cost to him.

ASX has granted a waiver which entitles Shares to be issued to the Trustee for the benefit of Mr O'Hoy as and when an obligation to issue arises. In the case of the 2005/2006 participation, this is dependent on shareholder approval of this Resolution 5.

No Director or associate of a Director of the Company, other than Mr O'Hoy, has participated or is entitled to participate in the LTIP.

The Directors (other than Mr O'Hoy who abstained because of his interest in the resolution) have resolved that:

- in their view, the overall remuneration of Mr O'Hoy, which includes his participation in the LTIP, is reasonable having regard to the circumstances of the Company and of Mr O'Hoy; and
- it is in the best interests of the Company for Mr O'Hoy to participate in the LTIP and recommend that shareholders vote in favour of the resolution.

The Directors (other than Mr O'Hoy) recommend shareholders vote in favour of the resolution. The Chairman intends to vote undirected proxies in favour of the resolution.

RESOLUTION 6
Adoption of the Remuneration Report

[illegible] with section 250R of the Corporations Act, [illegible] its to shareholders for consideration [illegible] by way of a non-binding resolution its Remuneration Report for the year ended 30 June 2005. At the meeting there will be a reasonable opportunity for discussion of the report.

The Remuneration Report is a distinct section of the annual Directors' Report which deals with the remuneration of Directors and executives (which include secretaries and senior managers) of the Company. The Remuneration Report can be located in the Company's Concise Annual Report on pages 27 to 39. It is also available on Foster's website (www.fostersgroup.com).

The Remuneration Report includes:

- an explanation of the Board's policies in relation to the nature and level of remuneration of Directors and executives;
- a discussion of the link between Directors and executives' remuneration and the Company's performance over both this year and the previous four financial years;
- details of any element of the remuneration of Directors and executives that is dependent upon the satisfaction of a performance condition; and
- details of the total remuneration (as well as a categorised break-down of its components) of each Director of the Company and the most senior executives of the Company and the Group.

The Directors recommend shareholders vote in favour of the resolution. The Chairman intends to vote undirected proxies in favour of the resolution.


The Palladium at Crown
Flinders St
Flinders St Station
King St
Yarra River
St Kilda Rd
CROWN
Whiteman St
Queensbridge St
Clarendon St
Haig St
Clarke St
Kingsway
City Rd
Moray St
Annual General Meeting
Monday 24 October 2005

FOSTER'S
GROUP

Making Foster's First Choice

Foster's Group Limited
Financial Report 2005


BERINGER
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Foster's Group Limited
Financial Statements
Year ended 30 June 2005

Contents

Foster's Group Limited ABN 49 007 620 886

Remuneration Report

Contents

Section 1. Board Human Resources Committee

The Board Human Resources Committee reviews, approves or recommends to the Board matters relating to executive or Director remuneration. More details are provided in the Corporate Governance Statement of the Concise Annual Report.

Section 2. Non-executive Directors' remuneration

The Board determines fees payable to non-executive Directors, based on advice from external consultants. The fees are consistent with those paid to non-executive Directors in comparable companies, while remaining within the aggregate limit approved by shareholders. Shareholders' last approval for the maximum aggregate remuneration of $1,200,000 per year was given at the Annual General Meeting on 25 October 2004.

The Board's focus is on the long-term strategic direction and overall performance of the Company. Consequently, the non-executive Directors' remuneration is not directly related to the short-term results of the Group. The non-executive Directors have agreed to apply 20 per cent of their base Board fee to purchase shares in the Company on a post-tax basis. The shares are bought on market in the months following the announcement of the Company's half-yearly and annual results. Due to the timing of the bid for Southcorp Limited, no shares were purchased following the Company's half-year results announcement in February 2005. The fees that would have been used to buy these shares will now be used to buy shares following the Company's annual results announcement in August 2005. There are no restrictions on the shares because Directors' base fees have been used to acquire them.

Before 1 January 2005, all non-executive Directors, except Max Ould, received retirement benefits in accordance with the non-executive Directors' retirement benefits policy approved by shareholders in 1988. This policy provided for one lump sum payment equal to one tenth of total fees, for the three years preceding retirement, for every year of completed service as a Director up to a maximum of 16 and two-thirds years of service.

As these arrangements did not comply with aspects of Recommendation 9.3 of the Australian Stock Exchange (ASX) Corporate Governance Principles, the policy was discontinued effective 1 January 2005 (or for any Directors commencing since July 2003). At this date, the balance of accrued benefits was rolled into the Foster's Group Superannuation Fund and an increase in fees was granted in accordance with the shareholder approval at the Annual General Meeting held on 25 October 2004. This was to address the forfeiture of future retirement benefits under the policy, and to ensure the level of non-executive Director remuneration was in line with other comparable companies.

Max Ould, who started as a non-executive Director after July 2003 and therefore did not receive the retirement benefit, received no corresponding fee increase. Instead, he started on a higher base fee that reflected the exclusion of the retirement benefit. The following fee structure has applied to all non-executive Directors since 1 January 2005 (including superannuation contributions):

Chairman:	$331,500	
Non-executive Director:	$110,500	
Audit Committee:	Chair: $19,500	Member $9,750
Human Resources Committee:	Chair: $6,500[1]	Member $3,900
Compliance Committee:	Chair: $9,750	Member $6,500
Treasury Committee:	Chair: $6,500	Member $3,900
Succession Committee:	Chair: $6,500[1]	Member $3,900[2]

1 Not paid to Frank Swan (Chairman does not receive committee fees).

2 $1,300 per meeting up to a cap of $3,900.

Since 1 January 2005, in accordance with Recommendation 9.3 of the ASX Corporate Governance Principles, non-executive Directors have received statutory superannuation contributions equal to nine per cent of the cash component of total fees. These contributions have been made into the Foster's Group Superannuation Fund, except where an election has been made to contribute to an alternative fund.

Non-executive Directors do not participate in the Company's incentive plans. Board fees are not paid to executive Directors since the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.

Section 3. Executive remuneration policy and structure

Remuneration policy

The Company's remuneration policy is designed to ensure that remuneration levels properly reflect the duties and responsibilities of executives. The structure of remuneration (explained below) aims to support this policy, with exceptions made as required to ensure the Company is able to attract and retain the best available talent.

Remuneration policy and practice is benchmarked to markets using information and advice from external, independent consultants. In general, the markets against which we set our remuneration levels are major corporates (excluding resources and financial services) or, where there is sufficient market depth, fast moving consumer goods (FMCG) companies. For the most senior executives, global subsets of these markets are also used.

The Board considers it important that executives have ongoing share ownership in the Company. The existing Long Term Incentive Plan (LTIP) reflects this view. In the normal course, the Directors expect that over a period of about five years, executives should aim to acquire shares to the value of one times their prevailing remuneration, and in the case of the President & Chief Executive Officer 1.5 times prevailing remuneration.

Severance payments on termination are limited to executives' pre-existing contractual arrangements. Details of these arrangements are disclosed for continuing specified executives in section 5 of this report, and for non-continuing specified executives in section 6.

Remuneration structure

Remuneration packages are structured in such a way that a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. All executives have personal performance objectives that include the achievement of operating result targets.

Executives' remuneration is composed of the following elements:

- Fixed remuneration – includes salary, non-monetary benefits and superannuation
- Short-term incentive
- Long-term incentive

Remuneration Report continued

The short- and long-term incentive components of executive remuneration are at risk, i.e. they vary with performance. At target levels of performance, the combined components of remuneration are generally intended to deliver around market median, while for superior performance the Company aims to deliver around the 75th percentile (i.e. where actual levels exceed 75 per cent of comparator companies). To achieve this, the proportion of remuneration that is at risk becomes greater for more senior positions. For a given level of executive, the components' various weightings are held as consistently as practicable on a global basis, with exceptions existing to cater to markets where practice places greater emphasis on certain components. The following chart shows how remuneration is structured for salaried employees:

CHART 3.1 Remuneration structure by level [1]



Fixed remuneration
Target short-term incentive
Threshold long-term incentive[2]
100%
80%
60%
40%
20%
0%
CEO[3]
Senior Executive
Executive
Senior Management
Management
Other[4]

1 Amounts shown reflect typical weightings only, as some variations in regional remuneration structures exist.
2 The long-term incentive value reflects the market value of shares offered for threshold performance, as determined at the time of offer.
3 Amounts shown reflect the President & Chief Executive Officer's remuneration as outlined in section 4. Under his new arrangement, target STIP and threshold LTIP are each equal to 75 per cent of fixed remuneration.
4 Other employees include Australian, non-management salaried employees and equivalents in other countries. Short-term incentive payment opportunities may differ slightly by country.

Details of the proportion of actual remuneration at risk are shown for the President & Chief Executive Officer and specified executives in section 6C of this report.

Fixed remuneration

Executives' fixed remuneration is either on a total remuneration basis (Australia) or, for those executives whose home country is not Australia, a base salary basis, where additional benefits are provided.

Australian executives

Fixed remuneration is referred to as total remuneration and includes any benefits that the executive has nominated to receive as part of his or her package. These may include novated or standardised car leases, car parking, and any additional superannuation contributions beyond that required by the Company. The balance comprises a cash salary and a mandatory superannuation contribution (which may vary depending on the section of the Foster's Group Superannuation Fund in which the executive participates).

In addition to the benefits mentioned above, executives may also receive non-monetary benefits that are in addition to their stated total remuneration. These may include car parking, product allocations (such as wine, beer or other Foster's beverages), event tickets, and other miscellaneous benefits.

Non-Australian executives

Fixed remuneration structures differ slightly depending on the country of origin, but outside Australia the typical practice is to have a base salary plus a number of benefits consistent with market competitive practice. Of the specified executives listed in section 6 of this report, Pete Scott is on an expatriate arrangement that reflects both his home country's (US) fixed remuneration structure and the additional benefits associated with an expatriate assignment. References to fixed remuneration in this report refer only to the base salary component in relation to non-Australian employees.

The level of fixed remuneration is determined by the scope of the role, level of knowledge, skill, and experience required of the individual, and is generally set by reference to the market median.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed by the Company's Individual Performance Management program. This program assesses employee performance against a number of agreed key performance objectives and against six individual behaviours, intended to reflect the aims of the Company's mission, vision, and values.

Short-term incentive plan

All executives participate in Foster's Short Term Incentive Plan (STIP), which operates globally. The plan's objective is to encourage executives to meet their own individual performance targets, while also supporting the broader business objectives.

Under the plan, each participant has a target payout set as a percentage of fixed remuneration, which is 75 per cent for the President & Chief Executive Officer and typically 60 per cent for his direct reports. Targets at all levels are set on the basis of independent external market data such that target performance will be rewarded with around market median remuneration. Actual payments are principally determined by:

1. Business financial performance, based on an economic profit measure (explained below).
2. Individual performance, based on the Company's Individual Performance Management program that assesses employee performance against a number of agreed key performance objectives, and against six individual behaviours.

For business performance, economic profit was adopted as the principal measure to reflect the Company's objective of improving earnings growth and maximising its return on the capital employed. It is calculated using EBITAS less a capital charge. EBITAS is earnings before interest, tax, amortisation, significant items, and SGARA (accounting requirement for Self Generating and Re-Generating Assets). The capital charge is based on the average cost of capital employed. The performance measures used in determining payments under the STIP are currently being reviewed to ensure the plan continues to be an effective driver of performance under the changing organisational structure.

The Board relies on audited annual results to declare all short-term incentive plan payments.

Long-term incentive plan

The Foster's Long Term Incentive Plan (LTIP) is designed to reward executives for delivering long-term shareholder returns, and was last approved by shareholders in 2003. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if certain performance standards are met (and subject to continued employment).

LTIP performance standard

The performance standard is measured by Total Shareholder Return (TSR) compared with a peer group of companies, measured over a three-year performance period. Relative TSR performance was chosen as the most effective way to measure and reward the extent to which shareholder returns are generated

relative to the performance of those companies with which the Company competes for capital, customers, and executive talent. Regular reporting to LTIP participants on total shareholder returns and peer group performance is used to ensure attention is given to the ongoing level of shareholder return.

For existing offers, if threshold performance (described below) is not achieved during the initial three-year performance period, the Board may choose to extend the performance period by no more than two years. However, the Human Resources Committee has reviewed the plan and, taking into account emerging best practice, has resolved that such extensions will not be granted for any future offers (i.e. those made from 2005 onwards). For existing offers that are extended, the performance standard will be measured monthly during the extension until such time that the threshold performance has been exceeded for three consecutive months. Only the threshold number of shares under a participant's entitlement may then be distributed. In the event that the threshold performance is not met during three consecutive months during the extension, no shares will be allocated under the LTIP.

The peer group comprises companies on the ASX (generally top 30 by market capitalisation, including Foster's but excluding resource companies and News Corporation, plus 20 in the same industry sector), as well as 10 international companies in the same industry sector. For the 2005 offer, the peer group will comprise the companies listed below.

ABC Learning Centres
Amcor
AMP
Anheuser-Busch Inc*
APN News & Media
Aristocrat Leisure
Australia & New Zealand Banking Group
Australian Gas Light Co
AWB
AXA Asia Pacific Hldgs
Billabong International
Brambles Industries
Brown-Forman Corp*
Burns Philp & Co
Coca-Cola Amatil
Coles Myer
Commonwealth Bank of Australia
Constellation Brands Inc*
CSL
Diageo PLC*
Flight Centre
Foodland Associated
Futuris Corp
GPT Group
Harvey Norman Holdings
Heineken NV*
InBev NV*
Insurance Australia Group
John Fairfax Holdings
Lion Nathan
Macquarie Bank
Macquarie Communications Infrastructure Group
Macquarie Infrastructure Group
Metcash
Molson Coors Brewing Co*
National Australia Bank
Pernod-Ricard SA*
Publishing & Broadcasting
Qantas Airways
QBE Insurance Group
Rinker Group
SABMiller PLC*
Scottish & Newcastle PLC*
Seven Network
St George Bank
Stockland
Suncorp-Metway
TABCORP Holdings
Tattersall's
Telecom Corp of NZ
Ten Network Holdings
Transurban Group
UNiTAB
Wesfarmers
West Australian Newspapers Holdings
Westfield Group
Westpac Banking Corp
Woolworths

*Indicates a company listed on an exchange other than the ASX.

For previous offers, peer groups of around 50 companies were selected on similar principles, with international companies included since the 2002 offer, and finance sector companies included since the 2004 offer. Full lists of the peer groups used are available on request.

If the Company's relative performance is below the median of the peer group (i.e. the threshold), no shares are issued. If the Company's relative performance is at the median or above (the equivalent of being ranked 31st among 60), the participants will be entitled to a number of shares, between the threshold and maximum. The maximum entitlement is twice the number of shares available for threshold performance, and is issued when the performance level achieves the 85th percentile ranking of TSR relative to the peer group. The allocation schedule is illustrated below.

CHART 3.2 LTIP allocation schedule


Allocation as a percentage of maximum
100
75
50
25
0
10
20
30
40
50
60
70
80
85
90
100
TSR percentile ranking

The value of shares offered for threshold performance, as determined at the time of offer, is set as a percentage of a participant's fixed remuneration and depends on their role, as shown in Chart 3.1. The number of shares offered in relation to this value is based on the three-month average share price up to and including the start of the initial three-year performance period.

The Board relies on audited procedures using data from external providers to reach any decision regarding the distribution of shares under the LTIP.

Regional variations of LTIP

In order to reflect distinct legal requirements in the countries in which it operates, Foster's conducts different versions of the LTIP in a number of jurisdictions. All versions maintain the main features of LTIP, including the requirement for performance standards to be reached over the three-year performance period in order for shares to be allocated to a participant. Nothing is payable by participants on the allocation of LTIP shares.

If the participant is an Australian resident, shares allocated under the LTIP are held in trust and may be forfeited if the employee is terminated for cause. Participants may elect to have the shares transferred to them within 10 years of the day the shares are allocated.

For participants of LTIP who are tax residents of the US, an election may be made in advance of vesting – when the shares would otherwise be allocated under the LTIP – that allows a nominated proportion of any vested entitlement to be granted as phantom deferred shares. These shares are provided to allow the plan to operate similarly in the US as in Australia, and in effect constitute an obligation by the Company to allot shares at the conclusion of the nominated deferral period (which may not be more than 10 years). Dividends are not payable on phantom deferred shares, but adjustments are made to holdings to reflect the amount an equivalent holding in ordinary shares would have increased had dividends been reinvested. Similarly, holdings in phantom deferred shares are modified to reflect any capital adjustments. As phantom deferred shares are granted as a consequence of LTIP vesting, there are no further performance conditions attached and no forfeiture provisions.

Offers due to have vested during the year

There were 1,122,755 shares and 79,960 phantom deferred shares issued under LTIP offers for the year ended 30 June 2005, allocated to 73 participants in the extended 2000 offer. Under this offer, the performance conditions were met by achieving a better than median ranking relative to the peer group of companies for the months of May, June, and July 2004. Consistent with the treatment of extended offers explained above, only half the maximum number of shares vested to participants.

The 2001 offer's threshold performance conditions were not met at the end of the initial three-year performance period, to 31 August 2004. By virtue of the provisions of the trust deed and rules constituting the different LTIP versions, the Board exercised its discretion to extend the performance period by two years. Under this extension, only half the maximum number of shares under a participant's entitlement may be distributed, subject to the Company achieving at least a median rank on TSR relative to the peer group for three consecutive months. At the date of this report, the extended 2001 offer remained unvested.

Operation of LTIP

Participation in LTIP is governed by Company policy and the plan trust deed in Australia and plan rules in other countries. Participation is at the Company's discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefit under the plan. There are no restrictions on the transfer of shares under the LTIP once they vest to participants, other than for phantom deferred shares, which may only be released when employment ceases.

Participants who cease employment before the conclusion of a performance period are no longer eligible to receive shares, but subject to Board discretion, may receive a cash payment in lieu in cases of retirement, redundancy, ill health, death, or where the participant's employer ceases to be a Foster's Group company. In such circumstances, the Board would decide the amount paid having regard to the time that has elapsed since the offer, the allocation schedule, and reflecting the degree to which the performance standards have been achieved.

If there is a change in control of Foster's, during the performance period, the offer may lapse and the Board has discretion to make a cash payment to a participant, on such basis as the Board determines.

Other equity plans

Foster's Employee Share Grant Plan

Most full-time or part-time permanent employees (including executives) with at least six months' service with the Company are eligible to participate in the Foster's Employee Share Grant Plan, which was approved by shareholders at the Annual General Meeting held on 25 October 2004. Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval. The Company conducts separate versions of the plan in the different countries in which it operates to reflect local compliance requirements while preserving the plan's main features. For example, in some countries, a portion of these shares may be sold at the time of grant to pay for employee or employer taxes. Participants may not transfer shares until the earlier of three years after they are acquired or when employment ceases.

A total of 931,698 shares were allocated under the plan for the year ended 30 June 2005. A second allocation is planned for December 2005.

Foster's International Employee Share Plan

Under the Foster's International Employee Share Plan employees resident in the US and the UK had the right to contribute a specified percentage of their salary to buy Company shares at a discount of up to 15 per cent of the prevailing market price. (For the year ended 30 June 2005, the discount was AU$0.50 for all acquisitions made under the plan). Shares under the plan were subject to a restriction on transfer of 12 months or until the employee left the Company.

Further issues under the International Employee Share Plan ceased in January 2005 on the basis that participants are eligible to participate in the Employee Share Grant Plan.

Performance of Foster's

Commentary on the link between executive remuneration and Company performance is included in the Directors' Report. This commentary is unaudited.

Review of remuneration and performance

The Human Resources Committee approves the remuneration levels of the President & Chief Executive Officer and other senior executives. This is done taking account of advice from independent consultants, and after considering levels that apply to similar positions in comparable companies, as well as the performance of the President & Chief Executive Officer and senior executives.

The President & Chief Executive Officer evaluates the performance of the most senior executives in conjunction with the Human Resources Committee. The Chairman and the Board evaluate the President & Chief Executive Officer's performance. Executives' performance assessments are completed using the Company's Individual Performance Management program.

The general terms and conditions of all remuneration programs are reviewed annually to ensure that they continue to achieve the aims of the Company's remuneration policy.

Section 4. President & Chief Executive Officer's remuneration

The remuneration arrangements of the President & Chief Executive Officer, Trevor O'Hoy, are in accordance with his service agreement and are summarised below.

Fixed remuneration

Trevor O'Hoy's fixed remuneration includes certain benefits that he nominates to receive as part of his package (no benefits were included for 2005). Fixed remuneration also includes a mandatory contribution to the Defined Benefit section of the Foster's Group Superannuation Fund. The contribution amounts to 18 per cent of the cash component of fixed remuneration and is based on an actuarial assessment of the long-term cost to the Company of funding the entitlement. The actual benefit that will accrue to Trevor O'Hoy under this arrangement is calculated as a percentage (his Benefit Multiple) of the cash component of his fixed remuneration averaged over the last three years of service (and subject to an age discounting factor if service finishes prior to the age of 55). His Benefit Multiple at 30 June 2005 is 518 per cent and relates to service with the Company from 9 February 1976. The multiple will continue to increase each year by 17.75 per cent up to a maximum of 700 per cent.

Some additional non-monetary benefits were also received. These may include event tickets, product allocations such as wine, beer and other Foster's beverages, and an interest-free loan on shares held under the Foster's Employee Share and Option Plan. (No shares were granted to Trevor O'Hoy under this plan during the year.)

Trevor O'Hoy's fixed remuneration is reviewed annually by the Board against the remuneration of Chief Executive Officers in similarly sized roles in both local and international peer companies. On the basis of this year's review, the Board has approved an increase in Trevor O'Hoy's fixed remuneration to $1,450,000 effective 1 September 2005.

Short-term incentive plan

Trevor O'Hoy participates in the same Short Term Incentive Plan as other executives, as described in section 3 of this remuneration report. His target opportunity under the plan is equal to 75 per cent of fixed remuneration. Actual payments are based on:

- The Group's economic profit performance against target (as explained in section 3),
- Earnings per share versus target, and
- An annual assessment of individual performance against objectives agreed with the Board.

The Human Resources Committee has assessed the criteria listed above in relation to the year ended 30 June 2005 and, as a result, $1,426,000 is to be paid to Trevor O'Hoy under the Short Term Incentive Plan, representing 108 per cent of fixed remuneration (i.e. 144 per cent of target).

Long-term incentive plan

Trevor O'Hoy participates in the same Long Term Incentive Plan as other executives, as described in section 3 of this remuneration report. As an executive Director, his allocation is approved each year by shareholders. In 2004, shareholders approved an allocation with a threshold entitlement of no more than 170,000 shares, based on 60 per cent of fixed remuneration (maximum entitlement of 340,000 shares). The performance period for this offer began on 1 September 2004.

Trevor O'Hoy's LTIP opportunity is reviewed annually by the Board against the remuneration of Chief Executive Officers in similarly sized roles in both local and international peer companies. On the basis of this review, the Board has approved an increase in Trevor O'Hoy's threshold LTIP opportunity to 75 per cent of fixed remuneration. On this basis, a proposal is being put to shareholders in October 2005 for an allocation with a threshold entitlement of 201,400 shares (maximum entitlement of 402,800 shares). Using the share price as at 30 June 2005, the fair value of the offer (as described in section 7E) is estimated to be $1,003,000. The actual number of shares, if any, that will be allotted under the plan will depend on the Company's total shareholder return compared with a peer group of companies, as detailed in section 3 of this remuneration report.

Other equity plans

Trevor O'Hoy received $1,000 worth of shares in April 2005 as part of the inaugural grant of the Foster's Employee Share Grant Plan, as described in section 3 of this remuneration report. No other grants were made to Trevor O'Hoy during the year under any other employee equity plan.

Trevor O'Hoy's remuneration for the year ended 30 June 2005 is set out in section 6 of this remuneration report.

Contract terms, including termination benefits

Trevor O'Hoy's service agreement as President & Chief Executive Officer began on 5 April 2004, and has no end-date.

Trevor O'Hoy may terminate the service agreement by providing 90 days' notice to the Company. In such circumstances the Company will make a payment in lieu (based on fixed remuneration) for any portion of the notice period that Trevor O'Hoy is not required to work. All outstanding LTIP offers will be forfeited.

The Company may terminate the service agreement by providing at least four weeks' notice, or payment of fixed remuneration in lieu. In either case, a severance payment will be made to Trevor O'Hoy that is equal to 48 weeks fixed remuneration. In situations such as serious misconduct, the Company may terminate the service agreement immediately and Trevor O'Hoy is only entitled to payment of fixed remuneration up to the date of termination. Payment of statutory leave entitlements applies regardless of the reason for termination. In the event of retirement, redundancy, death or total and permanent disablement, the Board has the discretion to pay an amount in lieu of unvested LTIP offers that is considered appropriate having regard to the time which has elapsed since the offer, the allocation schedule and the degree to which the performance standards have been achieved.

Remuneration Report continued

Section 5. Specified executives' contract terms

Most executives share similar contractual terms, although variations do exist to cater to differing circumstances.

The following table outlines key contractual details for the continuing specified executives listed in section 6.

End date of contracts	Open ended
Fixed Remuneration	For executives whose home country is Australia, fixed remuneration (referred to as Total Remuneration) consists of a cash salary, mandatory employer superannuation contributions, and packaged benefits. For expatriate executives such as Pete Scott, fixed remuneration is base salary plus benefits.
STIP	Participation is at the Board's discretion. Target opportunity is 60 per cent of fixed remuneration. While each senior executive's target STIP percentage is detailed in their service agreement, opportunities remain subject to the Company's discretion.
LTIP	Participation is at the Board's discretion. Share allocations for threshold performance are equivalent to 60 per cent of fixed remuneration.
Resignation	Resignation requires three months' notice by the executive, except for Rick Scully (30 days). Unvested LTIP offers lapse in full.
Retirement	On retirement, the Board has the discretion to pay an amount in lieu of unvested LTIP offers that is considered appropriate having regard to the time which has elapsed since the offer, the allocation schedule, and the degree to which the performance standards have been achieved.
Termination by Foster's (without cause)	Foster's may terminate service agreements by providing not less than four weeks' notice or payment in lieu, together with a severance payment equivalent to 48 weeks' fixed remuneration (for Rick Scully, 30 days' notice is required; for Pete Scott, severance is calculated as twice base salary plus twice target STIP). Unvested LTIP offers lapse in full. Pete Scott also receives repatriation assistance to return to the US.
Termination by Foster's (with cause)	Foster's may terminate service agreements immediately and the executive will not be entitled to any payment other than the value of fixed remuneration up to the termination date. Unvested LTIP offers lapse in full.
Redundancy	At least four weeks' notice or payment in lieu (Rick Scully 12 months), together with a severance payment equivalent to 18 weeks of fixed remuneration plus up to an additional four weeks of fixed remuneration for every year of service. For Pete Scott, severance is calculated as twice base salary plus twice target STIP, and repatriation assistance is provided. On redundancy, the Board has the discretion to pay an amount in lieu of unvested LTIP offers that is considered appropriate having regard to the time which has elapsed since the offer, the allocation schedule, and the degree to which the performance standards have been achieved.
Death or total and permanent disablement	John Murphy receives a payment equal to one year's fixed remuneration on termination due to total incapacitation by ill health. Where appropriate, Pete Scott receives repatriation assistance to return to the US. On death or total and permanent disablement, the Board has the discretion to pay an amount in lieu of unvested LTIP offers that is considered appropriate having regard to the time which has elapsed since the offer, the allocation schedule, and the degree to which the performance standards have been achieved.

For non-continuing specified executives, details of termination payments are included in the footnotes of Table 6B in this report.

Section 6. Remuneration tables

6A. Directors' remuneration

Details of the nature and amount of each element of Directors' remuneration are set out below. All amounts are in Australian dollars.

		Primary					Equity		Post Employment[8]		
		Cash salary/ fees[1]	Leave accrual/ payout[2]	Non-monetary benefits[3]	Committee fees	Total cash bonus[4]	Total amortisation value of LTIP[5,6]	Total amortisation of other equity[7]	Superannuation contributions	Retirement benefit accrued during the year[9]	Total[10]
Non-executive Directors											
FJ Swan	**2005**	285,750	–	4,000	–	–	–	–	13,686	40,924	344,360
Chairman	2004	237,500	–	4,000	–	–	–	–	–	92,722	334,222
ML Cattermole	**2005**	95,250	–	4,000	9,200	–	–	–	4,991	14,060	127,501
Non-executive Director	2004	79,167	–	4,000	8,000	–	–	–	–	29,615	120,782
DA Crawford	**2005**	95,250	–	4,000	14,375	–	–	–	5,233	18,671	137,529
Non-executive Director	2004	79,167	–	4,000	12,500	–	–	–	–	41,207	136,874
B Healey	**2005**	95,250	–	4,000	18,250	–	–	–	5,367	14,590	137,457
Non-executive Director	2004	79,167	–	4,000	20,250	–	–	–	–	41,281	144,698
GW McGregor	**2005**	95,250	–	4,000	20,700	–	–	–	5,528	15,555	141,033
Non-executive Director	2004	79,167	–	4,000	21,750	–	–	–	–	37,625	142,542
MG Ould	**2005**	105,250	–	5,120	9,200	–	–	–	9,450	–	129,020
Non-executive Director	2004[11]	37,951	–	1,500	3,333	–	–	–	3,716	–	46,500
Total of non-executive Directors	**2005**	772,000	–	25,120	71,725	–	–	–	44,255	103,800	1,016,900
	2004	592,119	–	21,500	65,833	–	–	–	3,716	242,450	925,618
Executive Director											
TL O'Hoy	**2005**	1,118,644	116,772	15,523	–	1,426,000	432,668	1,000	201,356	–	3,311,963
President & Chief Executive Officer	2004[12]	794,813	93,122	2,359	–	640,000	231,540	–	143,055	–	1,904,889
Total of all Directors	**2005**	1,890,644	116,772	40,643	71,725	1,426,000	432,668	1,000	245,611	103,800	4,328,863
	2004	1,386,932	93,122	23,859	65,833	640,000	231,540	–	146,771	242,450	2,830,507[13]

1 Includes the 20 per cent of base fees that are used to purchase Foster's shares. The transaction is made post-tax and involves no restrictions on the shares.

2 Leave accrual/payout includes any net increases in the balance of annual leave and long service leave (i.e. leave entitlements that accrued during year but were not used) as well as any cash payments made to reduce annual leave balances. It excludes any amounts paid out on termination as these are shown separately.

3 Includes event tickets, outstanding interest-free loan on shares held under the Foster's Employee Share and Option Plan which operated in previous years (Trevor O'Hoy only) and product allocations such as wine, beer and other Foster's beverages.

4 Cash bonus relates to Trevor O'Hoy only, payable 15 September in relation to the year ended 30 June 2005.

5 Amortisation value is determined in accordance with AASB1046A, and includes a proportion of the fair value (as described in section 7E) of all offers that have not yet vested at the start of the year, or which were offered during the year (including extended offers). The fair value is determined as at the offer date and is apportioned on a straight-line basis across the expected vesting period (being three years for standard offers, two years for extended offers).

6 Amortisation value of LTIP as a percentage of total remuneration was 13 per cent for Trevor O'Hoy.

7 Other equity relates to Trevor O'Hoy only, and reflects $1,000 of shares granted to employees under the Foster's Employee Share Grant Plan.

8 Retirement benefits accrued under the non-executive Directors' retirement policy for all Directors except Max Ould and Trevor O'Hoy, until the policy was discontinued on 1 January 2005. On this date, the following accrued benefits were rolled into the Foster's Group Superannuation Fund: Frank Swan – $580,563; Lyndsey Cattermole – $132,666; David Crawford – $87,807; Brian Healey – $320,023; Graeme McGregor – $166,744. After 1 January 2005, regular superannuation contributions were made to all Directors' nominated superannuation funds. (For Max Ould and Trevor O'Hoy, superannuation contributions were made throughout the year.)

9 Retirement benefit accruals for 2004 have been restated as a result of a change in calculation methodology.

10 Amounts disclosed for Directors' remuneration exclude insurance premiums paid by the Company in respect of Directors' and officers' liability insurance contracts, as no reasonable basis for allocation can be determined.

11 Amounts disclosed for 2004 reflect payments for part of the year only (Max Ould commenced as a non-executive Director in February 2004).

12 Amounts disclosed for 2004 are for the full year, and reflect Trevor O'Hoy commencing as President & Chief Executive Officer on 5 April 2004.

13 The aggregate total remuneration disclosed in 2004 was $8,830,228, with the difference being primarily due to the termination and other payments received by Ted Kunkel in relation to the year ended 30 June 2004.

6B. Specified executives' remuneration

Details of the nature and amount of each element of the remuneration of each of the top nine officers (specified executives), excluding the President & Chief Executive Officer, are set out below. The list incorporates the five most highly remunerated executives of the Company and the consolidated entity (in accordance with the Corporations Act 2001) and the top executives in the consolidated entity by authority (in accordance with AASB1046). All amounts are in Australian dollars.

		Primary				Equity		Post Employment	Other	
		Cash salary/fees	Leave accrual/payout[1]	Non-monetary benefits[2]	Total cash bonus[3]	Total amortisation value of LTIP[4]	Total amortisation of other equity[5]	Superannuation contributions	Termination payment (years of service)[6]	Total
Continuing executives										
JJ Murphy[8]	**2005**	541,228	11,665	55,617	665,000	183,103	1,000	97,421	–	1,555,034
Managing Director Carlton & United Beverages	2004	n/a	n/a	n/a	n/a	n/a	n/a	n/a	–	n/a
J Odell[9]	**2005**	577,750	22,437	69,859	635,000	228,494	1,000	51,998	–	1,586,538
Managing Director Beringer Blass Wine Estates from 1 Jan 2005	2004	n/a	n/a	n/a	n/a	n/a	n/a	n/a	–	n/a
PF Scott	**2005**	604,216	–	215,504	540,000	301,246	1,000	49,912	–	1,711,878
Chief Financial Officer & Senior Vice President Corporate Services	2004	594,147	–	261,558	125,000	199,894	–	59,267	–	1,239,666
RW Scully	**2005**	454,161	25,832	99,961	320,000	338,128	1,000	104,457	–	1,343,539
Managing Director Foster's Brewing International	2004	454,161	137,871	93,617	200,000	200,195	–	104,457	–	1,190,301
Total continuing executives	**2005**	2,177,355	59,934	440,941	2,160,000	1,050,971	4,000	303,788	–	6,196,989
	2004	1,048,308	137,871	355,175	325,000	400,089	–	163,724	–	2,430,167
Non-continuing executives										
PA Bobeff[10] Senior Vice President – Commercial Affairs	**2005**	585,610	–	36,181	532,500	374,117	1,000	83,553	1,719,411 (13.2 years)	3,332,372
(exit date 15 July 2005)	2004	620,021	40,010	71,389	150,000	263,347	–	91,149	–	1,235,916
B Elliott[11] Director, Operations – Lensworth (exit date 31 January 2005)	**2005**	168,014	–	10,096	508,629	20,096	–	31,923	1,077,335 (20.7 years)	1,816,093
	2004	n/a	n/a	n/a	n/a	n/a	n/a	n/a	–	n/a
WT Klenz[12] Managing Director Beringer Blass Wine Estates	**2005**	465,432	–	57,713	450,000	171,887	677	45,003	820,419 (28.1 years)	2,011,131
(exit date 31 December 2004)	2004	742,686	–	24,327	–	293,040	–	60,816	–	1,120,869
J O'Grady[13] Managing Director – Lensworth (exit date 31 January 2005)	**2005**	273,645	–	1,657	1,125,150	137,750	–	62,938	2,345,056 (22.4 years)	3,946,196
	2004	469,106	16,238	2,359	340,000	194,314	–	107,894	–	1,129,911
G Willersdorf[14] Senior Vice President – Corporate Affairs	**2005**	165,640	–	71,318	–	80,532	–	37,866	1,297,613 (20.2 years)	1,652,969
(exit date 31 December 2004)	2004	n/a	n/a	n/a	n/a	n/a	n/a	n/a	–	n/a
Total non-continuing executives	**2005**	1,658,341	–	176,965	2,616,279	784,382	1,677	261,283	7,259,834	12,758,761
	2004	1,831,813	56,248	98,075	490,000	750,701	–	259,859	–	3,486,696
Total	**2005**	3,835,696	59,934	617,906	4,776,279	1,835,353	5,677	565,071	7,259,834	18,955,750
	2004	2,880,121	194,119	453,250	815,000	1,150,790	n/a	423,583	n/a	5,916,863[15]

1 Leave accrual/payout includes any net increases in the balance of annual leave and long service leave (i.e. leave entitlements that accrued during year but were not used) as well as any cash payments made to reduce annual leave balances. It excludes any amounts paid out on termination as these are shown separately.

2 Non-monetary benefits may include, among others, the cost of motor vehicles, car parking, value of outstanding interest-free loan (at 6.2 per cent) attributable to shares held under the Employee Share Plan which operated in previous years, product allocations, and costs associated with expatriate arrangements.

3 Total Cash Bonus is the Short Term Incentive Plan (STIP) payment, payable in relation to the year ended 30 June 2005, which is due to be paid on 15 September 2005 (except for Bruce Elliott and John O'Grady, whose STIP payments were made in December 2004, together with an amount paid in relation to the successful divestiture of Lensworth. The amount shown for Peter Bobeff includes a payment made in February 2005 in relation to the divestiture of Lensworth).

4 Amortisation value is determined in accordance with AASB1046A, and includes a proportion of the fair value (as described in section 7E) of all offers not yet vested at the start of the year, or which were offered during the year (including extended offers). The fair value is determined as at the offer date and is apportioned on a straight-line basis across the expected vesting period (being three years for standard offers, two years for extended offers).

5 Amortisation value of LTIP as a percentage of total remuneration was as follows: John Murphy – 12%; Jamie Odell – 14%; Pete Scott – 18%; Rick Scully – 25%; Peter Bobeff – 11%; Bruce Elliott – 1%; Walter Klenz – 9%; John O'Grady – 3%; Graeme Willersdorf – 5%.

6 Other equity reflects $1,000 of shares granted to all employees under the Foster's Employee Share Grant Plan and shares acquired for a $0.50 discount by Walter Klenz under Foster's International Employee Share Plan.

7 Amounts disclosed for remuneration of specified executives exclude insurance premiums paid by the Company in respect of Directors' and officers' liability insurance contracts, as no reasonable basis for allocation can be determined.

8 John Murphy has been the Managing Director of Foster's Australia since 1 July 2005. John Murphy was not listed as a specified executive in 2004 and consistent with AASB1046 no comparative amounts are shown for 2004.

9 Jamie Odell was the Chief Operating Officer, Global Trade prior to 1 January 2005. Jamie Odell was not listed as a specified executive in 2004 and consistent with AASB1046 no comparative amounts are shown for 2004.

10 Peter Bobeff's termination payment included accrued annual and long service leave entitlements totalling $307,546 and a severance payment of $1,411,865 based on one year's fixed remuneration and one year's target STIP multiplied by the number of days from the date of cessation to his 65th birthday divided by 365 (as per service agreement).

11 Bruce Elliott's termination payment included accrued annual and long service leave entitlements totalling $174,928, a severance payment equivalent to two years' fixed remuneration (as per service agreement) totalling $656,296, and a retention payment of $246,111 contingent upon remaining with Foster's Group until sale of Lensworth business. Bruce Elliott was not listed as a specified executive in 2004 and consistent with AASB1046 no comparative amounts are shown for 2004.

12 Walter Klenz's termination payment included accrued vacation leave totalling $110,324 and a severance payment of $710,095 based on one year's remuneration (as per service agreement). Amounts have been converted from USD to AUD at the rate of 0.7499.

13 John O'Grady's termination payment included accrued annual and long service leave entitlements totalling $535,056, a severance payment of $1,299,650 based on two years' fixed remuneration (as per service agreement), attendance at Harvard Advanced Management Course (as per service agreement) to the value of $77,600, and a retention payment of $432,750 contingent on remaining with Foster's Group until the sale of the Lensworth business.

14 Graeme Willersdorf's termination payment included accrued annual and long service leave entitlements totalling $516,171 and a severance payment of $781,442. Graeme Willersdorf was not listed as a specified executive in 2004 and consistent with AASB1046 no comparative amounts are shown for 2004.

15 The aggregate total remuneration disclosed for all specified executives in the 2004 Annual Report was $6,371,450, with the difference being primarily due to changes in the specified executives listed (five in 2004 and nine in 2005) and the restatement of LTIP amortisation values (explained in section 7E).

6C. Summary of remuneration at risk (President & Chief Executive Officer and specified executives)

For the President & Chief Executive Officer and specified executives, charts 6.1 and 6.2 illustrate the proportion of fixed and at-risk remuneration received for the year ended 30 June 2005, shown as a percentage of actual aggregate remuneration. Where amounts differ to those shown in sections 6A and 6B, it is due to the methodology explained in the footnotes below. All amounts are in Australian dollars.

Chart 6.1 – Actual remuneration mix for President & Chief Executive Officer and continuing specified executives


$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Remuneration
7%
46%
47%
5%
46%
49%
6%
44%
50%
10%
34%
56%
18%
26%
56%
TL O'Hoy
JJ Murphy
J Odell
PF Scott
RW Scully
Actual LTIP allocation[1,2]
Actual STIP payment[1,3]
Actual fixed remuneration[4]

Chart 6.2 – Actual remuneration mix for non-continuing specified executives


$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Remuneration
20%
33%
47%
56%
44%
22%
34%
44%
18%
55%
27%
36%
PA Bobeff
B Elliott
WT Klenz
J O'Grady
G Willersdorf
Actual LTIP allocation[1,2]
Actual STIP payment[1,5]
Actual fixed remuneration[4]

1 The short- and long-term incentive components of executive remuneration are at risk, i.e. they vary with performance. STIP payment refers to the Total Cash Bonus as stated in section 6B, but excludes bonus payments made in relation to the successful divestiture of Lensworth. For long-term incentives, the market value of LTIP shares that were allocated during the year under the vested 2000 offer is used in the calculation.

2 Zero per cent of the 2004 LTIP offer vested or was forfeited by continuing specified executives for the year ended 30 June 2005. None of the non-continuing specified executives received the 2004 LTIP offer.

3 For continuing specified executives the STIP paid as a percentage of their target 2005 STIP was as follows: Trevor O'Hoy – 144%; John Murphy – 158%; Jamie Odell – 151%; Pete Scott – 150%; Rick Scully – 82% (18% of target STIP was forfeited).

4 Fixed remuneration includes value of cash salary, leave accruals/payouts, non-monetary benefits, and superannuation contributions as stated in section 6 (but excluding termination payments).

5 For non-continuing specified executives the STIP paid as a percentage of their target STIP was as follows: Peter Bobeff – 105%; Bruce Elliott – 200%; Walter Klenz – 85% (15% of target STIP was forfeited); John O'Grady – 200%; Graeme Willersdorf – 0% (100% of target STIP was forfeited).

Section 7. Equity instruments relating to specified Directors and specified executives

7A. Shareholdings of Directors and specified executives

	Balance of shares as at 1 July 2004[1]	Shares acquired during the year as part of remuneration[2]	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year[1,3]	Other changes during the year[4]	Balance of shares held as at 30 June 2005[1,5]	Balance of shares held as at 30 August 2005[1,6]
Non-executive Directors							
FJ Swan	82,421	1,343	–	3,419	–	87,183	87,183
ML Cattermole	117,363	448	–	39,046	–	156,857	156,857
DA Crawford	12,350	448	–	522	–	13,320	13,320
B Healey	43,937	448	–	–	–	44,385	44,385
GW McGregor	22,746	448	–	946	–	24,140	24,140
MG Ould	26,780	933	–	491	–	28,204	28,204
Executive Director (President & Chief Executive Officer)							
TL O'Hoy	185,386	191	51,000	–	–	236,577[7]	236,577
Continuing specified executives							
JJ Murphy	33,220	191	17,000	–	–	50,411	n/a
J Odell	4,000	191	18,000	–	–	22,191	n/a
PF Scott	2,000	191	49,100[8]	600	(12,602)[9]	39,289	n/a
RW Scully	665,400	191	48,000	–	–	713,591	n/a
Non-continuing specified executives							
PA Bobeff	111,579	191	67,000	n/a	n/a	n/a	n/a
B Elliott	27,340	–	–	n/a	n/a	n/a	n/a
WT Klenz	5,100	1,354	60,700	n/a	n/a	n/a	n/a
J O'Grady	127,381	–	49,000	n/a	n/a	n/a	n/a
G Willersdorf	122,521	–	33,000	n/a	n/a	n/a	n/a

1 Includes directly held shares, nominally held shares, and shares held by personally related entities.
2 Includes shares granted under the Employee Share Grant Plan, the International Employee Share Plan (Walter Klenz only) and, for non-executive Directors, any shares acquired with post-tax Director fees.
3 Includes purchases, shares acquired under the Dividend Reinvestment Plan and, for Pete Scott, additional phantom deferred shares allocated in lieu of dividends.
4 Details unavailable for non-continuing executives.
5 The following shares were held nominally (i.e. in name only) as at 30 June 2005 and 30 August 2005: Brian Healey – 4,008; Trevor O'Hoy – 10,348.
6 Balance of shares held as at 30 August 2005 relate to the date on which the Annual Report was signed and is relevant to Directors only.
7 Includes a relevant interest in 44,465 shares due to the broader definition of 'control' in AASB1046. The ASX Listing Rules do not require these shares to be disclosed.
8 Includes 14,730 phantom deferred shares.
9 Under the US version of LTIP, 12,500 shares were sold on behalf of Pete Scott in order to pay taxes on vesting shares. An additional 102 shares were sold on behalf of Pete Scott in order to pay taxes on the US version of the Employee Share Grant Plan.

7B. Current LTIP opportunities (by offer)

The table below outlines the threshold and maximum level of participation for executive Directors and specified executives in all current offers under the Company's LTIP as at 30 June 2005.

	LTIP Offer (number of shares)						
	2001	2002		2003		2004	
	Threshold / Maximum[1]	Threshold	Maximum	Threshold	Maximum	Threshold	Maximum
Executive Director (President & Chief Executive Officer)							
TL O'Hoy	74,000	95,800	191,600	113,200	226,400	169,600	339,200
Continuing specified executives							
JJ Murphy	28,000	29,100	58,200	59,500	119,000	90,000	180,000
J Odell	31,000	75,300	150,600	64,900	129,800	83,600	167,200
PF Scott[2]	59,200	86,100	172,200	77,100	154,200	64,400	128,800
RW Scully	71,000	76,600	153,200	89,700	179,400	83,600	167,200
Non-continuing specified executives							
PA Bobeff	96,000	99,600	199,200	107,700	215,400	–	–
B Elliott	–	–	–	–	–	–	–
WT Klenz[2]	118,300	114,800	229,600	102,700	205,400	–	–
J O'Grady	–	–	–	–	–	–	–
G Willersdorf	–	–	–	–	–	–	–

1 The minimum performance conditions for the 2001 offer were not met, so only the threshold opportunity is now available to participants. Refer to section 3 for more details.

2 For Pete Scott and Walter Klenz, both of whom are remunerated in US dollars, the number of shares stated above is an estimate only and is calculated using the exchange rate on the date the relevant offer is made, except for the extended 2001 offer, which uses the average exchange rate over the preceding three-year performance period.

7C. Aggregate LTIP opportunities and changes

Aggregate LTIP opportunities and movements during the year are summarised below:

	Maximum share opportunity as at 1 July 2004[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year	Shares vested and converted during the year	Date of vesting/ conversion	Share price on date of vesting/ conversion	Value of shares converted over and above fair value	Share opportunities lapsed during the year	Value of lapsed opportunities	Net value of LTIP offered, vested, converted and lapsed during year	Maximum share opportunity as at 30 June 2005[1]
Executive Director (President & Chief Executive Officer)											
TL O'Hoy	617,000	413,200	$1,237,312	51,000	27-Aug-04	$4.67	$158,100	148,000	$321,160	$1,074,252	831,200
Continuing specified executives											
JJ Murphy	250,200	208,000	$613,320	17,000	27-Aug-04	$4.67	$52,700	56,000	$121,520	$544,500	385,200
J Odell	360,400	198,200	$588,872	18,000	27-Aug-04	$4.67	$55,800	62,000	$134,540	$510,132	478,600
PF Scott	500,700	182,400	$593,512	49,100	06-Sep-04	$4.63	$139,570	118,400	$256,928	$476,154	515,600
RW Scully	522,600	238,200	$742,472	48,000	27-Aug-04	$4.67	$148,800	142,000	$308,140	$583,132	570,800
Non-continuing specified executives											
PA Bobeff	673,600	96,000	$368,640	67,000	27-Aug-04	$4.67	$207,700	192,000	$416,640	$159,700	510,600
B Elliott	78,800	12,000	$46,080	–	–	–	–	90,800	$212,892	($166,812)	0
WT Klenz	740,700	107,200	$411,648	60,700	30-Aug-04	$4.67	$174,982	236,600	$513,422	$73,208	550,600
J O'Grady	497,600	71,000	$272,640	49,000	27-Aug-04	$4.67	$151,900	519,600	$1,224,402	($799,862)	0
G Willersdorf	344,400	48,000	$184,320	33,000	27-Aug-04	$4.67	$102,300	359,400	$844,838	($558,218)	0

1 Maximum share opportunity is the maximum number of shares that can be achieved in all unvested LTIP offers as at the date indicated.

2 Share opportunities offered during the year include those under the 2004 LTIP offers and the extended 2001 offer.

3 Fair value is determined at the date of offer and is explained in section 7E.

4 *Indicates number of shares allocated as a result of the 2000 offer vesting and includes 14,730 phantom deferred shares relating to Pete Scott.*

5 This is the date the 2000 offer was converted to shares for each participant. Dates vary slightly depending on jurisdiction.

6 The value over and above fair value indicates the amount, if any, that the market value of shares allocated under a given offer exceeded the fair value as determined at the date the offer was originally made.

7 The full market value of any shares allocated, as required under the Corporations Act 2001, was as follows: Trevor O'Hoy – $238,170; John Murphy – $79,390; Jamie Odell – $84,060; Pete Scott – $227,333; Rick Scully – $224,160; Peter Bobeff – $312,890; Bruce Elliott – $0; Walter Klenz – $283,469; John O'Grady – $228,830; Graeme Willersdorf – $154,110.

8 Share opportunities lapsed during the year include the original 2001 offer (the extended 2001 offer is listed separately as share opportunities offered during the year).

9 The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 7E).

10 The net value of LTIP offered, vested, converted, and lapsed during the year provides an indication of incremental value received during the year by aggregating the highlighted columns (where those lapsed are treated as a negative).

11 The aggregate value required under the Corporations Act 2001: Trevor O'Hoy – $1,796,642; John Murphy – $814,230; Jamie Odell – $807,472; Pete Scott – $1,077,773; Rick Scully – $1,274,772; Peter Bobeff – $1,098,170; Bruce Elliott – $258,972; Walter Klenz – $1,208,539; John O'Grady – $1,725,872; Graeme Willersdorf – $1,183,268. These are calculated by aggregating the fair value of LTIP offered during the year, the values listed in footnote 7, and the value of lapsed opportunities.

7D. LTIP offers made/extended during the year

	Offer	Threshold opportunity (number of shares)[1]	Maximum opportunity (number of shares)[2]	Offer date	Start date performance period	End date performance period[3]	Value ($) per maximum entitlement at offer date[4]
Executive Director (President & Chief Executive Officer)							
TL O'Hoy	2001 extended	74,000	74,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	169,600	339,200	8-Nov-04	1-Sep-04	31-Aug-07	$2.81
Continuing specified executives							
JJ Murphy	2001 extended	28,000	28,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	90,000	180,000	8-Nov-04	1-Sep-04	31-Aug-07	$2.81
J Odell	2001 extended	31,000	31,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	83,600	167,200	8-Nov-04	1-Sep-04	31-Aug-07	$2.81
PF Scott	2001 extended	59,200	59,200	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	64,400	128,800	8-Dec-04	1-Sep-04	31-Aug-07	$3.01
RW Scully	2001 extended	71,000	71,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	83,600	167,200	8-Nov-04	1-Sep-04	31-Aug-07	$2.81
Non-continuing specified executives							
PA Bobeff	2001 extended	96,000	96,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–
B Elliott	2001 extended	12,000	12,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–
WT Klenz	2001 extended	118,300	118,300	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–
J O'Grady	2001 extended	71,000	71,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–
G Willersdorf	2001 extended	48,000	48,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–

1 *Threshold opportunity is the number of shares allocated on reaching or exceeding median performance. For the extended 2001 offer this is the same as the maximum opportunity.*

2 *The maximum opportunity is the number of shares allocated on exceeding the 85th percentile. For the extended 2001 offer, this is the same as the threshold opportunity and therefore half the maximum opportunity that had been available under the 2001 offer before the extension.*

3 *For the extended 2001 offer, the end of the performance period is the last opportunity for shares to be allocated under the offer, but may also be allocated before this date if the performance hurdle is met earlier. For the 2004 offer, the Board has the discretion to extend the offer beyond the stated end date (refer to section 3 for more details).*

4 The value per maximum opportunity is the value per share opportunity based on the maximum possible allocation. Refer to section 7E for more details.

7E. Valuation of LTIP offers

In accordance with AASB1046A, and in order to allow disclosure of allocation values to specified executives and the expensing of allocations generally, each LTIP offer is valued as at its date of offer. The valuation model adopted to value the LTIP uses a 'Monte Carlo' simulation. This technique assesses the impact of the market-related performance conditions by projecting the share price of the companies in the peer group (listed in section 3, including Foster's Group Limited), while allowing for correlations between these companies' share price movements. The model also incorporates the Company's share price at the date of offer, the expected risk-free rate of interest for the performance period, the expected annual dividend yield and the expected annual volatility of the share price returns. A simulation process is then executed at least 25,000 times to arrive at a distribution of possible LTIP offer values. The average of these values over all the simulations is then the value of the LTIP at the offer date.

The payments detailed in this report have valued the specified executives' participation in each outstanding LTIP offer, taking account of the number of shares attached to each offer, the valuation of each offer, and the proportion of the expected vesting period in which the reporting period falls. This differs to the methodology reported in the 2004 Annual Report, which operated under an earlier version of the accounting standards. Consequently, the valuations reported last year reflected the expected likelihood of vesting as at 30 June 2004. These valuations were generally higher than those used under the new methodology (shown below), and are the principal reason why the 2004 amortisation values in section 6 appear lower than the corresponding values in the 2004 Annual Report.

Offers made during the year, together with an estimate of the 2005 offer to be made to the Chief Executive Officer in October 2005, have the valuations and inputs shown below:

LTIP Offer	Offer date[1]	Value[2]	Share price at date of offer[3]	Foster's expected volatility[4]	Vesting period, expected life[5]	Expected dividends[6]	Risk-free interest rate[7]
2004	08-Nov-04	$2.81	$5.18	17.6%	2.8 yrs	4.0%	5.12%
2004 (US participants)	08-Dec-04	$3.01	$5.42	17.8%	2.7 yrs	4.0%	4.83%
2001 extended	01-Sep-04	$3.84	$4.61	14.6%	2.0 yrs	4.0%	5.07%
2005 CEO estimate	24-Oct-05	$2.49	$5.32	17.0%	2.9 yrs	4.0%	5.10%

1 The offer date is the date at which the offer is valued, except for the 2005 CEO estimate, where the offer date is the planned offer date. For a given year, the dates on which offers are valued may vary, depending on when details of the offer were communicated to participants.
2 The value is the estimated fair value of the offer based on the Monte Carlo simulation technique explained above.
3 For the 2005 CEO estimate, the share price at the offer date is the closing price of the Company's shares traded on the ASX on 30 June 2005.
4 Expected volatility is based on historical volatility measured over an appropriate period.
5 Vesting period/expected life is the number of years between the offer date and the end of the potential vesting date. For the extended 2001 offer, the maximum possible time until vesting is assumed. The planned offer date is used for the 2005 CEO estimate.
6 Expected dividends are based on an analysis of the Company's historical dividend payments and yields.
7 The risk-free interest rate is based on yields on Australian Treasury Bonds as at the offer date. The planned offer date is used for the 2005 CEO estimate.

Statements of Financial Performance

Foster's Group Limited and its controlled entities
Statements of Financial Performance for the financial year ended 30 June

	Note	FGL		Consolidated	
		2005	2004	**2005**	2004
		$m	$m	**$m**	$m
Net sales revenue	2			**3,972.3**	3,908.1
Cost of sales				**(1,990.8)**	(2,020.9)
Gross profit				**1,981.5**	1,887.2
Other operating revenue	2, 4	**673.4**	1,248.9	**1,363.8**	1,783.7
Selling expenses				**(289.0)**	(454.2)
Marketing expenses		**(1.5)**	-	**(379.6)**	(343.8)
Distribution expenses				**(112.4)**	(106.6)
Administration expenses		**(44.5)**	(37.5)	**(674.9)**	(632.2)
Other expenses	4	**(8.9)**	(20.0)	**(638.1)**	(1,188.8)
Share of net profits of associates and joint ventures accounted for using the equity method	7, 13			**5.7**	4.6
Earnings before interest and income tax		**618.5**	1,191.4	**1,257.0**	949.9
Interest revenue	2	**98.5**	142.4	**108.0**	143.3
Borrowing expenses	3	**(21.6)**	(37.4)	**(207.1)**	(238.2)
Net interest (expense) / income		**76.9**	105.0	**(99.1)**	(94.9)
Profit from ordinary activities before income tax		**695.4**	1,296.4	**1,157.9**	855.0
Income tax (expense)/benefit	6	**(202.2)**	(168.9)	**(216.5)**	(48.3)
Net profit		**493.2**	1,127.5	**941.4**	806.7
Net profit attributable to outside equity interest				**(5.3)**	(7.4)
Net profit attributable to members of Foster's Group Limited		**493.2**	1,127.5	**936.1**	799.3
Exchange differences on translation of financial report of foreign controlled entities, net of hedging	23			**(144.9)**	(47.3)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity				**(144.9)**	(47.3)
Total changes in equity other than those resulting from transactions with owners as owners		**493.2**	1,127.5	**791.2**	752.0
Earnings per share (cents)	8				
Basic				**46.8**	38.6
Diluted				**46.8**	38.6

The statements of financial performance should be read in conjunction with the accompanying notes.

Statements of Financial Position

Foster's Group Limited and its controlled entities
Statements of Financial Position at 30 June

	Note	FGL		Consolidated	
		2005	2004	**2005**	2004
		$m	$m	**$m**	$m
Current assets					
Cash assets	10	**0.8**	0.2	**792.1**	709.6
Receivables	11	**8,165.1**	5,643.6	**989.3**	692.1
Inventories	12			**1,497.5**	1,054.8
Other financial assets	14			**-**	0.1
Other current assets	18	**2.0**	2.6	**57.4**	55.8
Total current assets		**8,167.9**	5,646.4	**3,336.3**	2,512.4
Non-current assets					
Receivables	11	**54.4**	75.3	**80.7**	82.8
Inventories	12			**439.1**	552.6
Investments accounted for using the equity method	13			**62.0**	91.3
Other financial assets	14	**637.2**	679.9	**-**	76.9
Property, plant and equipment	15	**14.6**	20.0	**2,555.4**	2,142.5
Agricultural assets	16			**419.6**	265.3
Intangible assets	17			**4,368.7**	2,285.8
Deferred tax assets		**86.0**	94.6	**365.2**	387.0
Other non-current assets	18			**118.3**	46.5
Total non-current assets		**792.2**	869.8	**8,409.0**	5,930.7
Total assets		**8,960.1**	6,516.2	**11,745.3**	8,443.1
Current liabilities					
Payables	19	**1,705.1**	1,397.3	**1,039.7**	722.0
Interest bearing liabilities	20	**2,772.6**	661.5	**597.1**	1,112.2
Current tax liabilities		**40.3**	40.4	**45.8**	53.9
Provisions	21	**6.2**	5.6	**182.9**	172.1
Total current liabilities		**4,524.2**	2,104.8	**1,865.5**	2,060.2
Non-current liabilities					
Payables	19	**39.3**	55.6	**105.4**	126.4
Interest bearing liabilities	20			**4,431.6**	1,259.6
Deferred tax liabilities		**127.5**	138.1	**325.7**	307.8
Provisions	21	**3.2**	4.0	**73.0**	88.9
Total non-current liabilities		**170.0**	197.7	**4,935.7**	1,782.7
Total liabilities		**4,694.2**	2,302.5	**6,801.2**	3,842.9
Net assets		**4,265.9**	4,213.7	**4,944.1**	4,600.2
Equity					
Shareholders' interest					
Contributed equity	22	**3,524.0**	3,570.7	**3,524.0**	3,570.7
Reserves	23			**(289.3)**	(75.8)
Retained profits	23	**741.9**	643.0	**1,670.9**	1,060.5
Total parent entity interest		**4,265.9**	4,213.7	**4,905.6**	4,555.4
Outside equity interests in controlled entities	24	**0.0**	0.0	**38.5**	44.8
Total equity		**4,265.9**	4,213.7	**4,944.1**	4,600.2

The statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows

Foster's Group Limited and its controlled entities
Statements of Cash Flows for the financial year ended 30 June

	Note	FGL		Consolidated	
		2005	2004	**2005**	2004
		$m	$m	**$m**	$m
		Inflows/ (Outflows)	Inflows/ (Outflows)	**Inflows/ (Outflows)**	Inflows/ (Outflows)
Cash flows from operating activities					
Receipts from customers				**5,789.8**	6,110.8
Payments to suppliers, governments and employees		**(56.0)**	(69.7)	**(4,975.0)**	(5,127.3)
Dividends received		**660.5**	1,248.1	**2.9**	0.7
Interest received		**1.0**	-	**132.3**	160.0
Borrowing costs		**(3.2)**	(4.4)	**(241.0)**	(249.6)
Income taxes paid		**(200.8)**	(221.3)	**(185.6)**	(237.6)
Net cash flows on behalf of controlled entities		**(660.5)**	(1,248.1)		
Net cash flows from operating activities	32	**(259.0)**	(295.4)	**523.4**	657.0
Cash flows from investing activities					
Payments to acquire controlled entities (net of cash balances acquired)	32			**(3,059.4)**	-
Payments to acquire outside equity interest in controlled entities	32			**(22.7)**	(17.8)
Payments for property, plant, equipment and agricultural assets		**(2.9)**	(6.6)	**(239.9)**	(290.6)
Payments for acquisition of investments/other assets	32			**(31.2)**	(84.5)
Net proceeds from repayment of loans		**5.2**	6.3	**5.5**	6.8
Proceeds from sale of property, plant and equipment		**11.5**	-	**108.6**	11.6
Proceeds from sale of investments and other assets				**138.6**	1.0
Proceeds from sale of controlled entities	5			**786.2**	1,311.6
Net cash flows from investing activities		**13.8**	(0.3)	**(2,314.3)**	938.1
Cash flows from financing activities					
Payments for shares bought back		**(148.0)**	(514.8)	**(148.0)**	(514.8)
Proceeds from issue of shares and exercise of options		**1.5**	0.6	**1.5**	0.6
Proceeds from borrowings	20			**5,885.7**	30.5
Repayment of borrowings	20			**(3,547.3)**	(73.4)
Distributions to outside equity interest				**(6.3)**	(0.6)
Dividends paid	9	**(300.3)**	(667.7)	**(300.3)**	(667.7)
Net cash flows on behalf of controlled entities		**692.6**	1,479.6		
Net cash flows from financing activities		**245.8**	297.7	**1,885.3**	(1,225.4)
Total cash flows from activities	20	**0.6**	2.0	**94.4**	369.7
Cash at the beginning of the year		**0.2**	(1.8)	**706.8**	337.6
Effects of exchange rate changes on foreign currency cash flows and cash balances				**(9.3)**	(0.5)
Cash at the end of the year	32	**0.8**	0.2	**791.9**	706.8

The statements of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

General

The financial report is a general purpose financial report and has been prepared in accordance with the requirements of the Corporations Act 2001, Australian accounting standards and Urgent Issues Group Consensus Views.

The financial report has been prepared on the basis of historical cost, except for agricultural assets which are recognised at net market value. The accounting policies adopted are consistent with those of the previous year.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with the current financial year or as a result of the first time application of revised accounting standards.

Principles of Consolidation

The consolidated financial statements have been prepared for the consolidated entity (also referred to as the 'Group'), comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities. Controlled entities are listed in note 38.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Change in accounting estimates

In 2004 the useful life of certain intangible assets of the Wine business was revised reflecting the more competitive market conditions experienced by the business. The useful life of goodwill for certain Wine businesses was revised from 20 years to 5 years and the useful life of certain brand names was revised. The revision to the estimate of useful life for these assets resulted in additional amortisation expense in 2004 of $18.4 million before tax. In 2005, wine amortisation expense increased by $11.5 million before tax to reflect a further reassessment of useful lives.

Revenue and Receivables

Amounts disclosed as operating revenue are net of sales discounts, duties and taxes. All receivables are regularly reviewed and doubtful debts are provided for where necessary. Revenue and receivables are recognised for the major business activities as follows:

Beer

Sales are recorded when the goods leave the warehouse. Credit terms for beer and cider transactions are generally 14 days from the date of invoice and 35 days from the date of invoice for spirit transactions.

Wine

A trade sale is recorded when goods leave the warehouse for delivery to the customer. Trade customers are generally provided 30 days credit from the date of invoice.

Wine club sales are recorded when the goods are delivered to the customer. Credit card customers are generally billed 3 days from the order date. Other customers pay by direct debit from their bank account.

Revenue from wine packaging services is recognised when goods are despatched to the customer. Bottling services are generally invoiced as the product is complete. Storage and warehouse fees are charged at the end of each month. Trading terms are generally 30 days from the end of the month of invoice.

Interest income

Interest income is recognised as the interest accrues on a time basis, with reference to the effective interest rate applicable on the asset.

Royalty income

Royalty income is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Dividend income

Dividend income is recognised when the right to receive payment is established.

Discontinued operations - Leisure and hospitality

Sales are recorded when the customer receives the goods or services.

Discontinued operations - Property and investments

Revenue from the sale of non-residential properties held for development and resale is recognised when an executable contract becomes unconditional and sale of residential land is recognised at settlement.

Cash

Cash consists of cash at bank, on hand and in transit, and on short-term deposit and investments in money market instruments, net of outstanding bank overdrafts.

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value. Cost of manufactured goods is determined on a consistent basis, comprising prime costs and an appropriate proportion of fixed and variable overhead expenses.

Net realisable value represents the estimated selling price less costs of completion and costs to be incurred in marketing, selling and distribution.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on the Group's sales projections for the ensuing year. Non-current wine stocks include the cost of production and capitalised interest.

Harvested grapes are recorded in inventories in the period of harvest at net market value.

Note 1 Summary of significant accounting policies (continued)

Properties held for development and sale are carried at the lower of cost and net realisable value, as determined by Directors. Cost includes the cost of acquisition, development and holding costs such as rates and taxes. In assessing net realisable value, consideration is given to the future cash flows expected to derive from property projects.

Recoverable Amounts of Non-Current Assets

The carrying amounts of all non-current assets have been reviewed and, where appropriate, relevant assets have been written down to their recoverable amount (from future use and/or disposal as appropriate). In assessing recoverable amount, the Directors have elected not to take into account the effect of discounting expected net cash flows to their present value.

Investments

Associates

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Under this method, the Group's share of post acquisition profits or losses of associates, where material, is recognised in the consolidated statement of financial performance and the share of movements in post acquisition reserves of associates is recognised in the Group's consolidated reserves. Associates are those entities over which the Group has significant influence, but not control. Investments in associates are carried at the lower of cost and recoverable amount.

Partnerships

Interests in partnerships are accounted for using equity accounting principles in the consolidated financial statements. The interest is carried at the lower of the equity carrying amount and recoverable amount. The equity carrying amount is cost plus the Company's share of the partnership's result less drawings. The Company's share of the partnership's result is included in profit for the year.

Controlled entities

Investments in controlled entities are carried at the lower of cost and recoverable amount.

Other

The Group's interests in shares and other investments are included in the financial statements at the lower of cost and recoverable amount. Dividends and other distributions from these investments are recognised in the statement of financial performance when received.

Leasing

Leases classified as operating leases are not capitalised and lease rental payments are charged against profits as incurred. Where an asset is acquired by means of a finance lease, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis so as to write the asset off over the period of the lease or its estimated useful economic life. The liability in respect of capitalised leases is reduced by the principal component of each lease payment and the interest component is expensed.

Property, plant and equipment

Plant and equipment is depreciated by the Group so that the assets are written off over their estimated useful economic lives, using reducing balance or straight line methods as appropriate. Lease premiums and leasehold improvements are written off over the period of the lease or estimated useful economic life, whichever is the shorter.

Plant and equipment under construction is shown as Projects in Progress at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, borrowing costs incurred during construction and an appropriate proportion of variable and fixed overhead.
The depreciation rates used for each class of asset are as follows:

Freehold buildings and improvements	1.5%
Leasehold buildings and improvements (representing average lease term)	4.0%
Plant and equipment	2.5% - 40.0%

Intangible Assets

Brand names, patents and licences

Brand names, patents and licences are included in the financial statements at the lower of cost and recoverable amount. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The carrying value of these brands is reviewed each year to ensure that it is not in excess of recoverable amount. An independent valuation of the brand names was last completed at 30 June 2003.

Expenditure incurred in developing, maintaining or enhancing brand names is written off against profit from ordinary activities in the year in which it is incurred.

The Directors believe that any depreciable amounts of the Group's indefinite life brand names is negligible based on expected residual values compared with carrying values and that the useful lives of the brands are ordinarily of such duration that any amortisation charge on the brands would be immaterial. Useful lives of brand names are reviewed annually and an amortisation charge is recognised where there is a material change to expected useful lives.

Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. Goodwill is the excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs.

Goodwill on acquisition is capitalised and amortised on a straight line basis over the lesser of the period of time during which the benefits are expected to arise and twenty years. The carrying value of each item of goodwill is reviewed annually.

Note 1 Summary of significant accounting policies (continued)

Mailing lists

Mailing lists in the wine business are included in the financial statements at the lower of cost and recoverable amount. An independent valuation of the mailing lists was last completed at 30 June 2003. The carrying value of mailing lists are reviewed annually and amortised over the lessor of the period of time during which the benefits are expected to arise and five years.

Agricultural assets

Agricultural assets comprise grape vines and olive trees. These assets are measured at net market value with any change in net market value during the period recognised in the statement of financial performance. Costs incurred in maintaining agricultural assets are recognised as expenses when incurred. The net market value of picked grapes and olives is recognised as revenue in the statement of financial performance in the period of harvest, in accordance with AASB 1037 'Self-Generating and Regenerating Assets (SGARA)'.

Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of cash, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition.

Interest Bearing Liabilities

Bank loans are carried at their principal amounts. Bank bills are carried at the amount which represents the present value of future cash flows. Interest is accrued over the period it becomes due and that part not paid is recorded as part of other creditors.

Certain bank loans denominated in foreign currency are hedged through various forms of foreign exchange hedge contracts. The loans and contracts have been valued at the exchange rate at reporting date. 'receivables' or 'payables' and 'interest bearing liabilities' in the statement of financial position, as applicable.

As a result of the reporting date exchange rates being different to the hedge contract exchange rates, a receivable from or payable to the relevant hedge contract counterparty arises, and has been included in

Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred except where they are included in the cost of qualifying assets. Borrowing costs include interest expense, amortisation and discounts, premiums and other ancillary costs incurred in connection with the arrangements of borrowings.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average of borrowing costs that could have been avoided if the expenditure on qualifying assets had not been undertaken, in this case 5.1% (2004: 4.7%).

Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity. Trade payables are normally settled within 60 days.

Employee Benefits

Wages, salaries, annual leave and non-monetary benefits

Liabilities for employees' entitlements to wages and salaries, annual leave, termination benefits, bonuses and other current employee entitlements are accrued at undiscounted amounts, calculated at rates expected to be paid as at reporting date.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Employee share and option plans

Shares issued to employees under the Long Term Incentive Plan are recognised at nil cost.

Shares issued on the exercise of options previously issued to employees as remuneration for past services are recognised at the fair value of consideration received.

Superannuation plan

Contributions to defined benefit superannuation plans are recognised as an expense as the obligation arises.

Provisions

Provisions are recognised when a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities arises as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Restructuring

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Note 1 Summary of significant accounting policies (continued)

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition, where the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

The cost of restructurings provided for is the estimated future cash flows, discounted at the appropriate rate reflecting the risks of the restructuring activities.

Onerous contracts

Provisions recognised in relation to onerous contracts are recognised where the unavoidable costs of meeting the obligations under these contracts exceed the expected benefits to be received.

Derivative Financial Instruments

The Group utilises derivative financial instruments, solely for hedging purposes, in the normal course of actively managing its exposures to fluctuations in interest and exchange rates.

All material foreign currency exposures are hedged. Gains and losses on hedges covering foreign exchange exposures in respect of specific purchase and sale agreements are deferred and included in the determination of the amounts at which the transactions are brought to account.

The net effect of interest rate swap agreements is included in the calculation of net interest. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Refer to note 34 for further discussion on specific use of derivative financial instruments.

Foreign Currencies

All figures in the accompanying financial statements and notes are expressed in Australian currency unless specifically identified as being otherwise.

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction.
Foreign currency balances arising from those transactions are translated at the exchange rates at reporting date.

Gains and losses resulting from trading transactions are included in the determination of the profit or loss for the year.

Financial statements of foreign controlled entities have been converted to Australian currency at reporting date using the current rate method. Gains and losses arising from conversion of financial statements of foreign controlled entities using this method on consolidation and on inter-entity accounts with foreign controlled entities and on hedges of investments in foreign controlled entities are taken directly to the foreign currency translation reserve. Hedges of investments in foreign controlled entities include foreign denominated debt.

Where anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as originally designated, the gains and losses that arise on the hedge prior to the redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is no longer expected to occur as originally designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

Income Tax

The Group uses the liability method of tax effect accounting. Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the Statement of Financial Position as a future income tax benefit or a provision for deferred income tax. No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Earnings per Share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Rounding of Amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the rounding off of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Note 2 Operating revenue

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Net sales revenue			**3,972.3**	3,908.1
Other operating revenue	**673.4**	1,248.9	**1,363.8**	1,783.7
Interest revenue	**98.5**	142.4	**108.0**	143.3
Total operating revenue	**771.9**	1,391.3	**5,444.1**	5,835.1

Net sales revenue comprises:				
net beer sales (excluding royalties)			**2,098.5**	1,978.3
net w ine sales			**1,857.3**	1,599.5
royalties			**40.9**	45.6
			3,996.7	3,623.4
inter-segment sales			**(24.4)**	(15.9)
continuing operations			**3,972.3**	3,607.5
discontinued operations			**-**	321.9
inter-segment sales			**-**	(21.3)
Net sales revenue			**3,972.3**	3,908.1
Other operating revenue				
dividends	**660.5**	1,248.1	**2.9**	0.7
property			**90.6**	245.3
rent			**0.1**	1.4
sale of assets/investments	**11.5**	-	**222.1**	12.6
proceeds on sale of controlled entities			**809.7**	1,320.2
SGARA			**-**	8.4
other income	**1.4**	0.8	**249.9**	205.3
inter-segment sales			**(11.5)**	(10.2)
Other operating revenue	**673.4**	1,248.9	**1,363.8**	1,783.7
Comprising:				
Continuing	**673.4**	1,248.9	**470.5**	225.1
Discontinuing			**904.8**	1,568.8
inter-segment sales			**(11.5)**	(10.2)
	673.4	1,248.9	**1,363.8**	1,783.7

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,735.5 million (2004 $1,825.3 million). Net sales includes amounts for freight charged to customers. Net beer sales revenue includes the sale of spirits, ciders, water and certain wine products. Other income mainly includes non-alcoholic beverage income, sales by Capital Liquor (a division of CUB), hop extract sales, bio-resources income and wine club membership fees.

Discontinued operations are further explained in Note 5.

SGARA revenue is the net market value increment in vines and grapes in accordance with AASB 1037 'Self-Generating and Regenerating Assets'.

Interest revenue includes interest income from interest rate swaps of $71.9 million (2004 $109.3 million) (FGL: Nil).

Note 3 Profit from ordinary activities

Profit from ordinary activities before income tax, including significant items, has been arrived at after (charging) and crediting:

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
interest received from				
- controlled entities	**97.9**	142.4		
- other persons	**0.6**	-	**108.0**	143.3
	98.5	142.4	**108.0**	143.3
interest costs				
- controlled entities	**(18.6)**	(33.1)		
- other persons	**(3.0)**	(4.3)	**(204.1)**	(238.8)
	(21.6)	(37.4)	**(204.1)**	(238.8)
Interest capitalised on qualifying assets			**15.7**	19.7
amortisation of interest capitalised on qualifying assets			**(18.7)**	(19.1)
	(21.6)	(37.4)	**(207.1)**	(238.2)
net interest (expense)/income	**76.9**	105.0	**(99.1)**	(94.9)
depreciation of				
- freehold buildings and improvements			**(11.3)**	(14.2)
- leasehold buildings and improvements	**(1.3)**	(1.3)	**(5.3)**	(7.6)
- plant and equipment	**(4.2)**	(3.5)	**(117.2)**	(114.9)
	(5.5)	(4.8)	**(133.8)**	(136.7)
amortisation of				
- goodwill			**(60.9)**	(50.8)
- other intangibles			**(27.9)**	(17.4)
			(88.8)	(68.2)
amounts to provisions for				
- doubtful debts - trade debtors			**(3.2)**	1.7
- doubtful debts - other debtors			**(2.4)**	-
- employee entitlements	**(3.0)**	(1.1)	**(37.4)**	(35.6)
- other			**(8.7)**	(120.4)
write-down in value of inventories			**(9.0)**	(232.0)
reversal of previous inventory write-downs			**0.6**	23.7
bad debts written-off trade debtors			**(0.6)**	(7.2)
rental expense relating to operating leases	**(2.0)**	(1.0)	**(63.0)**	(75.4)
defined benefit superannuation expense	**-**	(12.5)	**(33.2)**	(44.1)
Recoverable amount write-down				
- property, plant and equipment	**-**	(12.5)	**(25.3)**	(59.6)
- other assets			**-**	(6.7)
- intangible assets			**(18.8)**	-
- investments			**(22.1)**	-
net profit on disposal of				
- property, plant and equipment	**8.2**	-	**13.9**	(2.4)
- intangibles			**-**	(0.3)
- investments			**57.5**	-
- controlled entities			**459.5**	581.5
foreign exchange gains, net of losses	**(0.3)**	0.3	**22.7**	36.7
dividends received from				
- controlled entities	**660.5**	1,248.1		
- other persons			**2.9**	0.7

Note 4 Significant items

Individually significant items included in profit from ordinary activities before income tax:

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
(tax effect nil unless otherwise stated)				
Divestment of Lensworth (tax expense applicable $8.3 million)			**459.5**	-
Sale of 10% shareholding in Australian Leisure and Hospitality Group Limited (ALH)			**55.4**	-
Australian Beer recoverable amount write-down to assets affected by the 2003 Operational review (tax benefit applicable $4.4 million)			**(14.7)**	-
Foster's USA partnership investment provision			**(23.7)**	-
Sobemab goodwill recoverable amount write-down			**(13.9)**	-
Wine Clubs and Services recoverable amount asset write-downs and provisions (tax benefit applicable $3.7 million)			**(11.8)**	-
Southcorp Integration costs (tax benefit applicable $1.9 million, FGL $1.7 million)	**(5.7)**	-	**(6.5)**	-
Sale of Corporate Artwork	**8.3**	-	**8.3**	-
Divestment of ALH (tax expense applicable $1.2 million)			**-**	553.1
Treasury initiatives				
- realignment of the foreign exchange book including the close-out of contracts extending to July 2006 (tax expense applicable $10.4 million).			**-**	34.7
- Financing cost due to the restructure of certain debt maturities and interest rate hedge risk (tax benefit applicable $6.8 million).			**-**	(20.0)
Treasury initiatives (tax expense applicable $3.6 million)			**-**	14.7
Lensworth release of provisions and litigation cost recovery (tax expense applicable $9.2 million).			**-**	34.7
Wine Trade operational review				
- Excess inventory write-down (tax benefit applicable $62.3 million)			**-**	(155.8)
- Australian winery and US vineyard rationalisation (tax benefit applicable $7.8 million)			**-**	(24.1)
- Onerous grape supply contracts (tax benefit applicable $14.7 million)			**-**	(35.8)
- Onerous oak barrel lease contracts (tax benefit applicable $16.4 million)			**-**	(39.9)
- Restructuring and other costs (tax benefit applicable $10.5 million)			**-**	(33.8)
Wine Trade operational review (tax benefit applicable $111.7 million)			**-**	(289.4)
Write-downs and other costs reported at 31 December				
- Wine inventory write-down (tax benefit applicable $38.9 million)			**-**	(73.9)
- Other wine asset write-downs, Australian vineyard rationalisation and other costs (tax benefit applicable $18.9 million)			**-**	(45.1)
- International Beer costs and provisions (tax benefit applicable $0.5 million)			**-**	(3.0)
- Additional superannuation fund contributions and Group IT asset write- down (consolidated tax benefit applicable $4.8 million, FGL tax benefit applicable $4.8 million)	**-**	(20.0)	**-**	(22.0)
	-	(20.0)	**-**	(144.0)
Total significant items (2005 tax benefit applicable $1.7 million, FGL $1.7 million; 2004 tax benefit applicable $160.8 million, FGL $4.8 million)	**2.6**	(20.0)	**452.6**	169.1

Significant item expenditure has predominantly been disclosed in "other expenses" in the statement of financial performance.

Included in 2005 Southcorp integration costs are net financing gains of $5.1 million which includes $15.1 million significant interest expense arising from hedging activities.

In May 2004 the Group completed a comprehensive review of its foreign exchange transactional hedging and implemented a new Treasury operating policy, which led to a major restructuring of existing hedge cover and a determination that certain contracts to which hedge accounting had been previously applied had not been properly designated as hedges. As a consequence, hedge accounting was discontinued for these contracts in 2004. Of the realised gain of $34.7 million an amount of $20.0 million refers to unrealised gains on outstanding forward exchange contracts (part of the US$ denominated contracts having a face value of $1,647 million) at 30 June 2003.

Note 5 Discontinued operations

Lensworth and Australian Leisure and Hospitality division (ALH) have both been recognised as discontinued operations, following the divestment of these businesses on 9 December 2004 and 5 November 2003 respectively. The continued retention of Lensworth and ALH was not considered essential for the execution of the Group's premium branded beverage strategy.

	Consolidated	
	2005	2004
	$m	$m
Consolidated financial performance information		
Net sales revenue	-	321.9
Cost of sales	-	(145.2)
Gross profit	-	176.7
Other operating revenue	904.8	1,568.8
Selling expenses	(57.0)	(239.3)
Marketing expenses	-	(9.5)
Administration expenses	(9.5)	(74.3)
Other expenses	(354.7)	(746.8)
Earnings before interest and income tax	483.6	675.6
Net interest expense	-	-
Income tax expense	-	-
Net profit	483.6	675.6
Consolidated financial position information		
Cash assets	-	15.5
Receivables	-	0.7
Inventories	9.3	88.5
Other current assets	-	0.4
Total Current Assets	9.3	105.1
Receivables	-	1.9
Inventory	7.3	230.3
Property, plant and equipment	-	1.6
Intangible assets	-	1.0
Total Non-Current Assets	7.3	234.8
Total Assets	16.6	339.9
Payables	13.3	58.3
Provisions	0.4	2.6
Total Current Liabilities	13.7	60.9
Payables	12.9	0.0
Provisions	0.4	0.7
Total Non-Current Liabilities	13.3	0.7
Total Liabilities	27.0	61.6
Net Assets	(10.4)	278.3
Consolidated cash flow information		
Cash Flows related to Operating activities		
Receipts from customers	89.3	705.4
Payments to suppliers, governments and employees	(114.7)	(612.0)
Net Operating Cash Flows	(25.4)	93.4
Cash Flows related to Investing activities		
Payment for purchases of property, plant and equipment	(0.1)	(11.0)
Proceeds from sale of property, plant and equipment	4.5	0.1
Payments for acquisition of investments and other assets	(30.3)	(4.0)
Proceeds from sale of controlled entities	786.2	1,311.6
Net Investing Cash Flows	760.3	1,296.7
Cash Flows related to financing activities		
Transfer of cash from discontinued operation	(741.0)	(1,431.4)
Net increase / (decrease) in cash held	(6.1)	(41.3)

Note 6 Income tax

The amount of income tax attributable to profit from ordinary activities as shown in the statement of financial performance differs from the prima facie income tax expense attributable to profit. The differences are reconciled as follows from ordinary activities:

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
prima facie income tax expense attributable to profit from ordinary activities (FGL: attributable to profit of the tax consolidated group) calculated at the rate of 30% (2004: 30%)	**358.0**	328.1	**347.4**	256.5
tax effect of				
- non-recognition of future income tax benefits	**-**	-	**6.9**	11.0
- depreciation and amortisation not allowable	**12.2**	10.5	**25.6**	23.3
- rebateable dividends	**(1.0)**	(0.6)	**(1.4)**	(0.6)
- non-taxable income and profits (net of non-deductible expenditure and losses)	**(153.7)**	(164.3)	**(147.1)**	(160.9)
- utilisation of available losses	**-**	(26.4)	**(21.4)**	(33.7)
- other	**(4.3)**	14.2	**4.6**	(10.8)
- foreign tax rate differential	**-**	-	**4.4**	(45.8)
- under/(over) provisions in previous years	**(9.0)**	7.4	**(2.5)**	9.3
	202.2	168.9	**216.5**	48.3

Future Income Tax Benefit

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These possible benefits amount to $271.9 million (2004 $272.0 million), FGL $258.0 million (2004: $258.0 million).

These benefits will be obtainable only if:

- the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefit from the deduction to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by income tax law; and
- changes in income tax legislation do not adversely affect the ability of the consolidated entity to realise the benefit of the deductions.

Australian Tax Consolidation

Foster's Group Limited (FGL) formed a consolidated group for income tax purposes, effective on and from 1 July 2002 with each of its wholly-owned Australian resident subsidiaries. FGL, as the head entity, has recognised all tax assets and liabilities relating to the consolidated group. FGL has formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

The members of the group have entered a tax sharing agreement pursuant to which the subsidiaries may be required to contribute to the tax liabilities of the group in the event of default by the head entity or upon leaving the group. At 30 June 2005, the possibility of default by the head entity was remote.

In 2004, the effect of forming a consolidated Group for income tax purposes led to a restatement of deferred tax balances resulting in an increase in 2004 tax expense of $15.3 million.

Ongoing tax audits

The Group is subject to ongoing tax audits by taxation authorities in several jurisdictions covering a variety of taxes. The Group fully co-operates with these enquiries as and when they arise.

Note 7 Segment results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation and amortisation $m
			2005		
Industry segments					
Australian Beer	**1,984.7**	**304.8**	**103.6**	**56.9**	**35.8**
International Beer	**229.8**	**19.6**	**9.2**	**9.5**	**24.6**
Wine	**8,099.4**	**863.4**	**3,103.1**	**146.8**	**50.2**
Corporate	**257.5**	**186.2**	**2.9**	**9.4**	**7.2**
Continuing operations	**10,571.4**	**1,374.0**	**3,218.8**	**222.6**	**117.8**
Discontinued operations	**16.6**	**27.0**	**0.1**	**-**	**-**
	10,588.0	**1,401.0**	**3,218.9**	**222.6**	**117.8**
Unallocated					
Cash/Interest bearing liabilities	**792.1**	**5,028.7**			
Deferred tax assets/tax provisions	**365.2**	**371.5**			
	11,745.3	**6,801.2**			
			2004		
Industry segments					
Australian Beer	1,971.7	322.8	171.9	50.4	17.8
International Beer	223.3	45.3	8.2	8.4	3.0
Wine	4,437.5	379.4	93.6	123.4	406.8
Corporate	389.6	300.3	6.7	7.9	29.4
Continuing operations	7,022.1	1,047.8	280.4	190.1	457.0
Discontinued operations	324.4	61.6	11.0	14.8	32.9
	7,346.5	1,109.4	291.4	204.9	489.9
Unallocated					
Cash/Interest bearing liabilities	709.6	2,371.8			
Deferred tax assets/tax provisions	387.0	361.7			
	8,443.1	3,842.9			

Note 7 Segment results (continued)

	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
			2005			
Industry segments						
Australian Beer	**2,183.0**	**-**	**2,183.0**	**569.5**	**40.7**	**610.2**
International Beer	**262.4**	**-**	**262.4**	**42.9**	**(25.0)**	**17.9**
Wine	**2,000.2**	**(35.9)**	**1,964.3**	**221.0**	**(33.9)**	**187.1**
Corporate	**21.6**	**-**	**21.6**	**(68.2)**	**26.4**	**(41.8)**
Continuing operations	**4,467.2**	**(35.9)**	**4,431.3**	**765.2**	**8.2**	**773.4**
Discontinued operations	**904.8**	**-**	**904.8**	**24.1**	**459.5**	**483.6**
	5,372.0	**(35.9)**	**5,336.1**	**789.3**	**467.7**	**1,257.0**
Unallocated						
Interest revenue			**108.0**			
Net interest expense				**(84.0)**	**(15.1)**	**(99.1)**
			5,444.1	**705.3**	**452.6**	**1,157.9**
			2004			
Industry segments						
Australian Beer	1,917.1	(31.5)	1,885.6	512.6	-	512.6
International Beer	253.9	-	253.9	42.2	(3.0)	39.2
Wine	1,640.0	(15.9)	1,624.1	177.8	(408.4)	(230.6)
Corporate	37.5	-	37.5	(59.6)	12.7	(46.9)
Continuing operations	3,848.5	(47.4)	3,801.1	673.0	(398.7)	274.3
Discontinued operations	1,890.7	-	1,890.7	87.8	587.8	675.6
	5,739.2	(47.4)	5,691.8	760.8	189.1	949.9
Unallocated						
Interest revenue			143.3			
Net interest expense				(74.9)	(20.0)	(94.9)
			5,835.1	685.9	169.1	855.0

Note 7 Segment results (continued)

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic beverages. The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis.

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $5.7 million (2004 $4.6 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $62.0 million (2004 $91.3 million) (refer Note 13).

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2005	
Geographical segments			
Australia	**5,906.4**	**1,870.4**	**2,730.8**
Asia and Pacific	**251.5**	**15.3**	**288.0**
Europe	**1,058.2**	**565.2**	**424.9**
Americas	**3,355.3**	**767.9**	**987.6**
Continuing operations	**10,571.4**	**3,218.8**	**4,431.3**
Discontinued operations - Australia	**16.6**	**0.1**	**904.8**
	10,588.0	**3,218.9**	**5,336.1**
Unallocated			
Cash	**792.1**		
Deferred tax assets	**365.2**		
Interest revenue			**108.0**
	11,745.3	**3,218.9**	**5,444.1**
		2004	
Geographical segments			
Australia	3,661.0	237.3	2,341.2
Asia and Pacific	231.2	11.9	271.9
Europe	419.8	4.2	382.6
Americas	2,710.1	27.0	805.4
Continuing operations	7,022.1	280.4	3,801.1
Discontinued operations - Australia	324.4	11.0	1,890.7
	7,346.5	291.4	5,691.8
Unallocated			
Cash	709.6		
Deferred tax assets	387.0		
Interest revenue			143.3
	8,443.1	291.4	5,835.1

Note 8 Earnings per share

	Consolidated	
	2005	2004
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**46.8**	38.6
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**1,998,763**	2,070,780
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	**46.8**	38.6
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**1,999,597**	2,071,773

Comparatives have been restated to reflect the impact of bonus elements of shares.

	$m	$m
Earnings reconciliation		
Net profit	**941.4**	806.7
Net profit attributable to outside equity interest	**(5.3)**	(7.4)
Earnings used to calculate basic earnings per share	**936.1**	799.3
Earnings used to calculate diluted earnings per share	**936.1**	799.3

Note 9 Dividends

	FGL	
	2005 **$m**	2004 $m
Interim dividend of 9.25 cents per ordinary share paid 4 April 2005 (2004: 8.75 cents per ordinary share paid 2 April 2004)	**184.4**	175.8
Final dividend of 10.75 cents per ordinary share proposed by Directors to be paid 3 October 2005 (2004: 10.50 cents per ordinary share paid 1 October 2004)	**215.2**	209.9
Total dividend of 20.00 cents per ordinary share (2004: 19.25 cents per ordinary share)	**399.6**	385.7
The amount of dividends that have been or will be franked.	**394.3**	759.5
Amount of franking credits available for the subsequent year.	**187.5**	151.4
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	**300.3**	301.7
Off market buy-back	**-**	366.0
Satisfied by the issue of shares	**93.9**	91.2
Employee share plan loan repayment	**0.1**	0.6
	394.3	759.5

The 2004 off-market buy-back included a fully franked dividend component of $2.19 per share totalling $366.0 million.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2005. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

Note 10 Cash assets

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
at bank, on hand and in transit	**0.8**	0.2	**153.9**	114.6
on deposit			**638.2**	595.0
	0.8	0.2	**792.1**	709.6

The cash on deposit for the consolidated entity is bearing floating interest rates between 1.75% and 7.0% (2004: 0.25% and 6.5%).

Note 11 Receivables

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Current				
trade debtors			**837.9**	553.9
provision for doubtful debts			**(15.7)**	(12.6)
other debtors	**6.1**	5.5	**168.8**	150.6
provision for doubtful debts	**(1.5)**	(1.5)	**(3.9)**	(1.6)
loans to other persons	**0.2**	0.2	**1.0**	0.9
provision for doubtful debts	**(0.2)**	(0.2)	**(0.2)**	(0.2)
employee share plan loans	**0.9**	1.1	**1.4**	1.1
amounts due from controlled entities	**8,625.6**	6,111.1		
provision for doubtful debts	**(466.0)**	(472.6)		
	8,165.1	5,643.6	**989.3**	692.1
Non Current				
trade debtors			**0.6**	0.5
Other debtors	**39.3**	55.6	**61.3**	58.8
loans to other persons	**0.2**	0.2	**3.9**	4.0
employee share plan loans	**14.9**	19.5	**14.9**	19.5
	54.4	75.3	**80.7**	82.8

Loans to other persons are non-interest bearing.

Note 12 Inventories

	Consolidated 2005 $m	Consolidated 2004 $m
Current		
finished goods at cost	**558.1**	445.6
finished goods at net realisable value	**13.3**	2.0
raw materials and stores at cost	**552.5**	394.7
raw materials at net realisable value	**3.7**	-
work in progress at cost	**351.2**	98.2
work in progress at net realisable value	**9.4**	25.6
	1,488.2	966.1
properties held for development and sale at net realisable value		
- cost of acquisition	**9.3**	55.2
- development costs	**-**	33.5
	9.3	88.7
Total Current Inventories	**1,497.5**	1,054.8
Non Current		
raw materials and stores at cost	**307.0**	203.0
work in progress at cost	**116.7**	107.5
	423.7	310.5
properties held for development and sale at net realisable value		
- cost of acquisition	**15.4**	158.4
- development costs	**-**	83.7
	15.4	242.1
Total Non Current Inventories	**439.1**	552.6
Total Inventories	**1,936.6**	1,607.4

Note 13 Investments accounted for using the equity method

	Consolidated 2005 $m	Consolidated 2004 $m
Investments in associates and joint venture partners	**62.0**	91.3

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Note 13 Investments accounted for using the equity method (continued)

Name of entity	Reporting date	Ownership interest 2005 %	2004 %
Alliance des Vins Fins	31 December	**44.4**	37.9
SARL Lovis	31 December	**50.0**	-
Fiddlesticks LLC	31 December	**50.0**	50.0
Foster's Europe Pty. Ltd. [1]	30 June	**66.7**	66.7
Foster's USA, LLC	31 March	**49.9**	49.9
Judd Road Vineyards Limited	30 June	**50.0**	50.0
International Trade and Supply Limited	31 December	**39.9**	39.9
North Coast Bottling Company	30 June	**-**	50.0
Oak Vale Vineyard Limited	30 June	**50.0**	50.0

1. Foster's Europe Pty. Ltd. holds the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty. Ltd. is greater than 50%, but due to the voting rights attached to the shares, the Group does not control this entity. Carlton and United Beverages Limited receives royalty income under an agreement with the Foster's European partnership.

The carrying values of material investments are:

- Foster's USA LLC $26.6 million (2004 $54.7 million); and
- International Trade and Supply Limited $31.0 million (2004 $32.1 million).

	Consolidated 2005 $m	2004 $m
Equity accounted share of results		
- net profit before income tax	**7.6**	6.7
- amortisation of notional goodwill	**(1.3)**	(1.3)
- income tax expense attributable to net profit	**(0.6)**	(0.8)
- net profits after income tax	**5.7**	4.6
Retained profits attributable to equity accounted investments		
- balance at the beginning of the financial year	**37.7**	38.4
- distributions received	**(6.1)**	(5.3)
- balance at the end of the financial year	**37.3**	37.7
Carrying amount of equity accounted investments		
- balance at the beginning of the financial year	**91.3**	89.7
- additions	**0.6**	3.2
- share of net profit	**5.7**	4.6
- impairment write-down	**(22.1)**	-
- dividends received	**(6.1)**	(5.3)
- foreign exchange	**(7.4)**	(0.9)
	62.0	91.3
Share of assets and liabilities		
- current assets	**17.8**	20.1
- non-current assets	**39.6**	43.6
Total assets	**57.4**	63.7
- current liabilities	**(13.6)**	(15.4)
- non-current liabilities	**(5.2)**	(6.7)
Total liabilities	**(18.8)**	(22.1)
- net assets	**38.6**	41.6
Goodwill (net of amortisation)/other	**23.4**	49.7
	62.0	91.3

The equity accounted share of results, assets and liabilities are based on unaudited management results.

There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 14 Other financial assets

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Current				
quoted shares at cost			-	0.1
Non Current				
Controlled entities				
unquoted shares				
- at cost	**637.2**	679.9		
Other				
quoted shares at cost			-	78.1
provision for diminution			-	(1.6)
unquoted shares at cost			-	0.5
provision for diminution			-	(0.1)
	637.2	679.9	-	76.9
quoted shares at market value			-	89.2

Note 15 Property, plant and equipment

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Land				
at cost			**452.9**	427.1
Freehold buildings and improvements				
at cost			**867.3**	698.1
accumulated depreciation			**(184.1)**	(135.8)
Leasehold buildings and improvements				
at cost	**14.2**	14.2	**87.9**	87.6
accumulated depreciation	**(9.6)**	(8.3)	**(42.9)**	(38.1)
Plant and equipment				
at cost	**23.6**	21.8	**2,583.4**	1,808.7
accumulated depreciation	**(15.0)**	(11.1)	**(1,299.6)**	(913.6)
projects in progress at cost	**1.4**	3.4	**90.5**	208.5
	14.6	20.0	**2,555.4**	2,142.5

Note 15 Property, plant and equipment (continued)

Valuation of land and buildings

The carrying value of consolidated land and buildings at 30 June 2005 was $1,181.1 million (2004 $1,038.9 million) and for FGL $4.6 million (2004 $5.9 million). The most recent valuation of land and buildings was completed at 30 June 2005, with reference to independent valuations. Land and buildings were valued at $1,422.9 million (FGL $50.0 million) on an existing use basis. As land and buildings are recorded at cost the valuation has not been brought to account.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous year are set out below.

	Land		Freehold buildings		Leasehold buildings		Plant and equipment	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004
	$m	$m	**$m**	$m	**$m**	$m	**$m**	$m
Consolidated								
carrying amount at start of year	**427.1**	612.7	**562.3**	959.9	**49.5**	70.7	**1,103.6**	1,128.5
additions	**0.8**	2.3	**61.9**	25.3	**2.3**	3.8	**169.9**	250.4
acquisitions	**98.8**	-	**105.0**	-	**2.0**	-	**307.7**	-
disposals	**(44.7)**	(156.0)	**(8.0)**	(393.6)	**(1.2)**	(11.6)	**(33.4)**	(97.9)
recoverable amount write-downs	**-**	-	**(1.0)**	(12.2)	**-**	-	**(24.3)**	(47.4)
depreciation expense	**-**	-	**(11.3)**	(14.2)	**(5.3)**	(7.6)	**(117.2)**	(114.9)
transfers	**-**	(31.4)	**-**	-	**-**	(5.5)	**-**	(2.1)
foreign currency exchange	**(29.1)**	(0.5)	**(25.7)**	(2.9)	**(2.3)**	(0.3)	**(32.0)**	(13.0)
carrying amount at end of year	**452.9**	427.1	**683.2**	562.3	**45.0**	49.5	**1,374.3**	1,103.6
FGL								
carrying amount at start of year					**5.9**	6.9	**14.1**	17.0
additions					**-**	0.3	**2.9**	6.3
acquisitions								
disposals							**(2.8)**	-
recoverable amount write-down							**-**	(12.5)
depreciation expense					**(1.3)**	(1.3)	**(4.2)**	(3.5)
transfers							**-**	6.8
carrying amount at end of year					**4.6**	5.9	**10.0**	14.1

The above consolidated carrying amounts include $94.1 million (2004: $265.0 million) and for FGL $1.4 million (2004: $2.2 million) held at recoverable amount. Land and buildings include the written-down value of Kent Brewery, Sydney. Recoverable amount has been determined with reference to relevant market prices for property, plant and equipment.

Note 16 Agricultural assets

	Consolidated	
	2005	2004
	$m	$m
Agricultural assets	**419.6**	265.3

Agricultural assets comprise grape vines and olive groves. Foster's Wine Estates now holds nearly 15,000 hectares of land under vine.

Beringer Blass has over 7,000 hectares (2004: 7,600 hectares) of land under vine, located throughout major wine producing regions around the world. These areas include Australia (Coonawarra, Barossa Valley, Clare Valley, the Hunter Valley, McLaren Vale and Yarra Valley), North America (mainly the Napa Valley and Sonoma County), Italy and New Zealand. Of the total land area under vine, over 1,300 hectares (2004: 1,450 hectares) is under lease agreements. Beringer Blass also has around 7 hectares (2004: 7 hectares) of olive groves in Italy.

Southcorp has 7,700 hectares of land under vine. The major wine producing regions include Coonawarra, Barossa Valley, Clare Valley, McLaren Vale, Padthaway, Bordertown, Margaret River, Hunter Valley, Robe, Eden Valley, Mudgee, Heathcote, Sunraysia, Great Western. Of the total land under vine, over 360 hectares is under lease arrangements.

The net market value of grape vines has been determined with regard to independent valuations of vineyards. In determining the net market value of vines the Directors have made certain assumptions regarding the market price of grapes and the growth and quality of grapes on the vines as at reporting date.

The measurement basis for vines and grapes as prescribed by AASB 1037 'Self-Generating and Re-Generating Assets' has resulted in a loss before tax of $17.7 million (2004 loss before tax of $56.1 million).

Note 17 Intangible assets

	Consolidated	
	2005	2004
	$m	$m
brand names, mailing lists, patents and licences		
at cost	**2,387.5**	1,743.8
accumulated amortisation	**(63.6)**	(38.6)
	2,323.9	1,705.2
goodwill at cost	**2,303.7**	791.1
accumulated amortisation	**(258.9)**	(210.5)
	2,044.8	580.6
	4,368.7	2,285.8

Note 18 Other assets

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Current				
deferred expenses	**0.8**	1.0	**17.4**	16.5
prepayments	**1.2**	1.6	**40.0**	39.3
	2.0	2.6	**57.4**	55.8
Non Current				
deferred expenses			**65.5**	12.2
prepayments			**52.8**	34.3
			118.3	46.5

Note 19 Payables

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Current				
trade creditors			**435.5**	243.6
other creditors	**36.6**	31.2	**604.2**	478.4
amounts due to controlled entities	**1,668.5**	1,366.1		
	1,705.1	1,397.3	**1,039.7**	722.0
Non Current				
other creditors	**39.3**	55.6	**105.4**	126.4
	39.3	55.6	**105.4**	126.4

Note 20 Interest bearing liabilities

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Current				
secured				
- bank loans			**1.1**	1.2
unsecured				
- bank overdrafts			**0.2**	2.8
- bank loans			**489.2**	358.6
- other			**106.6**	749.6
amounts due to controlled entities	**2,772.6**	661.5	**-**	-
	2,772.6	661.5	**597.1**	1,112.2
Non Current				
secured				
- bank loans			**1.4**	3.3
unsecured				
- bank loans			**1,269.9**	99.0
- other			**3,160.3**	1,157.3
			4,431.6	1,259.6
Total net borrowings consist of:				
current			**597.1**	1,112.2
non-current			**4,431.6**	1,259.6
Total gross borrowings			**5,028.7**	2,371.8
Less - cash (note 10)	**(0.8)**	(0.2)	**(792.1)**	(709.6)
Total net borrowings	**(0.8)**	(0.2)	**4,236.6**	1,662.2
Reconciliation of net borrowings				
net borrowings at the beginning of the year	**(0.2)**	1.8	**1,662.2**	2,647.6
proceeds from borrowings			**5,885.7**	30.5
repayment of borrowings			**(3,547.3)**	(73.4)
total cash outflows/(inflows) from activities	**(0.6)**	(2.0)	**(94.4)**	(369.7)
debt acquired / (disposed) on consolidation of controlled entities			**448.2**	(48.5)
conversion of exchangeable bonds			**-**	(531.1)
effect of exchange rate changes on foreign currency borrowings			**(117.8)**	6.8
net borrowings / (cash) at the end of the year	**(0.8)**	(0.2)	**4,236.6**	1,662.2

Secured bank loans totalling $2.5 million (2004 $4.5 million) are secured by mortgages over freehold buildings and other assets. Bank overdraft interest rate is 6.1% (2004: 5.8% - 8.1%). Bank loans and other loans have interest rates ranging between 2.6% - 11.6% (2004: 1.6% - 10.3%).

Exchangeable bonds

Foster's Finance Corp., a wholly-owned US controlled entity, issued US$400.0 million 4.75% exchangeable bonds in October 2000. The bonds expired 5 October 2003 with the conversion of $531.1 million (US$357.3 million) or 89.3% of the face value of the bonds into ordinary shares, increasing issued equity by 6% or 125.4 million ordinary shares. In addition, $44.6 million (US$30.0 million) or 7.5% of the face value of the bonds were re-purchased and $18.9 million (US$12.7 million) or 3.2% of the face value of the bonds were redeemed.

Note 21 Provisions

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Current				
employee entitlements	**6.2**	5.6	**127.1**	76.1
other			**55.8**	96.0
	6.2	5.6	**182.9**	172.1
Non Current				
employee entitlements	**3.2**	4.0	**46.1**	48.9
other			**26.9**	40.0
	3.2	4.0	**73.0**	88.9

The aggregate of consolidated other provisions as shown above are $82.7 million (2004 $136.0 million).

	Onerous contracts $m	Restructuring $m	Warranties / other $m	Total $m
Consolidated - 2005				
carrying amount at start of year	**82.8**	**50.2**	**3.0**	**136.0**
charged / (credited) to profit and loss	**0.2**	**8.5**	**-**	**8.7**
acquisitions / (disposals)	**3.9**	**11.9**	**11.6**	**27.4**
receipts / (payments)	**(52.1)**	**(30.2)**	**0.4**	**(81.9)**
foreign exchange	**(6.6)**	**(0.9)**	**-**	**(7.5)**
carrying amount at end of year	**28.2**	**39.5**	**15.0**	**82.7**
Consolidated - 2004				
carrying amount at start of year	54.3	18.7	2.2	75.2
charged / (credited) to profit and loss	78.7	38.9	2.8	120.4
acquisitions / (disposals)	-	-	(1.7)	(1.7)
receipts / (payments)	(47.8)	(7.5)	(0.3)	(55.6)
foreign exchange	(2.4)	0.1	-	(2.3)
carrying amount at end of year	82.8	50.2	3.0	136.0

Provisions for contracts previously identified as onerous mainly comprise costs associated with oak barrel lease contracts and grape supply contracts of the Wine Trade business in North America. The amount for provisions have been determined with reference to contracted and market prices.

Restructuring provisions mainly comprise costs associated with the closure of Kent Brewery, Sydney; the divestment of Australian Leisure and Hospitality Group Limited, initiatives arising from the Wine Trade operational review and Southcorp restructuring activities. Redundancy provisions are disclosed in employee entitlements. Current period acquisitions relate to Southcorp divested businesses.

Note 22 Contributed equity

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Paid up capital				
ordinary fully paid shares	**3,524.0**	3,570.7	**3,524.0**	3,570.7
Movements in Share Capital				
opening balance				
- ordinary fully paid shares	**3,570.7**	3,448.7	**3,570.7**	3,511.9
- employee shares of $1 paid to 1.67 cents	**-**	-	**-**	-
	3,570.7	3,448.7	**3,570.7**	3,511.9
1,019,965 (2004: 5,276,956) ordinary fully paid shares issued to employees				
- 33,518 @ $4.24 (2004: 43,728 @$3.77)	**0.2**	0.2	**0.2**	0.2
- 32,192 @ $4.22 (2004: 40,828 @$3.94)	**0.1**	0.2	**0.1**	0.2
- 22,555 @ $5.36 (2004: 40,357 @$3.99)	**0.1**	0.2	**0.1**	0.2
- NIL (2004: 37,243 @$3.94)	**-**	0.1	**-**	0.1
- NIL (2004: 5,114,800 @$3.88)	**-**	19.8	**-**	19.8
- 877,454 @ $5.22 (issued at no consideration)				
- 54,246 @ $5.21 (issued at no consideration)				
2005 Options exercised				
- 500,000 @$2.12 (2004: NIL)	**1.1**	-	**1.1**	-
Dividend reinvestment plan				
- 10,589,974 @$4.62 (2004: 11,006,264 @$4.41)	**48.9**	48.5	**48.9**	48.5
- 8,605,903 @$5.23 (2004: 9,754,006 @$4.37)	**45.0**	42.7	**45.0**	42.7
Conversion of exchangeable bonds				
Nil (2004: 125,392,627 ordinary fully paid shares) (refer note 20)	**-**	531.1	**-**	531.1
Transfer to reserves of equity component of exchangeable bonds, as initially recognised at inception of the exchangeable bonds			**-**	(63.2)
On-market share buy-back				
28,743,340 shares @ $4.56 - $5.50 per share (2004: 48,188,456 shares @ $4.33 - $4.74 per share)	**(142.1)**	(216.5)	**(142.1)**	(216.5)
Off-market share buy-back				
Nil (2004: 167,107,552 shares @ $1.81 per share)	**-**	(304.3)	**-**	(304.3)
Closing balance				
- ordinary fully paid shares	**3,524.0**	3,570.7	**3,524.0**	3,570.7
- employee shares of $1 paid to 1.67 cents	**-**	-	**-**	-
	3,524.0	3,570.7	**3,524.0**	3,570.7

Note 22 Contributed equity (continued)

	FGL	
	2005	2004
	shares m	shares m
opening balance		
- ordinary fully paid shares	**2,008.8**	2,072.6
- partly paid employee shares	**1.0**	1.0
	2,009.8	2,073.6
1,019,965 (2004: 5,276,956) employee shares issued	**1.0**	5.3
Dividend reinvestment plan		
- October 2004: 10,589,974 (October 2003: 11,006,264)	**10.6**	11.0
- April 2005: 8,605,903 (April 2004: 9,754,006)	**8.6**	9.8
Conversion of exchangeable bonds	**-**	125.4
On-market share buy-back 28,743,340 - (2004: 48,188,456)	**(28.7)**	(48.2)
Off-market share buy-back NIL - (2004: 167,107,552)	**-**	(167.1)
1,130,585 (2004: 4,080) shares issued pursuant to the Foster's Long Term Incentive Plan	**1.1**	-
Options exercised over 500,000 ordinary fully paid shares	**0.5**	-
closing balance		
- ordinary fully paid shares	**2,001.9**	2,008.8
- partly paid employee shares	**1.0**	1.0
	2,002.9	2,009.8

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Partly paid employee shares

A total of 998,310 (2004: 998,310) of the partly paid shares are on issue at the reporting date.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Employee share scheme

Information relating to the employee share scheme, including details of shares issued under the Plan, is set out in note 27.

Dividend reinvestment plan

The company has an established dividend reinvestment plan under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash.

Note 22 Contributed equity (continued)

Share buy-back

In November 2003 the Group announced an off-market buy back. The tendering process for the off-market buy-back was completed in December 2003 with 167.1 million ordinary shares, representing 8.2% of issued shares, bought back at a price of $4.00 per share. The buy-back amount comprised a capital component of $1.81 per share (recognised in share capital) and a fully franked dividend component of $2.19 per share (recognised in retained earnings). The total cost of the off-market buy-back was $670.3 million, including transaction costs, with $304.3 million recognised in share capital and $366.0 million recognised in retained earnings.

A shareholders meeting was held in March 2004 where shareholders approved the repurchase of up to 200.0 million ordinary shares. The Company announced its intention subject to market conditions to repurchase up to 125.0 million ordinary shares through an on-market share buy-back. During the 2004 financial year 10.5 million ordinary shares were purchased by the Company as part of this on-market buy-back program at a cost of $47.1 million.

Total on-market buy-back activity during the financial year resulted in 28.7 million (2004: 48.2 million) ordinary shares being purchased by the company at a total cost, including transaction costs, of $142.1 million (2004: $216.5 million). The shares were bought back at prices ranging between $4.56 and $5.50 per ordinary share (2004: $4.33 and $4.74 per ordinary share), at an average price of $4.94 (2004: $4.49) per ordinary share.

Note 23 Reserves and retained profits

(a) Reserves

	Consolidated	
	2005	2004
	$m	$m
asset revaluation reserve	**218.5**	218.5
capital reserve		
foreign currency translation reserve	**(507.8)**	(294.3)
	(289.3)	(75.8)

Details of movements

	2005	2004
Foreign currency translation reserve		
opening balance	**(294.3)**	(200.2)
transfer to retained profits	**(68.6)**	(46.8)
translation gain/(loss) on investment in foreign controlled entities, net of hedging and after income tax	**(144.9)**	(47.3)
closing balance	**(507.8)**	(294.3)
Capital reserve		
opening balance	**-**	-
transfer from contributed equity	**-**	63.2
transfer to retained profits	**-**	(63.2)
closing balance	**-**	-

Note 23 Reserves and retained profits (continued)

Nature and Purpose of Reserves

(i) Asset revaluation reserve

The asset revaluation reserve is a historic balance previously used to record increments and decrements on the revaluation of non-current assets. The Group changed its accounting policy for the measurement of non-current assets from valuation to cost effective 1 July 1999. The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for payment of cash dividends in limited circumstances as permitted by law.

(ii) Capital reserve

The capital reserve was established during the period to recognise the equity element of the exchangeable bonds realised on conversion of the bonds in October 2003. The amount of the equity element of $63.2 million was previously disclosed in consolidated contributed equity. As no further transactions associated with the bonds are expected to occur, the realised amount was subsequently transferred to retained profits.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities within the Group, are taken to the foreign currency translation reserve, as described in the accounting policy note 1.

(b) Retained Profits

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Retained profits at the beginning of the year	**643.0**	275.0	**1,060.5**	910.7
Net profit	**493.2**	1,127.5	**936.1**	799.3
Aggregate of amounts transferred from reserves	**-**	-	**68.6**	110.0
Total available for appropriation	**1,136.2**	1,402.5	**2,065.2**	1,820.0
Ordinary dividends				
- final paid	**(209.9)**	(217.7)	**(209.9)**	(217.7)
- interim paid	**(184.4)**	(175.8)	**(184.4)**	(175.8)
- dividend component of off-market buy-back paid	**-**	(366.0)	**-**	(366.0)
Total available for appropriation	**(394.3)**	(759.5)	**(394.3)**	(759.5)
Retained profits at the end of the year	**741.9**	643.0	**1,670.9**	1,060.5

Note 24 Outside equity interests in controlled entities

	Consolidated	
	2005	2004
	$m	$m
share capital	**6.8**	11.0
reserves	**12.5**	14.8
retained profits	**19.2**	19.0
	38.5	44.8

Note 25 Remuneration of Directors and executives

Details of remuneration and equity instruments in relation to the Directors of the Company and specified executives of the Group are detailed in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing entities" in the Remuneration Report, presented at the front of the financial statements.

Note 26 Related party transactions for Directors and Specified Executives

Loans to specified directors and specified executives

In accordance with the terms of the FGL Employee Share and Option Plan, the Company issued fully paid shares and provided financial assistance for the purpose of the acquisition of shares to employees, including the specified Directors and specified executives.

Details of aggregate of loans	Balance at beginning of period 1 July 2004 $	Interest paid and payable $	Balance at end of period 30 June 2005 $	Interest not charged $	Number in the Group at the end of the year
Specified Directors	46,954	-	43,795	2,813	1
Specified Executives	295,500	-	151,480	11,166	5

Share Plan loans were made to and/or repayments (including by way of offset of dividend entitlements) received from the following executive Directors of Group companies. The share plan loans are interest free. The average commercial rate of interest during the period was 6.2%. There were no allocations to non-executive Directors under the FGL Employee Share and Option Plan nor were there loans to such Directors. There were no individuals with loans above $100,000 in the reporting period.

Other transactions of specified Directors and specified executives and their personally-related entities

Mr WT Klenz participates as a limited partner in a general partnership that owns warehouse space leased to Beringer Blass Wine Estates on a 15 year lease. Last year, lease payments of $1,758,000 or US$1,248,000 were made to the general partnership. There were no transactions during the current period. This transaction was made on commercial terms and conditions and at market rates.

In addition, FGL and the Group entered into transactions which are insignificant in amount with specified Directors, specified executives and their personally-related entities within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits and purchase of Group products.

Some directors of Foster's Group Limited are also directors of public companies, which have transactions with the Foster's Group. The relevant directors do not believe they have the individual capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be personally-related entities for the purpose of the disclosure requirements of AASB 1046 "Director and Executives Disclosures by Disclosing Entities".

Note 27 Employee Equity Plans

Employee Share Grant Plan

Under the terms of the Foster's Employee Share Grant Plan ("**Share Grant Plan**") subject to the discretion of the Board and for the 2005/6 financial year onwards, the achievement of a minimum performance standard by Foster's, most employees of the company with at least six months continuous service, are eligible to receive grants of shares in the company up to the value of $1,000. The shares are subject to a restriction on transfer for three years (or until the employee leaves the company). Slightly different rules are applicable to the operation of the Share Grant Plan outside Australia, reflecting local compliance and tax issues. Further details of the Share Grant Plan are set out in Section 3 of the Remuneration Report.

The Plan was approved by shareholders at the 2004 Annual General Meeting, and the initial grants of shares under the Share Grant Plan occurred during the financial year.

Shares under the Plan are issued for no consideration. The shares are therefore issued from Share Capital Account and hence the only effect of a grant is to increase the number of shares on issue.

Note 27 Employee Equity Plans (continued)

During the financial year 931,698 fully paid ordinary shares were issued under the Plan at a notional price of $5.22.

	Balance as at 30 June 2004	Number of participants	Shares offered during the year	Shares sold and/or release	Number of participants	Balance as at 30 June 2005
Employee Share Grant Plan	-	4,878	931,698	(169,326)	4,609	762,372

The Employee share Grant Plan replaced the Foster's Employee Share and Option Plan. Under the terms of this plan, which was in existence up until 30 June 2004, permanent employees of the Group's controlled entities, who have completed one year's service, were eligible to participate.

During 2004, 5,114,800 fully paid ordinary shares were issued pursuant to the Plan to 2,615 Group employees. The shares were allotted at a price of $3.88, which was the weighted average price of Foster's Group Limited shares traded on the ASX in the week leading up to and including 5 December 2003, less fifty cents per share, in accordance with Foster's Employee Share and Option Plan rules.

International Employee Share Plan

Under the Foster's International Employee Share Plan employees resident in the United States and the United Kingdom had the right to contribute a specified percentage of their remuneration to purchase shares in the company at a discount of up to fifteen percent (15%) of the prevailing market price. Shares under the Plan were subject to a restriction on transfer of twelve months or until the employee left the company.

Further issues under the International Share Plan ceased in January 2005 on the basis that participants are eligible to participate in the Share Grant Plan.

During the year, 88,265 fully paid ordinary shares were issued under the Plan at prices ranging from $4.22 to $5.36 (2004 $3.77 to $3.99).

No additional offers are currently planned under the International Employee Share Plan.

	Balance as at 30 June 2004	Number of participants	Shares offered during the year	Shares sold and/or release	Number of participants	Balance as at 30 June 2005
International Employee Share Plan	447,873	167	88,265	(54,242)	252	481,896

Foster's Employee Share and Option Plan – shares

Under the Foster's Employee Share and Option Plan, eligible employees were offered fully paid ordinary shares at a discount of fifty cents per share ($0.50) from the prevailing market price, funded by an interest free loan arranged by the company. The loan is repaid by applying dividends paid on the shares or voluntary payments by the employee. The shares could not be transferred for three years or until the loan was repaid, and on leaving the company all loan balances must be repaid by the employee.

No additional offers are currently planned under the Foster's Employee Share and Option Plan as participants are now eligible to receive shares under the Share Grant Plan, which is intended to replace this plan.

As at the reporting date, interest free loans remain outstanding in respect of 17,906,900 fully paid ordinary shares and therefore subject to the rules of this plan.

No additional grants are currently planned under the shares component of the Foster's Employee Share and Option Plan

	Balance as at 30 June 2004	Number of participants	Shares offered during the year	Shares sold and/or release	Number of participants	Balance as at 30 June 2005
Foster's Employee Share and Option Plan - Shares	23,377,000	-	-	(5,470,100)	2,556	17,906,900

Note 27 Employee Equity Plans (continued)

Employee Options

On issue at the reporting date were options over 1,490,000 (2004: 1,990,000) unissued shares, which are granted under earlier versions of employee share and option plans conducted by the company.

Details of the ordinary shares of the Company under options at the date of this report are:

Issue Date	Exercise Price $ per share	Hurdle Price $ per share	Expiry Date [1]	No. of Options	No. of Shares
1995	2.12	3.08	Nov 2005	50,000	50,000
1995	2.12	3.40	Nov 2005	700,000	700,000
1996	2.36	3.08	Nov 2005	160,000	160,000
1996	2.36	3.40	Nov 2005	160,000	160,000
1998	2.48	3.40	Nov 2005	420,000	420,000
				1,490,000	1,490,000

1 At the 1999 Annual General Meeting a special resolution was passed by shareholders to amend the exercise terms of certain options issued as part of the Employee Share Plan (Plan). This resolution extended the existing exercise period of the options until 5 November 2005.

These options can only be exercised if the last sale price of the Company's shares on the Australian Stock Exchange reaches or exceeds the hurdle price on any five consecutive business days during the year preceding the time of exercise.

Given the current use of the LTIP, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

During the year 500,000 options were exercised at $2.12.

The outstanding options are beneficially held by the following (all of whom are former executives of the company):

	No. of Options
ET Kunkel	750,000
ID Fraser-Smith	320,000
JS King	420,000
	1,490,000

Foster's Long Term Incentive Plan

Under the Foster's Long Term Incentive Plan (**LTIP**), participants (who are determined selectively by the Directors), may be entitled to shares to be issued for no consideration by Foster's, subject to certain performance standards being met. The performance standard is the Company's relative performance measured by total shareholder return compared with a specified peer group of listed companies. The performance period is generally three years, but prior to the 2005 offer, could be extended by Directors for a period up to an additional two years.

Further details of the LTIP are included in section 3 of the Remuneration Report.

In September 2004, a total of 1,122,755 fully paid ordinary shares (excluding 7,830 phantom deferred shares) (2004: 4,080 ordinary shares) were acquired by eligible employees. In addition, 79,960 deferred shares, which under the terms of LTIP will become ordinary shares, were issued to employees resident in the United States. These shares were issued under the 2000 offer where the performance period was extended by Directors, in respect of achieving a better than median ranking relative to the peer group of companies for the months of May, June and July 2004.

For all outstanding LTIP offers, the estimated number of shares that may be granted under LTIP if performance conditions are met is as follows:

LTIP Offer	No. of Current Participants	Number of Shares at Threshold	Number of Shares at Maximum
2001 (extended)	120	1,606,900	1,606,900
2002	132	2,114,300	4,228,600
2003	153	2,455,800	4,911,600
2004	172	2,257,500	4,515,000

Note 27 Employee Equity Plans (continued)

For those participants whose remuneration is not denominated in Australian dollars, entitlements are expressed as a local currency value until such time that shares are allocated. On this basis, the estimated aggregates listed above are determined using the exchange rate at the start of the performance period. For the extended 2001 offer, the average exchange rate over the preceding 3-year performance period is used.

Partly paid employee shares

Shares issued under the 1987 Employee Share Plan are described in Note 22 Contributed Equity.

Note 28 Employee benefits

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
The aggregate amount of employee benefits is comprised of:				
Acrued w ages, salaries and on-costs	**11.9**	8.2	**64.0**	52.1
Provisions (current)	**6.2**	5.6	**127.1**	76.1
Provisions (non current)	**3.2**	4.0	**46.1**	48.9
	21.3	17.8	**237.2**	177.1

The aggregates of provisions for employee entitlements as shown above are $173.2 million, consolidated (2004 $125.0 million), and $9.4 million, FGL (2004 $9.6 million).

	Consolidated	
	2005	2004
Employee numbers		
Number of full-time equivalent employees at the reporting date	**10,300**	9,300

Superannuation Commitments

The Group has established a number of retirement funds which provide either defined or accumulation type benefits for employees within the Group, worldwide.

The benefits are provided from contributions by employee members and entities in the Group and income from fund assets invested. The members' contributions are at varying rates while contributions from controlled entities, in respect of defined benefit funds, are made at levels necessary to ensure that these funds are maintained with sufficient assets to meet their liabilities and, in respect of accumulation funds, are at fixed rates. The rate of contributions by controlled entities for defined benefit funds is determined by actuarial valuations. An actuarial valuation as at 30 June 2005 was in progress at the time of finalising this report.

Controlled entities are obliged to contribute to these funds as set out in the relevant Trust Deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant Trust Deeds.

Following the Southcorp acquisition the Group now sponsors a number of Southcorp superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

Based on the latest actuarial valuation at 30 June 2002 performed by RS Mitchell FIA, FIAA, ASA, the assets of Foster's Group Superannuation Fund were materially sufficient to satisfy all benefits that would have vested in the event of their termination or in the event of the voluntary or compulsory termination of employment of each employee. The actuarial valuation at 30 June 2002 identified the value of the Foster's Group Superannuation Fund assets to be $291.6 million. Fully vested benefits at this date were $281.9 million (fund assets in excess by $9.7 million). Accrued benefits at this date were $290.9 million (fund assets in excess by $0.7 million).

Note 28 Employee benefits (continued)

The actuary has estimated that the shortfall of assets compared with vested benefits under the Foster's Group Superannuation Fund as at 31 March 2005 is approximately $8.5 million (30 June 2004 $5.2 million). The shortfall arises in the event of the voluntary or compulsory termination of employment of each employee and is not booked as a liability as there is no present obligation to fund the deficit other than through future contributions at the agreed actuarially determined rates.

The actuary has completed an estimate an of the fund deficiency calculated in accordance with the accounting standard requirements applicable to the Group from 1 July 2005. The deficiency under that methodology is determined to be $10.8 million.

The Group sponsors the defined benefit plans as noted above. The estimated material defined benefit fund assets (in excess of $20.0 million) at net market value and the aggregate of all defined benefit funds are:

	Consolidated	
	2005	2004
	$m	$m
Foster's Group Superannuation Fund		
- Fund assets [1,2]	**283.8**	287.1
- Vested benefits [1,2]	**(292.3)**	(292.3)
Net surplus / (deficiency)	**(8.5)**	(5.2)
Employer contributions to the fund	**33.2**	41.6
Employer contributions payable to the fund	**2.0**	1.0
Plum Superannuation Fund for Southcorp Employees		
- Fund assets [3]	**101.3**	-
- Vested benefits [3]	**(100.6)**	-
Net surplus / (deficiency)	**0.7**	-
Employer contributions to the fund	**-**	-
Employer contributions payable to the fund	**2.2**	-
Aggregate totals		
- Assets of the funds	**388.9**	287.1
- Vested benefits of the funds	**(396.3)**	(292.3)
Net surplus / (deficiency)	**(7.4)**	(5.2)
Employer contributions to the fund	**33.2**	44.1
Employer contributions payable to the fund	**4.2**	1.5

1. Fund assets for the Foster's Group Superannuation Fund are based on an estimate as at 31 March 2005.
2. Fund assets and vested benefits for the Foster's Group Superannuation Fund as at 30 June 2004 are from the audited financial statements at 30 June 2004.
3. Fund assets and vested benefits for the Plum Superannuation Fund for Southcorp Employees as at 30 June 2005 are based on reports obtained from the fund managers.

Vested benefits are member entitlements which are not conditional upon the continued membership of the funds and are payable on resignation from the funds.

Note 29 Remuneration of auditors

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$ 000's	$ 000's	**$ 000's**	$ 000's
Amounts received, or due and receivable, by the auditors for:				
auditing and reviewing the financial statements				
- auditors of FGL	**2,280.2**	1,395.8	**3,783.0**	3,384.0
- associated firms of FGL auditors	**185.0**	-	**1,491.0**	1,833.0
- other firms			**129.0**	15.0
other assurance				
- auditors of FGL	**405.0**	86.0	**1,365.0**	128.0
- associated firms of FGL auditors			**21.0**	49.0
- other firms			**237.0**	-
financial due diligence				
- auditors of FGL			**-**	2,691.0
Total audit and other assurance				
- auditors of FGL	**2,685.2**	1,481.8	**5,148.0**	6,203.0
- associated firms of FGL auditors	**185.0**	-	**1,512.0**	1,882.0
- other firms			**366.0**	15.0
	2,870.2	1,481.8	**7,026.0**	8,100.0
taxation				
- auditors of FGL	**406.0**	2,436.0	**406.0**	2,436.0
- associated firms of FGL auditors	**29.0**	-	**280.0**	1,628.0
other advisory				
- associated firms of FGL auditors			**-**	41.0
Total other services				
- auditors of FGL	**406.0**	2,436.0	**406.0**	2,436.0
- associated firms of FGL auditors	**29.0**	-	**280.0**	1,669.0
	435.0	2,436.0	**686.0**	4,105.0
Totals				
- auditors of FGL	**3,091.2**	3,917.8	**5,554.0**	8,639.0
- associated firms of FGL auditors	**214.0**	-	**1,792.0**	3,551.0
- other firms			**366.0**	15.0
	3,305.2	3,917.8	**7,712.0**	12,205.0

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

In 2005 other assurance includes audit related services provided to the Group with respect to the divestment of Lensworth and various debt offerings undertaken during the year. Other firms include KPMG for Southcorp.

Financial due diligence in 2004 relates to audit related services provided to the Group with respect to the divestment of Australian Leisure and Hospitality Group Limited.

During 2004 the Board decided that PricewaterhouseCoopers would no longer provide taxation services for the Group. A new taxation service advisor was engaged effective 1 January 2004. PricewaterhouseCoopers taxation services are now limited to transitional arrangements within stringent independence guidelines. These transitional arrangements are expected to continue until open tax periods are finalised.

The Audit and Risk Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The Chairman of the Audit and Risk Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

Note 30 Commitments

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
Leases				
Non cancellable operating leases Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable				
- under 1 year	**1.1**	1.1	**71.5**	76.2
- between 1 year and 5 years	**1.8**	1.8	**167.1**	168.4
- over 5 years		-	**166.5**	193.3
Total commitments	**2.9**	2.9	**405.1**	437.9
Capital expenditure and other commitments				
The following expenditure has been contracted *but not provided for in the financial statements.*				
Capital expenditure				
- under 1 year			**8.8**	1.4
			8.8	1.4
Other commitments				
- under 1 year	**26.6**	25.4	**58.6**	124.6
- between 1 year and 5 years	**13.6**	42.0	**49.7**	106.1
- over 5 years	**-**	0.4	**0.2**	2.5
	40.2	67.8	**108.5**	233.2

Note 31 Contingent liabilities

	FGL		Consolidated	
	2005	2004	**2005**	2004
Arising in respect of individual controlled entities: amounts uncalled on shares in controlled entities	**23.1**	23.1		
Arising in respect of individual controlled entities: guarantees				
- *banks and other financiers*	**4,608.1**	2,479.1		
- other persons			**3.3**	4.6
Arising in respect of other persons: guarantees				
- banks and other financiers			**150.0**	199.5
- other persons	**90.0**	90.0	**208.5**	126.6
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**6.9**	12.2	**15.2**	18.2
	4,728.1	2,604.4	**377.0**	348.9

Various entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the Directors believe no material losses will arise.

Under the terms of the Deed of Cross Guarantee described in note 39, FGL has guaranteed the payment of all current and future creditors in the event any of the entities party to the Deed of Cross Guarantee is wound up. No contingent liability has arisen at reporting date under this Deed.

Note 32 Notes to the statements of cash flows

Reconciliation of cash

For the purpose of the statements of cash flows, cash includes cash at bank, on hand, in transit and on short-term deposit, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	FGL		Consolidated	
	2005	2004	**2005**	2004
	$m	$m	**$m**	$m
cash at bank, on hand and in transit (note 10)	**0.8**	0.2	**153.9**	114.6
cash on deposit (note 10)			**638.2**	595.0
bank overdrafts (note 20)			**(0.2)**	(2.8)
	0.8	0.2	**791.9**	706.8

Reconciliation of net cash flows from operating activities to profit from ordinary activities

	FGL 2005 $m	FGL 2004 $m	Consolidated 2005 $m	Consolidated 2004 $m
profit from ordinary activities	**493.2**	1,127.5	**941.4**	806.7
depreciation and amortisation	**5.5**	4.8	**222.6**	204.9
contributions from partnerships			**(0.9)**	(0.7)
(profit)/loss on disposal of non-current assets	**(8.2)**	-	**(13.9)**	2.7
(profit)/loss on disposal of investments			**(57.5)**	-
(profit)/loss on disposal of controlled entities			**(459.5)**	(553.1)
valuation increment on grapes and vines			**(31.0)**	(35.2)
recoverable amount write-down	**-**	12.5	**66.2**	66.3
provisions	**3.0**	1.1	**47.0**	362.6
borrowing costs			**3.1**	(0.6)
movement in unrealised foreign exchange	**(0.4)**	-	**(2.5)**	(1.8)
Net cash provided by operating activities before change in assets and liabilities	**493.1**	1,145.9	**715.0**	851.8
change in working capital, net of effects from acquisition/disposal of controlled entities				
- receivables	**(742.4)**	(1,405.8)	**(14.4)**	69.9
- inventories			**63.4**	(109.4)
- other assets	**0.7**	(0.3)	**(5.2)**	(23.5)
- accounts payable	**(5.0)**	(34.8)	**(84.9)**	3.1
- provisions	**(5.4)**	(0.4)	**(150.5)**	(134.9)
net cash flows from operating activities [1]	**(259.0)**	(295.4)	**523.4**	657.0
Entities acquired				
Consideration paid and accrued				
- cash			**3,106.3**	98.3
- previously accrued, now paid			**28.7**	4.0
			3,135.0	102.3

1. Net cash flows from operating activities includes $84.4 million (2004: $4.3 million) net cash outflows resulting from net significant items and one-off cash inflows in 2004 of $120.9 million from a treasury division hedge restructuring transaction.

Effective from 12 May 2005 the Group obtained control of Southcorp Limited following an off market takeover offer. In June 2005 the Group initiated the compulsory acquisition of shares in Southcorp not acquired under offer. The final offer price of $4.26 per share resulted in purchase consideration, including acquisition costs and net debt acquired of $3.7 billion.

As part of the acquisition accounts the Group has recognised provisions of $61.3 million for the global restructure of the Australian, USA and European businesses, covering redundancies, surplus lease contracts and other costs.

Note 32 Notes to the statements of cash flows (continued)

	Consolidated 2005 $m	2004 $m
Entities acquired (continued)		
Net assets acquired		
- cash	**21.7**	-
- receivables	**370.0**	4.1
- inventories	**713.1**	4.2
- investments	**0.9**	78.6
- property, plant and equipment	**513.5**	-
- agricultural assets	**179.2**	-
- intangibles	**722.9**	2.3
- other assets	**6.4**	-
- deferred tax assets	**73.8**	-
- accounts payable	**(432.0)**	(0.4)
- borrowings	**(461.4)**	-
- current tax liabilities	**(1.9)**	-
- provisions	**(112.4)**	-
- deferred tax liabilities	**(52.2)**	-
	1,541.6	88.8
outside equity interests acquired	**8.3**	11.6
goodwill acquired	**1,563.4**	1.9
	3,113.3	102.3
cash consideration (net of debt acquired)	**3,135.0**	102.3
less: net cash balances and cash equivalents acquired	**(21.7)**	-
	3,113.3	102.3
Net assets of entities acquired reconciles to the cash flow statement as follows:		
payments to acquire controlled entities (net of cash balances acquired)	**(3,059.4)**	-
payments to acquire outside equity interest in controlled entities	**(22.7)**	(17.8)
payments to acquire other assets	**(31.2)**	(84.5)
	(3,113.3)	(102.3)
Entities disposed		
Consideration		
- net proceeds per cash flow statement	**786.2**	1,311.6
- cash at disposal date	**6.5**	48.5
- gross proceeds	**792.7**	1,360.1
- loan repayment	**-**	(150.0)
- deferred consideration and accrued costs	**-**	(27.5)
	792.7	1,182.6
Net assets disposed of		
- cash	**6.5**	48.5
- receivables	**35.9**	6.1
- inventories	**295.9**	37.5
- property, plant and equipment	**1.6**	659.4
- intangibles	**-**	49.4
- other assets	**-**	1.7
- accounts payable	**(4.7)**	(32.1)
- borrowings	**-**	(150.0)
- provisions	**(2.1)**	(19.4)
	333.1	601.1
Gross profit on disposal	**459.6**	581.5
Restructuring costs	**-**	(28.4)
Net profit on disposal	**459.6**	553.1

Refer to Interest bearing liabilities (note 20) and Employee equity plans (note 27) for details of non-cash financing transactions relating to employee share plans, the LTIP and the dividend reinvestment plan (DRP).

Note 33 Standby arrangements and unused credit facilities

	Consolidated	
	2005	2004
	$m	$m
Committed arrangements / facilities available to the Group:		
Arrangements to provide standby funds and/or support facilities	**2,831.1**	1,441.0
amounts utilised	**(2,279.0)**	(455.6)
amount of credit unused	**552.1**	985.4

The Group has access to other funding arrangements through non-bank facilities. Details of major arrangements are as follows:

Bank Loans

Total facilities are $2,831.1 million (2004 $1,441.0 million) of which $552.1 million was unutilised (2004 $985.4 million). Facilities totalling $313.7 million (2004 $796.4 million) have maturity dates beyond June 2006. These facilities are reviewable annually for further extension by mutual agreement.

Note 34 Financial instruments

Foster's Treasury, which has responsibility for the management of derivative financial instruments, conducts the Group's treasury activities in accordance with the policies of the Group's Treasury Charter, which has been approved by the Directors. The Treasury Charter sets out the policies with respect to the internal controls (including segregation of duties), organisational relationships, functions, delegated authority levels, management of foreign currency, interest rate exposures and commodity price exposures and counterparty credit limits and requires regular reporting to the Board of Directors of exposure to derivative financial instruments.

Foster's Treasury seeks to mitigate risk from adverse movements in interest rates and foreign currency through the use of interest rate and cross currency swaps and other short and medium term derivative instruments.

Interest Rate Risk

2005	Note	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	10	**789.9**	**-**	**-**	**-**	**2.2**	**792.1**
Receivables [1]	11	**-**	**0.2**	**1.1**	**-**	**1,052.4**	**1,053.7**
Other financial assets	14	**-**	**-**	**-**	**-**	**-**	**-**
Total financial assets		**789.9**	**0.2**	**1.1**	**-**	**1,054.6**	**1,845.8**
Weighted average interest rate		**5.05 %**	**8.00 %**	**8.00 %**	**-**	**-**	
Financial liabilities							
Payables	19	**-**	**-**	**-**	**-**	**(1,145.1)**	**(1,145.1)**
Bank overdrafts	20	**(0.2)**	**-**	**-**	**-**	**-**	**(0.2)**
Bank loans [2]	20	**(1,519.2)**	**(241.2)**	**(1.2)**	**-**	**-**	**(1,761.6)**
Other loans	20	**(224.7)**	**(106.6)**	**(235.2)**	**(2,699.2)**	**(1.2)**	**(3,266.9)**
Total financial liabilities		**(1,744.1)**	**(347.8)**	**(236.4)**	**(2,699.2)**	**(1,146.3)**	**(6,173.8)**
Net hedging activity [3]		**(479.8)**	**-**	**(581.5)**	**1,061.3**	**-**	**-**
Total financial liabilities including hedging activities		**(2,223.9)**	**(347.8)**	**(817.9)**	**(1,637.9)**	**(1,146.3)**	**(6,173.8)**
Weighted average interest rate (after hedging activities)		**4.94 %**	**6.52 %**	**5.40 %**	**5.43 %**		
Net hedging activity [3]							
Net movement on revaluation of EUR MTN		**-**	**-**	**-**	**-**	**-**	**-**
Interest rate swaps		**(479.8)**	**-**	**(581.5)**	**1,061.3**	**-**	**-**
Cross currency swaps		**-**	**-**	**-**	**-**	**-**	**-**
Net hedging activity		**(479.8)**	**-**	**(581.5)**	**1,061.3**	**-**	**-**

1. Excludes employee share plan loans.
2. Mainly comprising bank loans denominated in US dollars and pounds sterling.
3. Net hedging activity represents the net impact on the Group's interest rate exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, i.e. interest rate and cross currency swaps, interest rate options and forward rate agreements.

Note 34 Financial instruments (continued)

Interest Rate Risk (continued)

2004	Note	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	10	709.6	-	-	-	-	709.6
Receivables [1]	11	-	-	-	-	754.3	754.3
Other financial assets	14	-	-	-	-	77.0	77.0
Total financial assets		709.6	-	-	-	831.3	1,540.9
Weighted average interest rate		4.86%	-	-	-	-	
Financial liabilities							
Payables	19	-	-	-	-	(848.4)	(848.4)
Bank overdrafts	20	(2.8)	-	-	-	-	(2.8)
Bank loans [2]	20	(366.5)	-	(95.6)	-	-	(462.1)
Other loans	20	-	(749.6)	-	(1,157.3)	-	(1,906.9)
Total financial liabilities		(369.3)	(749.6)	(95.6)	(1,157.3)	(848.4)	(3,220.2)
Net hedging activity [3]		(1,182.8)	459.5	-	723.3	-	-
Total financial liabilities including hedging activities		(1,552.1)	(290.1)	(95.6)	(434.0)	(848.4)	(3,220.2)
Weighted average interest rate (after hedging activities)		4.20%	4.70%	6.90%	6.90%		
Net hedging activity [3]							
Net movement on revaluation of EUR MTN		-	(65.2)	-	-	-	(65.2)
Interest rate swaps		(1,248.0)	524.7	-	723.3	-	-
Cross currency swaps		65.2	-	-	-	-	65.2
Net hedging activity		(1,182.8)	459.5	-	723.3	-	-

1. Excludes employee share plan loans.
2. Mainly comprising bank loans denominated in US dollars.
3. Net hedging activity represents the net impact on the Group's interest rate exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, i.e. interest rate and cross currency swaps, interest rate options and forward rate agreements.

Foreign Exchange Risk

Consistent with the risk adverse approach to management of the Group's foreign currency denominated assets and liabilities, foreign exchange exposures are managed by Foster's Treasury, to minimise risk and the cost of risk management. Group policy is to fund foreign currency assets, where practicable, in the respective currencies in which such assets are denominated.

Forward foreign exchange contracts, foreign currency interest rate and cross currency swaps (including deferred start swaps) and foreign currency options are entered into to hedge the Group's foreign currency net assets and exposures. The Group's net assets and foreign currency transactions are primarily denominated in Australian dollars, United States dollars, Euro's, Great British Pounds, Canadian dollars and New Zealand dollars.

Note 34 Financial instruments (continued)

At reporting date, the details of outstanding forward foreign exchange contracts are (Australian dollar equivalents):

	Face Value of Contracts		Average Exchange Rate	
	2005	2004	**2005**	2004
	$m	$m		
Buy CAD Sell USD 0 – 6 months	-	8.2	-	1.3698
Buy CAD Sell USD 6 – 12 months	-	14.5	-	1.4001
Sell CAD Buy AUD 0 – 6 months	**(17.9)**	-	**1.1040**	-
Sell CAD Buy AUD 6 – 12 months	**(18.5)**	-	**1.1219**	-
Sell CAD Buy AUD greater than 12 months	**(19.4)**	-	**1.1412**	-
Sell CAD Buy USD 0 – 6 months	**(1.0)**	(32.9)	**1.4097**	1.4735
Sell CAD Buy USD 6 – 12 months	-	(41.5)	-	1.4293
Sell CAD Buy USD greater than 12 months	-	(0.4)	-	1.3730
Net CAD position – Sell CAD	**(56.8)**	(52.1)		
Buy CHF Sell AUD 0 – 6 months	**0.2**	-	**0.8449**	-
Net CHF position – Buy CHF	**0.2**	-		
Buy EUR Sell AUD 0 – 6 months	**2.6**	21.0	**0.5933**	0.5714
Buy Euro Sell AUD 6 – 12 months	**6.8**	0.5	**0.6225**	0.5611
Sell EUR Buy AUD 0 – 6 months	-	(0.8)	-	0.5379
Buy EUR Sell USD 0 – 6 months	**12.2**	43.9	**1.1001**	1.0877
Buy EUR Sell USD 6 – 12 months	-	22.9	-	1.0989
Buy EUR Sell USD greater than 12 months	-	16.9	-	1.0998
Sell EUR Buy USD 0 – 6 months	-	(24.8)	-	1.1083
Sell EUR Buy GBP 0 – 6 months	**(22.7)**	(15.0)	**0.7197**	0.7197
Net EUR position – Buy/(Sell) EUR	**(1.1)**	64.6		
Buy GBP Sell AUD 0 – 6 months	**0.1**	4.4	**0.4220**	0.3675
Buy GBP Sell AUD 6 – 12 months	-	2.6	-	0.3616
Buy GBP Sell USD 0 – 6 months	-	5.2	-	1.5980
Buy GBP Sell USD 6 – 12 months	-	3.5	-	1.7679
Sell GBP Buy AUD 0 – 6 months	**(62.6)**	(51.9)	**0.3616**	0.3899
Sell GBP Buy AUD 6 – 12 months	**(72.6)**	(15.3)	**0.3993**	0.3932
Sell GBP Buy AUD greater than 12 months	**(143.8)**	(13.1)	**0.3893**	0.3882
Sell GBP Buy USD 0 – 6 months	-	(9.7)	-	1.5960
Sell GBP Buy USD 6 – 12 months	-	(3.5)	-	1.7679
Net GBP position – Sell GBP	**(278.9)**	(77.8)		

Note 34 Financial instruments (continued)

Foreign Exchange Risk (continued)

	Face Value of Contracts		Average Exchange Rate	
	2005	2004	**2005**	2004
	$m	$m		
Buy NZD Sell AUD 0 – 6 months	**-**	0.2	**-**	1.1433
Sell NZD Buy AUD 0 – 6 months	**(9.0)**	(10.1)	**1.1159**	1.2236
Sell NZD Buy AUD 6 – 12 months	**(4.7)**	(8.1)	**1.1169**	1.2375
Sell NZD Buy AUD greater than 12 months	**(7.9)**	-	**1.1389**	-
Sell NZD Buy EUR 0 – 6 months	**(0.4)**	(0.8)	**0.5802**	0.5162
Sell NZD Buy EUR 6 – 12 months	**-**	(0.3)	**-**	0.4922
Buy NZD Sell USD 0 – 6 months	**0.2**	4.9	**0.5402**	0.5532
Buy NZD Sell USD 6 – 12 months	**-**	0.5	**-**	0.5499
Sell NZD Buy USD 0 – 6 months	**-**	(2.2)	**-**	0.5460
Sell NZD Buy USD 6 – 12 months	**-**	(0.5)	**-**	0.5518
Net NZD position – Sell NZD	**(21.8)**	(16.4)		
Buy USD Sell AUD 0 – 6 months	**27.3**	15.3	**0.7695**	0.7043
Buy USD Sell AUD 6 – 12 months	**-**	12.5	**-**	0.6855
Sell USD Buy AUD 0 – 6 months	**(56.7)**	(81.1)	**0.5790**	0.5688
Sell USD Buy AUD 6 – 12 months	**(88.0)**	(90.7)	**0.5861**	0.5444
Sell USD Buy AUD greater than 12 months	**(193.0)**	(23.8)	**0.6475**	0.5200
Net USD position – Sell USD	**(310.4)**	(167.8)		
Sell JPY Buy AUD 0 – 6 months	**-**	(0.3)	**-**	55.1300
Sell JPY Buy AUD 6 – 12 months	**-**	(0.2)	**-**	55.1300
Net JPY position – Sell JPY	**-**	(0.5)		

For contracts hedging anticipated sales and purchases denominated in foreign currencies, any unrealised gains and losses on the contracts, together with the costs of the contracts, are recognised in the financial statements at the time the underlying transaction occurs. The net unrealised gain on hedges of anticipated sales and purchases denominated in foreign currencies at reporting date was $78.8 million (2004 $34.9 million gain).

Credit Risk

Credit risk represents the potential loss which the Group could incur if counterparts failed to meet their obligations under their respective contracts or arrangements with the Group.

Credit risk for financial assets which have been recognised in the statement of financial position is generally the carrying amount, net of any provision for doubtful debts.

Credit risk on off-balance sheet contracts is minimised as the Group deals only with reputable, highly rated financial institutions in respect of, inter alia, the entering into of derivative financial instruments to manage its exposures to fluctuations in interest and exchange rates.

The maximum credit risk exposure on foreign currency hedge instruments is the net fair value of in-the-money instruments. At reporting date, this amount was $82.2 million (2004 $122.9 million). In respect of financial assets, the Group is not materially exposed to any individual overseas country. In respect of derivative financial instruments, the Group is exposed to two individual counterparties.

The maximum credit risk exposure on interest rate hedge instruments at reporting date, which is limited to the net fair value of in-the-money hedge instruments at that date, was $133.7 million (2004 $116.8 million).

Note 34 Financial instruments (continued)

Net Fair Values

On-balance sheet financial instruments

The net fair values of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities approximate their carrying value. The net fair values of other monetary financial assets and financial liabilities are either based upon market prices where a market exists or has been determined by discounting the expected future cash flows by the current interest rate for financial assets and financial liabilities with similar risk profiles.

Listed equity investments have been valued by reference to market prices prevailing at reporting date. For unlisted equity investments, the net fair value is an assessment by the Directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment.

The carrying amount and net fair values of financial assets and financial liabilities at reporting date are:

	2005 Carrying Amount $m	2004 Carrying Amount $m	**2005 Net fair value $m**	2004 Net fair value $m
Financial assets				
Cash and deposits	**792.1**	709.6	**792.1**	709.6
Trade debtors	**822.8**	541.8	**822.8**	541.8
Other debtors	**226.2**	207.8	**226.2**	207.8
Loans to other persons	**4.7**	4.7	**4.7**	4.7
Quoted shares	-	76.6	-	89.2
Unquoted shares	-	0.4	-	0.4
Total financial assets	**1,845.8**	1,540.9	**1,845.8**	1,553.5
Financial liabilities				
Payables	**1,145.1**	848.4	**1,145.1**	848.4
Bank overdrafts	**0.2**	2.8	**0.2**	2.8
Bank loans	**1,761.6**	462.1	**1,761.6**	462.1
Other loans	**3,266.9**	1,906.9	**3,266.9**	1,906.9
Total financial liabilities	**6,173.8**	3,220.2	**6,173.8**	3,220.2

Unless otherwise stated, based on the facts and circumstances existing at reporting date and the nature of the Group's assets and liabilities including hedged positions, the Group has no reason to believe that any of the above assets could not be exchanged, or any of the above liabilities could not be settled in an arm's length transaction at an amount approximating its carrying amount.

Note 34 Financial instruments (continued)

Net Fair Values (continued)

Off-balance sheet derivative financial instruments

The valuation of off-balance sheet derivative financial instruments detailed below reflects the estimated amounts which the Group would be required to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates at reporting date. This is based on internal valuations using standard valuation techniques.

As the purpose of these derivative financial instruments is to hedge the Group's underlying assets and liabilities denominated in foreign currencies and to hedge against risk of interest rate fluctuations, it is unlikely that, in the absence of abnormal circumstances, these contracts would be terminated prior to maturity.

The net fair value of off-balance sheet derivative financial instruments held at reporting date are:

	Net fair value	Net fair value
	2005	2004
	$m	$m
Interest rate hedging instruments		
- interest rate swaps	**140.0**	116.8
- cross currency swaps	**-**	2.9
Foreign currency hedging instruments		
- foreign exchange contracts	**78.4**	34.9
	218.4	154.6

Note 35 Non-Director related party disclosures

Ownership interests in related parties

All material ownership interests in related parties are disclosed in note 13 and 14 to the financial statements.

Transactions with entities in the wholly-owned Group

FGL advanced and repaid loans and provided management, accounting and administrative assistance to other entities in the wholly-owned Group during the year. With the exception of some interest free loans provided by FGL and transfer of the benefit of income tax losses for no consideration between controlled companies, these transactions were on commercial terms and conditions.

Note 36 Events occurring after reporting date

As part of the integration plan for Southcorp operations, several regions have been identified where the Group has surplus wine processing capacity due to duplicated facilities. On 30 August 2005 the Board approved plans to consolidate wine processing to the facilities which offer the better platform for quality, efficiency and future growth. This has resulted in the planned closure of one of the Group's Hunter Valley wineries and one of the smaller wineries in the Coonawarra region.

Note 37 International Financial Reporting Standards

Foster's Group Limited is required to adopt the Australian equivalents to International Financial Reporting Standards (AIFRS) commencing 1 July 2005. The Group's first fully AIFRS compliant financial statements will be presented for the year ending 30 June 2006, with interim accounts for the period ending 31 December 2005. Comparative information will be required to be restated in both sets of accounts, effective from 1 July 2004. The majority of adjustments required on transition at 1 July 2004 will be made against opening retained earnings. The transitional rules for adoption require the restatement of comparative financial statements using AIFRS, except for AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement".

Having completed a risk based assessment of the key business and compliance impacts of AIFRS, the Group's implementation project is progressing according to the scheduled project plan. The implementation project has dedicated resources and management are continuing to provide regular status reporting to the Audit and Risk Committee, management teams across the business and external auditors.

Global training initiatives are continuing across the Group, ensuring all key personnel are provided with the adequate resources and education to implement the project. Systems have been assessed and the Group is in the process of modifying and upgrading systems to be compliant with the AIFRS requirements.

The Group continues to monitor accounting standard changes and developments in interpretations and participates in industry discussion forums with the view to adopting accounting policies consistent with emerging industry interpretations and practice. In particular, developments are continuing in the interpretation of the income taxes standard which may lead to changes in the expected tax adjustments on transition to AIFRS identified below.

From work completed to date, the key changes in significant accounting policies and other areas of significance expected for the Group are as follows:

Goodwill	
Under AASB 3 "Business Combinations" amortisation of goodwill will be prohibited and instead will be subject to annual impairment testing, on a discounted basis. This will result in a change in the Group's accounting policy which currently amortises goodwill over the lessor of the period of time to which the benefits are expected to arise and twenty years.	Elimination of amortisation will reduce expenses and increase earnings. Amortisation of goodwill for the year ending 30 June 2005 is $60.9 million. Reduction in future earnings may result in the event of impairment.
Brand names, mailing lists, patents and licences	
In accordance with AASB 138 "Intangible Assets," internally generated brand names, such as the CUB beer brands, will be required to be derecognised, given that the standard does not allow recognition of internally generated intangibles. Furthermore, the standard will require internally generated mailing lists to be derecognised. The carrying value will only reflect the maintenance of customers on the list from the date of acquisition.	The derecognition of internally generated intangible assets will reduce brand names, mailing lists, patents and licenses by $784.3 million. This adjustment will initially be applied against the remaining Asset Revaluation Reserve balance ($218.5 million) with the remainder being applied against retained earnings at 1 July 2004. Elimination of amortisation of mailing lists will reduce expenses and increase earnings. Amortisation of mailing lists for the year ending 30 June 2005 is $11.6 million.
Employee Benefits - Superannuation	
Under AASB 119 "Employee Benefits," the Group will be required to recognise the net position of the defined benefit superannuation fund into the balance sheet, based on an actuarial calculation. The initial adjustment will be through retained profits as at 1 July 2004, with subsequent movements recorded directly to retained earnings for the period. This will result in a change in the Group's current accounting policy which only recognises contributions to defined benefit superannuation funds as an expense as the obligation arises.	A liability of $13.3 million (FGL: $2.6 million) will be recognised against retained earnings at 1 July 2004. At 30 June 2005 the actuary calculated a deficiency of $10.8 million (FGL: $2.1 million). This movement in the gains or losses, as determined by the actuary, will be taken directly against retained earnings. Future volatility is likely to impact retained earnings rather than current year profits, with the Group proposing to elect to record movements against retained earnings rather than profit and loss.

Note 37 International Financial Reporting Standards (continued)

Share Based Payments Under AASB 2 "Share based Payments," share based payments issued to employees will be required to be recognised as an expense in respect of the services received, pro-rated over the period of service. This will result in a change to the current accounting policy, which does not recognise an expense in respect of these items.	Initial impact on retained earnings and share capital at 1 July 2004 from the 2002 and 2003 Long Term Inventive Plan (LTIP) of $8.9 million (FGL: $3.5 million). Given that the standard only requires application to instruments granted post 7 November 2002, no adjustments are proposed for schemes granted prior to this date. The LTIP expense for the year ending 30 June 2005 is $7.5 million (FGL: $2.9 million) and the expense for the cost of the Employee Share Grant Plan is $5.0 million (FGL: $0.2 million). The annual charge for the cost of the LTIP and Employee Share Grant Plan will result in higher expenses.
Income Taxes Under AASB 112 "Income Taxes," tax effect accounting will require the balance sheet liability approach as opposed to the current Group policy which applies the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses will change from virtually certain under the current guidance to a test of probability. Under UIG Interpretation 1052 "Tax Consolidation Accounting", FGL will be required to derecognise any deferred tax balances recognised in relation to the subsidiaries in the Group. However FGL continues to recognise any current tax liability or asset and any tax loss/tax credit deferred tax asset relating to its subsidiaries.	Initial impact on retained earnings at 1 July 2004 of $392.3 million from the recognition of additional deferred tax assets and/or liabilities and derecognition of deferred tax liabilities on capitalised interest. Additional deferred tax assets and/or liabilities may be recognised. Work is still being performed to quantify the 30 June 2005 impact, as well as the impact following the acquisition of Southcorp Limited. Initial application at 1 July 2004 will result in FGL's net deferred tax liability of $43.5 million being reduced by $56.8 million.
Impairment of Assets Under AASB 136 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. Under the new policy, impairment of assets testing will be required to be performed on a discounted future cash flow basis for each cash-generating unit. Currently the assessment of recoverable amount of non-current assets is made with reference to undiscounted cash flows.	Initial impact on retained earnings at 1 July 2004 of $5.0 million to reduce the carrying value of goodwill due to the effect of discounting future cash flows. Volatility in earnings may result in the event of impairment.
Foreign Currency Translation Under AASB 1 "First Time Adoption of Australian Equivalents to International Financial Reporting Standards", the cumulative foreign currency translation reserve (FCTR) balance relating to all foreign operations can be reset to nil as at 1 July 2004. The Group proposes to utilise this exemption and reset the FCTR in respect of all foreign operations to nil.	The FCTR at 1 July 2004 of $294.3 million will be adjusted against retained earnings. Subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to AIFRS and shall only include translation differences arising after 1 July 2004.
Borrowing Costs Under AASB 123 "Borrowing costs" can be expensed or capitalised. The Group expects to change its accounting policy so the borrowing costs are expensed as incurred rather than capitalising borrowing costs for qualifying assets.	Capitalised borrowing costs in the balance sheet at 1 July 2004 of $37.5 million will be derecognised against retained earnings. Capitalised borrowing costs at 30 June 2005 are $34.5 million. Interest that was capitalised was subsequently amortised over time into interest expense. Capitalised interest for the year ending 30 June 2005 was a net $3 million. Elimination of this amount will reduce expenses and increase earnings.

Note 37 International Financial Reporting Standards (continued)

Business Combinations	
The requirements of AASB 3 "Business Combinations" will result in a revision to the calculation of goodwill arising on acquisition of a business. Certain costs currently capitalised to goodwill directly attributable to the acquisition, such as restructuring costs will be expensed directly to the profit and loss. Furthermore, contingent liabilities are required to be recognised in the balance sheet at fair value. Recognition of contingent liabilities will increase the value attributed to goodwill.	Foster's Group Limited is in the process of completing the AIFRS acquisition accounts for Southcorp Limited, which was acquired in May 2005. Work is still being undertaken to finalise the AIFRS impact.

In addition to the above areas of change, the following areas of accounting policy change will impact retained earnings at 1 July 2005. These areas of change relate to AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" which do not require the restatement of comparative information.

Financial Instruments	
Under AASB 139 "Financial Instruments: Recognition and Measurement," financial instruments will be required to be classified into five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost; held to maturity – measured at amortised cost; held for trading – measured at fair value; and available for sale – measured at fair value. This will result in a change in the Group's accounting policy which currently measures these items at cost, with certain derivative financial instruments not recognised on balance sheet.	Potential initial impact on retained earnings at 1 July 2005. Volatility in future earnings may result from measuring instruments at fair value.
Hedge Accounting	
Under AASB 139 "Financial Instruments: Recognition and Measurement," all derivative contracts, whether hedging instruments or otherwise, will be carried at fair value on the Group's balance sheet. Hedge transactions will be required to be formally documented and tested for effectiveness to continue to qualify for hedge accounting treatment. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in earnings.	Potential initial impact on retained earnings at 1 July 2005. Volatility in future earnings may result if hedge effectiveness is not achieved. The value of derivative financial instruments held off balance sheet at 30 June 2005 which will be brought onto the balance sheet is $218.4 million.

Note 38 Controlled entities

The Group has a 100% ownership interest in the ordinary share capital of the following entities for the current and prior year except where noted:

	Country of incorporation		Country of incorporation
00015868 Limited	United Kingdom	Beringer Wine Estates Foreign Sales Corporation	Barbados
02396239 Limited	United Kingdom	Bevcorp Pty. Ltd.	Australia
151435 Canada Ltd.	Canada	Bilyara Vineyards Pty. Ltd. [2]	Australia
3S SAS [1]	France	Bourse du Vin International B.V.	Netherlands
A.C.N. 004 039 070 Pty. Ltd.	Australia	Bourse du Vin Limited	United Kingdom
A.C.N. 006 327 028 Pty. Ltd.	Australia	Brewing Holdings Pty. Ltd. [2]	Australia
A.C.N. 008 008 526 Pty. Ltd.	Australia	Brewing Investments Pty. Ltd. [2]	Australia
A.C.N. 070 379 869 Pty. Ltd.	Australia	Brewman Group Limited	United Kingdom
Accenta Paul GmbH Beratung Fur Werbung Und Direktvertrieb	Germany	Brewtech Pty. Ltd.	Australia
Aldershot Nominees Pty. Ltd. [2]	Australia	Bright Star Investments Pty. Ltd. [2]	Australia
Amayana Pty. Ltd.	Australia	Bulmer Australia Ltd. [2]	Australia
Amberton Wines Pty. Limited	Australia	Bulmer Harvest Limited	New Zealand
AML&F Holdings Pty. Ltd.	Australia	C.U.B. Pty. Ltd. (formerly Zedozoa Pty. Ltd.)	Australia
Amwex Inc.	United States	Cape Schanck Wines Pty. Ltd.	Australia
Anglemaster Limited	United Kingdom	Cardmember Wines Limited	New Zealand
Archana Pty. Ltd. [2]	Australia	Cardmember Wines Pty. Limited	Australia
Ashwick (N.T.) No.7 Pty. Ltd.	Australia	Carlton & United Breweries (N S W) Pty. Ltd. [2]	Australia
Ashwick (Qld) No 15 Pty. Ltd.	Australia	Carlton and United Beverages Limited [2]	Australia
Ashwick (Qld.) No. 127 Pty. Ltd.	Australia	Carlton and United Breweries (Queensland) Pty. Ltd. [2]	Australia
Ashwick (Qld.) No. 167 Pty. Ltd.	Australia	Carlton and United Breweries (Stator) Pty. Ltd. [2]	Australia
Ashwick (Qld.) No. 96 Pty. Ltd.	Australia	Carlton and United Breweries Pty. Ltd. [2] (formerly Korsan Pty. Ltd.)	Australia
Ashwick (Vic.) No. 27 Pty. Ltd.	Australia	Carlton Brewery Hotels (N.R.) Pty. Ltd. [2]	Australia
Austotel (Victoria Holdings) Pty. Limited	Australia	Carlton Brewery Hotels Pty. Ltd. [2]	Australia
Australian Estates Pty. Ltd.	Australia	Carter and Associates (2000) Limited	New Zealand
Australian, Mercantile, Land and Finance Company Pty. Ltd.	Australia	Cascade Brewery Company Pty. Ltd. [2]	Australia
Australian, Mercantile, London Limited	United Kingdom	Cellarmaster Wines (UK) Limited	United Kingdom
Bacchus Gate Corp.	United States	Cellarmaster Wines Europe B.V.	Netherlands
Balfours Imports Inc.	United States	Cellarmaster Wines GmbH (formerly Cellarmaster GmbH)	Germany
Beringer Blass Distribution S.R.L.	Italy	Cellarmaster Wines GmbH (formerly St Maximilian Wein-Export Gesellschaft m.b.H., Vienna)	Austria
Beringer Blass Italia S.R.L.	Italy	Cellarmaster Wines Holdings (UK) Limited	United Kingdom
Beringer Blass Wine Estates Chile Limitada	Chile	Cellarmaster Wines Limited	New Zealand
Beringer Blass Wine Estates Company	United States	Cellarmaster Wines Pty. Limited [2]	Australia
Beringer Blass Wine Estates Holdings, Inc.	United States	Cellarmasters Direct Selling Europe (formerly Cellarmaster Wine Germany GmbH)	Germany
Beringer Blass Wine Estates Limited [2]	Australia	Classic Packaging Pty. Limited [2]	Australia
Beringer Blass Wine Estates Limited	New Zealand	CNAB Pty. Ltd. [2]	Australia
Beringer Blass Wine Estates Limited	United Kingdom	Craigburn Land Co. Pty. Ltd.	Australia
Beringer Blass Wine Estates Sales Company	United States	CSB Pty. Ltd.	Australia
Beringer Blass Wines Pty. Ltd. [2,4] (formerly Carlton and United Breweries Pty. Ltd.)	Australia	Data Co-ordination Centre Inc. - The Wine Exchange	United States

Note 38 Controlled entities (continued)

	Country of incorporation		Country of incorporation
Demener Pty. Ltd.	Australia	Foster's Danang Limited	Vietnam
Dennys Strachan Mercantile Pty. Ltd.	Australia	Foster's Finance Corp.	United States
Derel ESC Pty. Ltd. [2]	Australia	Foster's Group Asia Holdings Pty. Ltd. (formerly Foster's Group Cambodia Holdings Pty. Ltd.)	Australia
Dismin Investments Pty. Ltd. [2]	Australia	Foster's Group Canada Inc.	Canada
Dorrien Estate Winery Pty. Ltd. (formerly Cellar Door Direct Pty. Limited)	Australia	Foster's Group EMEA Limited (formerly The New Zealand Wine Club Limited)	United Kingdom
East West Oriental Brewing Company Limited (formerly Brewman TL Limited)	United Kingdom	Foster's Group New Zealand Limited	New Zealand
EFG Australia Pty. Ltd. (formerly EFG Australia Limited)	Australia	Foster's International (N.Z.) Pty. Limited [2]	Australia
EFG Finance Leasing Pty. Ltd. (formerly EFG Finance Leasing Limited)	Australia	Foster's People Pty. Ltd. (formerly Totalservice.Com.Au Pty. Ltd.)	Australia
EFG Holdings (USA) Inc.	United States	Foster's Sports Foundation	Australia
EFG Investments Pty. Ltd. (formerly EFG Investments Limited)	Australia	Foster's Tien Giang Limited	Vietnam
EFG Securities Pty. Ltd. (formerly EFG Securities Limited)	Australia	Fosters Vietnam Limited	Vietnam
EFG Treasury Pty. Limited	Australia	Foster's Wine Estates EMEA Limited (formerly Foster's Wine Estates Limited)	United Kingdom
ELFIC Pty. Ltd. (formerly ELFIC Limited)	Australia	Foster's Wine Estates Pty. Ltd. [2] (formerly FBG Investments Pty. Ltd.)	Australia
Elstone Developments Pty. Ltd.	Australia	Galemaze Pty. Limited	Australia
ESG (Enterprises) NV	Netherlands Antilles	Graf von Rudesheim	Germany
Etude Wines, Inc.	United States	Grand Cru Expertise 'De Belgische Wijnbeurs' N.V.	Belgium
Ewines Pty. Limited	Australia	Grand Cru Expertise 'De Nederlandse Wijnbeurs' B.V.	Netherlands
FBG (UK) Limited	United Kingdom	H. Jones & Company Pty. Ltd.	Australia
FBG Brewery Holdings UK Limited	United Kingdom	H. P. Bulmer (Overseas Holdings) Limited [2]	United Kingdom
FBG Canada Limited	Canada	Heinrich Maximilian Pallhuber GmbH & Co. KG	Germany
FBG Finance Limited	Australia	Herve Lu Puy - La Cave de Bourgogne - S.A.R.L.	France
FBG Holdings (UK) Limited	United Kingdom	Herve Lu Puy GmbH	Switzerland
FBG Incentive Pty. Ltd.	Australia	Hotel (FP) Pty. Ltd.	Australia
FBG India Holdings Limited	Mauritius	Il Cavalieri del Castello di Gabbiano S.r.l.	Italy
FBG International Limited	United Kingdom	I-NOVA Consulting Pty. Ltd.	Australia
FBG Treasury (Aust.) Limited	Australia	Invin Pty. Ltd. [1]	Australia
FBG Treasury (Europe) BV	Netherlands	Kangaroo Ridge Wines Europe Limited	United Kingdom
FBG Treasury (NZ) Limited	New Zealand	Kawana Beach Pty. Ltd.	Australia
FBG Treasury (UK) plc	United Kingdom	Krondorf Wines Pty. Ltd.	Australia
FBG Treasury (USA) Inc.	United States	Liana Cottage Pty. Ltd. [2]	Australia
FBG Vietnam Holdings Pty. Ltd. [2]	Australia	LTIP Incentive Pty. Ltd. [1]	Australia
FGL Employee Share Plan Pty. Ltd.	Australia	Maglieri Wines Pty. Ltd.	Australia
FGL Finance (GBP) Pty. Ltd. [1]	Australia	Masthead Brewing Company Pty. Ltd.	Australia
FGL Finance (USD) Pty. Ltd. [1]	Australia	Matua Finance Limited	New Zealand
FGL Insurance Company Pte. Ltd. [1]	Singapore	Matua Valley Wines Limited [6]	New Zealand
Filehaze Pty. Limited	Australia	MBBC Limited [2]	Australia
Finnews Pty. Limited	Australia	Melbourne Brewery Company Pty. Ltd.	Australia
Foster's (Cambodia) Ltd.	Cambodia	Mildara Blass Holdings Inc.	United States
Foster's Australia Limited [1] (formerly ACN 114 512 739 Limited)	Australia	Mildara Blass Inc.	United States
Foster's Brewing Group (U.S.A.) Limited	United States	Mildara Blass Wines Inc.	United States
Foster's Brewing Group Pty. Ltd.	Australia	Mildara Holdings Pty. Limited [2]	Australia
Foster's China Pty. Ltd. [2]	Australia	Moorabbin Junction Pty. Limited [9]	Australia

Note 38 Controlled entities (continued)

	Country of incorporation		Country of incorporation
N.T. Brewery Pty. Ltd. [2]	Australia	Stamford Hotel Pty. Ltd.	Australia
Navistar Group Limited	New Zealand	Telemasters Limited	New Zealand
Nellie Products Pty. Ltd. [2]	Australia	T'Gallant Winemakers Pty. Ltd.	Australia
New Crest Investments Pty. Ltd. [2]	Australia	The Australian Wine Centre Limited	United Kingdom
Nexday Europe B.V.	Netherlands	The Australian Wine Club Pty. Ltd.	Australia
Nexday Pty. Limited	Australia	The Ballarat Brewing Company Pty. Ltd. [2]	Australia
North Lakes Marketing Consultancy Trust	Australia	The Castlemaine Brewery Company Melbourne Pty. Ltd.	Australia
North Lakes Marketing Pty. Ltd.	Australia	The Continental Spirits Company Pty. Ltd. [2]	Australia
North Lakes Sales Agency Trust	Australia	The Continental Wines and Spirits Company (NZ) Limited	New Zealand
North Lakes Sales Pty. Ltd.	Australia	The Foster Brewing Co. Pty. Ltd.	Australia
North Napa Land Co.	United States	The New Zealand Wine Club Limited	United Kingdom
Norwood Beach Pty. Ltd.	Australia	The Rothbury Estate Pty Ltd.	Australia
Nova Glen Pty. Ltd.	Australia	The Shamrock Brewing Company Proprietary Limited	Australia
Oakland Glen Pty. Ltd.	Australia	The Wine Exchange Limited	United Kingdom
Pica Finance Limited	United Kingdom	The Wine Planet International Pty. Limited	Australia
Pica Group Pty. Ltd. (formerly Pica Group Limited)	Australia	Tibsco Limited	United Kingdom
Pica Nominees Pty. Ltd.	Australia	Tibsco Pensions Limited	United Kingdom
Pitt, Son & Badgery Pty. Ltd.	Australia	Tract 4/5 LLC	United States
Power Brewing Company Pty. Ltd.	Australia	Trinity Park Inc.	United States
Premium Land, Inc.	United States	VICD - Produtos Em Cortica, LDA	Portugal
Queensland Breweries Pty. Ltd. [2]	Australia	Victoria Brewery Pty. Ltd. [2]	Australia
Rimpacific Shipping (UK) Ltd.	United Kingdom	Vinatura GmbH (formerly Cellar Door Direct GmbH)	Germany
Robertsons Well Pty. Ltd.	Australia	Vinpac International Pty. Limited [2]	Australia
Robertsons Well Unit Trust	Australia	Vinpac SADCS	France
Rothbury Sales Pty. Limited	Australia	Vintners Imports Pty. Limited	Australia
Rothbury Wines Pty. Ltd.	Australia	Voskane Pty. Ltd. [2]	Australia
RSG Beachmere Pty. Ltd. (formerly Lensworth Beachmere Pty. Ltd.)	Australia	Waikoukou Vineyards Limited [6]	New Zealand
RSG Bellvista Pty. Ltd. (formerly Lensworth Bellvista Pty. Ltd.)	Australia	Werribee Properties (RWDS) Pty. Ltd.	Australia
RSG Funds Management Pty. Ltd. (formerly RSG Funds Management Limited)	Australia	Whitecross Investments Pty. Ltd. [2]	Australia
RSG Land Group Pty. Ltd. (formerly Lensworth Group Limited)	Australia	Windermere Securities Limited	Turks and Caicos Islands
RSG North Lakes Marketing Pty. Ltd. (formerly Lensworth North Lakes Marketing Pty. Ltd.)	Australia	Wine Planet Holdings Pty. Ltd.	Australia
RSG North Lakes Sales Pty. Ltd. (formerly Lensworth North Lakes Sales Pty. Ltd.)	Australia	Wine Planet Technology Pty. Limited	Australia
Rumar International Pty. Ltd. [2]	Australia	Winemaker's Choice Limited	United Kingdom
Sarl Les Crus Prevendus SADCS	France	Wolf Blass Wines Pty. Ltd. [2]	Australia
Shanghai Foster's Brewery Co. Ltd.	China	Wood Hall (Aust.) Pty. Limited	Australia
Sharden Lodge Pty. Ltd.	Australia	Wood Hall Trust Limited	United Kingdom
Shingle Peak Wines Limited [6]	New Zealand	World Wine Gallery GmbH	Germany
Silvester Brothers (AMH) Pty. Limited	Australia		
Silvester Brothers (AMHUK) Limited	United Kingdom		
Silvester Brothers Pty. Limited	Australia		
Societe D Embouteillage Beaujolais Macon Bourgogne [6]	France		
Societe D Investissue Du Beaujolais	France		
Somar Pty. Ltd. [2]	Australia		

Note 38 Controlled entities (continued)

The Foster's Group has a controlling interest in the ordinary share capital of the following entities that are not 100% owned:

	Country of incorporation	Group ownership percentage 2005	2004
A P John & Sons Pty. Ltd.	Australia	**51.0%**	51.0%
Briar Ridge Manufacturing Pty. Ltd.	Australia	**50.0%**	50.0%
Briar Ridge Vineyards Pty. Ltd	Australia	**50.0%**	50.0%
Cellarmaster Wines S.A	Switzerland	**97.0%**	97.0%
Foster's Group Pacific Limited (formerly Carlton Brewery (Fiji) Limited)	Fiji	**60.6%**	63.1%
Foster's India Limited [3]	India	**74.0%**	74.0%
Graymoor Estate Joint Venture	Australia	**48.8%**	48.8%
Graymoor Estate Pty. Ltd.	Australia	**48.8%**	48.8%
Graymoor Estate Unit Trust	Australia	**48.8%**	48.8%
Greg Norman Estates Joint Venture	Australia	**70.0%**	70.0%
Kangaroo Ridge Wine Company Pty. Ltd.	Australia	**51.0%**	51.0%
Matua Valley Wines Limited [6]	New Zealand	**-**	83.7%
Samoa Breweries Limited	Samoa	**56.9%**	49.6%
Shingle Peak Wines Limited [6]	New Zealand	**-**	83.7%
Societe D Embouteillage Beaujolais Macon Bourgogne [6]	France	**-**	93.7%
South Pacific Distilleries Limited [8]	Fiji	**60.6%**	50.8%
Waikoukou Vineyards Limited [6]	New Zealand	**-**	83.7%
Wine Buzz KK	Japan	**50.0%**	50.0%
Acquisition of Southcorp Entities			
B. Seppelt & Sons Ltd. [1]	Australia	**96.3%**	-
Barossa Vineyards Ltd. [1]	Australia	**96.3%**	-
Brenchley Pty Limited [1]	Australia	**96.3%**	-
Coldstream Australasia Ltd. [1]	Australia	**96.3%**	-
Cuppa Cup Vineyards Pty. Ltd. [1]	Australia	**96.3%**	-
Devil's Lair Pty. Ltd. [1]	Australia	**96.3%**	-
Glenloth Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Global Vineyards BV [1]	Netherlands	**96.3%**	-
Great Western Sparkling Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Ieiro Pty. Ltd. [1]	Australia	**96.3%**	-
Interbev Pty. Ltd. [1]	Australia	**96.3%**	-
James Herrick Wines Ltd. [1]	United Kingdom	**96.3%**	-
Kaiser Stuhl Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Killawarra Vintage Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Leo Buring Pty. Ltd. [1]	Australia	**96.3%**	-
Lindeman (Holdings) Ltd. [1]	Australia	**96.3%**	-
Lindemans Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Majorca Pty. Ltd. [1]	Australia	**96.3%**	-
Neyog (UK) Limited [1]	United Kingdom	**96.3%**	-
North America Packaging (Pacific Rim) Corporation [1]	United States	**96.3%**	-
North Para Environment Control Pty. Ltd. [1]	Australia	**67.3%**	-
Penfolds Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Penval Wines SAS [1]	France	**96.3%**	-
PWG Vintners USA, Inc. [1]	United States	**96.3%**	-
RAL European Holdings Ltd. [1]	United Kingdom	**96.3%**	-
Raust International Investments B V. [1]	Netherlands	**96.3%**	-
Rosemount Estates Inc. [1]	United States	**96.3%**	-
Rosemount Estates Pty. Ltd. [1]	Australia	**96.3%**	-
Rosemount Estates Wines Ltd. [1]	United Kingdom	**96.3%**	-
Rosemount Ventures Australia Pty. Ltd. [1]	Australia	**96.3%**	-
Rosemount Vineyards Pty. Ltd. [1]	Australia	**96.3%**	-
Rouge-Homme Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Roxburgh Vineyards Pty. Ltd. [1]	Australia	**96.3%**	-
Ryecroft Vineyards Pty. Ltd. [1]	Australia	**96.3%**	-
S.C.A. des Garrigues De Truilhas [1]	France	**96.3%**	-
S.C.A. du Domaine de la Motte [1]	France	**96.3%**	-
SC de la Boulandiere [1]	France	**96.3%**	-
SCA 007 Pty. Ltd. [1] (formerly Morris White Pty. Ltd.)	Australia	**96.3%**	-
SCA 059G Ltd. [1]	Australia	**96.3%**	-

Note 38 Controlled entities (continued)

	Country of incorporation	Group ownership percentage 2005	2004
SCA 075G Pty. Ltd. [1]	Australia	**96.3%**	-
SCA 215 Pty. Ltd. [1] (formerly Meadowbank Properties Pty. Ltd.)	Australia	**96.3%**	-
SCA 246D Pty. Ltd. [1]	Australia	**96.3%**	-
SCA 395D Pty. Ltd. [1]	Australia	**96.3%**	-
SCA 605 Pty. Ltd. [1] (formerly Southcorp Manufacturing Pty. Ltd.)	Australia	**96.3%**	-
SCA 854 Pty. Ltd. [1] (formerly Clayton Victoria Holdings Pty. Ltd.)	Australia	**96.3%**	-
SCA 999 Pty. Ltd. [1] (formerly Morris White Australia Pty. Ltd.)	Australia	**96.3%**	-
SCC 037 Pty. Ltd. [1] (formerly Southcorp Packaging Superannuation Fund Pty. Ltd.)	Australia	**96.3%**	-
SCC 333 Pty. Ltd. [1] (formerly Southcorp Directors' Retiring Fund Pty. Ltd.)	Australia	**96.3%**	-
SCC 546 Pty. Ltd. [1] (formerly GF Clelland & Sons Pty. Ltd.)	Australia	**96.3%**	-
SCC 620 Pty. Ltd. [1] (formerly Rosemount Holdings Superannuation Pty. Ltd.)	Australia	**96.3%**	-
SCC 737 Pty. Ltd. [1] (formerly Rosemount Group Superannuation Pty. Ltd.)	Australia	**96.3%**	-
SCC 746 Pty. Ltd. [1] (formerly Southcorp Superannuation Fund Pty. Ltd.)	Australia	**96.3%**	-
SCP197 Pty. Ltd. [1]	Australia	**96.3%**	-
SCP518 Ltd. [1]	Australia	**96.3%**	-
SCP625 Pty. Ltd. [1]	Australia	**96.3%**	-
SCP680 Ltd. [1]	Australia	**96.3%**	-
SCP825 Pty. Ltd. [1]	Australia	**96.3%**	-
SCP919 Pty. Ltd. [1]	Australia	**96.3%**	-
SCW 040 Pty. Ltd. [1]	Australia	**96.3%**	-
SCW 165 Pty. Ltd. [1]	Australia	**96.3%**	-
SCW 299 Pty. Ltd. [1]	Australia	**96.3%**	-
SCW 357 Pty. Ltd. [1]	Australia	**96.3%**	-
SCW 423 Ltd. [1]	Australia	**96.3%**	-
SCW 725 Pty. Ltd. [1]	Australia	**96.3%**	-
SCW 904 Pty. Ltd. [1]	Australia	**96.3%**	-
SCW 905 Ltd. [1]	Australia	**96.3%**	-
Seaview Winery Pty. Ltd. [1]	Australia	**96.3%**	-
Seaview Wynn Pty. Ltd. [1]	Australia	**96.3%**	-
Secret Stone Limited [1]	New Zealand	**96.3%**	-
Selion Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Asia Investments Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Australia Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Brands Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Employee Share Plan Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Executive Share & Option Plan Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Finance Europe Ltd. [1]	United Kingdom	**96.3%**	-
Southcorp Finance Ltd. [1]	Australia	**96.3%**	-
Southcorp Finance USA, Inc. [1]	United States	**96.3%**	-
Southcorp International Employee Equity Plan Ltd. [1]	New Zealand	**96.3%**	-
Southcorp International Investments Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Investments France SAS [1]	France	**96.3%**	-
Southcorp Investments Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Limited [1]	Australia	**96.3%**	-
Southcorp NZ Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp USA Holdings Inc. [1]	United States	**96.3%**	-
Southcorp Whitegoods Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Wines Asia Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Wines Canada Inc. [1]	Canada	**96.3%**	-
Southcorp Wines E-Commerce Holdings Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Wines Estates LLC [1]	United States	**96.3%**	-
Southcorp Wines Europe Ltd. [1]	United Kingdom	**96.3%**	-
Southcorp Wines NZ Ltd. [1]	New Zealand	**96.3%**	-
Southcorp Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp Wines Superannuation Fund Pty. Ltd. [1]	Australia	**96.3%**	-
Southcorp XUK Ltd. [1]	Australia	**96.3%**	-
SRP500 Pty. Ltd. [1]	Australia	**96.3%**	-
SRP687 Pty. Ltd. [1]	Australia	**96.3%**	-
Tolley Scott & Tolley Ltd. [1]	Australia	**96.3%**	-

Note 38 Controlled entities (continued)

	Country of incorporation	Group ownership percentage	
		2005	2004
Trusco Pty. Ltd. [1]	Australia	**96.3%**	-
Tumbarumba Sparkling Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Vignobles James Herrick Sarl [1]	France	**96.3%**	-
Woodley Wines Pty. Ltd. [1]	Australia	**96.3%**	-
Wynn Winegrowers Pty. Ltd. [1]	Australia	**96.3%**	-
Wynns Coonawarra Estate Pty. Ltd. [1]	Australia	**96.3%**	-

Entities in which the Group's ownership interest is 50% or less are consolidated where the Group has the capacity to control the entities or has the capacity to enjoy the majority of the benefits and to be exposed to the majority of the risks of the entity.

In June 2005 the Group commenced the process of compulsorily acquiring all shares in Southcorp Limited in which it did not have a relevant interest.

Entities no longer controlled

ACN 103 423 178 Pty. Ltd.
Alagon Pty. Ltd.
Ashwich (Vic) No.65 Pty. Ltd.
Ashwick (NT) No. 2 Pty. Ltd.
Ashwick (Qld.) No. 1 Pty. Ltd.
Ashwick (Qld.) No. 9 Pty. Ltd.
Ashwick (Qld.) No. 16 Pty. Ltd.
Ashwick (Qld.) No. 17 Pty. Ltd.
Ashwick (Qld.) No. 18 Pty. Ltd.
Ashwick (Qld.) No. 29 Pty. Ltd.
Ashwick (Qld.) No. 73 Pty. Ltd.
Ashwick (Qld.) No. 74 Pty. Ltd.
Ashwick (Qld.) No. 83 Pty. Ltd.
Australian Hotel & Gaming (Management) Pty. Ltd. [9]
Australian Hotel & Gaming (Properties) Pty. Ltd.
Australian Hotel & Gaming Corporation Pty. Ltd. [9]
Babble Pty. Ltd.
Brokenback Pty. Ltd
Carlton Brewery Hotels (Victoria) Pty. Ltd.
Craigieburn Property Pty. Ltd.
Crintana Pty. Ltd.
Derel QGGA Pty. Ltd.
Ghalias (BBA) Pty. Ltd.
Highlands Cragieburn Pty. Ltd.
Kawana Central Pty. Ltd.
Kawana Industrial Park Pty. Ltd.
Kawana Island Pty. Ltd.
Kawana Lakes Pty. Ltd.
La Fratenelle De Bourgogne [5]
Lensworth Bells Creek Pty. Ltd. [7]
Lensworth Buddina Pty. Ltd. [7]
Lensworth Caboolture Waters Pty. Ltd. [7]
Lensworth Caloundra Downs Pty. Ltd. [7]
Lensworth Glenmore Park Limited [7]
Lensworth Highlands Pty. Ltd. [7]
Lensworth Kawana Waters Pty. Ltd. [7]
Lensworth Lake Donnella Pty. Ltd. [7]
Lensworth North Lakes Development Pty. Ltd. [7]
Lensworth North Lakes Pty. Ltd. [7]
Lensworth Realty Pty. Ltd. [7]
Lensworth Services Pty. Ltd. [7]
Lensworth Wallarah Peninsula Pty. Ltd. [7]
Mega Management Pty. Ltd.
Mega Corporation Pty. Ltd.[9]
Mega Properties No. 2 Pty. Ltd.
Mega Properties Pty. Ltd.
Oakley Park Pty. Ltd.
Primedan Pty. Ltd.
Rothbury Denman Pty. Ltd.
Rothbury Vineyards Pty. Ltd.
RSG Highlands Craigieburn Pty. Ltd.
Savirak Pty. Ltd.
Seeton Pty. Ltd.
The Australian Pubco (NSW) Pty.Ltd.
Traclon (No. 2) Pty. Ltd.
Vicotel Pty. Ltd.
Volz Pty. Ltd.
Wine Rollover Pty. Limited [9]
Yanaba Pty. Ltd.
Yarra Valley Wine Co Pty. Ltd.
Yarra Valley Wine Holdings Pty. Ltd.
Zedoworth Pty. Ltd.

1. These entities / arrangements were acquired / incorporated during the current year.
2. Entities is a member of the Closed Group under the Deed of Cross Guarantee (refer to note 39) and relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1418).
3. The Group owns 74% of Foster's India Limited, being the maximum holding currently approved by the Indian Government. If subsequently the policies of the Indian Government change so as to allow the Group to own up to 100% of Foster's India Limited, the Group may exercise certain rights to acquire a further 26% holding for consideration to be agreed or determined by an independent person. The Group has an option agreement with Raly Investors Partners, L.P. The option can be exercised by the holder at any time. The current year financial results have been prepared using an effective Group ownership interest in Foster's India Limited of 100% since January 2005 (2004: 64%).
4. Additional members during the year of the Closed Group under the Deed of Cross Guarantee.
5. This entity was merged into Societe D Embourteillage Beaujolais Macon Bourgogne.
6. These entities became wholly owned during the year.
7. These entities were sold as part of the Lensworth divestment.
8. Foster's Group Pacific Limited (formerly Carlton Brewery (Fiji) Ltd) acquired the net assets of this entity in May 2005. This entity has been delisted and is in the process of being deregistered.
9. Members exiting the closed group under the Deed of Cross Guarantee during the year.

Note 39 Deed of Cross Guarantee

Under the terms of ASIC class order 98/1418, certain wholly-owned controlled entities have been granted relief from the requirement to prepare audited financial reports. It is a condition of the class order that FGL and each of the relevant subsidiaries enter into a Deed of Cross Guarantee whereby each company guarantees the debts of the companies party to the Deed. The member companies of the Deed of Cross Guarantee are regarded as the "Closed Group" and identified in note 38 "Controlled Entities". Companies added and removed during the year from the Deed of Cross Guarantee are also identified in note 38.

A consolidated statement of financial performance, retained earnings reconciliation and a consolidated statement of financial position, comprising FGL and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2005 are set out below.

	Consolidated	
	2005	2004
	$m	$m
Statement of Financial Performance		
Profit from ordinary activities before related income tax expense	**1,230.6**	1,436.4
Income tax expense relating to ordinary activities	**(202.2)**	(168.9)
Profit from ordinary activities after related income tax expense	**1,028.4**	1,267.5
Retained earnings at beginning of the year	**801.9**	519.9
Aggregate of amounts transferred to / (from) reserves	**17.6**	(226.1)
Dividends paid during the year	**(394.2)**	(759.4)
Retained earnings at end of year	**1,453.7**	801.9

Note 39 Deed of Cross Guarantee (continued)

Deed of Cross Guarantee
Statement of Financial Position at 30 June

	Consolidated	
	2005	2004
	$m	$m
Current assets		
Cash assets	**4.4**	6.5
Receivables	**4,532.4**	3,986.7
Inventories	**388.9**	422.6
Other current assets	**67.5**	22.7
Total current assets	**4,993.2**	4,438.5
Non-current assets		
Receivables	**61.0**	78.6
Inventories	**111.1**	108.8
Other financial assets	**5,788.5**	2,229.0
Property, plant and equipment	**1,195.1**	1,184.3
Agricultural assets	**62.1**	61.9
Intangible assets	**1,083.4**	1,113.9
Deferred tax assets	**86.0**	94.7
Other non-current assets	**-**	28.9
Total non-current assets	**8,387.2**	4,900.1
Total assets	**13,380.4**	9,338.6
Current liabilities		
Payables	**1,176.0**	1,040.6
Interest bearing liabilities	**6,683.5**	3,321.0
Current tax liabilities	**40.3**	40.4
Provisions	**111.0**	93.4
Total current liabilities	**8,010.8**	4,495.4
Non-current liabilities		
Payables	**39.2**	55.6
Deferred tax liabilities	**128.2**	138.8
Provisions	**6.6**	59.7
Total non-current liabilities	**174.0**	254.1
Total liabilities	**8,184.8**	4,749.5
Net assets	**5,195.6**	4,589.1
Equity		
Shareholders' interest		
Contributed equity	**3,524.0**	3,570.6
Reserves	**217.9**	216.6
Retained profits	**1,453.7**	801.9
Total equity	**5,195.6**	4,589.1

The Directors declare that the financial statements and notes set out on pages 1 to 69:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) there are reasonable grounds to believe that the Company and the members of the Closed Group identified in note 38 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee described in note 39.

The Directors have been given the declarations by the President and Chief Executive Officer and Chief Financial Officer as required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Dated at Melbourne this 30th day of August 2005.

On behalf of the Board

Frank J. Swan
Chairman

Trevor L. O'Hoy
President
and Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77 Melbourne
Australia
www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent audit report to the members of Foster's Group Limited

Audit opinion

In our opinion, the financial report of Foster's Group Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Foster's Group Limited and the Foster's Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and Directors' responsibility

The financial report comprises the remuneration report, the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both Foster's Group Limited (the Company) and the Foster's Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

PRICEWATERHOUSECOOPERS

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by Directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
30 August 2005

FOSTER'S
GROUP

FOSTER'S
GROUP

Making Foster's First Choice

Foster's Group Limited
Concise Annual Report 2005


BERINGER
FOUNDERS' ESTATE
MERLOT
LINDEMANS
WYNNS
COONAWARRA ESTATE
VICTORIA
VB
WOLF BLASS
Platinum
PURE BLONDE
Penfolds
Grange
BIN 95
ROSEMOUNT
ESTATE
BERINGER
WOLF BLASS
345ML
375mL
CARLTON
DRAUGHT
VODKA
Black Label

We aspire to be First Choice in all of the global markets in which we operate.

First Choice brands for consumers.
First Choice investment for shareholders.
First Choice employer for our people.

We will achieve this by satisfying more people on more occasions in more locations around the world.

Contents

2005 Financial statements
The concise financial report has been derived from the Full Financial Report for the year ended 30 June 2005. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position, and financing and investing activities of the consolidated entity as the Full Financial Report.

A copy of the full financial report and auditor's *report can be sent to shareholders without charge* upon request.

Please call (03) 9633 2773 or fax (03) 9633 2634, or email investor.relations@fostersgroup.com and a copy will be forwarded to you. Alternatively, you can access both the Full Financial Report and the *Concise Annual Report on the Foster's website at* www.fostersgroup.com.

Foster's Group Limited ABN 49 007 620 886

This report is printed on environmentally friendly paper.



Frank Swan, Chairman

Chairman's Review

This has been a busy and challenging year for Foster's. It has been a year of major strategic change with the sale of non-core businesses, a significant turnaround in our wine business, the acquisition of Southcorp, and the creation of a new unified organisation. At this time last year, none of us could have foreseen the exciting opportunity that would appear in the form of Southcorp, but we embraced the challenge and as a result have created a new Company with an unrivalled global beverage portfolio.

As Foster's Group shareholders, you place your trust in the Board and management to make tough decisions, grow profits, and ultimately enhance value. You are aware that in the past year we determined an organic growth and capital management strategy, and implemented several operating and efficiency reviews, including a major review of our wine business.

We divested non-core assets including our stake in the Australian Leisure & Hospitality Group (ALH), the Lensworth Group (Lensworth), and our art collection, and refocused on the Company's core capability of producing and selling branded beverages.

Trevor O'Hoy, in his first year at the helm, has harnessed the talents of Foster's employees and has committed the Group to a new strategy that is starting to show strong results.

In September 2005, it was tremendous to see Trevor recognised by his peers as the clear winner of BRW's Most Admired New Chief Executive of the year, and the only new CEO to be in the top 10 most admired CEOs in Australia.

One indication of the survey is that the success of a CEO and a company can't be separated, that CEOs play a significant role in creating great companies. I know that Trevor considers this is a vote not only for him, but for the whole Foster's team. Testament to this is that under his stewardship Foster's has turned the corner, both financially and operationally.

A strong result

Carlton & United Beverages (CUB) delivered another robust performance while Beringer Blass Wine Estates (BBWE), and particularly our North American wine trade operation, achieved a major turnaround. We have yet to fully leverage the equity of the Foster's brand internationally, and the Wine Clubs & Services businesses continue to underperform. However, overall Foster's results are very strong.

In order to give you a more accurate picture of how the Group's continuing businesses perform on an underlying basis, we adjust, or normalise, reported profit by excluding the Self Generating and Regenerating Assets (SGARA) accounting standard, amortisation, and significant items primarily relating to the sale of Lensworth and our 10 per cent stake in ALH.

On this basis, net profit after tax of $566.0 million increased 10.1 per cent. Significant one-off items totalled $454.3 million after tax. Earnings per share (EPS) increased by 14.1 per cent to 28.3 cents, achieving the Group's 10 per cent earnings growth target well ahead of schedule. This result was driven not only by strong performances from the core CUB and wine trade operations, but continued capital management activities.

A very important measure for us is operating cash flow. Normalised operating cash flow of $633.5 million, up 21.3 per cent, was pleasingly very strong, well above the underlying earnings growth. Both CUB and BBWE exhibited an improved conversion of profit to cash.

Chairman's Review continued

Margins, which are a key measure of our ability to effectively manage the business from both a revenue and cost perspective, remained robust at 21.9 per cent.

Weighted average shares on issue reduced by 3.5 per cent as a result of capital management activities undertaken since early fiscal 2004. This included an on-market purchase of 28.7 million shares. Even following the increased debt to finance the Southcorp acquisition, Foster's balance sheet remains strong, and the Group maintained an investment-grade credit rating.

This underlying strength has allowed the Board to declare a final dividend of 10.75 cents per share, fully franked. This brings the total dividend for the year to 20 cents per share, fully franked.

An exciting opportunity

When I reported to you last year, none of us could have foreseen the exciting opportunity that would appear in the form of Southcorp. However, when it arose in late 2004 we knew we had to act. On 17 January 2005, having acquired an 18 per cent stake in Southcorp, we made our first formal offer for the company. By 26 May 2005, we had acquired 91 per cent ownership and quickly proceeded to full ownership for a total consideration of $3.7 billion, fully debt funded.

Throughout the transaction we maintained our financial discipline, keeping focused on ensuring that we did not pay more than what we believed would deliver value. That price was based on thorough deliberation and analysis including due diligence, an assessment of wine industry conditions, and the impact we expect Southcorp to have on both of our core businesses. I strongly believe that our integration and execution track record in Australia will allow us to make this acquisition work to deliver solid long-term returns to the Company.

Foster's had always regarded Southcorp as an attractive strategic asset, but for various reasons the opportunity could not be brought to fruition. The acquisition is consistent with Foster's strategy to become a leading global beverages Company and the pre-eminent global wine Company. It is a strong and positive response by Foster's to the changing domestic and global competitive landscape.

Foster's has emerged as the owner of Brand Australia in alcohol beverages globally. We now have an unrivalled portfolio of premium wine brands (including Wolf Blass and Penfolds), an unsurpassed boutique and specialist portfolio, and leading positions across the major markets for Australian wine in the US and UK.

Our famous beer brands (Victoria Bitter, Crown and Carlton Draught) lead the field. The Group's strong total beverage and service offering provides a customer and consumer proposition in Australia that is difficult to replicate.

On the Board's behalf I want to congratulate Trevor O'Hoy and his management team on their outstanding vision in developing and implementing the One Foster's way of working. The Board believes that bringing together the various Foster's divisions into a unified business is essential to delivering on our strategy.

The Southcorp acquisition really brought home the significance of collaboration as One Foster's, and I particularly want to thank the leadership team for their tireless efforts during this transaction. The task of arranging the required acquisition financing was executed extremely well and at very attractive rates. On a personal note, it was tremendous to be part of this inspiring team, to engage with them on a daily basis, and experience their strategic insight and skills as we progressed through the acquisition. Trevor will expand in his report on the exciting progress we have made in bringing the organic strategies and the Southcorp acquisition together during the year.

Outlook

For the Foster's Group, the outlook is very positive.

After a period of transformation the Group is positioned to meet its ongoing normalised EPS growth target of 10 per cent per year. This growth will be based on the continued momentum within our Australian multi-beverage and global wine businesses, as well as the realisation of cost synergies relating to the Southcorp acquisition of $40-$50 million in fiscal 2006, building to between $130-$145 million by fiscal 2008.

Our current priorities are to continue integrating our businesses while maintaining their momentum and profitability, extracting more value from the Foster's brand, and completing the regional roll out of our shared services model.

I look forward to reporting on our progress at the Annual General Meeting in October.

Frank Swan, Chairman



Trevor O'Hoy, President & CEO

President & CEO's Review

Today we are a new Foster's. We're a new team, with a new energy, a new motivation to become the world's leading premium beverage Company. When the Southcorp opportunity appeared, we had a strategic imperative to act. If we hadn't, we risked being left mid-sized forever in a consolidating marketplace. With Southcorp we've got a model that sets us apart. We're the first Australian consumer goods Company to achieve global category leadership – in premium wine. When you're in that position, you can't be ignored.

While the Southcorp acquisition is the biggest deal that Foster's has ever done, we weren't looking for it at the time. As a brand new team, our eyes were firmly on the prize – to get our existing businesses operating well – and we had an extensive organic strategy in play to achieve that goal.

First, we had to get our North American wine business back on track. Second, we needed to build momentum and sustainability into the CUB model because that's still the engine room. Third, we needed to better leverage the Foster's brand globally. Fourth, we had to completely focus the business on our core competencies by selling the remaining non-core assets. And finally, we had to start operating as one team, as One Foster's, using common systems, with common values, and a singular focus on the consumer. By starting to create one operating platform across geographies and product categories, we're not just creating efficiencies, we're building a competitive edge that no single brand or single region business can match.

Facing the challenges head on

We began the financial year facing some major challenges, particularly in our North American wine business. Industry oversupply was choking the enterprise. Our key priority was to address the issues and get the business running more efficiently.

We underwent a massive overhaul with the Global Wine Trade Review. It's been a real philosophical and cultural change for our people and the way they manage the business. The idea is to control assets rather than own them, to control the bits where you can add value. It takes time to get runs on the board, but we've seen some great results come through.

This year our wine business, excluding Southcorp, has grown volumes by nearly 17 per cent. We've increased wine sales revenues, earnings, and return on capital while increasing brand investment by 31 per cent, sealing in future growth. And we're seeing a turnaround in North America as brand initiatives take hold. We've sustained around 15 per cent volume growth in the Asia Pacific market where Wolf Blass continues to consolidate its position as Australia's number one wine brand. The European business had a great year – we've built scale, invested in brands, and with Wolf Blass up 72 per cent, we're making inroads into that market.

In Australia, our multi-beverage strategy has been in play for 18 months. We transformed Carlton United Breweries into Carlton United Beverages, a premium branded multi-beverage powerhouse in the Asia Pacific. CUB's progress has been one of the year's highlights, particularly as we've sustained 11 per cent earnings growth in the face of a declining beer market.

In simple terms being multi-beverage is being a one-stop-shop, but that can be an oversimplification. Multi-beverage means being able to offer our customers – the retailers and wholesalers – a portfolio of must-stock brands: VB beer, Wolf Blass wine, Cougar spirits, Strongbow cider, Torquay water, or Cascade soft drink.

President & CEO's Review continued

Being multi-beverage also gives us a better chance of providing the best value and service to the biggest network of customers through the lowest cost supply chain. We're not there yet, but we're making progress towards creating something very new and hard to replicate – a truly multi-beverage business in Australia that is consumer led and customer driven.

Our third challenge was to maximise the value of the Foster's brand globally and, to be frank, we didn't make a great deal of progress. The brand had a pretty good year, and did a lot better than the industry, but due to licensing arrangements put in place a decade ago, we don't get a great share of the earnings. In simple terms, we sell the same quantity of beer overseas (of which 70 per cent is Foster's) as in Australia, but make only 15 per cent of the profit. The Foster's brand positioning is well understood, and its global footprint and returns are excellent. In future, we want to maximise that value.

This financial year we also offloaded all the non-core assets that had distracted management and resources for more than a decade. In October 2004, we sold our residual 10 per cent stake in the Australian Leisure & Hospitality Group for a profit of $55.4 million. In December 2004, we sold our full stake in the Lensworth Group for $847 million. And as part of a review of our corporate head office, in May 2005 we sold our art collection for $11.5 million. We also streamlined a range of back office functions and processes that promise ongoing savings of up to $25 million each year. The result is that our business portfolio is in better shape than ever before, and we're focused on being a single purpose player in the global beverages game.

We had to grasp the opportunity

When Southcorp came along it was the icing on the cake. We'd always had Southcorp on our radar, but acquiring it wasn't a top priority late last year. However, you can't control these things. In hindsight, the timing was spot on – the industry was turning around and we could see the light at the end of the tunnel in our own business.

When we heard the Oatley family was selling its stake, we recognised we had a strategic imperative to buy it, or be left mid-sized in a consolidating marketplace. You have to grasp the opportunity, make it work, or let it go forever. And we weren't prepared to let it go.

Southcorp gives us enhanced scale and category leadership in both premium wine and Australian multi-beverage. The fact that it offered two dimensions for growth was critical. We didn't encounter an interloper in the process because other potential buyers had *either* a wine strategy *or* an Australian beverage strategy, but not both. Southcorp offered a near-perfect fit with two of our three strategies so we were prepared to pay what was, in anyone's estimation, a pretty fair price.

We've consolidated our future

By investing in Foster's, shareholders were already backing our team on the basis that they knew we'd make the tough decisions and grow the earnings. We could easily have carried on running our existing businesses, and many shareholders would actually have preferred that path of organic development and capital returns. But then our growth may have flattened because it was mostly cost-driven, and with cost-driven strategies you can save yourself to death.

We knew that if we wanted to take our business to the next level we needed to flip that around, to grow revenue by increasing the business's exposure to different regions. And when we bought Southcorp, we bought revenue growth across every major New World wine market, with case sales more than doubling from 19 million to 39 million.

Executive Management - One Team



Trevor O'Hoy
President & Chief Executive Officer

Pete Scott
Chief Financial Officer

John Murphy
Managing Director
Carlton & United Beverages/
Foster's Australia

Rick Scully
Managing Director
Foster's Brewing International

The fact is that Southcorp has secured our future. The purchase created some angst in the market, yet in talking to major shareholders, journalists, and analysts, the majority believe this is the best deal we've ever done.

We've actively managed our capital, both returning shareholder funds through buy-backs and then, by funding the $3.7 billion Southcorp acquisition with debt, expanding our revenue and earnings growth opportunities off the same equity base. We're making our existing equity capital work harder, and with our strong cash flows, we expect to hit our target-gearing ratio within three years.

We're changing to meet consumers' needs

Our consumers have changed. They've evolved from being a confirmed beer or wine drinker, to being a new type of consumer with different drinking needs depending on where they are and what they're celebrating. They've become more multicultural and more experimental in their tastes. They want the right quality at the right price, but also want a drink that suits their image and aspirations.

With Southcorp, Foster's now has the best alcohol portfolio in Australia and the best premium wine portfolio in the world. We can create what consumers want, both inside and outside the bottle. We can build and maintain a link with the consumer across a wide range of ages, demographics, regions, and cultures around the world. And our premium brand portfolio gives us the world-class margins to be able to reinvest in our brand equity every day of the year – a virtuous circle.

Foster's is a different Company

This has been a turnaround year, a year of transformation. Things are different at Foster's. We approach things differently from the way we did 12 to 18 months ago. The one-team approach is working well, and we have a new energy feeding our hunger for high performance.

Foster's is so different that we can no longer be compared with any other beverage group in Australia. We're now much broader and more diverse. We're becoming more multi-beverage and more global, and our worldwide competitive set is changing to reflect that.

Our people have been terrific. Over the past 12 months we embarked on two major business re-engineering programs, we entered into the biggest acquisition of the Company's history, and we've sold hundreds of millions of dollars in non-core assets. Any one of those projects would result in a good year, yet we've done four. We've really pushed our people to the edge, and it's evidence of their dedication that they've put in the hard yards to make these projects successful. We want to acknowledge their commitment during this high-pressure time.

We are building something unique, and working as one team I'm confident that we'll succeed. It's been tough, but when we get this right the benefits will flow to all our stakeholders, including our people, who will be part of a stronger, more resilient business.

Looking ahead

Our key focus in this financial year is to integrate Southcorp into Foster's, and to cultivate the Foster's beer brand. We'll continue to build a sustainable future by further enhancing our business model and by developing our competitive edge through our products and our people, everywhere we operate.

We're committed to being the leading premium branded beverage Company in the world. We recognise our obligation to be socially responsible and to show leadership in the communities and countries in which we operate. It's about providing brands of first choice for consumers, being the employer of first choice for our people, and first choice as an investment for shareholders.

Trevor O'Hoy, President & CEO



Jamie Odell
Managing Director
Beringer Blass Wine Estates/
Foster's Wine Estates

Neville Fielke
Senior Vice President
Global Strategy and
Business Development

Martin Hudson
Chief Legal Counsel and
Senior Vice President
Commercial Affairs

Ben Lawrence
Senior Vice President
Human Resources

05 Financial Highlights

Fully franked dividend Final 10.75 CPS Total 20.0 CPS	Net sales revenue ($m) 3,972.3	Return on capital employed 13.9%
OCF/EBITDAS* 92.0%	EBITAS*/ net sales revenue 21.9%	Earnings per share* 28.3 cents UP 14.1%

* Continuing business

Results Summary – Foster's Group Limited results for the year ended 30 June 2005 (FY05)

	FY05 $m	FY04 $m	% Change
Group statutory reporting basis [1]			
Net sales revenue (NSR)	3,972.3	3,908.1	1.6
EBITAS	895.8	885.1	1.2
EBITA	878.1	829.0	5.9
Net significant items (after tax)	454.3	329.9	37.7
Net profit after tax	936.1	799.3	17.1
Operating cash flow (OCF)	523.4	657.0	(20.3)
Earnings per share (cents)	46.8	38.6	21.2
Dividend (cents per share)	20.0	19.25	3.9
Return on capital employed (ROCE) %	13.9%	13.0%	0.9 pts
EBITAS/NSR (%)	22.6%	22.6%	–
OCF pre interest and tax/EBITDAS %	79.2%	94.7%	(15.5) pts
Continuing business reporting basis [2]			
Net sales revenue (NSR)	3,972.3	3,607.5	10.1
EBITAS	871.7	795.8	9.5
EBITA	854.0	739.7	15.5
Normalised net profit after tax [3]	566.0	514.3	10.1
Normalised operating cash flow (OCF) [3]	633.5	522.3	21.3
Normalised earnings per share (cents) [3]	28.3	24.8	14.1
EBITAS/NSR (%)	21.9%	22.1%	(0.2) pts
Normalised OCF pre interest and tax/EBITDAS % [3]	92.0%	90.6%	1.4 pts

1 Results prepared on both a statutory reporting and continuing business basis include six weeks' contribution from Southcorp Limited. From 12 May, Foster's had acquired over 50 per cent of the outstanding shares in Southcorp and commenced consolidating the Southcorp results.
2 This section provides financial information on a continuing business basis by excluding divested or discontinued operations Lensworth Group divested in December 2004 (FY05) and Australian Leisure & Hospitality Group divested in November 2003 (FY04).
3 Normalised excludes significant items, SGARA, amortisation and divested or discontinued operations.

Net profit after tax ($m)


1,000
750
500
250
0
01 02 03 04 05
Net profit after tax increased 17.1% to $936.1 million.

Net profit UP 17.1%

Earnings per share (cents)


50.0
37.5
25.0
12.5
0.0
01 02 03 04 05
Earnings per share increased 21.2% to 46.8 cents.

Earnings per share UP 21.2%

Normalised net profit after tax ($m)


600
450
300
150
0
01 02 03 04 05
Normalised net profit after tax increased 10.1% to $566.0 million.

Normalised net profit UP 10.1%

Normalised earnings per share (cents)


28
21
14
7
0
01 02 03 04 05
Normalised earnings per share (continuing business) increased 14.1% to 28.3 cents.

Normalised earnings per share UP 14.1%

Normalised operating cash flow ($m)


700
525
350
175
0
01 02 03 04 05
Normalised operating cash flow increased 21.3% to $633.5 million.

Normalised cash flow UP 21.3%

EBITAS ($m)


1,000
750
500
250
0
01 02 03 04 05
EBITAS (continuing business) increased 9.5% to $871.7 million.

EBITAS UP 9.5%

One company, one team, one high-performance culture.

Foster's is committed to being a first choice employer, creating an inclusive and inspiring workplace that attracts and retains highly-skilled people.

Our people are central to achieving our other goals of providing first choice brands for consumers and being a first choice investment for shareholders.

We're building on the strengths of three businesses to create one unbeatable team with a high-performance culture and a single focus on serving our consumers and customers.

We work as one team, as One Foster's, sharing our talents and capabilities across products, processes, and regions, and contributing positively to the many communities in which we live and work.

We value integrity, teamwork, innovation, superior execution, collaboration, and a strong focus on driving business results.

We embrace and value employee diversity and equal opportunity. Our policies, programs, and processes express our responsibility to reflect community diversity.

We reward both performance and behaviour through a market-based reward program that is fair and equitable to all.


SKYY
VODKA
40% alc/vol
FOSTER'S
F
FOSTER'S
Foster's employs around 10,300 people globally.
VICTORIA
VB
BITTER
the Little Penguin

My Choice!

I drink Little Penguin Merlot because it's delicious – lots of cherry and blackberry fruit flavours, with soft tannins, and perfect balance.

A new wine range for America's newest breed of wine drinkers.



LEMON
LIME &
BITTERS
CASCADE
Apple
ASAHI BEER
"DRY"
Asahi
BONELLO
SEPPE
MERIDIAN
SAUVIGNON BLANC
Queen Adelaide
100% SCOTCH
WHISKY
BOURBO
Corona
Extra
1876
BERINGER
WOLF BLASS
Gold Lab
ROSEMOUNT
ESTATE
TOLLANA
artwheel
bernet Sauvignon
LINDEMANS
Penfolds
Grange
BIN 95
VINTAGE
BOTTLED
WOLF BLASS
Platinum
SUPERIOR TASTE
PURE
BLOND
SALTRAM
OF BAROSSA
Black Label
GABBIANO
WYNNS
COONAWARRA ESTATE
VB
SASS
STRAWBE
BUBBLY
Stags' Leap
Napa Valley
CARLTON
DRAUGHT
BREWERY FRESH
BERINGER
FOUNDERS' ESTATE
MERLOT
CARLTON
PRODUCT OF AUSTRALIA
375mL
MIDSTRENG
DOUBLE
LeoBuring
McLAREN VALE
STELLA
ARTOIS
LEUVEN
Chardonnay
SKYY
VODKA
Coldstream
harvest

ONE Company with many brands



BOHEMIAN
PILZNER
345ML
SECRET ST
Sauvignon
Little Penguin
MERLOT
Pink

One company, aiming to satisfy more people on more occasions in more locations around the world.

BBWE including Southcorp* ($m)

Total volumes ('000 9L cases)
21,230, up 35.9%

Net sales revenue
1,329.0, up 25.2%

EBITAS
268.2, up 16.8%

ROCE
7.2%, up 1.1pts

OCF/EBITDAS
71.7%, up 9.2pts

* Includes six weeks of Southcorp results

www.fostersgroup.com

Beringer Blass Wine Estates / Foster's Wine Estates

This has been a turnaround year for the global wine business under Jamie Odell's leadership. In an extremely challenging market, we've delivered on every commitment.

In facing up to the difficulties in our wine business, particularly in the US, we took some tough decisions during the Global Wine Trade Review of mid-2004. All initiatives are on track – and in some areas are even ahead of plan. As a result, our earnings performance has substantially improved.

Beringer Blass Wine Estates (BBWE) trade business (including six weeks of Southcorp) delivered overall EBITAS growth of 16.8 per cent, or 20.6 per cent at constant exchange rates, to $268.2 million. Significantly increased marketing spend, up 31 per cent, stimulated strong, above category, volume growth in all key markets. Normalised operating cash flow increased 32.6 per cent to $232.2 million, representing almost 72 per cent of EBITDAS.

Turnaround in the US market

We experienced a turnaround in the US market, with a particularly strong performance in the second half as brand development initiatives began to take hold. The Beringer brand in particular profited from successful marketing initiatives, with growth of 13 per cent.

The Asia Pacific market performed well in challenging conditions, benefiting from substantially increased brand investment and new packaging and product initiatives. Wolf Blass continues to increase its lead as Australia's number one wine brand, and Yellowglen remains Australia's number one sparkling wine brand.

We experienced exceptional volume growth (up to 47 per cent) in Europe, with investment in distribution, promotion (sponsorship of The Ashes cricket series) and targeted advertising activity accelerating Wolf Blass's growth in the UK.

Importantly, we made advances in developing our consumer-led, customer-driven business model that is generating healthy levels of cash and markedly improved returns. The model is founded on delivering strong revenue growth through brand building,



Foster's has brewing or wine operations in 10 countries.



Coldstream

Coldstream Hills is one of Australia's leading small wineries, and its wines are sold in 16 countries.

My Choice!

I love the ripe, spicy, full-bodied fruit and coffee flavours of Saltram No.1 Shiraz.





SALTRAM
No.1

A truly great Barossa Valley Shiraz, and one of Australia's most awarded wines.

innovation and product quality, effective portfolio and category management, distribution reach, and efficiency and flexibility in supply.

We made great progress towards disposing of surplus bulk wine and divesting surplus vineyards, and we're on track in developing a new packaging facility at Wolf Blass and a bottling plant in North America. We introduced a rigorous forecasting process to manage supply and demand, and now have the world's best wine supply chain based on wine quality, cost optimisation, and service giving us a substantial competitive edge.

Bringing Southcorp into the family

When the opportunity arose to buy Southcorp, we envisaged how powerful our combined portfolio could be. We saw a wine company that could take a world-beating portfolio of premium and luxury wines to our trade partners and consumers, a portfolio that would be hard to copy.

On 1 July 2005 Foster's Wine Estates (FWE) was born out of the global wine supply chain, global wine brand marketing, and international wine sales and marketing activities of the combined BBWE and Southcorp businesses. FWE is now the world's leading premium wine business with annual sales of nearly 40 million cases and an unmatched portfolio of wine brands.

A changing market

We've doubled our position in wine, and our confidence is proving to be right. The market is changing.

Over the past decade US drinkers have shifted their preferences from beer to wine. Now around 39 per cent say they drink wine most often, compared with only 36 per cent for beer, and 21 per cent for spirits. In the UK wine has officially overtaken beer to become the nation's favourite drink. Wine is making inroads as the beverage of choice in the biggest growth market in the world – and Foster's is there.

In fact, our combined portfolio gives us premium wine category leadership in three key markets: Foster's has the number one domestic premium wine and five of the top 10 Australian wines sold in the US, six of the top 10 bottled wines in Australia including the number one, and three of the top 20 wines in the UK. Last year, we renourished the Beringer brand in the US and are now focusing on the Rosemount Estate brand globally. We want to continue to invest in consumer insights, and technical and business capabilities to ensure innovation contributes to future growth. We are delighted with the huge success of the Little Penguin label in the US, which has achieved sales of more than one million cases in just over 12 months.

Sustainability and flexibility are the foundations of our global premium wine business. As we continue to shape the business, we want to be remembered for delivering strong, consistent results on all financial measures. We want to efficiently match quality supply to accurate demand forecasting, build a must-stock wine portfolio in which every brand reaches its potential, and develop the capability for sustainable growth through continuous improvement and innovation.

Managing change

Foster's has a strong track record of integrating businesses (following the acquisitions of Mildara Blass and Beringer) and managing business change (following the Kent Brewery closure, and during the Global Wine Trade Review).

Key success factors include:

- **Strong leadership – both from corporate head office and in every region.**
- **Careful planning and measurement – financial rigour underpinning business decisions and processes.**
- **Focus and accountability – embedding project targets into business plans, and globally managing core processes such as the wine supply chain and wine brand marketing.**
- **Investing in organisational capability – talent and technology.**
- **Stakeholder respect – consultation and communication with internal and external stakeholders, from regular Board updates to regional community briefings.**

www.fostersgroup.com


LEMON LIME & BITTERS

My Choice!

When I feel like a soft drink with an adult feel, I go for Angostura LL&B for its unique, refreshing flavour.

My Choice!

Ripe, tropical fruit and toasty oak flavours make Beringer Napa Valley Chardonnay a firm favourite.


BERINGER

Beringer is the No.1 domestic premium wine brand, by value, in the US.

Yatala Brewery in Queensland produces around one quarter of Australia's beer.



SKYY – in Australia's top 10 most recognised vodka brands.


CASCADE
PREMIUM LIGHT

Foster's Australia has 54 per cent volume of the light beer market, led by Cascade Premium Light.

Carlton & United Beverages / Foster's Australia

CUB ($m)

Total alcohol volumes ('000 9L cases)
108

Net sales revenue
1,883.0, up 6.1%

EBITA (continuing business)
577.3, up 11.0%

ROCE
32.3%, up 0.7pts

OCF/EBITDA
99.0%, down 5.1pts

www.fostersgroup.com

Carlton & United Beverages, the new CUB, has delivered another excellent result, with 11.0 per cent EBITA growth in a market showing only a single digit increase. CUB also demonstrated a cash conversion rate of almost 100 per cent of operating cash flow. We expect to sustain this very strong momentum in 2006 as CUB's multi-beverage model, introduced over the past 18 months, continues to make inroads in a complex market.

Our business's evolution towards multi-beverage was accelerated by the Southcorp acquisition. From 1 July 2005, CUB, coupled with the customer and consumer facing elements of the former Southcorp and Beringer Blass Wine Estates (BBWE) businesses, began to trade as a new entity – Foster's Australia.

The new team, under John Murphy's leadership, is making great progress towards building a new and unique multi-beverage business in Australia, representing around 110 million cases of the best beer, wine, spirits, cider, and non-alcohol drinks in the country, backed by customer service excellence.

Foster's Australia's multi-beverage model is underpinned by a relentless determination to be consumer led and customer driven.

i-Nova – insights and innovation

Key to the model is identifying opportunities for growth or innovation based on understanding the diverse needs of drinkers, shoppers, and customers both in Australia and internationally. A dedicated team called i-Nova is charged with identifying and responding to opportunities that may not have been recognised in the old Foster's structure, and creating a formalised system of innovation that can be applied to any product or business issue. We want to make innovation capability reliably repeatable.

Increasingly, we are building a much stronger culture of innovation across the Group and applying a whole-of-company approach to developing beverages that satisfy a diverse range of consumer needs and occasions. An example of this consumer-driven innovation was the creation of Half Mile Creek, the first collaboration between BBWE and CUB, which has been highly successful in demystifying wine for the average consumer. Sass Bubbly was developed in response to young adult consumers' desire for an uncomplicated sparkling wine. And we created Cougar Dark Rum, which not only responded to a consumer need, but demonstrated our ability to deliver a product to market in 45 days.

Powerhouse brand portfolio

Foster's Australia already holds category leadership positions in wine and beer and we are aiming to replicate that across other beverage categories in which we compete to enhance our ability to drive category growth.



In 2004, for the 15th time, Penfolds was named 'International Winery of the Year' by Wine & Spirits Magazine.


Penfolds
Grange
BIN 95

Penfolds Grange – Australia's most famous wine since 1844.

My Choice!

With its crisp and refreshing flavour, Wolf Blass Gold Label Chardonnay is a great wine to go with the food I love – pasta, or our great selection of Australian seafood.


Wolf Blass
Gold Label
Chardonnay

While our well-known core brands remain central to our portfolio, we are balancing those with innovative products that strike a chord with consumers, as well as products that provide premium returns and growth in both value and volume.

In the beer category, the premium imported category – including Corona and Stella Artois – performed strongly, while Crown Lager remains the key domestic premium brand. Victoria Bitter's long-held reign as Australia's favourite beer has been reinvigorated by a successful new marketing campaign. The targeted new advertising campaign for Carlton Draught has helped make it the country's number one draught beer and the fastest growing Australian beer in volume and value terms.

The non-beer portfolio is showing great growth potential. Foster's Australia is now the country's fastest growing spirits company by volume, as well as the fastest growing ready-to-drink business. Cougar Bourbon has grown volume by 46 per cent over the past year, and SKYY Vodka is in the top 10 vodka brands by awareness.

The non-alcohol portfolio continues to develop strongly, focusing particularly on meeting consumers' lifestyle needs for health and wellbeing, with products such as Temple, a healthy hydrotherapy product, and Play, a water-based sports drink for kids, approved by CanTeen, the Australian support group for young people living with cancer.

Leading customer relationships

Foster's Australia's distribution capability is unrivalled. We already have direct contact with more customers than any other alcohol beverage supplier in Australia.

Recognising that our customers' needs are diverse, our specialist sales network is evolving to provide efficient and tailored service to our 38,000 customers across a total portfolio of beer, wine, spirits, ready-to-drink, and non-alcohol beverages.

Unrivalled national supply chain

During the year we made a number of improvements to our national supply chain in pursuit of a more integrated, flexible, and low-cost model. We closed Sydney's Kent Brewery and spent $170 million expanding the Yatala Brewery in Queensland. This refurbished, state-of-the-art facility, including warehousing, forms an integral part of Foster's Australia's supply chain network.

Yatala can produce around a quarter of Australia's beer needs, or 450 million litres per year. In addition to enhanced capacity and increased efficiency, Yatala has been updated to enable Foster's Australia to produce a complete portfolio of beverages and innovative packaging options to meet consumer demands.

Committed to our stakeholders

At Foster's Australia, we recognise that being a leader is not just about product leadership – it's about demonstrating leadership for our talented team of people, leadership in our industry through initiatives like Enjoy Responsibly, and leadership in the community through our many community sponsorships and partnerships.

Foster's Australia – Consumer led, customer driven

Foster's Australia's vision is to create a new and unique multi-beverage business in the Asia Pacific region based on six inter-dependent building blocks.

1. **i-Nova – leading insights into drinkers, shoppers, and customers driving superior innovation capability.**
2. **Powerhouse multi-beverage brand portfolio – providing products that suit every drinking occasion.**
3. **Leading customer relationship network – based on strong and broad partnerships with our 38,000 plus customers, and a total beverage and service offering that is tailored to customers' specific needs.**
4. **Low cost national supply chain – leading multi-beverage production and distribution that is flexible and tailored to customer and consumer needs.**
5. **Highly skilled employees – committed to quality and safety across all our products and processes.**
6. **Leading role in community involvement and responsible beverage marketing.**

www.fostersgroup.com



Strongbow
Original
Crown Lager

My Choice!

I choose Crown Lager for special occasions because it's easy drinking with a creamy taste and clean, crisp finish.

My Choice!

I love nothing better than the refreshing apple cider taste of Strongbow Original on a warm summer's evening.

Crown Lager is still Australia's No.1 premium beer.

Around 45 per cent, or nearly one in every two drinks in Australia, carries a Foster's Group label. Some 35 cents in every dollar spent on alcohol in Australia is spent on Foster's Group products.



COUGAR
BOURBON

Yellowglen is Australia's No.1 sparkling wine brand, with 20 per cent market share.

Cougar Bourbon is Australia's fastest growing dark spirit.

FBI ($m)

Total volumes ('000 9L cases)
107, up 3.0%

Net sales revenue
263.8, up 3.5%

EBITA
44.4, up 1.8%

ROCE
20.6%, up 0.9pts

OCF/EBITDA
85.1%, up 9.4pts

www.fostersgroup.com

Foster's Brewing International

Within Foster's Brewing International (FBI), Rick Scully is leading his team to drive the Foster's brand faster and harder than ever before.

This year Foster's outperformed the global industry with volume up more than two per cent, double the industry-wide growth trend in our key mature markets. FBI earnings grew nearly two per cent overall and cash flow was up 16.4 per cent. Pleasingly, results improved in the last quarter and the business gained excellent momentum for the new financial year.

We grew volume in western Europe, with Foster's performing well against a declining UK and flat European market. Greater Asia delivered positive operating earnings – a sign that efforts towards building premium brand sales are paying off – with the Foster's brand growing volume by more than 15 per cent in the region. Conditions in North America were difficult, with a decline in the overall industry contributing to the business's underperformance.

However, in spite of the challenges, we've made major inroads towards reaching our goal of extracting more value from our distinctive brand.

Expanding partnerships and markets

We secured opportunities in three new dynamic and expanding markets, setting the stage for future growth. With our European partner, Scottish and Newcastle, we gained access to Scandinavia through a brewing partnership with Hartwall, Finland's dominant brewer, and secured brand acceleration programs for the five key European markets – Germany, France, Spain, Italy, and Finland.

We launched in Russia with Foster's being brewed and marketed through the country's biggest brewer, Baltika, and in Turkey through our new partnership with leading brewer Efes. Our relationship with the US's SABMiller strengthened, with the Foster's brand now more aligned with Miller's core marketing strategies, and elevated into its mainline 600-strong sales force. This creates a significant opportunity for the brand to move forward.

Foster's - my first choice


More than 2 ½ billion bottles of Foster's are consumed every year – that's around 7 million every day.
FOSTER'S

Foster's is the official beer of Formula One.

Driving global innovation

We have made exceptional advances in ensuring consumers experience a perfect Foster's every time, through our total quality enhancement program, Angel. In particular this means serving Foster's at the perfect temperature of 1-3 degrees Celsius using Streamline technology, and ensuring the perfect frothy beer head every time using Head Injection technology. In the last quarter, we brought innovation in draught beer development to the US market with the introduction of Head Injection technology, and introduced Foster's Superchilled in more than 23,000 outlets in the UK, with a further 80,000 planned by the end of 2006. We continued to roll out both these technologies in Asia and the Gulf Region. In addition, we advanced our packaging quality, technical training, and marketing programs globally.

We have exciting times ahead as we continue to develop the Foster's brand in our global drive to be one of the top five international beer brands of the world.

Wine Clubs & Services

Our Wine Clubs & Services businesses had a tough year in a challenging market. EBITAS of $50 million declined 19.5 per cent on the previous year, as small gains in Clubs memberships did not translate into earnings growth. Also, the Wine Equalisation Tax in Australia had a detrimental impact on earnings. Elsewhere, despite difficult market conditions, the Wine Services business stabilised.

Wine Clubs remains strategically important as a consumer-direct business channel for Foster's. Its place in the Company is critical given ongoing structural market changes, increasing retail consolidation, and the need to expand our capability to take our full brand range to market.

To capitalise on their strategic potential, over the next half year we will progressively integrate Wine Clubs & Services into the respective regional geographies of Foster's Australia and Foster's Wine Estates. This will enable the businesses to benefit from common ownership across the Foster's Group.

Southcorp integration

Since achieving full ownership of Southcorp in late May, we've been working together to bring our two businesses together as a single Company.

We've charged a dedicated team with managing global integration planning while maintaining a strong focus on business continuity, and stabilising and growing Southcorp's brand portfolio.

While most integration activity will be in Australia, we've reviewed Southcorp's business in every region to ensure that it's tailored to the business and stakeholders' needs.

With a bigger asset footprint, we've made some hard decisions to ensure we increase our lead in wine quality, capital efficiency, and supply service. In identifying duplicate assets in key wine producing regions, we've decided to sell one winery in New South Wales's Hunter Valley, and another in South Australia's Coonawarra.

A key priority now is to refine the way that we manage our brand portfolio, ensuring each wine brand is positioned differently and in a way that is relevant to consumers.

Initially, we are focusing on the core global brands, which account for 70 per cent of our gross margins and profitability. But because consumers demand diversity in wine, we'll also focus on developing our excellent portfolio of boutique and specialist brands.

Foster's has been the highest-selling beer in London for 10 years.


FOSTER'S

My Choice!

Foster's served as Superchilled in the UK gives me a perfect beer every time.




SECRET STONE
Sauvignon Blanc

Secret Stone, from the Marlborough region in New Zealand, is one of Australia's most popular Sauvignon Blancs between $14 – $19.

Stella Artois is one of the fastest growing international premium beer brands in Australia.


STELLA
ARTOIS
LEUVEN

Sustainability at Foster's

During the past year, for the first time, Foster's embraced an integrated approach to business sustainability. We are committed to continuously improving our business processes to maximise positive, and minimise negative, social, environmental, and economic impacts.

We regard this as an important step because it enhances our people's engagement and retention, supports our corporate reputation in the community and with key stakeholders, manages risk, and protects our social licence to operate.

We are pursuing improvements and monitoring our sustainability performance in four key areas: our workplace, our marketplace, the environment, and in the community. Foster's has convened a high level Sustainability Taskforce to drive progress and encourage collaboration in these areas across the business. We also seek expert independent assessment of our performance through participation in recognised corporate reputation measurement indices from time to time.

Significant achievements

During the year we made some significant achievements in the sustainability agenda. These include successfully launching the global Foster's in the Community (FITC) program, which unites our corporate giving and community engagement activities under a common banner, returning a sense of purpose and value to our community investment.

We also achieved a listing on the FTSE4Good, the sustainability index of the London Stock Exchange. This rating significantly enhances our capacity to attract ethical investment funds to purchase Foster's stock.

Foster's received the Best Progress award in the 2005 St James Ethics Centre Corporate Responsibility Index in Australia. Foster's score improved nearly 17 per cent from the previous survey, to 81.53 per cent, on the back of new initiatives and better reporting.

In addition, our processes to reduce injury in our workplaces have achieved remarkable results. At our largest site in Abbotsford, Victoria, we did not have a single lost time injury (LTI) day in 12 months. We achieved the lowest ever LTI frequency rate across all CUB sites, and the universal achievement of a 30 per cent improvement over previous outcomes by all sites audited during the year.

We have seen significant environmental outcomes flowing from upgrading the Yatala Brewery in Queensland, which now has leading capability in energy and water efficiency. We continue to develop the Foster's Footprint sustainable viticulture program in Australia, and our US wine business enjoys productive participation in the Napa Green Certification Program. We have also restored a major riparian zone adjacent to the Asti winery in the US.

More information, including a copy of Foster's current Sustainability Action Plan, is available at www.fostersgroup.com/about/sustainability.htm

Further detail of outcomes in the Health, Safety and Environment field is available at www.fostersgroup.com/about/health_safety_and_environment.htm

Yatala has the lowest water requirement of any brewery of its size in the world, using only 2.5 litres for every litre of beer brewed. This is ahead of world's best practice of about 4 litres of water per litre of beer.





The final stages of the Asti restoration project in California.

Corporate Governance Statement

Foster's supports the Australian Stock Exchange's (ASX) Corporate Governance Council's 'Principles of Good Corporate Governance and Best Practice Recommendations' (ASX guidelines). We are committed to delivering best practice in corporate governance and transparency in reporting.

The Foster's Corporate Governance Statement is presented in a format consistent with the ASX guidelines. In addition, the charters, codes and policies in respect of Foster's corporate governance practices are available on the corporate governance section of the Foster's website – www.fostersgroup.com.

Principle 1:

Lay solid foundations for management and oversight

Board of Directors

The Foster's Board of Directors has the primary responsibility for guiding and monitoring the business and affairs of the Group. These include compliance with the Group's corporate governance objectives, policies, and procedures on behalf of shareholders.

The Board has delegated responsibility for operating and administering the Group to the President & Chief Executive Officer, who is accountable to the Board for the performance of those duties.

The Board Charter requires an independent non-executive Director to hold the position of Chairman of the Board. Accordingly different persons hold the positions of Chairman and the President & Chief Executive Officer.

The duties and responsibilities of the Board and the functions reserved to the Board, are set out in the Board Charter available on the Foster's website – www.fostersgroup.com. They include:
- Evaluating, approving, and monitoring the strategic and financial plans for the Group.
- Evaluating, approving, and monitoring major capital expenditure, capital management, and all major corporate transactions.
- Appointing, monitoring, and evaluating the President & Chief Executive Officer's performance.
- Overseeing and ratifying the terms of employment of Senior Management.
- Approving and monitoring the Group's risk management strategy, internal controls, and reporting systems.
- Communicating with shareholders.

The Foster's Constitution specifies that the number of Directors may not be less than the number required by the Corporations Act (which is currently three), nor more than 15 (or such number within this range as the Board may determine from time to time). The Board has determined that for the time being the maximum number of Directors is seven.

Principle 2:

Structure the Board to add value

The Board's and Board Committees' composition and structure are regularly reviewed to achieve the most appropriate mix of skills and experience for the business.

Directors

The members of the Foster's Board as at the date of this report are:

Frank J Swan (since August 1996)

M Lyndsey Cattermole, AM (since October 1999)

David A Crawford (since August 2001)

Brian Healey (since December 1993)

Graeme W McGregor, AO (since April 1999)

Max G Ould (since February 2004)

Trevor L O'Hoy (since April 2004)

Details of the respective Director's qualifications, directorships of other listed companies including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities are provided in the Directors' Report – refer pages 24 – 25 of this Concise Annual Report.

Directors' independence

As required under the Board Charter and the ASX guidelines, the Board comprises a majority of independent non-executive Directors and the Chairman is an independent non-executive Director.

The Charter states that Foster's will regard a non-executive Director as independent if he or she is independent of management and free of any business or other relationship that could materially interfere with their exercising unfettered and independent judgement.

A non-executive Director will be considered to be independent if he or she:
- Is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- Within the last three years has not been employed in an executive capacity by the Group;
- Within the last three years has not been:
  - a principal of a material professional adviser to the Group;
  - a material consultant to the Group; or
  - an employee materially associated with the service provided by such adviser or consultant to the Group;
- Is not a material supplier or customer of the Group, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- Has no material contractual relationship with the Group other than as a Director of the Company;
- Has not served on the Board for a period which the Board has determined would, or could, reasonably be perceived to materially interfere with the Director's ability to act in the best interests of the Company; and
- Is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company; or
- Is otherwise determined by the Board to be independent.

The Board has determined materiality thresholds for assessing the independence of Directors. Under those thresholds:

- a person will be regarded as a substantial shareholder if they hold more than five per cent of the Company's voting shares,
- an adviser will be a material professional adviser or consultant where the billings to the Company are more than five per cent of the adviser's or consultant's total revenues,
- a supplier to the Company will be a material supplier where the Company accounts for more than five per cent of the supplier's revenues, and
- a customer of the Company will be a material customer where the customer accounts for more than five per cent of the Company's revenues, or the Company accounts for more than five per cent of the customer's costs.

Whether or not a material contractual relationship exists will be determined, on a case-by-case basis, consistent with these thresholds.

Applying these criteria the Board has determined that:

- Mr Swan is an independent Director notwithstanding that he is also a non-executive Director of the Commonwealth Bank of Australia Limited which has become a substantial shareholder of the Company. The Bank is a substantial shareholder by virtue of its relevant interest through its various fund management subsidiaries' holdings in the Company under a range of investment mandates or in their capacity as a life company holding statutory funds, a responsible entity or a manager of a managed investment scheme or as trustee for a superannuation fund. The Board has been informed that as a non-executive Director of the Bank, Mr Swan has no role in the investment decisions or actions of the fund management subsidiary companies of the Bank. As a consequence, the Board considers Mr Swan's relationship with the Bank does not materially interfere with his ability to exercise unfettered and independent judgment in respect of his duties as a Director of Foster's; and
- save for Trevor O'Hoy (who is an executive Director), all other Directors are independent.

Board Committees

The Board carries out a number of its duties and responsibilities through specific Board Committees:

- Audit and Risk Committee
- Succession Committee
- Human Resources Committee
- Compliance Committee
- Treasury Committee

The Board Committees are governed by Charters which are available on the Foster's website – www.fostersgroup.com.

The Charters set out the respective duties and responsibilities of each particular Committee.

Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers.

All Foster's Directors receive copies of all Board Committee papers and may attend meetings of all Board Committees whether or not they are members.

The Board's performance is enhanced by providing non-executive Directors with regular briefings on the Group's operations, together with site visits and presentations by external advisers in a range of fields.

Directors' attendance at Board and Board Committee meetings

The number of Directors' meetings and Board Committee meetings held in the period each Director held office during the financial year, and the number of those meetings attended by each Director, are provided in the Directors' Report – refer to page 26 of this Concise Annual Report.

Independent advice

Individual Directors and Board Committees are able to seek advice from independent external advisers in relation to any Board matter, at the expense of the Company with the consent, in the case of individual Directors, of the Chairman, and in the case of a Board Committee, the Committee Chairman. The Chairman or Committee Chairman, as applicable, may determine that any external advice received by an individual Director or Board Committee be circulated to the other Directors of the Board.

Principle 3:

Promote ethical and responsible decision making

Code of Ethics and Code of Conduct

Foster's has a Code of Ethics that requires all Group personnel, including Directors, officers, employees, consultants, and contractors to observe the spirit and letter of relevant laws and exercise high standards of ethical conduct in all of the Group's activities. These include its dealings with shareholders, creditors, customers, consumers, suppliers, employees, the general community, and the environment in which the Company operates.

Foster's also has a Code of Conduct that establishes common values and sets guidelines for ethical behaviour by all Group personnel. These relate to areas including compliance, business dealings, intellectual property, confidentiality, privacy, inside information and securities trading, working environment, conflicts of interest, transactions with the Group, disclosure, and reporting wrongdoing. The Code of Conduct is described in further detail under Principle 10.

Both the Code of Ethics and Code of Conduct are available on the Foster's website – www.fostersgroup.com.

Key executives are permitted to hold one non-executive directorship of an external public company, depending on the particular circumstances, but only on the recommendation of the President & Chief Executive Officer for approval by the Board. Such a public company must not be a competitor, supplier, or customer of the Group, nor can the directorship create an actual or potential conflict of interest with the Group's business activities.

Securities Trading Policy

Foster's has a policy applying to all Directors, officers, and employees of Foster's relating to the prohibition against insider trading, and prescribes certain requirements for dealing in Foster's securities. Under the policy:

- Directors must obtain the prior approval of the Chairman of the Board, and other Group personnel must obtain the prior approval of the person to whom they report, before buying or selling securities in Foster's, except where such purchases or sales are made within one month commencing on the next trading day immediately following the announcement of the Group's half-yearly or annual results or holding of the Annual General Meeting;
- Directors are required to notify the Company Secretary or Assistant Company Secretary of purchases and sales within two business days of the dealing in order to enable Foster's to notify the ASX within five business days of the dealing; and
- Senior management are required to notify the Company Secretary or Assistant Company Secretary of purchases and sales of Company securities within 14 days of the dealing.

The Securities Trading Policy is available on the Foster's website – www.fostersgroup.com.

Reporting wrongdoing and Foster's Compliance Reporting Guide (i.e. Whistleblower Policy)
The Code of Conduct provides that all Group personnel are responsible for promptly raising any concerns about any serious misconduct or unethical behaviour within the Group. If a report of serious misconduct or unethical behaviour to an immediate supervisor does not result in a satisfactory outcome or it is not appropriate to make a report to an immediate supervisor, a report should be made under the Compliance Reporting Guide (i.e. Whistleblower Policy). The Compliance Reporting Guide provides that all reports will be thoroughly investigated and that any person who makes such a report will not be disadvantaged in their employment with the Group for making a report.

Corporate sustainability
At Foster's we adopt an integrated approach to business sustainability. We are committed to continuously improving our business processes to maximise positive and minimise negative social, environmental, and economic impacts.

We believe this is important to enhance our people's engagement and retention, support our corporate reputation in the community and with key stakeholders, manage risk, and to protect our social licence to operate.

More information on our sustainability initiatives are outlined on page 16 of this Concise Annual Report and at www.fostersgroup.com/about/sustainability.htm.

Principle 4:

Safeguard integrity in financial reporting

President & Chief Executive Officer and Chief Financial Officer statement
The President & Chief Executive Officer and Chief Financial Officer have provided a written statement to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition, and operational results are in accordance with the relevant accounting standards.

Audit and Risk Committee
The Audit and Risk Committee consists entirely of independent, non-executive Directors including Graeme W McGregor and David A Crawford who have comprehensive financial experience. The Committee meets as required and at least four times each year. The Chairman of the Board is not a member of the Committee.

This Committee assists the Board in fulfilling its corporate governance and oversight responsibilities relating to financial accounting practices, risk management, internal control systems, external reporting, and the internal and external audit functions.

The Audit and Risk Committee also evaluates the quality of the risk management systems established and assesses their continued and effective operation.

The Audit and Risk Committee Charter identifies those services that the external auditor may not supply and those that require specific Audit and Risk Committee approval. For further details regarding the Audit and Risk Committee's evaluation of the independence of the external auditor, PricewaterhouseCoopers, see page 23 of this Concise Annual Report.

The Audit and Risk Committee Charter also provides that the Group will not invite any past or present lead audit partner of the firm engaged as Foster's external auditor to fill a vacancy on the Board.

The lead audit partner will be required to rotate off the audit after a maximum of five years, and there will be a period of at least five years before that partner can again be involved in Foster's audit.

The Audit and Risk Committee has unlimited access to both internal and external auditors, to senior management, and other employees of Foster's.

Treasury Committee
The majority of the Treasury Committee consists of independent, non-executive Directors and meets as required and at least four times per year. One of the members is also required under the Treasury Committee Charter to be a member of the Audit and Risk Committee.

This Committee's primary objective is to act as a committee of review. It evaluates all material capital management, financing and treasury risk management proposals and makes appropriate recommendations to the Board for approval.

Principle 5:

Make timely and balanced disclosure

As a priority, Foster's observes its disclosure obligations under the ASX Listing Rules and the Corporations Act, and has in place well developed procedures for dealing with compliance.

Foster's has a Disclosure Policy and Procedures that sets out the standards, protocols, and requirements expected of all Directors, senior management, officers, and employees relating to the Company's compliance with these obligations.

A summary of the Disclosure Policy and Procedures is available on the Foster's website – www.fostersgroup.com.

The Foster's website also contains recent ASX announcements, Annual Reports and financial report announcements, as well as relevant speeches and support material provided to the media and investment market.

Principle 6:

Respect the rights of shareholders

Foster's has a Shareholder Communication Policy that encourages and promotes effective communication with shareholders and effective participation at General Meetings. Foster's, on an ongoing basis, examines how best to take advantage of technology to enhance shareholder communications and how to use General Meetings to enhance two-way communication. Foster's maintains an up-to-date website to complement the official release of information to the market.

The Shareholder Communication Policy is available on the Foster's website – www.fostersgroup.com.

The external auditor attends the Annual General Meeting and is available to answer shareholder questions about:

- The conduct of the audit.
- The preparation and content of the auditor's report.
- The accounting policies adopted by the Company in relation to the preparation of the financial statements.
- The independence of the auditor in relation to the conduct of the audit.

Principle 7:

Recognise and manage risk

Risk Oversight and Management Policy

Foster's has a Risk Oversight and Management Policy that includes:

- Clear roles and respective accountabilities regarding the oversight and management of risk for Board members, management, and auditors.
- The mechanisms by which the Group and each business unit identifies risk, having regard to the likelihood and consequences of the risks identified, and determines what is an appropriate risk profile.
- Reporting requirements for risk assessments, actions, and their escalation to appropriate levels within the Group.
- The system of internal compliance and control.
- Assessment of the effectiveness of the internal compliance and control system.

A summary of the Risk Oversight and Management Policy is available on the Foster's website – www.fostersgroup.com.

Risk management processes

The Board has established processes to oversee and manage risk. These processes are under ongoing review, and include:

- An enterprise-wide risk management system to enable the identification, management, and reporting of risk throughout the business. The system is consistent with the internationally recognised Committee of Sponsoring Organisations (COSO) framework on internal control and risk management in that it deals with risk at all levels including strategic, operational, compliance, and financial risks. The model is consistent with ASX guidelines for risk management and the standard on risk management AS/NZS4360.
- A compliance program where Group executives are required to bring certain matters to the attention of Directors on a quarterly basis or sooner where appropriate. The compliance program's objective is to report non-compliance with its legal and regulatory obligations. The program requires executives, line managers, and employees to follow Group-wide reporting procedures. The program covers a number of regulatory areas including Accounting Standards, anti-discrimination and sexual harassment, Corporations Act, employee and industrial relations, environment, intellectual property, liquor law, occupational health and safety, privacy, product liability, professional indemnity and Directors' and officers' liability insurance, stock exchange, superannuation, taxation, trade practices, and treasury. The Group takes its regulatory obligations seriously and looks for initiatives to improve its standard of compliance on an ongoing basis.
- A Reportable Issues System to identify and report all potentially serious issues, including breaches of the law, which may affect the Group's operations, brands, or corporate reputation. The system is designed to ensure that potentially critical issues are reported quickly and shared with the right people to enable the Group to implement an effective and timely response.
- Regular reports by management to Directors, both oral and written, in addition to the compliance reporting program that covers the financial standing, operating results, and business risks of the Group. This is supplemented with an annual certification by the President & Chief Executive Officer and the Chief Financial Officer, confirming that the financial report represents a true and fair view, in all material respects, of the Company's condition and operational results.
- A clearly defined organisation structure with approved authority limits.
- Annual budgeting and monthly reporting systems for all business units, which enable progress against the strategy and annual plan to be monitored, trends to be evaluated, and variances to be addressed.
- Procedures relating to capital expenditure, asset, and liability management.
- Policies to manage the financial risks including hedging foreign exchange exposures.
- Appropriate due diligence procedures for corporate acquisitions and disposals.
- Directors' questionnaire to management.
- Risk engineering program that is aimed at reducing the risk of damage to property and interruption to business activities.
- Comprehensive Group-wide insurance program that includes a captive insurance company.

Compliance Committee

The Compliance Committee consists entirely of independent non-executive Directors and meets as required and at least four times per year.

This Committee's primary objective is to support and advise the Board on compliance matters relevant to the Group's operations. Specifically it is to monitor the Group's adherence to the Code of Ethics and the Code of Conduct and to help the Group fulfil its responsibilities relating to compliance with all applicable laws and regulations. Compliance means adhering to the spirit and the letter of the laws and regulations applicable to the Group's operations.

Foster's Compliance Working Group, which comprises representatives of management, is responsible for implementing the compliance program.

Internal audit

Internal audit monitors the internal control framework Group-wide. The Audit and Risk Committee approves the annual internal audit plan, reviews reports and agreed actions, and ensures that planned audit activities are aligned to business risks.

A firm other than the external audit firm provides internal audit services to the Group.

President & Chief Executive Officer and Chief Financial Officer statement

In addition, the President & Chief Executive Officer and Chief Financial Officer have provided a written statement to the Board that:

- Their statement referred to under Principle 4 on page 19 of this Concise Annual Report is founded on a sound system of risk management and internal compliance and control that implements the financial policies adopted by the Board.
- The Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Principle 8:

Encourage enhanced performance

Succession Committee

The Succession Committee comprises at least three members, the majority of whom are independent non-executive Directors. These include the Board Chairman, who under the Succession Committee Charter will be the Chairman of the Succession Committee. The Committee meets as frequently as required, but not less than twice a year.

This Committee's role is to support and advise the Board in relation to the processes for selecting, appointing, inducting, and developing capabilities of non-executive Directors appointed to the Board, as well as the process for selecting and appointing the President & Chief Executive Officer.

The Succession Committee has established processes for reviewing the performance of individual non-executive Directors, the Board as a whole, Board Committees, and the President & Chief Executive Officer. It also has processes to formalise the enhancement of skills and competencies and information reporting affecting the Board and its members.

The review of individual performance comprises a self evaluation, a peer evaluation, and an evaluation of non-executive Directors by the senior executive team. Performance is assessed against a wide range of criteria, including key areas of knowledge and understanding and contribution to the Board. The Company uses an independent external consultant to assist in the process.

The review of Board and Committee structures, functions, and processes are assessed against a number of criteria. These include measuring and improving performance, succession planning for non-executive Directors and their development, together with a comparison with other Boards and Board Committees on which a non-executive Director serves.

Key issues arising from these evaluations are then reviewed in one-on-one interviews with each of the non-executive Directors.

During the reporting period the agreed actions from the previous review were implemented. A review of performance is currently being undertaken.

The evaluation of senior executives' performance is addressed as a part of the processes described in the Remuneration Report.

Principle 9:

Remunerate fairly and responsibly

Human Resources Committee

The Human Resources Committee consists entirely of independent non-executive Directors and meets as required and at least four times per year.

This Committee's role includes the reviewing and, where appropriate, approving or recommending to the Board salaries, bonuses, executive remuneration, executive succession planning, incentive schemes, superannuation and other Group issues, plans, policies and philosophies related to the management of human resources.

Remuneration Report

The Remuneration Report, which has been included in the Directors' Report, provides information on the Group's remuneration policies and payment details for Directors and senior executives.

Principle 10:

Recognise the legitimate interests of stakeholders

Code of Ethics and Code of Conduct

Foster's recognises that its reputation is one of its most valuable assets and is founded largely on the ethical behaviour of the people who represent the Group.

The Board has an approved Code of Conduct that sets out the principles for ethical behaviour by all Group personnel and draws directly from the Code of Ethics (as described under Principle 3). This ethical framework provides the foundation for maintaining and enhancing Foster's reputation. Both the Code of Conduct and the Code of Ethics are available on the Foster's website – www.fostersgroup.com.

The Foster's Board and senior management are committed to the Code of Ethics and the Code of Conduct and the values and principles set out within them.

The Code of Ethics recognises the Group's responsibilities to its various stakeholders, including its shareholders, its suppliers, customers and consumers, its employees, and the community in general.

The Code of Conduct sets out high-level principles for fulfilling those responsibilities, including:

- Expectations of conduct by Group personnel in business dealings, including compliance with applicable laws.
- Expectations with regard to workplace safety, anti-discrimination and anti-harassment, resolving workplace issues, protecting the Company's assets, health, safety and environment, and drugs and alcohol.

As described above under Principle 3, we have processes for monitoring compliance with the Code of Conduct and reporting wrongdoing. It is made clear in the Code of Conduct that breaches of the Code of Conduct will be treated seriously and will lead to disciplinary action.

Conflicts of interest, related party transactions and political donations

Foster's has a Conflicts of Interest Policy and a Related Party Transactions Policy. The Group has a policy to ensure Directors and officers should not be involved in situations or arrangements which could give rise to conflicts of interest, irrespective of whether they involve transactions with related parties.

Directors and senior management are required to disclose to the Board details of any contract involving any company in the Group in which they have a material personal interest or which constitutes a related party transaction.

Where the Board is considering a matter in which a Director has a material personal interest, that Director may not be present during Board or Board Committee discussions nor vote on the matter unless permitted under specific circumstances in accordance with the Corporations Act.

Foster's does not make financial donations to political parties, however, the donation of beverage products is made in the ordinary course of promoting Foster's brands.

Compliance with recommendations in the ASX guidelines

As at the date of this report Foster's is compliant with the ASX guidelines. The non-executive Director's retirement benefits policy was discontinued from 1 January 2005.

Directors' Report

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2005.

1. Principal activities

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

2. Financial results

The consolidated net profit of the Group, after income tax expense and outside equity interests, was $936.1 million, a 17.1% increase on the previous corresponding period result of $799.3 million. The current period result included significant items which totalled a net gain after tax of $454.3 million. The prior period result included a net significant gain after tax of $329.9 million.

Earnings Before Interest, Tax, Amortisation and significant items (EBITA) increased 5.9% to $878.1 million, compared with $829.0 million in the previous corresponding period. Earnings Before Interest, Tax and significant items (EBIT) increased 3.7% to $789.3 million, compared with $760.8 million in the previous year. Significant items for the current year were a net gain before tax of $452.6 million compared with a net significant gain before tax of $169.1 million in the previous year.

Net interest expense increased by $4.2 million to $99.1 million. Income tax expense increased by $168.2 million to $216.5 million, mainly due to tax benefits associated with the significant items.

Further discussion on the review of operations is provided in the Group Financial Review which is disclosed elsewhere in this Concise Annual Report.

3. Review of operations

The EBITA contribution from each operating division was as follows:

- Carlton & United Beverages EBITA increased by 11.0% to $577.3 million, compared with $520.1 million in the previous corresponding period.
- International beer contributed $44.4 million, an increase of 1.8% over the previous corresponding period of $43.6 million.
- Wine business contributed EBITA of $300.5 million compared with $235.6 million in the previous corresponding period, an increase of 27.5%. Included in this result is a contribution from Southcorp of $19.8 million for the period since acquisition in May 2005.
- The Lensworth property division, which has been reported as a discontinued operation, contributed EBITA of $24.1 million prior to the divestment of this business in December 2004.
- In the previous corresponding period the discontinued operations contributed EBITA of $89.3 million, comprising Leisure & Hospitality of $39.5 million and the Lensworth property division of $49.8 million.
- Corporate division costs before tax were $68.2 million compared with $59.6 million in the previous year.

Further discussion on the review of operations is provided in the Group Financial Review which is disclosed elsewhere in this Concise Annual Report.

4. Significant items

The net significant gain before tax for the period of $452.6 million ($454.3 million after tax) comprises the following items:

- Sale of the Lensworth property business for net proceeds of $809.7 million with a resulting profit before tax of $459.5 million ($451.2 million after tax);
- Profit on sale of the 10% investment in Australian Leisure & Hospitality Limited of $55.4 million (nil tax expense applicable);
- Profit on disposal of Corporate artworks of $8.3 million (nil tax expense applicable), offset by;
- A provision against the carrying value of the investment in Foster's USA partnership of $23.7 million (nil tax expense applicable);
- A recoverable amount write down to Australian beer assets of $14.7 million ($10.3 million after tax) arising from a review of the remaining useful life of assets affected by the 2003 operational review, largely associated with the closure of the Kent brewery in Sydney;
- A provision against goodwill of the Sobemab bottling business of $13.9 million (nil tax expense applicable);
- Integration costs arising from the acquisition of Southcorp Limited of $6.5 million ($4.6 million after tax);
- Asset write-downs, provisions and other costs of $11.8 million ($8.1 million after tax) following the implementation of Wine Clubs & Services business improvement initiatives.

The previous year included a net significant gain before tax of $169.1 million ($329.9 million after tax) comprising:

- Sale of the Australian Leisure & Hospitality business for proceeds of $1.5 billion with a resulting profit before tax of $553.1 million ($551.9 million after tax);
- Release of Lensworth provisions and proceeds from the settlement of litigation of $34.7 million before tax ($25.5 million after tax), offset by;
- Net gain before tax of $14.7 million ($11.1 million after tax) resulting from Treasury restructuring activities.
- Wine Trade operational review $289.4 million ($177.7 million after tax).
- Costs in the wine division of $119.0 million before tax ($61.2 million after tax) mainly relating to a write-down of excess wine inventory at 31 December, the closure costs of three South Australian winemaking and storage facilities, the divestment of the UK Clubs business and other European wine business rationalisation.
- International beer costs of $3.0 million before tax ($2.5 million after tax) mainly associated with contractual arrangements.
- One-off costs in the corporate division of $22.0 million before tax ($17.2 million after tax) mainly comprising a recoverable amount write-down to Group IT assets and additional Company superannuation contributions.

5. Significant changes to state of affairs

In December 2004 the Group successfully divested the Lensworth property business for net proceeds of $809.7 million. The sale represents the divestment of the final non-core asset in the Foster's premium beverages portfolio.

In May 2005 the Group obtained control of Southcorp Limited following an off-market takeover offer. In June 2005 the Group initiated the compulsory acquisition of shares in Southcorp not acquired under the offer. The final offer price of $4.26 per share resulted in purchase consideration, excluding acquisition costs and net debt acquired of $3.2 billion.

6. Shares

Movement in shares during the period were as follows:

Movement in Contributed Equity	Number of ordinary fully paid shares (million)	$m
Balance at 1 July 2004	2,008.8	3,570.7
On-market buy-back	(28.7)	(142.1)
Dividend reinvestment plan	19.2	93.9
Long Term Incentive Plan	1.1	-
Employee share plans	1.0	0.4
Options exercised	0.5	1.1
Balance at 30 June 2005	2,001.9	3,524.0

A shareholders meeting was held in March 2004 where shareholders approved the repurchase of up to 200 million ordinary shares. The Company announced its intention subject to market conditions to repurchase up to 125 million ordinary shares through an on-market share buy-back. During the 2004 financial year 10.5 million ordinary shares were purchased by the Company as part of this on-market buy-back program at a cost of $47.1 million.

During the 2005 financial year 28.7 million ordinary shares were purchased by the Company at a cost of $142.1 million. The shares were bought back at prices ranging between $4.56 and $5.50 per share, at an average of $4.94 per share. Since the March 2004 shareholders meeting a total of 39.2 million ordinary shares have been bought back at prices ranging between $4.33 – $5.50 per share, at an average price of $4.82 per share.

Under the terms of the Employee Share Grant Plan approved by shareholders on 25 October 2004, a total of 931,698 fully paid ordinary shares were issued to over 4,600 Group employees. The shares were the equivalent value of $1,000 based on the weighted average price of the Company's shares traded on the Australian Stock Exchange (ASX) over the one week period up to and including the allocation date. The majority of the shares were allocated in March 2005.

In September 2004, Mr Ted Kunkel, a former member of the Board and former President & Chief Executive Officer, exercised options held over 500,000 unissued ordinary shares, at an exercise price of $2.12 per share resulting in proceeds to the Company of $1.1 million. Mr Kunkel retains options over 750,000 unissued ordinary shares at an exercise price of $2.12 per share.

Under the terms of the International Employee Share Plan, a total of 0.1 million fully paid ordinary shares were issued during the period. These shares are issued at a 50 cents per share discount to the applicable weighted average market price at the time of issue to eligible employees, at a price which ranged from $4.22 to $5.36 per share.

In accordance with the terms of the Long Term Incentive Plan (LTIP), the 2000 year offer satisfied the performance conditions of that offer and each participant received the minimum number of shares under their entitlement. This resulted in 1.1 million fully paid ordinary shares being issued at nil cost.

For details of the maximum number of unissued shares under outstanding options and LTIP grants, see note 27 of the notes to the full financial report.

7. Dividends and DRP

The 2003/2004 final dividend of $209.9 million (10.50 cents per ordinary share) was paid on 1 October 2004. Dividend reinvestment plan participation resulted in 10.6 million ordinary shares being issued at $4.62 per share, increasing share capital by $48.9 million.

The 2004/2005 interim dividend of $184.4 million (9.25 cents per ordinary share) was paid on 4 April 2005. DRP participation resulted in 8.6 million ordinary shares being issued at $5.23 per share, increasing share capital by $45.0 million.

The Directors have declared a final fully franked dividend of 10.75 cents per ordinary share, an increase of 2.4 per cent over the previous year. The total fully franked dividend for the year will amount to 20.00 cents per share, an increase of 3.9 per cent over the total fully franked dividend for 2004/2005.

8. Future developments

In delivering the vision to be a leading premium branded beverage Company, the Group remains focused on three market facing strategies:

1. To be the leading premium branded, multi-beverage business in Asia Pacific;
2. To be the leading premium wine business in the world; and
3. To leverage and maximise the Foster's brand globally.

Other likely developments in the operations of the Group and the Group's business strategies and prospects in subsequent financial years and the expected results of these operations are generally covered elsewhere in the annual report.

While the Company continues to meet its obligations in respect of continuous disclosure, further information on likely developments, business strategies and prospects has not been included because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

The expected impact of the introduction of International Financial Reporting Standards is outlined in the notes to the accounts.

9. Events subsequent to reporting date

As part of the integration plan for Southcorp operations, several regions have been identified where the Group has surplus wine processing capacity due to duplicated facilities. On 30 August 2005 the Board approved plans to consolidate wine processing to the facilities which offer the better platform for quality, efficiency and future growth. This has resulted in the planned closure of one of the Group's Hunter Valley wineries and one of the smaller wineries in the Coonawarra region.

10. Environmental regulation

Management of environmental issues is a core component of operational management within the Group's businesses. As a beverage producer and retailer, operating in a clean environment producing wholesome, safe products is core to its business. The Group's operations involve the use of large quantities of natural renewable raw materials, primarily barley, hops, sugars and wine grapes; consumption of water, energy and other processing materials; release of wastes to sewers, natural waterways, land and air; and the use of large quantities of consumer packaging, predominantly glass bottles, aluminium cans and cardboard boxes. Many discharges to the environment are regulated through a range of licences or permits.

Group policy is to ensure that all environmental laws and permit conditions are observed. The Group monitors its operations through a Health, Safety and Environment Management System, overlaid with a compliance system overseen by the Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Under the compliance system, the Committee and the Board of Directors receive quarterly reports detailing matters involving non-compliance and potential non-compliance. These reports also detail the corrective actions that have been taken.

During the year under review the Group was prosecuted over an environmental breach at the Yatala Brewery in Queensland and was fined $1,500 in March 2005 for breaching its development approval in relation to an odour emission. The Yatala Brewery was previously fined $1,500 in December 2003 for breaching its development approval in relation to an odour emission.

11. Non-audit services

The Audit and Risk Committee has evaluated the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor.

During the 2005 financial year remuneration to PricewaterhouseCoopers for non-audit services provided to the Group totalled $0.7 million (2004 $4.1 million) for taxation services. The Board, on advice of the Audit and Risk Committee is satisfied that the provision of these services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Board is satisfied that the provision of those services did not compromise the auditor independence requirements on the basis that the services are consistent with the Committee's Charter for non-audit services, that had previously been approved by the Board, coupled with the transitional arrangements (agreed by the Board) that are in place relating to taxation services.

The auditors' independence declaration is attached as part of this report.

12. Directors and Secretary

The members of the Board of Directors of Foster's Group Limited who held office during the whole of the year and up to the date of this report are as follows:

Frank J Swan
Trevor L O'Hoy
M Lyndsey Cattermole AM
David A Crawford
Brian Healey
Graeme W McGregor AO
Max G Ould

Details of the qualifications, directorships of other listed companies including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities of the members of the Foster's Board are set out below.



Frank J Swan B.Sc., FAICD, FID (UK)

Member of the Board since August 1996 (nine years) and Chairman since October 1999. He is an independent Director.

Current directorship: Commonwealth Bank of Australia (since July 1997). Previous directorships: National Foods Limited (from March 1997 to June 2005) and Southcorp Limited (from May 2005 until delisted in June 2005).

Mr Swan has had extensive experience in the food and beverages industries. He was a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc. Mr Swan is the Chairman of the Succession and Human Resources Committees.



Trevor L O'Hoy B.Ec.

Member of the Board since April 2004 (one year). He is the President & Chief Executive Officer of the Company and is the only Executive Director on the Company's Board.

Previous directorship: Southcorp Limited (from May 2005 until delisted in June 2005).

Mr O'Hoy has 29 years' experience with the Foster's Group. He was previously Managing Director of Carlton and United Beverages Limited and before that, Chief Financial Officer of Foster's Group Limited. Mr O'Hoy is a director of a number of subsidiaries of Foster's Group Limited. Mr O'Hoy is a member of the Treasury and Succession Committees.



M Lyndsey Cattermole AM, B.Sc., FACS

Member of the Board since October 1999 (five years). She is an independent Director.

Current directorship: Tattersall's Limited (since May 2005). Previous directorship: Kaz Group Limited (from March 2002 to July 2004).

Mrs Cattermole has had extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She also has had a number of significant appointments to government, hospital and research boards and committees. Mrs Cattermole is a member of the Human Resources and Compliance Committees.



David A Crawford BCom., LLB, FCA, FCPA

Member of the Board since August 2001 (four years). He is an independent Director.

Current directorships: BHP Billiton Limited (since May 1994), Lend Lease Corporation Limited (since July 2001, Chairman since May 2003) and Westpac Banking Corporation (since May 2002). Previous directorship: National Foods Limited (from November 2001 to June 2005).

Mr Crawford has had extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson. Mr Crawford is the Chairman of the Treasury Committee and a member of the Audit and Risk Committee.



Brian Healey

Member of the Board since December 1993 (11 years). He is an independent Director.

Current directorships: Centro Properties Limited (since February 2000, Chairman since that date) and Incitec Pivot Limited (since June 2003, Deputy Chairman since that date). Previous directorships: Centro (CPL) Limited (from September 1993 until delisted in October 2004), Orica Limited (from May 1996 to December 2003) and Southcorp Limited (from May 2005 until delisted in June 2005).

Mr Healey has had extensive experience in the international consumer goods business, including the wine market. He was Chairman of Mildara Blass prior to its acquisition by Foster's. Mr Healey is Chairman of the Compliance Committee and a member of the Audit and Risk and Succession Committees.



Graeme W McGregor AO, BEc., FCPA, FAICD

Member of the Board since April 1999 (six years). He is an independent Director.

Current directorship: Santos Limited (since September 1999). Previous directorships: Nufarm Limited (from January 2000 to July 2005) and WMC Resources Limited (from December 2003 to June 2005).

Mr McGregor has had extensive financial and business experience having worked with large corporations and government. He is a member of the Financial Reporting Council and was previously a Director of Foster's from 1992–1996. Mr McGregor is the Chairman of the Audit and Risk Committee and a member of the Treasury Committee.



Max G Ould BEc.

Member of the Board since February 2004 (one year). He is an independent Director.

Current directorships: The Australian Gas Light Company (since January 2004) and Pacific Brands Limited (since February 2004). Previous directorship: National Foods Limited (from June 1996 to July 2003).

Mr Ould has had extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a member of the Human Resources and Compliance Committees.

Company Secretary
Martin M Hudson LLB, B Juris

Mr Hudson has 35 years of international legal and senior executive experience, including three and a half years as Company Secretary and Chief General Counsel of Southcorp Limited and six and a half years as Chief General Counsel to the Pacific Dunlop group of companies. He also has extensive experience with national law firm Freehills, the last eight years in which he represented Freehills as variously Managing Partner/Chairman in the Melbourne office, a member of the National Board, and senior partner in the London office. Mr Hudson is a Director of a number of subsidiaries of Foster's Group Limited. He is accountable to the Board through the Chairman on all governance matters. Mr Hudson joined the Group in July 2005.

Assistant Company Secretary
Robert K Dudfield BEc, CPA, ACIS

Mr Dudfield is the Assistant Company Secretary of Foster's Group Limited and the Company Secretary of a large number of its subsidiaries. Mr Dudfield has been an employee of the Group for more than 30 years.

13. Remuneration Report

The Remuneration Report, which comprises part of this Directors' Report, is presented separately on the following pages.

14. Options

In the financial year ended 30 June 2005 and up to the date of this report, no options were granted over unissued shares. Given the current use of the LTIP, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

Details of LTIP grants made, in the financial year ended 30 June 2005 and up to the date of this report, to the President & Chief Executive Officer and five of the most highly remunerated executives of the Company, and of the maximum number of shares which may be issued under outstanding LTIP grants, are set out in section 7 of the Remuneration Report.

15. Indemnities and insurance

Rule 29 of the Company's Constitution provides that the Company will indemnify each officer of the company against any liability incurred by that officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of that officer's duties to the extent permitted by law.

An officer for the purpose of this provision includes any Director or Secretary of the Company or the Company's subsidiaries, executive officers or employees of the Company or its subsidiaries and any person appointed as a trustee by, or acting as a trustee at the request of the Company and includes former Directors.

The Company is a party to deeds of access, indemnity and insurance ('Deeds') the benefit of which Directors of the Company and its subsidiaries are entitled. The executive officers of the Company and its subsidiaries are also entitled to the benefit of Deeds.

Each of the Directors of the Company and the Secretary of the Company are entitled to the benefit of the indemnity under the Constitution and the Deeds.

No amount has been paid pursuant to those indemnities in the year ended 30 June 2005 or since that date to the date of this report.

The Company's Constitution permits the Company, subject to the Corporations Act 2001, to make payments by the way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer. The Deeds also provide for payment of those insurance premiums in respect of Directors and such officers. In accordance with normal commercial practices, under the terms of the insurance contracts, the details of the nature and extent of the liabilities insured against and the amount of premiums paid are confidential.

16. Rounding

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

The number of Directors' meetings and Board Committee meetings held in the period each Director held office during the financial year and the number of meetings attended by each Director are:

			Board Committees									
Director	Board		Audit and Risk		Human Resources		Compliance		Succession		Treasury	
	A	B	A	B	A	B	A	B	A	B	A	B
ML Cattermole	20	20			6	6	4	4				
DA Crawford	19	20	5	5							7	7
B Healey	19	20	5	5			4	4	1	2		
GW McGregor	19	20	5	5							7	7
MG Ould	20	20			6	6	4	4				
TL O'Hoy	20	20							2	2	7	7
FJ Swan	20	20			6	6			2	2		

Column A indicates the number of meetings attended during the period the Director was a member of the Board and/or Board Committee.
Column B indicates the number of meetings held during the period the Director was a member of the Board and/or Board Committee.

17. Financial certification

The President & Chief Executive Officer and the Chief Financial Officer have provided to the Board a written declaration that the 2005 financial statements comply with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and give a true and fair view.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated 30 August 2005, Melbourne.

Frank J Swan
Chairman

Trevor L O'Hoy
President & Chief Executive Officer

Auditors' Independence Declaration to the Directors of Foster's Group Limited

As lead auditor for the audit of Foster's Group Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.

PricewaterhouseCoopers

Con Grapsas — Partner
Melbourne — 30 August 2005

Remuneration Report

Contents

Section 1. Board Human Resources Committee

The Board Human Resources Committee reviews, approves or recommends to the Board matters relating to executive or Director remuneration. More details are provided in the Corporate Governance Statement of the Concise Annual Report.

Section 2. Non-executive Directors' remuneration

The Board determines fees payable to non-executive Directors, based on advice from external consultants. The fees are consistent with those paid to non-executive Directors in comparable companies, while remaining within the aggregate limit approved by shareholders. Shareholders' last approval for the maximum aggregate remuneration of $1,200,000 per year was given at the Annual General Meeting on 25 October 2004.

The Board's focus is on the long-term strategic direction and overall performance of the Company. Consequently, the non-executive Directors' remuneration is not directly related to the short-term results of the Group. The non-executive Directors have agreed to apply 20 per cent of their base Board fee to purchase shares in the Company on a post-tax basis. The shares are bought on market in the months following the announcement of the Company's half-yearly and annual results. Due to the timing of the bid for Southcorp Limited, no shares were purchased following the Company's half-year results announcement in February 2005. The fees that would have been used to buy these shares will now be used to buy shares following the Company's annual results announcement in August 2005. There are no restrictions on the shares because Directors' base fees have been used to acquire them.

Before 1 January 2005, all non-executive Directors, except Max Ould, received retirement benefits in accordance with the non-executive Directors' retirement benefits policy approved by shareholders in 1988. This policy provided for one lump sum payment equal to one tenth of total fees, for the three years preceding retirement, for every year of completed service as a Director up to a maximum of 16 and two-thirds years of service.

As these arrangements did not comply with aspects of Recommendation 9.3 of the Australian Stock Exchange (ASX) Corporate Governance Principles, the policy was discontinued effective 1 January 2005 (or for any Directors commencing since July 2003). At this date, the balance of accrued benefits was rolled into the Foster's Group Superannuation Fund and an increase in fees was granted in accordance with the shareholder approval at the Annual General Meeting held on 25 October 2004. This was to address the forfeiture of future retirement benefits under the policy, and to ensure the level of non-executive Director remuneration was in line with other comparable companies.

Max Ould, who started as a non-executive Director after July 2003 and therefore did not receive the retirement benefit, received no corresponding fee increase. Instead, he started on a higher base fee that reflected the exclusion of the retirement benefit. The following fee structure has applied to all non-executive Directors since 1 January 2005 (including superannuation contributions):

Chairman:	$331,500	
Non-executive Director:	$110,500	
Audit Committee:	Chair: $19,500	Member $9,750
Human Resources Committee:	Chair: $6,500[1]	Member $3,900
Compliance Committee:	Chair: $9,750	Member $6,500
Treasury Committee:	Chair: $6,500	Member $3,900
Succession Committee:	Chair: $6,500[1]	Member $3,900[2]

1 Not paid to Frank Swan (Chairman does not receive committee fees).
2 $1,300 per meeting up to a cap of $3,900.

Since 1 January 2005, in accordance with Recommendation 9.3 of the ASX Corporate Governance Principles, non-executive Directors have received statutory superannuation contributions equal to nine per cent of the cash component of total fees. These contributions have been made into the Foster's Group Superannuation Fund, except where an election has been made to contribute to an alternative fund.

Non-executive Directors do not participate in the Company's incentive plans. Board fees are not paid to executive Directors since the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.

Section 3. Executive remuneration policy and structure

Remuneration policy

The Company's remuneration policy is designed to ensure that remuneration levels properly reflect the duties and responsibilities of executives. The structure of remuneration (explained below) aims to support this policy, with exceptions made as required to ensure the Company is able to attract and retain the best available talent.

Remuneration policy and practice is benchmarked to markets using information and advice from external, independent consultants. In general, the markets against which we set our remuneration levels are major corporates (excluding resources and financial services) or, where there is sufficient market depth, fast moving consumer goods (FMCG) companies. For the most senior executives, global subsets of these markets are also used.

The Board considers it important that executives have ongoing share ownership in the Company. The existing Long Term Incentive Plan (LTIP) reflects this view. In the normal course, the Directors expect that over a period of about five years, executives should aim to acquire shares to the value of one times their prevailing remuneration, and in the case of the President & Chief Executive Officer 1.5 times prevailing remuneration.

Severance payments on termination are limited to executives' pre-existing contractual arrangements. Details of these arrangements are disclosed for continuing specified executives in section 5 of this report, and for non-continuing specified executives in section 6.

Remuneration structure

Remuneration packages are structured in such a way that a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. All executives have personal performance objectives that include the achievement of operating result targets.

Executives' remuneration is composed of the following elements:

- Fixed remuneration – includes salary, non-monetary benefits and superannuation
- Short-term incentive
- Long-term incentive

The short- and long-term incentive components of executive remuneration are at risk, i.e. they vary with performance. At target levels of performance, the combined components of remuneration are generally intended to deliver around market median, while for superior performance the Company aims to deliver around the 75th percentile (i.e. where actual levels exceed 75 per cent of comparator companies). To achieve this, the proportion of remuneration that is at risk becomes greater for more senior positions. For a given level of executive, the components' various weightings are held as consistently as practicable on a global basis, with exceptions existing to cater to markets where practice places greater emphasis on certain components. The following chart shows how remuneration is structured for salaried employees:

CHART 3.1 Remuneration structure by level [1]


Fixed remuneration
Target short-term incentive
Threshold long-term incentive[2]
100%
80%
60%
40%
20%
0%
CEO[3]
Senior Executive
Executive
Senior Management
Management
Other[4]

1 Amounts shown reflect typical weightings only, as some variations in regional remuneration structures exist.

2 The long-term incentive value reflects the market value of shares offered for threshold performance, as determined at the time of offer.

3 Amounts shown reflect the President & Chief Executive Officer's remuneration as outlined in section 4. Under his new arrangement, target STIP and threshold LTIP are each equal to 75 per cent of fixed remuneration.

4 Other employees include Australian, non-management salaried employees and equivalents in other countries. Short-term incentive payment opportunities may differ slightly by country.

Details of the proportion of actual remuneration at risk are shown for the President & Chief Executive Officer and specified executives in section 6C of this report.

Fixed remuneration

Executives' fixed remuneration is either on a total remuneration basis (Australia) or, for those executives whose home country is not Australia, a base salary basis, where additional benefits are provided.

Australian executives

Fixed remuneration is referred to as total remuneration and includes any benefits that the executive has nominated to receive as part of his or her package. These may include novated or standardised car leases, car parking, and any additional superannuation contributions beyond that required by the Company. The balance comprises a cash salary and a mandatory superannuation contribution (which may vary depending on the section of the Foster's Group Superannuation Fund in which the executive participates).

In addition to the benefits mentioned above, executives may also receive non-monetary benefits that are in addition to their stated total remuneration. These may include car parking, product allocations (such as wine, beer or other Foster's beverages), event tickets, and other miscellaneous benefits.

Non-Australian executives

Fixed remuneration structures differ slightly depending on the country of origin, but outside Australia the typical practice is to have a base salary plus a number of benefits consistent with market competitive practice. Of the specified executives listed in section 6 of this report, Pete Scott is on an expatriate arrangement that reflects both his home country's (US) fixed remuneration structure and the additional benefits associated with an expatriate assignment. References to fixed remuneration in this report refer only to the base salary component in relation to non-Australian employees.

The level of fixed remuneration is determined by the scope of the role, level of knowledge, skill, and experience required of the individual, and is generally set by reference to the market median.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed by the Company's Individual Performance Management program. This program assesses employee performance against a number of agreed key performance objectives and against six individual behaviours, intended to reflect the aims of the Company's mission, vision, and values.

Short-term incentive plan

All executives participate in Foster's Short Term Incentive Plan (STIP), which operates globally. The plan's objective is to encourage executives to meet their own individual performance targets, while also supporting the broader business objectives.

Under the plan, each participant has a target payout set as a percentage of fixed remuneration, which is 75 per cent for the President & Chief Executive Officer and typically 60 per cent for his direct reports. Targets at all levels are set on the basis of independent external market data such that target performance will be rewarded with around market median remuneration. Actual payments are principally determined by:

1. Business financial performance, based on an economic profit measure (explained below).
2. Individual performance, based on the Company's Individual Performance Management program that assesses employee performance against a number of agreed key performance objectives, and against six individual behaviours.

For business performance, economic profit was adopted as the principal measure to reflect the Company's objective of improving earnings growth and maximising its return on the capital employed. It is calculated using EBITAS less a capital charge. EBITAS is earnings before interest, tax, amortisation, significant items, and SGARA (accounting requirement for Self Generating and Re-Generating Assets). The capital charge is based on the average cost of capital employed. The performance measures used in determining payments under the STIP are currently being reviewed to ensure the plan continues to be an effective driver of performance under the changing organisational structure.

The Board relies on audited annual results to declare all short-term incentive plan payments.

Long-term incentive plan

The Foster's Long Term Incentive Plan (LTIP) is designed to reward executives for delivering long-term shareholder returns, and was last approved by shareholders in 2003. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if certain performance standards are met (and subject to continued employment).

LTIP performance standard

The performance standard is measured by Total Shareholder Return (TSR) compared with a peer group of companies, measured over a three-year performance period. Relative TSR performance was chosen as the most effective way to measure and reward the extent to which shareholder returns are generated

relative to the performance of those companies with which the Company competes for capital, customers, and executive talent. Regular reporting to LTIP participants on total shareholder returns and peer group performance is used to ensure attention is given to the ongoing level of shareholder return.

For existing offers, if threshold performance (described below) is not achieved during the initial three-year performance period, the Board may choose to extend the performance period by no more than two years. However, the Human Resources Committee has reviewed the plan and, taking into account emerging best practice, has resolved that such extensions will not be granted for any future offers (i.e. those made from 2005 onwards). For existing offers that are extended, the performance standard will be measured monthly during the extension until such time that the threshold performance has been exceeded for three consecutive months. Only the threshold number of shares under a participant's entitlement may then be distributed. In the event that the threshold performance is not met during three consecutive months during the extension, no shares will be allocated under the LTIP.

The peer group comprises companies on the ASX (generally top 30 by market capitalisation, including Foster's but excluding resource companies and News Corporation, plus 20 in the same industry sector), as well as 10 international companies in the same industry sector. For the 2005 offer, the peer group will comprise the companies listed below.

ABC Learning Centres	Lion Nathan
Amcor	Macquarie Bank
AMP	Macquarie Communications Infrastructure Group
Anheuser-Busch Inc*	Macquarie Infrastructure Group
APN News & Media	Metcash
Aristocrat Leisure	Molson Coors Brewing Co*
Australia & New Zealand Banking Group	National Australia Bank
Australian Gas Light Co	Pernod-Ricard SA*
AWB	Publishing & Broadcasting
AXA Asia Pacific Hldgs	Qantas Airways
Billabong International	QBE Insurance Group
Brambles Industries	Rinker Group
Brown-Forman Corp*	SABMiller PLC*
Burns Philp & Co	Scottish & Newcastle PLC*
Coca-Cola Amatil	Seven Network
Coles Myer	St George Bank
Commonwealth Bank of Australia	Stockland
Constellation Brands Inc*	Suncorp-Metway
CSL	TABCORP Holdings
Diageo PLC*	Tattersall's
Flight Centre	Telecom Corp of NZ
Foodland Associated	Ten Network Holdings
Futuris Corp	Transurban Group
GPT Group	UNiTAB
Harvey Norman Holdings	Wesfarmers
Heineken NV*	West Australian Newspapers Holdings
InBev NV*	Westfield Group
Insurance Australia Group	Westpac Banking Corp
John Fairfax Holdings	Woolworths

*Indicates a company listed on an exchange other than the ASX.

For previous offers, peer groups of around 50 companies were selected on similar principles, with international companies included since the 2002 offer, and finance sector companies included since the 2004 offer. Full lists of the peer groups used are available on request.

If the Company's relative performance is below the median of the peer group (i.e. the threshold), no shares are issued. If the Company's relative performance is at the median or above (the equivalent of being ranked 31st among 60), the participants will be entitled to a number of shares, between the threshold and maximum. The maximum entitlement is twice the number of shares available for threshold performance, and is issued when the performance level achieves the 85th percentile ranking of TSR relative to the peer group. The allocation schedule is illustrated below.

CHART 3.2 LTIP allocation schedule


Allocation as a percentage of maximum
100
75
50
25
0
10
20
30
40
50
60
70
80
85
90
100
TSR percentile ranking

The value of shares offered for threshold performance, as determined at the time of offer, is set as a percentage of a participant's fixed remuneration and depends on their role, as shown in Chart 3.1. The number of shares offered in relation to this value is based on the three-month average share price up to and including the start of the initial three-year performance period.

The Board relies on audited procedures using data from external providers to reach any decision regarding the distribution of shares under the LTIP.

Regional variations of LTIP

In order to reflect distinct legal requirements in the countries in which it operates, Foster's conducts different versions of the LTIP in a number of jurisdictions. All versions maintain the main features of LTIP, including the requirement for performance standards to be reached over the three-year performance period in order for shares to be allocated to a participant. Nothing is payable by participants on the allocation of LTIP shares.

If the participant is an Australian resident, shares allocated under the LTIP are held in trust and may be forfeited if the employee is terminated for cause. Participants may elect to have the shares transferred to them within 10 years of the day the shares are allocated.

For participants of LTIP who are tax residents of the US, an election may be made in advance of vesting – when the shares would otherwise be allocated under the LTIP – that allows a nominated proportion of any vested entitlement to be granted as phantom deferred shares. These shares are provided to allow the plan to operate similarly in the US as in Australia, and in effect constitute an obligation by the Company to allot shares at the conclusion of the nominated deferral period (which may not be more than 10 years). Dividends are not payable on phantom deferred shares, but adjustments are made to holdings to reflect the amount an equivalent holding in ordinary shares would have increased had dividends been reinvested. Similarly, holdings in phantom deferred shares are modified to reflect any capital adjustments. As phantom deferred shares are granted as a consequence of LTIP vesting, there are no further performance conditions attached and no forfeiture provisions.

Offers due to have vested during the year

There were 1,122,755 shares and 79,960 phantom deferred shares issued under LTIP offers for the year ended 30 June 2005, allocated to 73 participants in the extended 2000 offer. Under this offer, the performance conditions were met by achieving a better than median ranking relative to the peer group of companies for the months of May, June, and July 2004. Consistent with the treatment of extended offers explained above, only half the maximum number of shares vested to participants.

The 2001 offer's threshold performance conditions were not met at the end of the initial three-year performance period, to 31 August 2004. By virtue of the provisions of the trust deed and rules constituting the different LTIP versions, the Board exercised its discretion to extend the performance period by two years. Under this extension, only half the maximum number of shares under a participant's entitlement may be distributed, subject to the Company achieving at least a median rank on TSR relative to the peer group for three consecutive months. At the date of this report, the extended 2001 offer remained unvested.

Operation of LTIP

Participation in LTIP is governed by Company policy and the plan trust deed in Australia and plan rules in other countries. Participation is at the Company's discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefit under the plan. There are no restrictions on the transfer of shares under the LTIP once they vest to participants, other than for phantom deferred shares, which may only be released when employment ceases.

Participants who cease employment before the conclusion of a performance period are no longer eligible to receive shares, but subject to Board discretion, may receive a cash payment in lieu in cases of retirement, redundancy, ill health, death, or where the participant's employer ceases to be a Foster's Group company. In such circumstances, the Board would decide the amount paid having regard to the time that has elapsed since the offer, the allocation schedule, and reflecting the degree to which the performance standards have been achieved.

If there is a change in control of Foster's, during the performance period, the offer may lapse and the Board has discretion to make a cash payment to a participant, on such basis as the Board determines.

Other equity plans

Foster's Employee Share Grant Plan

Most full-time or part-time permanent employees (including executives) with at least six months' service with the Company are eligible to participate in the Foster's Employee Share Grant Plan, which was approved by shareholders at the Annual General Meeting held on 25 October 2004. Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval. The Company conducts separate versions of the plan in the different countries in which it operates to reflect local compliance requirements while preserving the plan's main features. For example, in some countries, a portion of these shares may be sold at the time of grant to pay for employee or employer taxes. Participants may not transfer shares until the earlier of three years after they are acquired or when employment ceases.

A total of 931,698 shares were allocated under the plan for the year ended 30 June 2005. A second allocation is planned for December 2005.

Foster's International Employee Share Plan

Under the Foster's International Employee Share Plan employees resident in the US and the UK had the right to contribute a specified percentage of their salary to buy Company shares at a discount of up to 15 per cent of the prevailing market price. (For the year ended 30 June 2005, the discount was AU$0.50 for all acquisitions made under the plan). Shares under the plan were subject to a restriction on transfer of 12 months or until the employee left the Company.

Further issues under the International Employee Share Plan ceased in January 2005 on the basis that participants are eligible to participate in the Employee Share Grant Plan.

Performance of Foster's

Charts 3.3 and 3.4 below illustrate two of the key links between executive remuneration and Company performance.

Chart 3.3 shows the link between the Company's earnings (EBITAS) and payments made to the most senior executives under the Short Term Incentive Plan. The link between EBITAS and the Company's STIP is explained in section 3.

Chart 3.3 Foster's earnings versus STIP payments


Normalised EBITAS[1] growth
STIP as % of target[2]
50%
40%
30%
20%
10%
0%
-10%
-20%
150%
125%
100%
75%
50%
Normalised EBITAS growth
STIP as % of target
2001
2002
2003
2004
2005
Financial Year

1 EBITAS is earnings before interest, tax, amortisation, SGARA and significant items. This value is normalised to apply only to continuing entities.

2 Average payment made to senior executives under the Short Term Incentive Plan (STIP) as a percentage of target.

Chart 3.4 shows the Company's Total Shareholder Return (TSR) performance against the peer groups used in the LTIP. TSR includes share price growth, dividends, and other capital adjustments such as share buy-backs. Each line represents the Company's TSR percentile ranking versus the relevant offer's peer group, as measured over the period since 1 September in the year of offer. For example, at the date of vesting of the 2000 offer (August 2004, as illustrated by a circle), the TSR ranked at the 51st percentile as measured from 1 September 2000 to 31 July 2004.

Chart 3.4 Foster's relative TSR performance


1998 LTIP
1999 LTIP
2000 LTIP
2001 LTIP
2002 LTIP
2003 LTIP
2004 LTIP
Represents vesting
100% LTIP vesting
Proportional vesting
100
90
80
70
60
50
40
30
20
10
0
TSR percentile ranking versus LTIP peers
Jul-00
Jul-01
Jul-02
Jul-03
Jun-04
Jun-05
Measurement Date

Review of remuneration and performance

The Human Resources Committee approves the remuneration levels of the President & Chief Executive Officer and other senior executives. This is done taking account of advice from independent consultants, and after considering levels that apply to similar positions in comparable companies, as well as the performance of the President & Chief Executive Officer and senior executives.

The President & Chief Executive Officer evaluates the performance of the most senior executives in conjunction with the Human Resources Committee. The Chairman and the Board evaluate the President & Chief Executive Officer's performance. Executives' performance assessments are completed using the Company's Individual Performance Management program.

The general terms and conditions of all remuneration programs are reviewed annually to ensure that they continue to achieve the aims of the Company's remuneration policy.

Section 4. President & Chief Executive Officer's remuneration

The remuneration arrangements of the President & Chief Executive Officer, Trevor O'Hoy, are in accordance with his service agreement and are summarised below.

Fixed remuneration

Trevor O'Hoy's fixed remuneration includes certain benefits that he nominates to receive as part of his package (no benefits were included for 2005). Fixed remuneration also includes a mandatory contribution to the Defined Benefit section of the Foster's Group Superannuation Fund. The contribution amounts to 18 per cent of the cash component of fixed remuneration and is based on an actuarial assessment of the long-term cost to the Company of funding the entitlement. The actual benefit that will accrue to Trevor O'Hoy under this arrangement is calculated as a percentage (his Benefit Multiple) of the cash component of his fixed remuneration averaged over the last three years of service (and subject to an age discounting factor if service finishes prior to the age of 55). His Benefit Multiple at 30 June 2005 is 518 per cent and relates to service with the Company from 9 February 1976. The multiple will continue to increase each year by 17.75 per cent up to a maximum of 700 per cent.

Some additional non-monetary benefits were also received. These may include event tickets, product allocations such as wine, beer and other Foster's beverages, and an interest-free loan on shares held under the Foster's Employee Share and Option Plan. (No shares were granted to Trevor O'Hoy under this plan during the year.)

Trevor O'Hoy's fixed remuneration is reviewed annually by the Board against the remuneration of Chief Executive Officers in similarly sized roles in both local and international peer companies. On the basis of this year's review, the Board has approved an increase in Trevor O'Hoy's fixed remuneration to $1,450,000 effective 1 September 2005.

Short-term incentive plan

Trevor O'Hoy participates in the same Short Term Incentive Plan as other executives, as described in section 3 of this remuneration report. His target opportunity under the plan is equal to 75 per cent of fixed remuneration. Actual payments are based on:

- The Group's economic profit performance against target (as explained in section 3),
- Earnings per share versus target, and
- An annual assessment of individual performance against objectives agreed with the Board.

The Human Resources Committee has assessed the criteria listed above in relation to the year ended 30 June 2005 and, as a result, $1,426,000 is to be paid to Trevor O'Hoy under the Short Term Incentive Plan, representing 108 per cent of fixed remuneration (i.e. 144 per cent of target).

Long-term incentive plan

Trevor O'Hoy participates in the same Long Term Incentive Plan as other executives, as described in section 3 of this remuneration report. As an executive Director, his allocation is approved each year by shareholders. In 2004, shareholders approved an allocation with a threshold entitlement of no more than 170,000 shares, based on 60 per cent of fixed remuneration (maximum entitlement of 340,000 shares). The performance period for this offer began on 1 September 2004.

Trevor O'Hoy's LTIP opportunity is reviewed annually by the Board against the remuneration of Chief Executive Officers in similarly sized roles in both local and international peer companies. On the basis of this review, the Board has approved an increase in Trevor O'Hoy's threshold LTIP opportunity to 75 per cent of fixed remuneration. On this basis, a proposal is being put to shareholders in October 2005 for an allocation with a threshold entitlement of 201,400 shares (maximum entitlement of 402,800 shares). Using the share price as at 30 June 2005, the fair value of the offer (as described in section 7E) is estimated to be $1,003,000. The actual number of shares, if any, that will be allotted under the plan will depend on the Company's total shareholder return compared with a peer group of companies, as detailed in section 3 of this remuneration report.

Other equity plans

Trevor O'Hoy received $1,000 worth of shares in April 2005 as part of the inaugural grant of the Foster's Employee Share Grant Plan, as described in section 3 of this remuneration report. No other grants were made to Trevor O'Hoy during the year under any other employee equity plan.

Trevor O'Hoy's remuneration for the year ended 30 June 2005 is set out in section 6 of this remuneration report.

Contract terms, including termination benefits

Trevor O'Hoy's service agreement as President & Chief Executive Officer began on 5 April 2004, and has no end-date.

Trevor O'Hoy may terminate the service agreement by providing 90 days' notice to the Company. In such circumstances the Company will make a payment in lieu (based on fixed remuneration) for any portion of the notice period that Trevor O'Hoy is not required to work. All outstanding LTIP offers will be forfeited.

The Company may terminate the service agreement by providing at least four weeks' notice, or payment of fixed remuneration in lieu. In either case, a severance payment will be made to Trevor O'Hoy that is equal to 48 weeks fixed remuneration. In situations such as serious misconduct, the Company may terminate the service agreement immediately and Trevor O'Hoy is only entitled to payment of fixed remuneration up to the date of termination. Payment of statutory leave entitlements applies regardless of the reason for termination. In the event of retirement, redundancy, death or total and permanent disablement, the Board has the discretion to pay an amount in lieu of unvested LTIP offers that is considered appropriate having regard to the time which has elapsed since the offer, the allocation schedule and the degree to which the performance standards have been achieved.

Section 5. Specified executives' contract terms

Most executives share similar contractual terms, although variations do exist to cater to differing circumstances.

The following table outlines key contractual details for the continuing specified executives listed in section 6.

End date of contracts	Open ended
Fixed Remuneration	For executives whose home country is Australia, fixed remuneration (referred to as Total Remuneration) consists of a cash salary, mandatory employer superannuation contributions, and packaged benefits. For expatriate executives such as Pete Scott, fixed remuneration is base salary plus benefits.
STIP	Participation is at the Board's discretion. Target opportunity is 60 per cent of fixed remuneration. While each senior executive's target STIP percentage is detailed in their service agreement, opportunities remain subject to the Company's discretion.
LTIP	Participation is at the Board's discretion. Share allocations for threshold performance are equivalent to 60 per cent of fixed remuneration.
Resignation	Resignation requires three months' notice by the executive, except for Rick Scully (30 days). Unvested LTIP offers lapse in full.
Retirement	On retirement, the Board has the discretion to pay an amount in lieu of unvested LTIP offers that is considered appropriate having regard to the time which has elapsed since the offer, the allocation schedule, and the degree to which the performance standards have been achieved.
Termination by Foster's (without cause)	Foster's may terminate service agreements by providing not less than four weeks' notice or payment in lieu, together with a severance payment equivalent to 48 weeks' fixed remuneration (for Rick Scully, 30 days' notice is required; for Pete Scott, severance is calculated as twice base salary plus twice target STIP). Unvested LTIP offers lapse in full. Pete Scott also receives repatriation assistance to return to the US.
Termination by Foster's (with cause)	Foster's may terminate service agreements immediately and the executive will not be entitled to any payment other than the value of fixed remuneration up to the termination date. Unvested LTIP offers lapse in full.
Redundancy	At least four weeks' notice or payment in lieu (Rick Scully 12 months), together with a severance payment equivalent to 18 weeks of fixed remuneration plus up to an additional four weeks of fixed remuneration for every year of service. For Pete Scott, severance is calculated as twice base salary plus twice target STIP, and repatriation assistance is provided. On redundancy, the Board has the discretion to pay an amount in lieu of unvested LTIP offers that is considered appropriate having regard to the time which has elapsed since the offer, the allocation schedule, and the degree to which the performance standards have been achieved.
Death or total and permanent disablement	John Murphy receives a payment equal to one year's fixed remuneration on termination due to total incapacitation by ill health. Where appropriate, Pete Scott receives repatriation assistance to return to the US. On death or total and permanent disablement, the Board has the discretion to pay an amount in lieu of unvested LTIP offers that is considered appropriate having regard to the time which has elapsed since the offer, the allocation schedule, and the degree to which the performance standards have been achieved.

For non-continuing specified executives, details of termination payments are included in the footnotes of Table 6B in this report.

Section 6. Remuneration tables

6A. Directors' remuneration

Details of the nature and amount of each element of Directors' remuneration are set out below. All amounts are in Australian dollars.

		Primary					Equity		Post Employment[8]		
		Cash salary/fees[1]	Leave accrual/payout[2]	Non-monetary benefits[3]	Committee fees	Total cash bonus[4]	Total amortisation value of LTIP[5,6]	Total amortisation of other equity[7]	Superannuation contributions	Retirement benefit accrued during the year[9]	Total[10]
Non-executive Directors											
FJ Swan	**2005**	285,750	–	4,000	–	–	–	–	13,686	40,924	344,360
Chairman	2004	237,500	–	4,000	–	–	–	–	–	92,722	334,222
ML Cattermole	**2005**	95,250	–	4,000	9,200	–	–	–	4,991	14,060	127,501
Non-executive Director	2004	79,167	–	4,000	8,000	–	–	–	–	29,615	120,782
DA Crawford	**2005**	95,250	–	4,000	14,375	–	–	–	5,233	18,671	137,529
Non-executive Director	2004	79,167	–	4,000	12,500	–	–	–	–	41,207	136,874
B Healey	**2005**	95,250	–	4,000	18,250	–	–	–	5,367	14,590	137,457
Non-executive Director	2004	79,167	–	4,000	20,250	–	–	–	–	41,281	144,698
GW McGregor	**2005**	95,250	–	4,000	20,700	–	–	–	5,528	15,555	141,033
Non-executive Director	2004	79,167	–	4,000	21,750	–	–	–	–	37,625	142,542
MG Ould	**2005**	105,250	–	5,120	9,200	–	–	–	9,450	–	129,020
Non-executive Director	2004[11]	37,951	–	1,500	3,333	–	–	–	3,716	–	46,500
Total of non-executive Directors	**2005**	772,000	–	25,120	71,725	–	–	–	44,255	103,800	1,016,900
	2004	592,119	–	21,500	65,833	–	–	–	3,716	242,450	925,618
Executive Director											
TL O'Hoy	**2005**	1,118,644	116,772	15,523	--	1,426,000	432,668	1,000	201,356	–	3,311,963
President & Chief Executive Officer	2004[12]	794,813	93,122	2,359	--	640,000	231,540	–	143,055	–	1,904,889
Total of all Directors	**2005**	1,890,644	116,772	40,643	71,725	1,426,000	432,668	1,000	245,611	103,800	4,328,863
	2004	1,386,932	93,122	23,859	65,833	640,000	231,540	–	146,771	242,450	2,830,507[13]

1 Includes the 20 per cent of base fees that are used to purchase Foster's shares. The transaction is made post-tax and involves no restrictions on the shares.

2 Leave accrual/payout includes any net increases in the balance of annual leave and long service leave (i.e. leave entitlements that accrued during year but were not used) as well as any cash payments made to reduce annual leave balances. It excludes any amounts paid out on termination as these are shown separately.

3 Includes event tickets, outstanding interest-free loan on shares held under the Foster's Employee Share and Option Plan which operated in previous years (Trevor O'Hoy only) and product allocations such as wine, beer and other Foster's beverages.

4 Cash bonus relates to Trevor O'Hoy only, payable 15 September in relation to the year ended 30 June 2005.

5 Amortisation value is determined in accordance with AASB1046A, and includes a proportion of the fair value (as described in section 7E) of all offers that have not yet vested at the start of the year, or which were offered during the year (including extended offers). The fair value is determined as at the offer date and is apportioned on a straight-line basis across the expected vesting period (being three years for standard offers, two years for extended offers).

6 Amortisation value of LTIP as a percentage of total remuneration was 13 per cent for Trevor O'Hoy.

7 Other equity relates to Trevor O'Hoy only, and reflects $1,000 of shares granted to employees under the Foster's Employee Share Grant Plan.

8 Retirement benefits accrued under the non-executive Directors' retirement policy for all Directors except Max Ould and Trevor O'Hoy, until the policy was discontinued on 1 January 2005. On this date, the following accrued benefits were rolled into the Foster's Group Superannuation Fund: Frank Swan – $580,563; Lyndsey Cattermole – $132,666; David Crawford – $87,807; Brian Healey – $320,023; Graeme McGregor – $166,744. After 1 January 2005, regular superannuation contributions were made to all Directors' nominated superannuation funds. (For Max Ould and Trevor O'Hoy, superannuation contributions were made throughout the year.)

9 Retirement benefit accruals for 2004 have been restated as a result of a change in calculation methodology.

10 Amounts disclosed for Directors' remuneration exclude insurance premiums paid by the Company in respect of Directors' and officers' liability insurance contracts, as no reasonable basis for allocation can be determined.

11 Amounts disclosed for 2004 reflect payments for part of the year only (Max Ould commenced as a non-executive Director in February 2004).

12 Amounts disclosed for 2004 are for the full year, and reflect Trevor O'Hoy commencing as President & Chief Executive Officer on 5 April 2004.

13 The aggregate total remuneration disclosed in 2004 was $8,830,228, with the difference being primarily due to the termination and other payments received by Ted Kunkel in relation to the year ended 30 June 2004.

6B. Specified executives' remuneration

Details of the nature and amount of each element of the remuneration of each of the top nine officers (specified executives), excluding the President & Chief Executive Officer, are set out below. The list incorporates the five most highly remunerated executives of the Company and the consolidated entity (in accordance with the Corporations Act 2001) and the top executives in the consolidated entity by authority (in accordance with AASB1046). All amounts are in Australian dollars.

		Primary				Equity		Post Employment	Other	
		Cash salary, fees	Leave accrual/payout[1]	Non-monetary benefits[2]	Total cash bonus[3]	Total amortisation value of LTIP[4]	Total amortisation of other equity[5]	Superannuation contributions	Termination payment, years of service[6]	Total[7]
Continuing executives										
JJ Murphy[8]	**2005**	541,228	11,665	55,617	665,000	183,103	1,000	97,421	–	1,555,034
Managing Director Carlton & United Beverages	2004	n/a	n/a	n/a	n/a	n/a	n/a	n/a	–	n/a
J Odell[9]	**2005**	577,750	22,437	69,859	635,000	228,494	1,000	51,998	–	1,586,538
Managing Director Beringer Blass Wine Estates from 1 Jan 2005	2004	n/a	n/a	n/a	n/a	n/a	n/a	n/a	–	n/a
PF Scott	**2005**	604,216	–	215,504	540,000	301,246	1,000	49,912	–	1,711,878
Chief Financial Officer & Senior Vice President Corporate Services	2004	594,147	–	261,558	125,000	199,894	–	59,267	–	1,239,866
RW Scully	**2005**	454,161	25,832	99,961	320,000	338,128	1,000	104,457	–	1,343,539
Managing Director Foster's Brewing International	2004	454,161	137,871	93,617	200,000	200,195	–	104,457	–	1,190,301
Total continuing executives	**2005**	2,177,355	59,934	440,941	2,160,000	1,050,971	4,000	303,788	–	6,196,989
	2004	1,048,308	137,871	355,175	325,000	400,089	–	163,724	–	2,430,167
Non-continuing executives										
PA Bobeff[10] Senior Vice President – Commercial Affairs	**2005**	585,610	–	36,181	532,500	374,117	1,000	83,553	1,719,411 (13.2 years)	3,332,372
(exit date 15 July 2005)	2004	620,021	40,010	71,389	150,000	263,347	–	91,149	–	1,235,916
B Elliott[11] Director, Operations – Lensworth	**2005**	168,014	–	10,096	508,629	20,096	–	31,923	1,077,335 (20.7 years)	1,816,093
(exit date 31 January 2005)	2004	n/a	n/a	n/a	n/a	n/a	n/a	n/a	–	n/a
WT Klenz[12] Managing Director Beringer Blass Wine Estates	**2005**	465,432	–	57,713	450,000	171,887	677	45,003	820,419 (28.1 years)	2,011,131
(exit date 31 December 2004)	2004	742,686	–	24,327	–	293,040	–	60,816	–	1,120,869
J O'Grady[13] Managing Director – Lensworth	**2005**	273,645	–	1,657	1,125,150	137,750	–	62,938	2,345,056 (22.4 years)	3,946,196
(exit date 31 January 2005)	2004	469,106	16,238	2,359	340,000	194,314	–	107,894	–	1,129,911
G Willersdorf[14] Senior Vice President – Corporate Affairs	**2005**	165,640	–	71,318	–	80,532	–	37,866	1,297,613 (20.2 years)	1,652,969
(exit date 31 December 2004)	2004	n/a	n/a	n/a	n/a	n/a	n/a	n/a	–	n/a
Total non-continuing executives	**2005**	1,658,341	–	176,965	2,616,279	784,382	1,677	261,283	7,259,834	12,758,761
	2004	1,831,813	56,248	98,075	490,000	750,701	–	259,859	–	3,486,696
Total	**2005**	3,835,696	59,934	617,906	4,776,279	1,835,353	5,677	565,071	7,259,834	18,955,750
	2004	2,880,121	194,119	453,250	815,000	1,150,790	n/a	423,583	n/a	5,916,863[15]

1 Leave accrual/payout includes any net increases in the balance of annual leave and long service leave (i.e. leave entitlements that accrued during year but were not used) as well as any cash payments made to reduce annual leave balances. It excludes any amounts paid out on termination as these are shown separately.

2 Non-monetary benefits may include, among others, the cost of motor vehicles, car parking, value of outstanding interest-free loan (at 6.2 per cent) attributable to shares held under the Employee Share Plan which operated in previous years, product allocations, and costs associated with expatriate arrangements.

3 Total Cash Bonus is the Short Term Incentive Plan (STIP) payment, payable in relation to the year ended 30 June 2005, which is due to be paid on 15 September 2005 (except for Bruce Elliott and John O'Grady, whose STIP payments were made in December 2004, together with an amount paid in relation to the successful divestiture of Lensworth. The amount shown for Peter Bobeff includes a payment made in February 2005 in relation to the divestiture of Lensworth).

4 Amortisation value is determined in accordance with AASB1046A, and includes a proportion of the fair value (as described in section 7E) of all offers not yet vested at the start of the year, or which were offered during the year (including extended offers). The fair value is determined as at the offer date and is apportioned on a straight-line basis across the expected vesting period (being three years for standard offers, two years for extended offers).

5 Amortisation value of LTIP as a percentage of total remuneration was as follows: John Murphy – 12%; Jamie Odell – 14%; Pete Scott – 18%; Rick Scully – 25%; Peter Bobeff – 11%; Bruce Elliott – 1%; Walter Klenz – 9%; John O'Grady – 3%; Graeme Willersdorf – 5%.

6 Other equity reflects $1,000 of shares granted to all employees under the Foster's Employee Share Grant Plan and shares acquired for a $0.50 discount by Walter Klenz under Foster's International Employee Share Plan.

7 Amounts disclosed for remuneration of specified executives exclude insurance premiums paid by the Company in respect of Directors' and officers' liability insurance contracts, as no reasonable basis for allocation can be determined.

8 John Murphy has been the Managing Director of Foster's Australia since 1 July 2005. John Murphy was not listed as a specified executive in 2004 and consistent with AASB1046 no comparative amounts are shown for 2004.

9 Jamie Odell was the Chief Operating Officer, Global Trade prior to 1 January 2005. Jamie Odell was not listed as a specified executive in 2004 and consistent with AASB1046 no comparative amounts are shown for 2004.

10 Peter Bobeff's termination payment included accrued annual and long service leave entitlements totalling $307,546 and a severance payment of $1,411,865 based on one year's fixed remuneration and one year's target STIP multiplied by the number of days from the date of cessation to his 65th birthday divided by 365 (as per service agreement).

11 Bruce Elliott's termination payment included accrued annual and long service leave entitlements totalling $174,928, a severance payment equivalent to two years' fixed remuneration (as per service agreement) totalling $656,296, and a retention payment of $246,111 contingent upon remaining with Foster's Group until sale of Lensworth business. Bruce Elliott was not listed as a specified executive in 2004 and consistent with AASB1046 no comparative amounts are shown for 2004.

12 Walter Klenz's termination payment included accrued vacation leave totalling $110,324 and a severance payment of $710,095 based on one year's remuneration (as per service agreement). Amounts have been converted from USD to AUD at the rate of 0.7499.

13 John O'Grady's termination payment included accrued annual and long service leave entitlements totalling $535,056, a severance payment of $1,299,650 based on two years' fixed remuneration (as per service agreement), attendance at Harvard Advanced Management Course (as per service agreement) to the value of $77,600, and a retention payment of $432,750 contingent on remaining with Foster's Group until the sale of the Lensworth business.

14 Graeme Willersdorf's termination payment included accrued annual and long service leave entitlements totalling $516,171 and a severance payment of $781,442. Graeme Willersdorf was not listed as a specified executive in 2004 and consistent with AASB1046 no comparative amounts are shown for 2004.

15 The aggregate total remuneration disclosed for all specified executives in the 2004 Annual Report was $6,371,450, with the difference being primarily due to changes in the specified executives listed (five in 2004 and nine in 2005) and the restatement of LTIP amortisation values (explained in section 7E).

6C. Summary of remuneration at risk (President & Chief Executive Officer and specified executives)

For the President & Chief Executive Officer and specified executives, charts 6.1 and 6.2 illustrate the proportion of fixed and at-risk remuneration received for the year ended 30 June 2005, shown as a percentage of actual aggregate remuneration. Where amounts differ to those shown in sections 6A and 6B, it is due to the methodology explained in the footnotes below. All amounts are in Australian dollars.

Chart 6.1 – Actual remuneration mix for President & Chief Executive Officer and continuing specified executives


$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Remuneration
7%
46%
5%
46%
6%
44%
10%
34%
18%
26%
TL O'Hoy
JJ Murphy
J Odell
PF Scott
RW Scully
Actual LTIP allocation1,2
Actual STIP payment1,3
Actual fixed remuneration4

Chart 6.2 – Actual remuneration mix for non-continuing specified executives


$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Remuneration
20%
33%
56%
22%
34%
18%
55%
36%
PA Bobeff
B Elliott
WT Klenz
J O'Grady
G Willersdorf
Actual LTIP allocation1,2
Actual STIP payment1,5
Actual fixed remuneration4

1 The short- and long-term incentive components of executive remuneration are at risk, i.e. they vary with performance. STIP payment refers to the Total Cash Bonus as stated in section 6B, but excludes bonus payments made in relation to the successful divestiture of Lensworth. For long-term incentives, the market value of LTIP shares that were allocated during the year under the vested 2000 offer is used in the calculation.

2 Zero per cent of the 2004 LTIP offer vested or was forfeited by continuing specified executives for the year ended 30 June 2005. None of the non-continuing specified executives received the 2004 LTIP offer.

3 For continuing specified executives the STIP paid as a percentage of their target 2005 STIP was as follows: Trevor O'Hoy – 144%; John Murphy – 158%; Jamie Odell – 151%; Pete Scott – 150%; Rick Scully – 82% (18% of target STIP was forfeited).

4 Fixed remuneration includes value of cash salary, leave accruals/payouts, non-monetary benefits, and superannuation contributions as stated in section 6 (but excluding termination payments).

5 For non-continuing specified executives the STIP paid as a percentage of their target STIP was as follows: Peter Bobeff – 105%; Bruce Elliott – 200%; Walter Klenz – 85% (15% of target STIP was forfeited); John O'Grady – 200%; Graeme Willersdorf – 0% (100% of target STIP was forfeited).

Section 7. Equity instruments relating to specified Directors and specified executives

7A. Shareholdings of Directors and specified executives

	Balance of shares as at 1 July 2004[1]	Shares acquired during the year as part of remuneration[2]	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year[3,4]	Other changes during the year[4]	Balance of shares held as at 30 June 2005[1,4,5]	Balance of shares held as at 30 August 2005[1,5,6]
Non-executive Directors							
FJ Swan	82,421	1,343	–	3,419	–	87,183	87,183
ML Cattermole	117,363	448	–	39,046	–	156,857	156,857
DA Crawford	12,350	448	–	522	–	13,320	13,320
B Healey	43,937	448	–	–	–	44,385	44,385
GW McGregor	22,746	448	–	946	–	24,140	24,140
MG Ould	26,780	933	–	491	–	28,204	28,204
Executive Director (President & Chief Executive Officer)							
TL O'Hoy	185,386	191	51,000	–	–	236,577[7]	236,577
Continuing specified executives							
JJ Murphy	33,220	191	17,000	–	–	50,411	n/a
J Odell	4,000	191	18,000	–	–	22,191	n/a
PF Scott	2,000	191	49,100[8]	600	(12,602)[9]	39,289	n/a
RW Scully	665,400	191	48,000	–	–	713,591	n/a
Non-continuing specified executives							
PA Bobeff	111,579	191	67,000	n/a	n/a	n/a	n/a
B Elliott	27,340	–	–	n/a	n/a	n/a	n/a
WT Klenz	5,100	1,354	60,700	n/a	n/a	n/a	n/a
J O'Grady	127,381	–	49,000	n/a	n/a	n/a	n/a
G Willersdorf	122,521	–	33,000	n/a	n/a	n/a	n/a

1 Includes directly held shares, nominally held shares, and shares held by personally related entities.
2 Includes shares granted under the Employee Share Grant Plan, the International Employee Share Plan (Walter Klenz only) and, for non-executive Directors, any shares acquired with post-tax Director fees.
3 Includes purchases, shares acquired under the Dividend Reinvestment Plan and, for Pete Scott, additional phantom deferred shares allocated in lieu of dividends.
4 Details unavailable for non-continuing executives.
5 The following shares were held nominally (i.e. in name only) as at 30 June 2005 and 30 August 2005: Brian Healey – 4,008; Trevor O'Hoy – 10,348.
6 Balance of shares held as at 30 August 2005 relate to the date on which the Annual Report was signed and is relevant to Directors only.
7 Includes a relevant interest in 44,465 shares due to the broader definition of 'control' in AASB1046. The ASX Listing Rules do not require these shares to be disclosed.
8 Includes 14,730 phantom deferred shares.
9 Under the US version of LTIP, 12,500 shares were sold on behalf of Pete Scott in order to pay taxes on vesting shares. An additional 102 shares were sold on behalf of Pete Scott in order to pay taxes on the US version of the Employee Share Grant Plan.

7B. Current LTIP opportunities (by offer)

The table below outlines the threshold and maximum level of participation for executive Directors and specified executives in all current offers under the Company's LTIP as at 30 June 2005.

	LTIP Offer (number of shares)						
	2001	2002		2003		2004	
	Threshold Maximum[1]	Threshold	Maximum	Threshold	Maximum	Threshold	Maximum
Executive Director (President & Chief Executive Officer)							
TL O'Hoy	74,000	95,800	191,600	113,200	226,400	169,600	339,200
Continuing specified executives							
JJ Murphy	28,000	29,100	58,200	59,500	119,000	90,000	180,000
J Odell	31,000	75,300	150,600	64,900	129,800	83,600	167,200
PF Scott[2]	59,200	86,100	172,200	77,100	154,200	64,400	128,800
RW Scully	71,000	76,600	153,200	89,700	179,400	83,600	167,200
Non-continuing specified executives							
PA Bobeff	96,000	99,600	199,200	107,700	215,400	–	–
B Elliott	–	–	–	–	–	–	–
WT Klenz[2]	118,300	114,800	229,600	102,700	205,400	–	–
J O'Grady	–	–	–	–	–	–	–
G Willersdorf	–	–	–	–	–	–	–

1 The minimum performance conditions for the 2001 offer were not met, so only the threshold opportunity is now available to participants. Refer to section 3 for more details.

2 For Pete Scott and Walter Klenz, both of whom are remunerated in US dollars, the number of shares stated above is an estimate only and is calculated using the exchange rate on the date the relevant offer is made, except for the extended 2001 offer, which uses the average exchange rate over the preceding three-year performance period.

7C. Aggregate LTIP opportunities and changes

Aggregate LTIP opportunities and movements during the year are summarised below:

	Maximum share opportunity as at 1 July 2004[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year[3]	Shares vested and converted during the year[4]	Date of vesting/ conversion[5]	Share price on date of vesting/ conversion	Value of shares converted (over and above fair value)[4,6]	Share opportunities lapsed during the year[7]	Value of lapsed opportunities[8]	Net value of LTIP offered, vested, converted and lapsed during year[3,9]	Maximum share opportunity as at 30 June 2005[1]
Executive Director (President & Chief Executive Officer)											
TL O'Hoy	617,000	413,200	$1,237,312	51,000	27-Aug-04	$4.67	$158,100	148,000	$321,160	$1,074,252	831,200
Continuing specified executives											
JJ Murphy	250,200	208,000	$613,320	17,000	27-Aug-04	$4.67	$52,700	56,000	$121,520	$544,500	385,200
J Odell	360,400	198,200	$588,872	18,000	27-Aug-04	$4.67	$55,800	62,000	$134,540	$510,132	478,600
PF Scott	500,700	182,400	$593,512	49,100	06-Sep-04	$4.63	$139,570	118,400	$256,928	$476,154	515,600
RW Scully	522,600	238,200	$742,472	48,000	27-Aug-04	$4.67	$148,800	142,000	$308,140	$583,132	570,800
Non-continuing specified executives											
PA Bobeff	673,600	96,000	$368,640	67,000	27-Aug-04	$4.67	$207,700	192,000	$416,640	$159,700	510,600
B Elliott	78,800	12,000	$46,080	–	–	–	–	90,800	$212,892	($166,812)	0
WT Klenz	740,700	107,200	$411,648	60,700	30-Aug-04	$4.67	$174,982	236,600	$513,422	$73,208	550,600
J O'Grady	497,600	71,000	$272,640	49,000	27-Aug-04	$4.67	$151,900	519,600	$1,224,402	($799,862)	0
G Willersdorf	344,400	48,000	$184,320	33,000	27-Aug-04	$4.67	$102,300	359,400	$844,838	($558,218)	0

1 Maximum share opportunity is the maximum number of shares that can be achieved in all unvested LTIP offers as at the date indicated.

2 Share opportunities offered during the year include those under the 2004 LTIP offers and the extended 2001 offer.

3 *Fair value is determined at the date of offer and is explained in section 7E.*
4 Indicates number of shares allocated as a result of the 2000 offer vesting and includes 14,730 phantom deferred shares relating to Pete Scott.
5 This is the date the 2000 offer was converted to shares for each participant. Dates vary slightly depending on jurisdiction.
6 The value over and above fair value indicates the amount, if any, that the market value of shares allocated under a given offer exceeded the fair value as determined at the date the offer was originally made.
7 The full market value of any shares allocated, as required under the Corporations Act 2001, was as follows: Trevor O'Hoy – $238,170; John Murphy – $79,390; Jamie Odell – $84,060; Pete Scott – $227,333; Rick Scully – $224,160; Peter Bobeff – $312,890; Bruce Elliott – $0; Walter Klenz – $283,469; John O'Grady – $228,830; Graeme Willersdorf – $154,110.
8 Share opportunities lapsed during the year include the original 2001 offer (the extended 2001 offer is listed separately as share opportunities offered during the year).
9 The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 7E).
10 *The net value of LTIP offered, vested, converted, and lapsed during the year provides an indication of incremental value received during the year by aggregating the highlighted columns (where those lapsed are treated as a negative).*
11 The aggregate value required under the Corporations Act 2001: Trevor O'Hoy – $1,796,642; John Murphy – $814,230; Jamie Odell – $807,472; Pete Scott – $1,077,773; Rick Scully – $1,274,772; Peter Bobeff – $1,098,170; Bruce Elliott – $258,972; Walter Klenz – $1,208,539; John O'Grady – $1,725,872; Graeme Willersdorf – $1,183,268. These are calculated by aggregating the fair value of LTIP offered during the year, the values listed in footnote 7, and the value of lapsed opportunities.

7D. LTIP offers made/extended during the year

	Offer	Threshold opportunity (number of shares)[1]	Maximum opportunity (number of shares)[2]	Offer date	Start date performance period	End date performance period[3]	Value ($) per maximum entitlement at offer date[4]
Executive Director (President & Chief Executive Officer)							
TL O'Hoy	2001 extended	74,000	74,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	169,600	339,200	8-Nov-04	1-Sep-04	31-Aug-07	$2.81
Continuing specified executives							
JJ Murphy	2001 extended	28,000	28,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	90,000	180,000	8-Nov-04	1-Sep-04	31-Aug-07	$2.81
J Odell	2001 extended	31,000	31,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	83,600	167,200	8-Nov-04	1-Sep-04	31-Aug-07	$2.81
PF Scott	2001 extended	59,200	59,200	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	64,400	128,800	8-Dec-04	1-Sep-04	31-Aug-07	$3.01
RW Scully	2001 extended	71,000	71,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	83,600	167,200	8-Nov-04	1-Sep-04	31-Aug-07	$2.81
Non-continuing specified executives							
PA Bobeff	2001 extended	96,000	96,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–
B Elliott	2001 extended	12,000	12,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–
WT Klenz	2001 extended	118,300	118,300	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–
J O'Grady	2001 extended	71,000	71,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–
G Willersdorf	2001 extended	48,000	48,000	1-Sep-04	1-Sep-04	31-Aug-06	$3.84
	2004	–	–	–	–	–	–

1 Threshold opportunity is the number of shares allocated on reaching or exceeding median performance. For the extended 2001 offer this is the same as the maximum opportunity.
2 The maximum opportunity is the number of shares allocated on exceeding the 85th percentile. For the extended 2001 offer, this is the same as the threshold opportunity and therefore half the maximum opportunity that had been available under the 2001 offer before the extension.
3 For the extended 2001 offer, the end of the performance period is the last opportunity for shares to be allocated under the offer, but may also be allocated before this date if the performance hurdle is met earlier. For the 2004 offer, the Board has the discretion to extend the offer beyond the stated end date (refer to section 3 for more details).
4 *The value per maximum opportunity is the value per share opportunity based on the maximum possible allocation. Refer to section 7E for more details.*

7E. Valuation of LTIP offers

In accordance with AASB1046A, and in order to allow disclosure of allocation values to specified executives and the expensing of allocations generally, each LTIP offer is valued as at its date of offer. The valuation model adopted to value the LTIP uses a 'Monte Carlo' simulation. This technique assesses the impact of the market-related performance conditions by projecting the share price of the companies in the peer group (listed in section 3, including Foster's Group Limited), while allowing for correlations between these companies' share price movements. The model also incorporates the Company's share price at the date of offer, the expected risk-free rate of interest for the performance period, the expected annual dividend yield and the expected annual volatility of the share price returns. A simulation process is then executed at least 25,000 times to arrive at a distribution of possible LTIP offer values. The average of these values over all the simulations is then the value of the LTIP at the offer date.

The payments detailed in this report have valued the specified executives' participation in each outstanding LTIP offer, taking account of the number of shares attached to each offer, the valuation of each offer, and the proportion of the expected vesting period in which the reporting period falls. This differs to the methodology reported in the 2004 Annual Report, which operated under an earlier version of the accounting standards. Consequently, the valuations reported last year reflected the expected likelihood of vesting as at 30 June 2004. These valuations were generally higher than those used under the new methodology (shown below), and are the principal reason why the 2004 amortisation values in section 6 appear lower than the corresponding values in the 2004 Annual Report.

Offers made during the year, together with an estimate of the 2005 offer to be made to the Chief Executive Officer in October 2005, have the valuations and inputs shown below:

LTIP Offer	Offer date[1]	Value[2]	Share price at date of offer[3]	Foster's expected volatility[4]	Vesting period, expected life[5]	Expected dividends[6]	Risk-free interest rate[7]
2004	08-Nov-04	$2.81	$5.18	17.6%	2.8 yrs	4.0%	5.12%
2004 (US participants)	08-Dec-04	$3.01	$5.42	17.8%	2.7 yrs	4.0%	4.83%
2001 extended	01-Sep-04	$3.84	$4.61	14.6%	2.0 yrs	4.0%	5.07%
2005 CEO estimate	24-Oct-05	$2.49	$5.32	17.0%	2.9 yrs	4.0%	5.10%

1 The offer date is the date at which the offer is valued, except for the 2005 CEO estimate, where the offer date is the planned offer date. For a given year, the dates on which offers are valued may vary, depending on when details of the offer were communicated to participants.
2 The value is the estimated fair value of the offer based on the Monte Carlo simulation technique explained above.
3 For the 2005 CEO estimate, the share price at the offer date is the closing price of the Company's shares traded on the ASX on 30 June 2005.
4 Expected volatility is based on historical volatility measured over an appropriate period.
5 Vesting period/expected life is the number of years between the offer date and the end of the potential vesting date. For the extended 2001 offer, the maximum possible time until vesting is assumed. The planned offer date is used for the 2005 CEO estimate.
6 Expected dividends are based on an analysis of the Company's historical dividend payments and yields.
7 The risk-free interest rate is based on yields on Australian Treasury Bonds as at the offer date. The planned offer date is used for the 2005 CEO estimate.

Group Financial Review

Earnings

Earnings per share rose 21.2% to 46.8 cents per share, benefiting from increased profits after tax and continued share buy-back activity during the first half. Net profit after tax of $936.1 million was 17.1% higher than the prior corresponding period and includes significant items of $454.3 million after tax.

On a normalised continuing business basis, earnings per share increased by 14.1% to 28.3 cents per share. Normalised net profit after tax (adjusting for significant items, SGARA, amortisation and excluding the discontinued Lensworth and Australian Leisure and Hospitality (ALH) businesses) was $566.0 million, 10.1% higher than the previous corresponding period.

Significant Items

The result included a net significant gain of $454.3 million after tax. This net gain is comprised of the following components discussed at the half year:

- Gain on disposal of Lensworth Group – $451.2 million profit after tax. In December 2004 Foster's divested the non-core Lensworth property group for gross proceeds of $846.8 million.
- Gain on disposal of Australian Leisure & Hospitality Group (ALH) residual 10% investment – $55.4 million profit after tax. In October 2004, Foster's sold its residual 10% investment in ALH.
- Provision against the investment in Foster's USA LLC investment – $23.7 million after tax. A provision has been recognised against the investment based on current earnings estimates.
- Write-down in the carrying value of CUB assets – $10.3 million after tax. With the Kent Brewery decommissioned and Yatala expansion now complete, final details on the ongoing use and/or expected useful life of certain assets affected by the project resulted in an adjustment to asset recoverable amounts.
- Write-off of incremental investment in Sobemab – $13.9 million after tax. During the period Foster's was obligated under contract to acquire the remaining interest in Sobemab, a contract bottling operation in France. A review of the income stream and amount of goodwill for this Wine Services business resulted in this amount being expensed during the period.

In addition, the following items are included as significant:

- Gain on disposal of corporate art collection – $8.3 million profit after tax. In May 2005 Foster's divested the corporate art collection for net proceeds of $11.5 million.
- Southcorp restructuring costs – $4.6 million after tax. A significant expense of $6.5 million before tax has been recognised in FY05 relating to costs incurred associated with Foster's acquisition of Southcorp. This amount comprises: net financing gains arising from hedging activities, integration project costs, the write-down of obsolete IT assets and redundancies. Further costs will be recognised in FY06.
- Write-down in the carrying value of Wine Clubs & Services assets – $8.1 million after tax. During the year Foster's completed a review of its Wine Clubs & Services businesses. This review led to a change in the strategic direction for the business and resulted in total write-downs of $11.8 million before tax being included as a significant expense in FY05. This amount relates mainly to surplus bulk wine and obsolete inventory, IT assets and the rationalisation of bottling facilities.

Summary of Significant Items	Pre-tax $m	Post-tax $m
Disposal of Lensworth	459.5	451.2
Disposal of ALH 10% investment	55.4	55.4
Foster's USA investment provision	(23.7)	(23.7)
CUB assets write-down	(14.7)	(10.3)
Sobemab goodwill write-down	(13.9)	(13.9)
Disposal of corporate art collection	8.3	8.3
Southcorp restructuring	(6.5)	(4.6)
Wine Clubs & Services write-down	(11.8)	(8.1)
Net Significant Items	452.6	454.3

Interest Expense

The Group's net interest expense pre significant items increased 12.1% to $84.0 million. The average interest rate was in line with the prior year.

Taxation

The Group's tax expense (excluding tax on significant items) increased 4.3% to $218.2 million. The overall effective tax rate is just under 31%.

Amortisation

Total Group amortisation was $88.8 million, up $20.6 million from FY04. The increase is mainly due to the inclusion of Southcorp amortisation charges totalling $10.2 million, a $5.9 million increase in Wine Trade amortisation and a $5.6 million increase in Wine Clubs & Services, largely the result of a revision in the useful life of certain brand names. Total Group amortisation includes $72.5 million which will no longer be expensed under AIFRS requirements.

SGARA Accounting Standard

The measurement basis for vines and grapes prescribed by AASB 1037 'Self-Generating and Re-Generating Assets' (SGARA) has resulted in a negative earnings impact before interest and tax of $17.7 million ($56.1 million loss in FY04), including an expense of $0.7 million for Southcorp.

Operating Revenue

Total operating revenue decreased 6.7% to $5,444.1 million which includes significant revenue of $973.9 million comprising net proceeds (after transaction costs) on the sale of Lensworth of $809.7 million, proceeds on the sale of the 10% investment in Australian Leisure and Hospitality Group of $132.5 million, close out of foreign exchange contracts of $20.2 million and sale of artwork of $11.5 million. FY04 included significant revenue of $1,320.2 million associated with the sale of ALH. Net sales revenue increased 1.6% to $3,972.3 million compared with $3,908.1 million in the previous corresponding period.

Corporate Expenses

Corporate expenses for the period were $68.2 million, an increase of $8.6 million over the previous period. The increase was mainly due to one-time costs of $13 million associated with the Foster's Service Review.

Earnings per share

Earnings per share rose to 46.8 cents, an increase of 21.2% over the previous corresponding period. Earnings per share calculated on a normalised basis for continuing businesses is 28.3 cents, representing a 14.1% increase on the previous corresponding period. The calculation of normalised earnings per share is provided in the table below.

Normalised EPS Calculation

12 months to 30 June	2005 $m	2004 $m	% Change
Earnings after tax – as reported	936.1	799.3	17.1
Amortisation expense	88.8	68.2	30.2
SGARA (gain)/loss (net of tax)	12.0	39.3	69.5
Significant items (net of tax)	(454.3)	(329.9)	(37.7)
Discontinued operations (net of tax)	(16.6)	(62.6)	(73.5)
Earnings after tax – normalised	566.0	514.3	10.1
Average number of shares (million)	1,998.8	2,070.8	(3.5)
Reported EPS (cents)	46.8	38.6	21.2
Normalised EPS (cents)	28.3	24.8	14.1

Cash Flow

Net operating cash flow was $523.4 million compared with $657.0 million in the previous corresponding period, a decrease of 20.3%. Normalised operating cash flow before interest, tax and dividends of $925.4 million increased 11.1% on FY04 and represents 92% of EBITDAS compared with 91% in the prior full year period.

Capital spending and investments amounted to $3,374.9 million. Total continuing operations capital expenditure of $239.8 million includes: $69.6 million for CUB's capacity expansion of the Yatala Brewery in Queensland and new national order management system, $41.8 million for BBWE's packaging facility and visitors centre at Wolf Blass and Napa bottling centre and $25.3 million of Southcorp expenditure primarily relating to packaging and warehouse facilities. Total continuing operations investment expenditure of $3,104.7 million relates primarily to the acquisition of Southcorp.

Cash Flow Highlights

12 months to 30 June	2005 $m	2004 $m	% Change
EBITDAS	1,029.6	1,021.8	
Vineyard operating expenses	(48.6)	(91.3)	
Other non-cash items	34.2	31.1	
Working capital change	(200.4)	6.3	
Operating cash flow before interest and tax	**814.8**	**967.9**	(15.8)
Net interest paid	(108.7)	(74.0)	
Tax paid	(185.6)	(237.6)	
Dividends received	2.9	0.7	
Net operating cash flows	**523.4**	**657.0**	(20.3)
One-off (receipts)/payments	84.4	(41.0)	
Discontinued operations	25.7	(93.7)	
Normalised net operating cash flows	**633.5**	**522.3**	21.3
Capital expenditure	(239.8)	(279.6)	
Investments	(3,104.7)	(98.2)	
Discontinued operations	(30.4)	(15.1)	
Capital expenditure and investments	**(3,374.9)**	**(392.9)**	
Asset sale proceeds	247.2	12.6	
Business sales proceeds	786.2	1,311.6	
Net loan repayment proceeds	5.5	6.8	
Dividends paid	(300.3)	(667.7)	

Balance Sheet

Exchange Rates

Balance sheet items denominated in US dollars have been translated at the 30 June 2005 closing exchange rate of A$1 = US$0.7632 (2004: A$1 = US$0.6913). The average exchange rate used for profit and loss purposes was A$1 = US$0.7499 (2004: A$1 = US$0.7097).

Debt and Gearing

Net debt, comprising borrowings less cash in the bank, increased from $1,662.2 million to $4,236.6 million in the 12-month period from 30 June 2004 mainly due to the debt funding of the Southcorp acquisition offset by cash proceeds from Lensworth and ALH.

EBITAS interest cover was 10.7 times. Gearing (net debt to total shareholders' funds) was 85.7%, up from 16.4% at 31 December 2004 and 36.1% at 30 June 2004.

Net Assets

Net assets increased by $6.9 million since 31 December 2004 to $4,944.1 million.

Group Financial Review continued

Currency Management & Treasury

During the first half of FY05, Foster's restructured a portion of its debt and interest rate portfolio with the Group successfully pricing a US$300 million offering of 4.875% notes, due 1 October 2014. The net proceeds from the offering were used to repurchase US$118.65 million (or 59.3%) of the Company's outstanding US$200 million 6.75% notes due November 2005, €120 million (or 40%) of its March 2005 5.75% €300 million notes and US$40 million (or 8%) of its outstanding June 2011 6.875% US$500 million notes.

In June 2005 Foster's successfully completed the permanent re-financing of the acquisition of Southcorp in three stages:

- a GBP 525 million one, three, and five-year multi-currency syndicated revolving facility;
- a US$300 million seven-year multi-currency syndicated revolving facility; and
- a US$1.0 billion bond issue comprising US$700 million of 10-year notes with a coupon of 5.125% and US$ 300 million of 30-year notes with a coupon of 5.875%.

65% of the Group's A$5.0 billion gross debt is denominated in US Dollars. Of the total debt, 56% is at fixed rates and 44% is floating. Foster's has a transactional hedge book that will expire during the first half of FY06. The Southcorp hedgebook has been marked to market and will be closed out. The Group's policy will be to manage hedging on a Group-wide net basis

Portfolio & Capital Management

The purchase of Southcorp Limited, via an off-market takeover at $4.26 per share, was completed during the period for gross consideration of $3.7 billion. By 11 May 2005, Foster's had acquired over 50% of the outstanding shares of Southcorp and commenced consolidating the Southcorp results. The Southcorp acquisition added a net $20.5 million EBITAS contribution to Foster's FY05 results. By 28 May, Foster's had acquired more than 90% of Southcorp's outstanding shares, permitting compulsory acquisition of the remaining outstanding shares. At 29 July 2005, Foster's had acquired 100% beneficial ownership of Southcorp.

The divestment of the Lensworth Property Group was completed during the period for gross proceeds of $846.8 million and a significant post-tax gain of $451.2 million. This sale represents the divestment of the final non-core asset in the Foster's premium beverages portfolio.

Share buy-back activities during the period included the on-market purchase of 28.7 million shares. The share buy-back program was suspended in January 2005 due to the Group's bid for Southcorp Limited.

Organisational Structure

In May 2005, Foster's announced a new organisational structure that better aligns the Group to achieve its strategic objectives. Effective from 1 July 2005:

- The newly created 'Foster's Australia' will comprise CUB's supply chain operations and the integrated consumer and customer facing and route-to-market elements of CUB and BBWE Australia; and
- The newly created 'Foster's Wine Estates' will comprise the global wine supply chain operations, the marketing of global wine brands, wine sales and marketing activities in North America, Europe and Asia and Foster's multi-beverage business in New Zealand.

For FY06 Foster's will continue to report financial results in the current (FY05) format.

Divisional Highlights

(All statements compare movements between FY05 and FY04 unless otherwise stated).

Carlton & United Beverages (CUB)

- CUB continued to deliver excellent revenue and earnings growth.
- EBITA increased 11.0% to $577.3 million driven by favourable beer pricing, mix shift to premium beer and RTD's, favourable channel mix and manufacturing cost efficiencies.
- Operating cash flow is $620.4 million up 5.9% on the prior year and representing 99% of EBITDA.
- The multi-beverage portfolio continues to build momentum with the breadth of CUB's customer network and distribution reach facilitating strong volume growth across RTD's, spirits and wine, largely offsetting beer volume declines
- The total CUB cost and expense base was up 4.1% tracking below revenue growth. Adjusting for changes in mix, cost of goods sold reduced as CUB's transition to a national supply chain network began to deliver cost savings.
- Investment behind core and emerging brands continued with several very successful new product launches including the VB line extension – VB Original Ale, Half Mile Creek table wine, Pure Blonde low carbohydrate beer and Cougar Rum and Cola RTD.
- Key initiatives for CUB in FY06 include: activities aimed at optimising the supply chain, continuing to build presence in the spirits and non-alcohol segments and delivering innovative products specific to channel requirements.

Wine Trade

- Total Wine Trade EBITAS of $268.2 million includes a $20.5 million EBITAS contribution from Foster's acquisition of Southcorp from 12 May 2005.
- Excluding the Southcorp contribution, the global BBWE Wine Trade business delivered a strong result, indicating a return to growth, in a year of significant change.
- EBITAS increased 7.9% to $247.7 million, or 11.4% at constant exchange rates driven by strong volume and revenue growth in all key markets.
- Normalised operating cash flow prior to interest and tax increased 20.7% to $211.3 million, representing 71% of EBITDAS. This result excludes the sale of bulk wine in North America which contributed a further $34.9 million to operating cash flows.
- Core global brands, Wolf Blass and Beringer, recorded solid gains with combined volumes up 16% on the prior period.
- The total BBWE cost and expense base increased slightly as a percentage of revenue as the Group invested in front-end capability and continued to grow brand investment. Excluding growth in brand investment, expenses remained flat as a percentage of revenue reflecting a significant investment in sales and marketing capability.
- BBWE successfully implemented the key initiatives of the Wine Trade Operational Review announced in June 2004. These included: key brand building initiatives, sale of surplus bulk wine, infrastructure consolidation, the divestment of non-strategic vineyards and enhancing organisational capability. Significantly increased levels of marketing accelerated top line growth in all regions and several new products were launched successfully.
- Key initiatives for BBWE in FY06 include integration of SRP and BBWE into one organisation and maintaining above category top line growth.

Wine Clubs & Services

- Wine Clubs & Services EBITAS declined 19.5% against the prior period due mainly to reduced contribution from Wine Clubs where increased membership levels and overall volumes did not translate into earnings growth.
- The performance of the Services business was successfully stabilised during the period.
- Normalised operating cash flow prior to income tax increased 6.1% to $77.1 million representing 125% of EBITDA.
- The Wine Clubs & Services businesses were subject to a comprehensive review during FY05. This review resulted in a new strategic direction for Wine Clubs leading to the planned integration of the Clubs & Services businesses into Foster's Australia and Foster's Wine Estates, the rationalisation of Services assets and write-off of obsolete inventory. These changes will result in net pre-tax write-downs, provisions and other costs of $11.8 million being included as a significant item in FY05.

Foster's Brewing International (FBI)

- FBI earnings growth was below expectations with EBITA increasing 1.8% to $44.4 million. Increased contribution from the New Zealand multi-beverage business, Asia operations and lower overheads offset reduced UK and US licence income and lower shipments to the Middle East.
- Normalised operating cash flow prior to income tax of $44.6 million was up 16.4% on the prior year and represented 85% of EBITDAS.
- Global Foster's brand volumes increased 2.3%, outperforming comparable brands. Foster's maintained its position as the number seven international premium lager beer brand.

Southcorp 12-Month Performance

Southcorp reported EBITAS for FY05 was $201.1 million. This number includes hedge book profits of $45 million, and other one-time items of approximately $21 million reflecting an underlying Southcorp FY05 EBITAS of $135 million. The FY05 Southcorp results will include significant items totalling $230 million, including a $149 million write-down of the Rosemount brand, and $78 million of restructuring and other costs principally associated with the Foster's takeover of Southcorp.

Dividend

The Directors have declared a final dividend of 10.75 cents per share fully franked. This results in a total fully franked dividend for the year of 20.00 cents per share, compared with 19.25 cents per share in 2004.

Outlook

Forward guidance on the financial metrics associated with the acquisition of Southcorp was provided to the market in Foster's announcements in January 2005. That guidance continues to be appropriate subject to the impacts of AIFRS as announced on 29 July 2005.

Further to this, and prior to the impact of one-time implementation costs, Foster's now estimates Southcorp acquisition-related cost synergies of $40–50 million will be realised in F06, building to $130–145 million by FY08.

Foster's confirms previous guidance that the Southcorp acquisition will be EPS neutral in FY06, despite the loss of hedge book profits of approximately $30 million, and the additional acquisition cost associated with Foster's increasing its offer for Southcorp to $4.26 per share.

The combination of these synergies, in addition to continued momentum in the CUB and Wine Trade businesses, flat to modest growth from the FBI and Clubs & Services businesses, Corporate expenses in the mid $50 million range, an interest rate just under 6% and a tax rate just higher than the Australian statutory rate, will position Foster's to meet its ongoing normalised EPS growth target of 10% per year.

Historical Summary

$ million	2001	2002	2003	2004	2005
Total operating revenue	4,505.3	5,164.0	5,262.4	5,835.1	5,444.1
Net sales revenue	4,026.3	4,527.5	4,637.8	3,908.1	3,972.3
Profit					
EBITAS					
• Beer – Australian	426.2	446.2	474.8	520.1	577.3
• Beer – International	25.4	31.4	39.4	43.6	44.4
• Wine	348.4	442.4	428.8	291.7	318.2
• Corporate	(53.1)	(67.7)	(56.2)	(59.6)	(68.2)
EBITAS (continuing business)	746.9	852.3	886.8	795.8	871.7
SGARA	25.7	44.2	(14.3)	(56.1)	(17.7)
EBITA (continuing business)	772.6	896.5	872.5	739.7	854.0
EBITA (discontinued operations) - ALH & Lensworth	131.2	142.1	150.9	89.3	24.1
EBITA (total business)	903.8	1,038.6	1,023.4	829.0	878.1
Significant items (before tax)	(30.3)	–	(151.6)	169.1	452.6
Net profit after tax (pre significant items)	490.7	560.9	568.1	469.4	481.8
Significant items (after tax and outside equity interests)	(25.5)	–	(105.2)	329.9	454.3
Net profit after tax (post significant items)	465.2	560.9	462.9	799.3	936.1
Average shares outstanding (million)	1,878.7	2,034.8	2,064.7	2,070.8	1,998.8
– fully diluted	1,988.5	2,176.4	2,206.1	2,071.8	1,999.6
Normalised earnings per share (cents)[1]	22.1	23.3	25.2	24.8	28.3
Basic earnings per share (cents)	24.7	27.4	22.3	38.6	46.8
Diluted earnings per share (cents)	24.2	26.7	21.9	38.6	46.8
Cash Flow					
EBITDAS (continuing business)	856.8	996.5	1,018.0	919.2	1,005.5
Operating cash flow	283.2	634.4	696.5	657.0	523.4
Asset sales and others	46.9	87.0	152.3	1,331.0	1,038.9
Capital expenditure	(322.9)	(285.0)	(309.8)	(290.6)	(239.9)
Investments	(2,323.1)	(129.8)	(200.7)	(102.3)	(3,113.3)
Dividend payments	(131.7)	(154.9)	(287.5)	(667.7)	(300.3)
Share buy-back/new issues	1,034.2	96.0	(39.3)	(514.2)	(146.5)
Outside equity interest	(0.4)	(3.3)	(2.6)	(0.6)	(6.3)
Net cash flow	(1,413.8)	244.4	8.9	412.6	(2,244.0)
Financial Strength					
Net debt (end period)	3,538.2	3,108.0	2,647.6	1,662.2	4,236.6
Total shareholders' equity	3,779.0	4,211.9	4,493.1	4,600.2	4,944.1
Book value per share ($)	1.9	2.0	2.1	2.3	2.5
Net tangible assets per share ($)	0.5	0.8	1.0	1.1	0.3
Net debt/equity (%) (end period)	93.6	73.8	58.9	36.1	85.7
EBITAS – Interest paid cover (times)					
- pre significant items	5.1	5.5	6.8	11.8	10.7
Normalised operating cash flow before interest and tax / EBITDAS (continuing business) (%)	82.1	57.1	82.0	90.6	92.0
Shareholder Returns					
Dividend (cents per share)	15.50	17.00	18.75	19.25	20.00
Dividend cover (times)	1.5	1.6	1.2	2.1	2.2
Franking (%)	100.0	100.0	100.0	100.0	100.0
Return on equity (%)[2]	13.1	13.5	10.4	17.5	18.9
Dividend yield (%) (average price)	3.3	3.5	4.1	4.3	3.9
Earnings yield (%) (average price)[3]	4.9	5.0	5.8	5.9	5.7
Share prices					
– year high	5.73	5.58	4.95	4.89	5.88
– year low	3.98	4.53	4.16	4.17	4.56
– close	5.48	4.72	4.21	4.72	5.32
– average	4.74	4.88	4.53	4.46	5.14

1 Basic earnings excluding SGARA, significant items, discontinued operations and amortisation, expressed in cents per share.
2 Net profit before significant items as % of ordinary shareholders' funds.
3 Average share price as % of normalised earnings per share.

Statement of Financial Performance

Foster's Group Limited and its controlled entities Statement of Financial Performance for the financial year ended 30 June 2005

		Consolidated	
	Note	2005 $m	2004 $m
Net sales revenue	2	3,972.3	3,908.1
Cost of sales		(1,990.8)	(2,020.9)
Gross profit		1,981.5	1,887.2
Other operating revenue	2	1,363.8	1,783.7
Selling expenses		(289.0)	(454.2)
Marketing expenses		(379.6)	(343.8)
Distribution expenses		(112.4)	(106.6)
Administration expenses		(674.9)	(632.2)
Other expenses		(638.1)	(1,188.8)
Share of net profits of associates and joint ventures accounted for using the equity method	8	5.7	4.6
Earnings before interest and income tax		1,257.0	949.9
Interest revenue	2	108.0	143.3
Borrowing expenses		(207.1)	(238.2)
Net interest (expense)/income		(99.1)	(94.9)
Profit from ordinary activities before income tax		1,157.9	855.0
Income tax (expense)/benefit		(216.5)	(48.3)
Net profit		941.4	806.7
Net profit attributable to outside equity interest		(5.3)	(7.4)
Net profit attributable to members of Foster's Group Limited		936.1	799.3
Exchange differences on translation of financial report of foreign controlled entities, net of hedging		(144.9)	(47.3)
Total revenues, expenses and valuation adjustments attributable to members of Foster's Group Limited and recognised directly in equity		(144.9)	(47.3)
Total changes in equity other than those resulting from transactions with owners as owners		791.2	752.0
Earnings per share (cents)	6		
Basic		46.8	38.6
Diluted		46.8	38.6

The statement of financial performance should be read in conjunction with the accompanying notes and discussion and analysis.

Statement of Financial Position

Foster's Group Limited and its controlled entities Statement of Financial Position at 30 June 2005

		Consolidated	
	Note	2005 $m	2004 $m
Current assets			
Cash assets		792.1	709.6
Receivables		989.3	692.1
Inventories		1,497.5	1,054.8
Other financial assets		–	0.1
Other current assets		57.4	55.8
Total current assets		3,336.3	2,512.4
Non-current assets			
Receivables		80.7	82.8
Inventories		439.1	552.6
Investments accounted for using the equity method	8	62.0	91.3
Other financial assets		–	76.9
Property, plant and equipment		2,555.4	2,142.5
Agricultural assets		419.6	265.3
Intangible assets		4,368.7	2,285.8
Deferred tax assets		365.2	387.0
Other non-current assets		118.3	46.5
Total non-current assets		8,409.0	5,930.7
Total assets		11,745.3	8,443.1
Current liabilities			
Payables		1,039.7	722.0
Interest bearing liabilities		597.1	1,112.2
Current tax liabilities		45.8	53.9
Provisions		182.9	172.1
Total current liabilities		1,865.5	2,060.2
Non-current liabilities			
Payables		105.4	126.4
Interest bearing liabilities		4,431.6	1,259.6
Deferred tax liabilities		325.7	307.8
Provisions		73.0	88.9
Total non-current liabilities		4,935.7	1,782.7
Total liabilities		6,801.2	3,842.9
Net assets		4,944.1	4,600.2
Equity			
Shareholders' interest			
Contributed equity	9	3,524.0	3,570.7
Reserves		(289.3)	(75.8)
Retained profits	10	1,670.9	1,060.5
Total parent entity interest		4,905.6	4,555.4
Outside equity interests in controlled entities		38.5	44.8
Total equity		4,944.1	4,600.2

The statement of financial position should be read in conjunction with the accompanying notes and discussion and analysis.

Statement of Cash Flows

Foster's Group Limited and its controlled entities Statement of Cash Flows for the financial year ended 30 June 2005

	Consolidated	
	2005 $m	2004 $m
	Inflows/ (Outflows)	Inflows/ (Outflows)
Cash flows from operating activities		
Receipts from customers	5,789.8	6,110.8
Payments to suppliers, governments and employees	(4,975.0)	(5,127.3)
Dividends received	2.9	0.7
Interest received	132.3	160.0
Borrowing costs	(241.0)	(249.6)
Income taxes paid	(185.6)	(237.6)
Net cash flows from operating activities	523.4	657.0
Cash flows from investing activities		
Payments to acquire controlled entities (net of cash balances acquired)	(3,059.4)	–
Payments to acquire outside equity interest in controlled entities	(22.7)	(17.8)
Payments for property, plant, equipment and agricultural assets	(239.9)	(290.6)
Payments for acquisition of investments/other assets	(31.2)	(84.5)
Net proceeds from repayment of loans	5.5	6.8
Proceeds from sale of property, plant and equipment	108.6	11.6
Proceeds from sale of investments and other assets	138.6	1.0
Proceeds from sale of controlled entities	786.2	1,311.6
Net cash flows from investing activities	(2,314.3)	938.1
Cash flows from financing activities		
Payments for shares bought back	(148.0)	(514.8)
Proceeds from issue of shares and exercise of options	1.5	0.6
Proceeds from borrowings	5,885.7	30.5
Repayment of borrowings	(3,547.3)	(73.4)
Distributions to outside equity interest	(6.3)	(0.6)
Dividends paid	(300.3)	(667.7)
Net cash flows from financing activities	1,885.3	(1,225.4)
Total cash flows from activities	94.4	369.7
Cash at the beginning of the year	706.8	337.6
Effects of exchange rate changes on foreign currency cash flows and cash balances	(9.3)	(0.5)
Cash at the end of the year	791.9	706.8

The statement of cash flows should be read in conjunction with the accompanying notes and discussion and analysis.

Discussion and Analysis

Discussion and Analysis of Consolidated Statement of *Financial Performance*

The net profit attributable to members of Foster's Group Limited for the year was $936.1 million representing an increase of 17.1% from the previous year's result of $799.3 million.

Included in the current year result were significant items totalling a net gain after tax of $454.3 million ($452.6 million before tax), whilst the 2004 result included a net significant gain of $329.9 million ($169.1 million before tax).

The current year significant items comprise a net gain on the sale of shares in Australian Leisure & Hospitality (ALH) $55.4 million (no tax effect); a net gain on the divestiture of the Lensworth business $451.2 million ($459.5 million before tax); a net gain sale of the Corporate artwork $8.3 million (no tax effect). These gains were offset by significant costs arising from increasing the provision against the investment in the Foster's USA partnership $23.7 million (no tax effect); write-down of Sobemab goodwill $13.9 million (no tax effect); CUB operational asset write-downs $10.3 million ($14.7 million before tax); Wine Clubs & Services recoverable amount asset write-downs and provisions $8.1 million ($11.8 million before tax); and Southcorp integration costs $4.6 million ($6.5 million before tax).

The 2004 significant items of $329.9 million ($169.1 million before tax) comprised a net gain on the divestment of the Australian Leisure & Hospitality (ALH) business of $551.9 million ($553.1 million before tax); net Lensworth provision releases and litigation recovery of $25.5 million ($34.7 million before tax) and net Treasury initiatives of $11.1 million ($14.7 million before tax). These gains were offset by significant costs arising from the Wine Trade Operational review $177.7 million ($289.4 million before tax) and asset write-downs at the half year in the Wine business of $61.2 million ($119.0 million before tax); the International Beer business of $2.5 million ($3.0 million before tax) and net Corporate IT asset write-downs and superannuation contributions of $17.2 million ($22.0 million before tax).

Excluding the impact of the significant items, net profit after tax was $481.8 million, an increase of 2.6% over the previous year's result. Note 3 provides further detail on the significant items.

Earnings before interest, tax, amortisation and significant items (EBITA) increased 5.9% to $878.1 million, compared with $829.0 million in 2003/04. Amortisation expense was $88.8 million compared with $68.2 million in the previous year. Earnings before interest, tax and significant items increased 3.7% to $789.3 million, compared with $760.8 million in the previous year.

Total operating revenue decreased 6.7% from $5,835.1 million to $5,444.1 million. Net sales revenue for the year is $3,972.3 million, compared with $3,908.1 million for the previous year, an increase of 1.6%.

Discussion and Analysis of Consolidated Statement of *Financial Position*

Consolidated net assets increased by $343.9 million during the year from $4,600.2 million to $4,944.1 million. Total assets increased by $3,302.2 million from $8,443.1 million to $11,745.3 million.

The decrease in net assets is attributable to:

- a decrease in investments and equity investments of $106.3 million, due to the divestiture of the 10% investment holding in ALH and a decrease in the value of Foster's Brewing International equity accounted investments.
- an increase in current and non-current interest bearing liabilities of $2,656.9 million.
- an increase in current and non-current accounts payable of $296.7 million.
- a decrease in deferred tax assets of $21.8 million.
- an increase in net current and deferred tax liabilities of $9.8 million.

Offset by:

- an increase in cash of $82.5 million.
- an increase in current and non-current receivables of $295.1 million, mainly attributable to the inclusion of Southcorp balances.
- an increase in current and non-current inventory of $329.2 million, mainly attributable to the inclusion of Southcorp balances offset by the divestiture of Lensworth.
- an increase in property, plant and equipment of $412.9 million mainly associated with the acquisition of Southcorp.
- an increase in agricultural assets of $154.3 million mainly associated with the acquisition of Southcorp.
- an increase in intangibles of $2,082.9 million mainly associated with the acquisition of Southcorp.
- an increase in current and non-current other assets of $73.4 million.
- a decrease in provisions of $5.1 million.

Contributed equity has decreased by $46.7 million from $3,570.7 million to $3,524.0 million. The decrease is due to:

- $142.1 million cost of the on-market buy-back of shares

offset by:

- $93.9 million of shares issued under the dividend reinvestment plan.
- $0.4 million of shares issued under the employee share scheme.
- $1.1 million of options exercised.

Reserves have decreased by $213.5 million from a net debit balance of $75.8 million to $289.3 million debit balance due to net movements in the exchange fluctuation reserve.

Return on net equity attributable to members of Foster's Group Limited after significant items was 19.1%, compared with 17.5% for the previous year.

Discussion and Analysis of Consolidated Statement of Cash Flows

Net cash inflows from operating activities was $523.4 million, a decrease of $133.6 million over the previous year.

Total investment and capital expenditure was $3,353.2 million compared with $392.9 million in the previous year.

Notes to Financial Statements

Note 1 Basis of Preparation of Concise Financial Report

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The concise financial report has been prepared on the basis of historical cost, except for grape vines, which are recognised at net market value.

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with the current financial year or as a result of the first time application of revised accounting standards.

Change in Accounting Estimates

In 2004 the useful life of certain intangible assets of the Wine business was revised reflecting the more competitive market conditions experienced by the business. The useful life of goodwill for certain Wine businesses was revised from 20 years to five years and the useful life of certain brand names was revised. The revision to the estimate of useful life for these assets resulted in additional amortisation expense in 2004 of $18.4 million before tax. In 2005, wine amortisation expense increased by $11.5 million before tax to reflect a further reassessment of useful lives.

Note 2 Operating Revenue

	Consolidated	
	2005 $m	2004 $m
Net sales revenue	3,972.3	3,908.1
Other operating revenue	1,363.8	1,783.7
Interest revenue	108.0	143.3
Total operating revenue	5,444.1	5,835.1
Net sales revenue comprises:		
Net beer sales (excluding royalties)	2,098.5	1,978.3
Net wine sales	1,857.3	1,599.5
Royalties	40.9	45.6
	3,996.7	3,623.4
Inter-segment sales	(24.4)	(15.9)
Continuing operations	3,972.3	3,607.5
Discontinued operations	–	321.9
Inter-segment sales	–	(21.3)
Net sales revenue	3,972.3	3,908.1
Other operating revenue		
Dividends	2.9	0.7
Property	90.6	245.3
Rent	0.1	1.4
Sale of assets/investments	222.1	12.6
Proceeds on sale of controlled entities	809.7	1,320.2
SGARA	–	8.4
Other income	249.9	205.3
Inter-segment sales	(11.5)	(10.2)
Other operating revenue	1,363.8	1,783.7
Comprising:		
Continuing	470.5	225.1
Discontinuing	904.8	1,568.8
Inter-segment sales	(11.5)	(10.2)
	1,363.8	1,783.7

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $1,735.5 million (2004: $1,825.3 million). Net sales includes amounts for freight charged to customers. Net beer sales revenue includes the sale of spirits, ciders, water and certain wine products. Other income mainly includes non-alcoholic beverage income, sales by Capital Liquor (a division of CUB), hop extract sales, bio-resources income and wine club membership fees.

Discontinued operations are further explained in Note 4.

SGARA revenue is the net market value increment in vines and grapes in accordance with AASB 1037 'Self-Generating and Regenerating Assets'.

Interest revenue includes interest income from interest rate swaps of $71.9 million (2004: $109.3 million).

Note 3 Significant Items

	Consolidated	
	2005 $m	2004 $m
(Tax effect nil unless otherwise stated)		
Divestment of Lensworth (tax expense applicable $8.3 million)	459.5	–
Sale of 10% shareholding in Australian Leisure & Hospitality Group Limited (ALH)	55.4	–
Australian Beer recoverable amount write-down to assets affected by the 2003 operational review (tax benefit applicable $4.4 million)	(14.7)	–
Foster's USA partnership investment provision	(23.7)	–
Sobemab goodwill recoverable amount write-down	(13.9)	–
Wine Clubs & Services recoverable amount asset write-downs and provisions (tax benefit applicable $3.7 million)	(11.8)	–
Southcorp Integration costs (tax benefit applicable $1.9 million)	(6.5)	–
Sale of Corporate Artwork	8.3	–
Divestment of ALH (tax expense applicable $1.2 million)	–	553.1
Treasury initiatives		
– Realignment of the foreign exchange book including the close-out of contracts extending to July 2006 (tax expense applicable $10.4 million)	–	34.7
– Financing cost due to the restructure of certain debt maturities and interest rate hedge risk (tax benefit applicable $6.8 million)	–	(20.0)
Treasury initiatives (tax expense applicable $3.6 million)	–	14.7
Lensworth release of provisions and litigation cost recovery (tax expense applicable $9.2 million)	–	34.7
Wine Trade operational review		
– Excess inventory write-down (tax benefit applicable $62.3 million)	–	(155.8)
– Australian winery and US vineyard rationalisation (tax benefit applicable $7.8 million)	–	(24.1)
– Onerous grape supply contracts (tax benefit applicable $14.7 million)	–	(35.8)
– Onerous oak barrel lease contracts (tax benefit applicable $16.4 million)	–	(39.9)
– Restructuring and other costs (tax benefit applicable $10.5 million)	–	(33.8)
Wine Trade operational review (tax benefit applicable $111.7 million)	–	(289.4)
Write-downs and other costs reported at 31 December		
– Wine inventory write-down (tax benefit applicable $38.9 million)	–	(73.9)
– Other wine asset write-downs, Australian vineyard rationalisation and other costs (tax benefit applicable $18.9 million)	–	(45.1)
– International Beer costs and provisions (tax benefit applicable $0.5 million)	–	(3.0)
– Additional superannuation fund contributions and Group IT asset write-down (tax benefit applicable $4.8 million)	–	(22.0)
	–	(144.0)
Total significant items (2005 tax benefit applicable $1.7 million; 2004 tax benefit applicable $160.8 million)	452.6	169.1

Significant item expenditure has been predominantly disclosed in 'other expenses' in the Statement of Financial Performance.

Included in 2005 Southcorp integration costs are net financing gains of $5.1 million which includes $15.1 million significant interest expense arising from hedging activities.

In May 2004 the Group completed a comprehensive review of its foreign exchange transactional hedging and implemented a new Treasury operating policy, which led to a major restructuring of existing hedge cover and a determination that certain contracts to which hedge accounting had been previously applied had not been properly designated as hedges. As a consequence, hedge accounting was discontinued for these contracts in 2004. Of the realised gain of $34.7 million an amount of $20.0 million refers to unrealised gains on outstanding forward exchange contracts (part of the US$ denominated contracts having a face value of $1,647 million) at 30 June 2003.

Note 4 Discontinued Operations

Lensworth and Australian Leisure & Hospitality division (ALH) have both been recognised as discontinued operations, following the divestment of these businesses on 9 December 2004 and 5 November 2003 respectively. The continued retention of Lensworth and ALH was not considered essential for the execution of the Group's premium branded beverage strategy.

	Consolidated	
	2005 $m	2004 $m
Consolidated financial performance information		
Net sales revenue	–	321.9
Cost of sales	–	(145.2)
Gross profit	–	176.7
Other operating revenue	904.8	1,568.8
Selling expenses	(57.0)	(239.3)
Marketing expenses	–	(9.5)
Administration expenses	(9.5)	(74.3)
Other expenses	(354.7)	(746.8)
Earnings before interest and income tax	483.6	675.6
Net interest expense	–	–
Income tax expense	–	–
Net profit	483.6	675.6
Consolidated financial position information		
Cash assets	–	15.5
Receivables	–	0.7
Inventories	9.3	88.5
Other current assets	–	0.4
Total current assets	9.3	105.1
Receivables	–	1.9
Inventory	7.3	230.3
Property, plant and equipment	–	1.6
Intangible assets	–	1.0
Total non-current assets	7.3	234.8
Total assets	16.6	339.9
Payables	13.3	58.3
Provisions	0.4	2.6
Total current liabilities	13.7	60.9
Payables	12.9	–
Provisions	0.4	0.7
Total non-current liabilities	13.3	0.7
Total liabilities	27.0	61.6
Net assets	(10.4)	278.3
Consolidated cash flow information		
Cash flows related to operating activities		
Receipts from customers	89.3	705.4
Payments to suppliers, governments and employees	(114.7)	(612.0)
Net operating cash flows	(25.4)	93.4
Cash flows related to Investing activities		
Payment for purchases of property, plant and equipment	(0.1)	(11.0)
Proceeds from sale of property, plant and equipment	4.5	0.1
Payments for acquisition of investments and other assets	(30.3)	(4.0)
Proceeds from sale of controlled entities	786.2	1,311.6
Net investing cash flows	760.3	1,296.7
Cash flows related to financing activities		
Transfer of cash from discontinued operation	(741.0)	(1,431.4)
Net increase/(decrease) in cash held	(6.1)	(41.3)

Note 5 Segment Results

	Total assets 2005 $m	Total assets 2004 $m	Total liabilities 2005 $m	Total liabilities 2004 $m	Acquisition of property, plant & equipment, agricultural assets & intangibles 2005 $m	Acquisition of property, plant & equipment, agricultural assets & intangibles 2004 $m	Depreciation and amortisation expense 2005 $m	Depreciation and amortisation expense 2004 $m	Non-cash expenses other than depreciation and amortisation 2005 $m	Non-cash expenses other than depreciation and amortisation 2004 $m
Industry segments										
Australian Beer	1,984.7	1,971.7	304.8	322.8	103.6	171.9	56.9	50.4	35.8	17.8
International Beer	229.8	223.3	19.6	45.3	9.2	8.2	9.5	8.4	24.6	3.0
Wine	8,099.4	4,437.5	863.4	379.4	3,103.1	93.6	146.8	123.4	50.2	406.8
Corporate	257.5	389.6	186.2	300.3	2.9	6.7	9.4	7.9	7.2	29.4
Continuing operations	10,571.4	7,022.1	1,374.0	1,047.8	3,218.8	280.4	222.6	190.1	117.8	457.0
Discontinued operations	16.6	324.4	27.0	61.6	0.1	11.0	–	14.8	–	32.9
	10,588.0	7,346.5	1,401.0	1,109.4	3,218.9	291.4	222.6	204.9	117.8	489.9
Unallocated										
Cash/Interest bearing liabilities	792.1	709.6	5,028.7	2,371.8						
Deferred tax assets/tax provisions	365.2	387.0	371.5	361.7						
	11,745.3	8,443.1	6,801.2	3,842.9						

	Total operating revenue 2005 $m	Total operating revenue 2004 $m	Inter segment sales 2005 $m	Inter segment sales 2004 $m	Net external operating revenue 2005 $m	Net external operating revenue 2004 $m	Operating profit before income tax and significant items 2005 $m	Operating profit before income tax and significant items 2004 $m	Significant items 2005 $m	Significant items 2004 $m	Profit from ordinary activities before income tax 2005 $m	Profit from ordinary activities before income tax 2004 $m
Industry segments												
Australian Beer	2,183.0	1,917.1	–	(31.5)	2,183.0	1,885.6	569.5	512.6	40.7	–	610.2	512.6
International Beer	262.4	253.9			262.4	253.9	42.9	42.2	(25.0)	(3.0)	17.9	39.2
Wine	2,000.2	1,640.0	(35.9)	(15.9)	1,964.3	1,624.1	221.0	177.8	(33.9)	(408.4)	187.1	(230.6)
Corporate	21.6	37.5			21.6	37.5	(68.2)	(59.6)	26.4	12.7	(41.8)	(46.9)
Continuing operations	4,467.2	3,848.5	(35.9)	(47.4)	4,431.3	3,801.1	765.2	673.0	8.2	(398.7)	773.4	274.3
Discontinued operations	904.8	1,890.7			904.8	1,890.7	24.1	87.8	459.5	587.8	483.6	675.6
	5,372.0	5,739.2	(35.9)	(47.4)	5,336.1	5,691.8	789.3	760.8	467.7	189.1	1,257.0	949.9
Unallocated												
Interest revenue					108.0	143.3						
Net interest expense							(84.0)	(74.9)	(15.1)	(20.0)	(99.1)	(94.9)
					5,444.1	5,835.1	705.3	685.9	452.6	169.1	1,157.9	855.0

Note 5 Segment Results continued

	Total assets		Acquisition of property, plant & equipment, agricultural assets & intangibles		Net external operating revenue	
	2005 $m	2004 $m	2005 $m	2004 $m	2005 $m	2004 $m
Geographical segments						
Australia	5,906.4	3,661.0	1,870.4	237.3	2,730.8	2,341.2
Asia and Pacific	251.5	231.2	15.3	11.9	288.0	271.9
Europe	1,058.2	419.8	565.2	4.2	424.9	382.6
Americas	3,355.3	2,710.1	767.9	27.0	987.6	805.4
Continuing operations	10,571.4	7,022.1	3,218.8	280.4	4,431.3	3,801.1
Discontinued operations – Australia	16.6	324.4	0.1	11.0	904.8	1,890.7
	10,588.0	7,346.5	3,218.9	291.4	5,336.1	5,691.8
Unallocated						
Cash	792.1	709.6				
Deferred tax assets	365.2	387.0				
Interest revenue					108.0	143.3
	11,745.3	8,443.1	3,218.9	291.4	5,444.1	5,835.1

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic beverages. The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis.

The aggregate share of net profits of associates and joint ventures accounted for using the equity method of $5.7 million (2004: $4.6 million) pertains predominantly to the International Beer industry segment. The aggregate carrying amount of investments in associates and joint venture partnerships is $62.0 million (2004: $91.3 million).

Note 6 Earnings per Share

	Consolidated	
	2005	2004
Basic earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	46.8	38.6
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	1,998,763	2,070,780
Diluted earnings per share (cents) based on net profit attributable to members of Foster's Group Limited	46.8	38.6
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	1,999,597	2,071,773
Comparatives have been restated to reflect the impact of bonus elements of shares.		
Earnings reconciliation	**$m**	**$m**
Net profit	941.4	806.7
Net profit attributable to outside equity interest	(5.3)	(7.4)
Earnings used to calculate basic earnings per share	936.1	799.3
Earnings used to calculate diluted earnings per share	936.1	799.3

Note 7 Dividends

	Foster's Group Limited	
	2005 $m	2004 $m
Interim dividend of 9.25 cents per ordinary share paid 4 April 2005 (2004: 8.75 cents per ordinary share paid 2 April 2004)	184.4	175.8
Final dividend of 10.75 cents per ordinary share proposed by Directors to be paid 3 October 2005 (2004: 10.50 cents per ordinary share paid 1 October 2004)	215.2	209.9
Total dividend of 20.00 cents per ordinary share (2004: 19.25 cents per ordinary share)	399.6	385.7
The amount of dividends that have been or will be franked	394.3	759.5
Amount of franking credits available for the subsequent year	187.5	151.4
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	300.3	301.7
Off-market buy-back	–	366.0
Satisfied by the issue of shares	93.9	91.2
Employee share plan loan repayment	0.1	0.6
	394.3	759.5

The 2004 off-market buy-back included a fully franked dividend component of $2.19 per share totalling $366.0 million.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2005. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

The above amount represents the balances of the franking accounts as at the end of the year, adjusted for income tax payable and franking credits that may be prevented from being distributed in the subsequent year. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The new shares will be issued at an amount which is the weighted average price of ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days up to and including the record date for the dividend.

Note 8 Investments Accounted for Using the Equity Method

	Consolidated	
	2005 $m	2004 $m
Investments in associates and joint venture partners	62.0	91.3

		Ownership Interest	
Name of entity	Reporting Date	2005 %	2004 %
Alliance des Vins Fins	31 December	44.4	37.9
SARL Lovis	31 December	50.0	–
Fiddlesticks LLC	31 December	50.0	50.0
Foster's Europe Pty Ltd[1]	30 June	66.7	66.7
Foster's USA LLC	31 March	49.9	49.9
Judd Road Vineyards Limited	30 June	50.0	50.0
International Trade and Supply Limited	31 December	39.9	39.9
North Coast Bottling Company	30 June	–	50.0
Oak Vale Vineyard Limited	30 June	50.0	50.0

1 Foster's Europe Pty Ltd holds the investment in the Foster's European partnership. The Group's ownership interest in Foster's Europe Pty Ltd is greater than 50%, but due to the voting rights attached to the shares, the Group does not control this entity. Carlton and United Beverages Limited receives royalty income under an agreement with the Foster's European partnership.

The carrying values of material investments are:

- Foster's USA LLC $26.6 million (2004: $54.7 million); and
- International Trade and Supply Limited $31.0 million (2004: $32.1 million).

Note 8 Investments Accounted for Using the Equity Method continued

	Consolidated	
	2005 $m	2004 $m
Equity accounted share of results		
– net profit before income tax	7.6	6.7
– amortisation of notional goodwill	(1.3)	(1.3)
– income tax expense attributable to net profit	(0.6)	(0.8)
– net profits after income tax	5.7	4.6
Retained profits attributable to equity accounted investments		
– balance at the beginning of the financial year	37.7	38.4
– distributions received	(6.1)	(5.3)
– balance at the end of the financial year	37.3	37.7
Carrying amount of equity accounted investments		
– balance at the beginning of the financial year	91.3	89.7
– additions	0.6	3.2
– share of net profit	5.7	4.6
– impairment write-down	(22.1)	–
– dividends received	(6.1)	(5.3)
– foreign exchange	(7.4)	(0.9)
	62.0	91.3
Share of assets and liabilities		
– current assets	17.8	20.1
– non-current assets	39.6	43.6
Total assets	57.4	63.7
– current liabilities	(13.6)	(15.4)
– non-current liabilities	(5.2)	(6.7)
Total liabilities	(18.8)	(22.1)
– net assets	38.6	41.6
Goodwill (net of amortisation)/other	23.4	49.7
	62.0	91.3

The equity accounted share of results, assets and liabilities are based on unaudited management results. There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 9 Contributed Equity

	Consolidated	
	2005 $m	2004 $m
Paid up capital		
– ordinary fully paid shares	3,524.0	3,570.7
Movements in share capital opening balance		
– ordinary fully paid shares	3,570.7	3,511.9
– employee shares of $1 paid to 1.67 cents	–	–
	3,570.7	3,511.9
1,019,965 (2004: 5,276,956) ordinary fully paid shares issued to employees		
– 33,518 @ $4.24 (2004: 43,728 @ $3.77)	0.2	0.2
– 32,192 @ $4.22 (2004: 40,828 @ $3.94)	0.1	0.2
– 22,555 @ $5.36 (2004: 40,357 @ $3.99)	0.1	0.2
– Nil (2004: 37,243 @ $3.94)	–	0.1
– Nil (2004: 5,114,800 @ $3.88)	–	19.8
– 877,454 @ $5.22 (issued at no consideration)		
– 54,246 @ $5.21 (issued at no consideration)		
2005 Options exercised		
– 500,000 @ $2.12 (2004: Nil)	1.1	–
Dividend reinvestment plan		
– 10,589,974 @ $4.62 (2004: 11,006,264 @ $4.41)	48.9	48.5
– 8,605,903 @ $5.23 (2004: 9,754,006 @ $4.37)	45.0	42.7
Conversion of exchangeable bonds		
Nil (2004: 125,392,627 ordinary fully paid shares)	–	531.1
Transfer to reserves of equity component of exchangeable bonds, as initially recognised at inception of the exchangeable bonds	–	(63.2)
On-market share buy-back		
28,743,340 shares @ $4.56 – $5.50 per share	(142.1)	(216.5)
(2004: 48,188,456 shares @ $4.33 – $4.74 per share)		
Off-market share buy-back		
Nil (2004: 167,107,552 shares @ $1.81 per share)	–	(304.3)
Closing balance		
– ordinary fully paid shares	3,524.0	3,570.7
– employee shares of $1 paid to 1.67 cents	–	–

Note 9 Contributed Equity continued

	Fosters Group Limited	
	2005 Shares m	2004 Shares m
Opening balance		
– ordinary fully paid shares	2,008.8	2,072.6
– partly paid employee shares	1.0	1.0
	2,009.8	2,073.6
1,019,965 (2004: 5,276,956) employee shares issued	1.0	5.3
Dividend reinvestment plan		
– October 2004: 10,589,974 (October 2003: 11,006,264)	10.6	11.0
– April 2005: 8,605,903 (April 2004: 9,754,006)	8.6	9.8
Conversion of exchangeable bonds	–	125.4
On-market share buy-back 28,743,340 (2004: 48,188,456)	(28.7)	(48.2)
Off-market share buy-back Nil (2004: 167,107,552)	–	(167.1)
1,130,585 (2004: 4,080) shares issued pursuant to the Foster's Long Term Incentive Plan	1.1	–
Options exercised over 500,000 ordinary fully paid shares	0.5	–
Closing balance		
– ordinary fully paid shares	2,001.9	2,008.8
– partly paid employee shares	1.0	1.0
	2,002.9	2,009.8

Note 10 Retained Earnings

	Consolidated	
	2005 $m	2004 $m
Retained profits at the beginning of the year	1,060.5	910.7
Net profit	936.1	799.3
Aggregate of amounts transferred from reserves	68.6	110.0
Total available for appropriation	2,065.2	1,820.0
Ordinary dividends		
– final paid	(209.9)	(217.7)
– interim paid	(184.4)	(175.8)
– dividend component of off-market buy-back paid	–	(366.0)
Total available for appropriation	(394.3)	(759.5)
Retained profits at the end of the year	1,670.9	1,060.5

Note 11 Remuneration of Auditors

	Consolidated	
	2005 $000	2004 $000
Amounts received, or due and receivable, by the auditors for:		
Auditing and reviewing the financial statements		
– auditors of FGL	3,783.0	3,384.0
– associated firms of FGL auditors	1,491.0	1,833.0
– other firms	129.0	15.0
Other assurance		
– auditors of FGL	1,365.0	128.0
– associated firms of FGL auditors	21.0	49.0
– other firms	237.0	–
Financial due diligence		
– auditors of FGL	–	2,691.0
Total audit and other assurance		
– auditors of FGL	5,148.0	6,203.0
– associated firms of FGL auditors	1,512.0	1,882.0
– other firms	366.0	15.0
	7,026.0	8,100.0
Taxation		
– auditors of FGL	406.0	2,436.0
– associated firms of FGL auditors	280.0	1,628.0
Other advisory		
– associated firms of FGL auditors	–	41.0
Total other services		
– auditors of FGL	406.0	2,436.0
– associated firms of FGL auditors	280.0	1,669.0
	686.0	4,105.0
Totals		
– auditors of FGL	5,554.0	8,639.0
– associated firms of FGL auditors	1,792.0	3,551.0
– other firms	366.0	15.0
	7,712.0	12,205.0

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

In 2005 other assurance includes audit related services provided to the Group with respect to the divestment of Lensworth and various debt offerings undertaken during the year. Other firms include KPMG for Southcorp.

Financial due diligence in 2004 relates to audit related services provided to the Group with respect to the divestment of Australian Leisure & Hospitality.

During 2004 the Board decided that PricewaterhouseCoopers would no longer provide taxation services for the Group. A new taxation service advisor was engaged effective 1 January 2004. PricewaterhouseCoopers taxation services are now limited to transitional arrangements within stringent independence guidelines. These transitional arrangements are expected to continue until open tax periods are finalised.

The Audit and Risk Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The Chairman of the Audit and Risk Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

Note 12 Contingent Liabilities

	Consolidated	
	2005 $m	2004 $m
Arising in respect of individual controlled entities:		
Guarantees		
– other persons	3.3	4.6
Arising in respect of other persons:		
Guarantees		
– banks and other financiers	150.0	199.5
– other persons	208.5	126.6
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	15.2	18.2
	377.0	348.9

Various entities in the Group are party to other legal actions which have arisen in the ordinary course of business. These actions are being defended and the Directors believe no material losses will arise.

Note 13 Events Occurring after Reporting Date

As part of the integration plan for Southcorp operations, several regions have been identified where the Group has surplus wine processing capacity due to duplicated facilities. On 30 August 2005 the Board approved plans to consolidate wine processing to the facilities which offer the better platform for quality, efficiency and future growth. This has resulted in the planned closure of one of the Group's Hunter Valley wineries and one of the smaller wineries in the Coonawarra region.

Note 14 International Financial Reporting Standards

Foster's Group Limited is required to adopt the Australian equivalents to International Financial Reporting Standards (AIFRS) commencing 1 July 2005. The Group's first fully AIFRS compliant financial statements will be presented for the year ending 30 June 2006, with interim accounts for the period ending 31 December 2005. Comparative information will be required to be restated in both sets of accounts, effective from 1 July 2004. The majority of adjustments required on transition at 1 July 2004 will be made against opening retained earnings. The transitional rules for adoption require the restatement of comparative financial statements using AIFRS, except for AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement'.

Having completed a risk-based assessment of the key business and compliance impacts of AIFRS, the Group's implementation project is progressing according to the scheduled project plan. The implementation project has dedicated resources and management are continuing to provide regular status reporting to the Audit and Risk Committee, management teams across the business and external auditors.

Global training initiatives are continuing across the Group, ensuring all key personnel are provided with the adequate resources and education to implement the project. Systems have been assessed and the Group is in the process of modifying and upgrading systems to be compliant with the AIFRS requirements.

The Group continues to monitor accounting standard changes and developments in interpretations and participates in industry discussion forums with the view to adopting accounting policies consistent with emerging industry interpretations and practice. In particular, developments are continuing in the interpretation of the income taxes standard which may lead to changes in the expected tax adjustments on transition to AIFRS identified below.

From work completed to date, the key changes in significant accounting policies and other areas of significance expected for the Group are as follows:

Goodwill

Under AASB 3 'Business Combinations' amortisation of goodwill will be prohibited and instead will be subject to annual impairment testing, on a discounted basis. This will result in a change in the Group's accounting policy which currently amortises goodwill over the lesser of the period of time to which the benefits are expected to arise and 20 years.

Elimination of amortisation will reduce expenses and increase earnings. Amortisation of goodwill for the year ending 30 June 2005 is $60.9 million.

Reduction in future earnings may result in the event of impairment.

Brand Names, Mailing Lists, Patents and Licences

In accordance with AASB 138 'Intangible Assets', internally generated brand names, such as the CUB beer brands, will be required to be derecognised, given that the standard does not allow recognition of internally generated intangibles.

Furthermore, the standard will require internally generated mailing lists to be derecognised. The carrying value will only reflect the maintenance of customers on the list from the date of acquisition.

The derecognition of internally generated intangible assets will reduce brand names, mailing lists, patents and licences by $784.3 million. This adjustment will initially be applied against the remaining Asset Revaluation Reserve balance ($218.5 million) with the remainder being applied against retained earnings at 1 July 2004.

Elimination of amortisation of mailing lists will reduce expenses and increase earnings. Amortisation of mailing lists for the year ending 30 June 2005 is $11.6 million.

Employee Benefits – Superannuation

Under AASB 119 'Employee Benefits', the Group will be required to recognise the net position of the defined benefit superannuation fund into the balance sheet, based on an actuarial calculation. The initial adjustment will be through retained profits as at 1 July 2004, with subsequent movements recorded directly to retained earnings for the period.

This will result in a change in the Group's current accounting policy which only recognises contributions to defined benefit superannuation funds as an expense as the obligation arises.

A liability of $13.3 million (FGL: $2.6 million) will be recognised against retained earnings at 1 July 2004. At 30 June 2005 the actuary calculated a deficiency of $10.8 million (FGL: $2.1 million). The movement in the gains or losses, as determined by the actuary, will be taken directly against retained earnings.

Future volatility is likely to impact retained earnings rather than current year profits, with the Group electing to record movements against retained earnings rather than profit and loss.

Share-based Payments

Under AASB 2 'Share-based Payments', share-based payments issued to employees will be required to be recognised as an expense in respect of the services received, pro-rated over the period of service.

This will result in a change to the current accounting policy, which does not recognise an expense in respect of these items.

Initial impact on retained earnings and share capital at 1 July 2004 from the 2002 and 2003 Long Term Inventive Plan (LTIP) of $8.9 million (FGL: $3.5 million). Given that the standard only requires application to instruments granted post 7 November 2002, no adjustments are proposed for schemes granted prior to this date.

The LTIP expense for the year ending 30 June 2005 is $7.5 million (FGL: $2.9 million) and the expense for the cost of the Employee Share Grant Plan is $5.0 million (FGL: $0.2 million).

The annual charge for the cost of the LTIP and Employee Share Grant Plan will result in higher expenses.

Foreign Currency Translation

Under AASB 1 'First Time Adoption of Australian Equivalents to International Financial Reporting Standards', the cumulative foreign currency translation reserve (FCTR) balance relating to all foreign operations can be reset to nil as at 1 July 2004. The Group proposes to utilise this exemption and reset the FCTR in respect of all foreign operations to nil.

The FCTR at 1 July 2004 of $294.3 million will be adjusted against retained earnings.

Subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to AIFRS and shall only include translation differences arising after 1 July 2004.

Borrowing Costs

Under AASB 123 'Borrowing Costs' can be expensed or capitalised. The Group expects to change its accounting policy so the borrowing costs are expensed as incurred rather than capitalising borrowing costs for qualifying assets.

Capitalised borrowing costs in the balance sheet at 1 July 2004 of $37.5 million will be derecognised against retained earnings. Capitalised borrowing costs at 30 June 2005 are $34.5 million.

Interest that was capitalised was subsequently amortised over time into interest expense. Capitalised interest for the year ending 30 June 2005 was a net $3 million. Elimination of this amount will reduce expenses and increase earnings.

Business Combinations

The requirements of AASB 3 'Business Combinations' will result in a revision to the calculation of goodwill arising on acquisition of a business. Certain costs currently capitalised to goodwill directly attributable to the acquisition, such as restructuring costs will be expensed directly to the profit and loss. Furthermore, contingent liabilities are required to be recognised in the balance sheet at fair value. Recognition of contingent liabilities will increase the value attributed to goodwill.

Foster's Group Limited is in the process of completing the AIFRS acquisition accounts for Southcorp Limited, which was acquired in May 2005. Work is still being undertaken to finalise the AIFRS impact.

Income Taxes Under AASB 112 'Income Taxes', tax effect accounting will require the balance sheet liability approach as opposed to the current Group policy which applies the profit and loss approach. Under this new method, temporary differences will be identified for each asset and liability rather than accounting for the effects of timing and permanent differences between taxable income and accounting profit. In addition, the test for recognition of tax losses will change from virtually certain under the current guidance to a test of probability. Under UIG Interpretation 1052 'Tax Consolidation Accounting', FGL will be required to derecognise any deferred tax balances recognised in relation to the subsidiaries in the Group. However FGL continues to recognise any current tax liability or asset and any tax loss/tax credit deferred tax asset relating to its subsidiaries.	Initial impact on retained earnings at 1 July 2004 of $392.3 million from the recognition of additional deferred tax assets and/or liabilities and derecognition of deferred tax liabilities on capitalised interest. Additional deferred tax assets and/or liabilities may be recognised. Work is still being performed to quantify the 30 June 2005 impact, as well as the impact following the acquisition of Southcorp Limited. Initial application at 1 July 2004 will result in FGL's net deferred tax liability of $43.5 million being reduced by $56.8 million.
Impairment of Assets Under AASB 136 'Impairment of Assets', the recoverable amount of an asset is determined as the higher of net selling price and value in use. Under the new policy, impairment of assets testing will be required to be performed on a discounted future cash flow basis for each cash-generating unit. Currently the assessment of recoverable amount of non-current assets is made with reference to undiscounted cash flows.	Initial impact on retained earnings at 1 July 2004 of $5.0 million to reduce the carrying value of goodwill due to the effect of discounting future cash flows. Volatility in earnings may result in the event of impairment.

In addition to the above areas of change, the following areas of accounting policy change will impact retained earnings at 1 July 2005. These areas of change relate to AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' which do not require the restatement of comparative information.

Financial Instruments Under AASB 139 'Financial Instruments: Recognition and Measurement', financial instruments will be required to be classified into five categories which will, in turn, determine the accounting treatment of the item. The classifications are loans and receivables – measured at amortised cost; held to maturity – measured at amortised cost; held for trading – measured at fair value; and available for sale – measured at fair value. This will result in a change in the Group's accounting policy which currently measures these items at cost, with certain derivative financial instruments not recognised on balance sheet.	Potential initial impact on retained earnings at 1 July 2005. Volatility in future earnings may result from measuring instruments at fair value.
Hedge Accounting Under AASB 139 'Financial Instruments: Recognition and Measurement', all derivative contracts, whether hedging instruments or otherwise, will be carried at fair value on the Group's balance sheet. Hedge transactions will be required to be formally documented and tested for effectiveness to continue to qualify for hedge accounting treatment. Ineffectiveness outside the prescribed range precludes the use of hedge accounting and can result in significant volatility in earnings.	Potential initial impact on retained earnings at 1 July 2005. Volatility in future earnings may result if hedge effectiveness is not achieved. The value of derivative financial instruments held off balance sheet at 30 June 2005 which will be brought onto the balance sheet is $218.4 million.

Directors' Declaration

In the opinion of the Directors of Foster's Group Limited, the accompanying concise financial report of the consolidated entity, comprising Foster's Group Limited and its controlled entities for the year ended 30 June 2005, set out on pages 45 to 61:

a) has been derived from or is consistent with the full financial report for the financial year; and

b) complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

Dated at Melbourne this 30th day August 2005.

Signed in accordance with a resolution of the directors

Frank J Swan
Chairman

Trevor L O'Hoy
President & Chief Executive Officer

Independent Audit Report

Independent audit report to the members of Foster's Group Limited

Audit opinion

In our opinion, the concise financial report of Foster's Group Limited for the year ended 30 June 2005 complies with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The concise financial report and Directors' responsibility

The concise financial report comprises the consolidated statement of financial position, consolidated statement of financial performance, consolidated statement of cash flows, discussion and analysis of and notes to the financial statements for the Foster's Group Limited (the Company) for the year ended 30 June 2005.

The Directors of the Company are responsible for the preparation and presentation of the financial report in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

Audit approach

We conducted an independent audit of the concise financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We also performed an independent audit of the full financial report of the Company for the financial year ended 30 June 2005. Our audit report on the full financial report was signed on 30 August 2005, and was not subject to any qualification.

In conducting our audit of the concise financial report, we performed procedures to assess whether in all material respects the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039: *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information included in the concise financial report is consistent with the information in the full financial report, and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures in the concise financial report which were not directly derived from the full financial report.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the concise financial report.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

Con Grapsas
Partner

Melbourne
30 August 2005

Details of Shareholders, Shareholdings and Top 20 Shareholders

Details of Shareholders and Shareholdings

Holding of Securities

Listed Securities 23 August 2005	No. of Holders	No. of Shares	% Held by top 20
Fully Paid Ordinary Shares	163,114	2,001,891,068	69.50

Unlisted Securities 23 August 2005	Issue Number	No. of Holders	No. of Shares
Ordinary Shares issued under the 1987 Foster's Employee Share Plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	4	209,400
Issue price of $7.38 per share	51	1	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	1,050
Issue price of $4.42 per share	64	1	1,710
Issue price of $4.32 per share	65	1	1,800
Total			998,310

FBG Incentive Pty Ltd holds 209,430 of the above shares as trustee for 246 participants in the 1987 Foster's Employee Share Plan.

Options – 23 August 2005

Options issued under the 1987 Foster's Employee Share Plan

Employee Options Exercisable at:	No. of Shares if Options Exercised
$2.12 per share	750,000
$2.36 per share	320,000
$2.48 per share	420,000
Total	1,490,000

The above options are held by FBG Incentive Pty Ltd as trustee for 3 participants in the 1987 Foster's Employee Share Plan.

Distribution of Holdings – 23 August 2005

Size of Holding	Number
1 – 1,000	51,956
1,001 – 5,000	85,874
5,001 – 10,000	16,042
10,001 – 100,000	8,955
100,001 and over	287
Total	163,114

Of these, 812 shareholders held less than a marketable parcel of $500 worth of shares (89 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 23 August 2005 was used to determine the number of shares in a marketable parcel.

Twenty Largest Shareholders – 23 August 2005

Shareholder	No. of Fully Paid Ordinary Shares	% of Fully Paid Ordinary Shares
J P Morgan Nominees Australia Limited	355,619,837	17.76
Westpac Custodian Nominees Limited	280,989,838	14.04
National Nominees Limited	235,964,281	11.79
Citicorp Nominees Pty Limited	165,353,085	8.26
ANZ Nominees Limited	145,678,765	7.28
RBC Global Services Australia Nominees Pty Limited	39,808,397	1.99
Queensland Investment Corporation	35,931,232	1.79
HSBC Custody Nominees (Australia) Limited	27,901,304	1.39
Cogent Nominees Pty Limited	23,788,951	1.19
AMP Life Limited	18,524,663	0.93
IAG Nominees Pty Limited	9,460,520	0.47
Government Superannuation Office	8,288,221	0.41
Argo Investments Limited	7,199,721	0.36
Westpac Financial Services Limited	6,916,606	0.35
Australian Foundation Investment Company Limited	6,526,502	0.33
Victorian Workcover Authority	5,506,760	0.28
Bond Street Custodians Limited	4,874,949	0.24
Tasman Asset Management Ltd	4,826,400	0.24
CSS Board & PSS Board	4,312,133	0.21
Transport Accident Commission	3,834,590	0.19
Total	1,391,306,755	69.50

Substantial Shareholders – 23 August 2005

The following shareholders have declared a relevant interest in the number of voting shares at the date of giving the notice under Part 6C.1 of the Corporations Act.

The Capital Group Companies Inc	187,025,998
Mondrian Investment Partners Limited	146,762,604
Commonwealth Bank of Australia	114,781,170
Maple-Brown Abbott Limited	120,698,061

Shareholder Information

Annual General Meeting

The Annual General Meeting of Foster's Group Limited will be held on Monday, 24 October 2005, at 10.30 a.m. at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the Proxy Form by which they can express their views.

Shareholders may also lodge a proxy online by visiting www.fostersgroup.com and clicking on 'AGM Proxy Voting'.

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to:

a) one vote for each fully paid share; and

b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Stock Exchange Listing

Foster's shares are listed under the symbol 'FGL' on the Australian Stock Exchange. The securities of the Company are traded on the Australian Stock Exchange under CHESS (Clearing House Electronic Sub-register System) which allows settlement of on-market transactions without having to rely on paper documentation.

American Depositary Receipts, sponsored by The Bank of New York, can be purchased through brokers in the USA.

Share Register and Other Enquiries

If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Australian callers 24 hour 7 day service: 1300 134 708
Telephone: +61 3 9415 4000
Facsimile: +61 3 9473 2500
(+61 3 9473 2469 only for faxing Proxy Forms)
Email: web.queries@computershare.com.au
Internet: www.computershare.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

For enquiries relating to the operations of the Company, please contact the Foster's Investor Relations Department on:

Telephone: +61 3 9633 2773
Facsimile: +61 3 9633 2555
Email: investor.relations@fostersgroup.com
Internet: www.fostersgroup.com
GPO Box 753
Melbourne Victoria 3001

Electronic Communication with the Company

Foster's has an Online Share Registry facility where shareholders can:

- Check their current and previous holding balances
- Choose and change their preferred Annual Report and Newsletter delivery method
- Check or update their address details
- Check or update their bank details
- Review their dividend history
- Confirm whether they have lodged TFN/ABN exemption
- Download commonly used forms
- Elect to receive email notification when dividend statements and issuer sponsored holding statements are available to view online.

Just log on to www.fostersgroup.com, go to the Shareholder Services section of the website and click on 'Foster's Online Share Registry'. For security and privacy reasons, shareholders will be required to verify their identity before they can view their records.

Dividends

A final dividend of 10.75 cents per share will be paid on 3 October 2005 to shareholders registered on 9 September 2005. For Australian tax purposes, the dividend will be 100% franked at the 30% company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia, New Zealand and the United Kingdom. Shareholders can also elect to participate in the Dividend Reinvestment Plan. Direct Credit and Dividend Reinvestment Plan forms are available on request from the share registry or via Foster's Online Share Registry.

Tax File Numbers, Australian Business Numbers or Exemptions

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or Australian business number or tax exemption details. Shareholders may access Foster's Online Share Registry to download a personalised form.

Change of Address

It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN). Shareholders may access Foster's Online Share Registry to download a personalised form.

Key Dates

9 September 2005
Record date (books closing) for 2004/2005 final dividend

3 October 2005
Final dividend for 2004/2005 payable

24 October 2005
Annual General Meeting

14 February 2006*
Announcement of profit result for half year ending 31 December 2005

8 March 2006*
Record date (books closing) for 2005/2006 interim dividend

3 April 2006*
Interim dividend for 2005/2006 payable

30 June 2006
End of financial year

29 August 2006*
Announcement of profit result for the year ending 30 June 2006

* Likely dates. Subject to confirmation.

Foster's Group Limited
A.B.N. 49 007 620 886
Company Secretary:
Martin M Hudson
Assistant Company Secretary:
Robert K Dudfield

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 9633 2000
Facsimile: +61 3 9633 2002


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by Amanda Roach Design



Foster's gratefully acknowledges the staff who appear in this report.